QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 26, 2007

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Global Aero Logistics Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4512 (Primary Standard Industrial Classification Code Number)	No. 20-4222196 (I.R.S. Employer Identification Number)
HLH Building 101 World Drive Peachtree City, Georgia 30269 (770) 632-8000 (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

Mark M. McMillin, Esq.
Senior Vice President, General Counsel and Secretary
Global Aero Logistics Inc.
HLH Building
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8215
(Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

Copy to: Ronald Cami, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933 check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Subscription rights	$14.00	$50,000,000	(3)

Shares of Class A common stock issuable upon exercise of subscription rights	$14.00	$50,000,000	$1535.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)
The maximum aggregate offering price is based on the $14.00 offering price per share. There is no market price for the Class A common stock.

(3)
Pursuant to Rule 457(g), no separate registration fee is required for the subscription rights, since they are being registered in the same registration statement as the Class A common stock underlying the subscription rights.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 26, 2007

PRELIMINARY PROSPECTUS

                 Shares

Global Aero Logistics Inc.

Class A Common Stock, par value $0.0001 per share
Rights to Purchase up to                        Shares of Common Stock
at $14.00 per Share

        All holders of our Class A common stock (which we refer to herein as our common stock) as of 5:00 p.m., New York City time, on                         , are being granted rights to purchase additional shares of our common stock from our largest stockholder, MatlinPatterson ATA Holdings LLC.

        Nontransferable subscription certificates are being delivered to you along with this prospectus.

        Each right entitles you to purchase one share of our common stock for a subscription price of $14.00 per share. Each shareholder is being granted            rights for each share of our common stock held as of 5:00 p.m., New York City time, on                        .                         but fractional rights held by a shareholder after aggregating all rights to which the shareholder is entitled will be rounded up to the nearest whole number. You will be able to exercise your rights until 5:00 p.m., New York City time, on                        , unless we extend the expiration date to a date not later than            .

        Global Aero Logistics Inc. intends to apply to list its common stock on the                                                   under the symbol "            ."

        The shares are being offered directly by the selling stockholder, MatlinPatterson. Global will not receive any of the proceeds from the sale of the shares being sold, and all proceeds from this offering will be paid to MatlinPatterson.

        You should consider carefully the risks that we have described in "Risk Factors" beginning on page 17 before deciding whether to invest in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2007

i

PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, particularly the "Risk Factors" section and the financial statements and related notes to those financial statements contained in this prospectus. As used in this prospectus, the terms "we," "us," "Global," "our company" and "the company" refer to Global Aero Logistics Inc. and its subsidiaries on a consolidated basis as of the date hereof unless the context requires otherwise. As used in this prospectus, the term "common stock" refers to our Class A common stock, par value $0.0001 per share, which is the only class of common stock issued and authorized under our Certificate of Incorporation. As used in this prospectus, the term "MatlinPatterson" refers to MatlinPatterson ATA Holdings LLC, a Delaware limited liability company, our principal shareholder and an affiliate of MatlinPatterson Global Advisers LLC.

        Global and World Air Holdings, Inc. ("World Air Holdings") consummated their merger (as described below) on August 14, 2007. Pro forma combined information in this prospectus gives pro forma effect to, among other things, the merger and the financing (as described below) as if they had occurred on January 1, 2006, for statement of operations purposes and June 30, 2007, for balance sheet purposes. See "Summary Historical and Unaudited Pro Forma Combined Financial Information" and "Unaudited Pro Forma Combined Financial Statements" and the related notes thereto.

Our company

        We are a leading provider of diversified contract aircraft transportation services to customers who value reliability and global reach. We offer military and commercial charter services through our three operating airlines: ATA Airlines, Inc. ("ATA"), North American Airlines, Inc. ("North American"), and World Airways, Inc. ("World"). Our fleet of 55 aircraft consists of a combination of passenger and freighter aircraft that support our three business lines. Our business lines—Military/Commercial Charter, scheduled service and ACMI—are diversified by service offering, customer base and geography, which we believe reduces our vulnerability to economic downturns.

  •
  Our Military/Commercial Charter business is the largest transporter of U.S. military personnel and their families to and from overseas deployments, during times of conflict as well as peacetime. The U.S. Department of Defense relies almost exclusively on the commercial sector for its passenger transportation needs and in 2006 we represented approximately 73% of the $1.2 billion in spending for international troop movement.

  •
  Our ACMI business, which refers to arrangements in which our customers lease our aircraft at a rate based on Aircraft, Crew, Maintenance and Insurance costs, services primarily the global air cargo market. The air cargo market has experienced strong growth in the past ten years and is projected to grow at a rate of more than 6% annually over the next 20 years as international trade continues to expand.

  •
  Our scheduled service business is primarily designed around ATA's unique codeshare arrangement with Southwest Airlines ("Southwest"), the largest U.S. airline in terms of domestic passengers flown. A codeshare agreement is an agreement between airlines which allows an airline to sell seats on another airline's flights. ATA is Southwest's first and only codeshare partner and our agreement enables us to connect Southwest customers to destinations that Southwest does not serve, primarily Hawaii, while also expanding our marketing reach by allowing us to sell ATA-only itineraries on southwest.com, the world's most searched airline website according to Hitwise™.

        The following chart sets forth our total revenues by business line for year ended December 31, 2006, on a pro forma basis:

($ in billions, except percentage data)

Total Revenues = $1.6 billion

        For the year ended December 31, 2006, after giving pro forma effect to the merger, we generated revenues of $1.6 billion.

Military/Commercial Charter

        Our three operating airlines: ATA, North American and World have been active in the business of transporting military service personnel and their families to and from overseas destinations since 1952. The U.S. Department of Defense relies almost exclusively on the commercial sector for its passenger transportation needs, and in 2006 we earned approximately 73% of the $1.2 billion in spending for international troop movement. We contract with the U.S. Department of Defense's Air Mobility Command (the "AMC"), participating primarily in their International Program.

        Our military charter service contracts reimburse us based on the average costs of all participating airlines, plus a fixed operating margin. Because our contracts provide for a pass-through of actual fuel costs to the military, this business is insulated from fuel price volatility.

        New entrants into the AMC's International Program must typically overcome significant obstacles. Participants in the AMC's International Program must (1) be U.S. registered airlines, (2) demonstrate twelve continuous months of comparable flying as will be utilized in AMC charters, (3) have the fleet capability to fly long-range, over-water and heavy payload flights, (4) have labor contracts that allow for flexibility to conduct extended international missions with relatively short notice as to specific routings and (5) be admitted as a member of a participating AMC team or be otherwise entitled to fly international missions under the AMC program. These requirements have historically precluded international carriers, as well as most low cost carriers and major domestic airlines from participating in these programs.

        We also sell charter services to other governmental and commercial customers using our military charter fleet, primarily during off-peak periods in our military service. Our recent charter air travel customers include tour operators, professional and collegiate sports teams and organizations and corporations. Typically, we enter into charter agreements that limit our exposure to variability in the price of fuel.

        For the year ended December 31, 2006 and the six months ending June 30, 2007, our Military/Commercial Charter business generated pro forma revenues of $941 million and $502 million, respectively, which represented approximately 62% and 64% of our total pro forma revenues, respectively. For the twelve months ended December 31, 2006, our AMC business represented approximately 56% of our total pro forma revenue.

ACMI

        We participate in the global air cargo market primarily through the operation of freighter aircraft under ACMI contracts and believe we are well-positioned to capitalize on the growing ACMI cargo market. ACMI, or wet lease, contracts offer our airline customers the flexibility to supplement capacity in existing markets, and/or to serve increased demand in seasonal markets, all without committing dedicated aircraft for extended periods. The customer leases aircraft from us at a revenue rate based on aircraft, crew, maintenance and insurance costs, and is responsible for paying for all other operating expenses, including fuel.

        We currently operate six McDonnell Douglas MD-11 wide-body freighters and two McDonnell Douglas DC-10-30 wide-body freighters to service this growing market and have signed letters of intent to lease two Boeing 747-400 freighter aircraft beginning in late 2008. Currently, we have ACMI cargo contracts with Air Canada, Lufthansa, DHL, Ethihad, EVA Airways and Cargo Italia.

        We also provide ACMI passenger services with aircraft that are well-suited to provide supplemental capacity to other airlines in times of increased demand and/or operational challenges. We have provided ACMI passenger services for carriers such as Air Jamaica, Aer Lingus, BWIA and JetBlue over the last twelve months. We also operate a specifically configured MD-11 aircraft on behalf of Sonair Servico Aero, SARL, a subsidiary of the Angolan national oil company, transporting oil workers and executives within the U.S.-Africa Energy Association, a not-for-profit corporation, three times a week between Houston and Luanda, Angola.

        For the year ended December 31, 2006 and in the six months ending June 30, 2007, our ACMI business generated pro forma revenues of $165 million and $78 million, respectively, which represented approximately 10% and 10% of our total pro forma revenues, respectively.

Our Aircraft

        Our fleet of 55 aircraft consists of a combination of passenger and freighter planes that support our three businesses. We lease all of our aircraft, except as indicated below:

	Number of Each Aircraft Type
Aircraft Type	ATA		World		North American	Total	Average Age (in years)
Boeing 737-300	2		—		—	2	17
Boeing 737-800	12		—		—	12	6
Boeing 757-200	6		—		5	11	9
Boeing 757-300	4		—		—	4	5
Boeing 767-300	—		—		5	5	11
Lockheed L-1011-500	3	*	—		—	3	25
McDonnell Douglas MD-11	—		8		—	8	14
McDonnell Douglas DC-10-30	1		1	*	—	2	29
McDonnell Douglas DC-10-30 freighter	—		2		—	2	32
McDonnell Douglas MD-11 freighter	—		6		—	6	13

	28		17		10	55

*
Owned aircraft.

Scheduled service

        We offer scheduled passenger service through ATA and North American. ATA designs its scheduled service operations around a codeshare agreement with Southwest, and is the first and only airline to codeshare with Southwest. We operate more than 45 daily scheduled service flights from various western U.S. airports to Hawaii and over certain routes on the U.S. mainland. Our scheduled service business is focused on flying between (1) airports where Southwest has a significant presence, such as Chicago Midway, Phoenix Sky Harbor and Las Vegas McCarran and (2) various airports in Hawaii. As a result of our Southwest codeshare, we are able to connect our customers to more than 60 destinations while serving only 14 airports directly.

        We sell to Southwest's multi-million customer base and are able to utilize Southwest's strong reputation, brand name and distribution channels. This unique marketing arrangement provides us with incremental passenger revenue while providing a platform for sustained growth that carriers participating in connect-only codeshares do not share. A significant portion of our passengers purchase ATA tickets through Southwest distribution channels or come to ATA on connecting flights through Southwest focus cities. Most of our domestic flights are available for purchase on southwest.com, the world's most searched airline website according to Hitwise™. Our codeshare agreement with Southwest, which expires in 2013, provides ATA with codeshare exclusivity until February 28, 2009 to Hawaii from all cities served by Southwest in the Pacific and Mountain time zones as well as in Texas. Under the agreement, international codesharing is expected to begin in 2009, and for three years thereafter we will have codeshare exclusivity from the U.S. mainland to Canada, the Caribbean, Central America and Mexico (which we refer to as "near international" markets).

        Our North American subsidiary provides international non-stop scheduled flights to Georgetown, Guyana; Accra, Ghana; and Lagos, Nigeria.

        For the year ended December 31, 2006 and in the six months ending June 30, 2007, our scheduled service business generated pro forma revenues of $448 million and $205 million, respectively, which represented approximately 28% and 26% of our total pro forma revenues, respectively.

Competitive strengths

  •
  Diversified revenue base—Each of our business lines—Military/Commercial Charter, ACMI and scheduled service—relies on different customer bases with diverse underlying performance drivers that we believe reduces our exposure to downturns in any single market. Military Charter service is primarily dependent upon U.S. military spending for transporting troops overseas, which in turn is partially driven by current geo-political events affecting the United States. ACMI is primarily dependent on international freight transportation, which in turn is driven by global trade. Scheduled service is primarily dependent upon the general health of the travel and tourism industry and the level of corporate spending on business travel, which in turn are driven by GDP growth.

  •
  Unique business model—We believe that our unique business model cushions our operating and financial results from many of the economic and other factors that affect other airlines, and distinguishes us from our competitors. A significant percentage of our revenues are derived from contracts that are payable regardless of the number of passengers flown. As a result, our operating and financial results are not disproportionately affected by factors such as changes in consumer preferences, perceptions, spending patterns, or demographic trends that can result in a change in the number of passengers. Additionally, a significant portion of our business is generated from customer contracts designed to reimburse us for actual fuel purchased and used. Therefore, we have reduced exposure to fluctuations in the price of jet fuel, which has increased by more than 270% since December 31, 2001. Finally, our military and many of our commercial charter and ACMI contracts are designed with a cost-plus pricing structure, and new entrants into the AMC's International Program must typically overcome significant obstacles. We believe interest from potential new competitors is limited as a result of AMC aircraft payload and range requirements and the inflexibility of U.S. commercial airline labor work rules.

  •
  Largest provider of military passenger transport services—According to publicly available data published by the AMC, collectively, our airline subsidiaries are the largest provider of military passenger transport services to the AMC. Through our teaming arrangements, we have the ability to capture approximately three-quarters of the AMC expenditures for the current government fiscal year. The U.S. Department of Defense continues to rely almost exclusively on the commercial sector to meet its passenger transportation needs.

  •
  Unique codeshare agreement with Southwest—ATA's codeshare agreement provides us with access to a large universe of Southwest customers by connecting them to cities Southwest does not serve. The codeshare agreement expands our marketing reach by allowing us to sell ATA itineraries to Southwest's customers on southwest.com, the world's most searched airline website according to Hitwise™. Moreover, we expect our international codesharing arrangement with Southwest to commence in 2009, at which point we will be Southwest's codeshare partner to many near-international markets including Canada, the Caribbean, Mexico and Central America, which we believe ATA's high payload, long-range fleet is well-equipped to serve.

  •
  Well-positioned to benefit from increase in international trade—The air cargo market has experienced tremendous growth due to continued global economic expansion. The market is expected to more than triple over the next 20 years, growing at a rate of more than 6% annually. We believe our wide-body fleet is well positioned to capture this market, particularly on transatlantic, North-South America, transpacific and intra-Asia cargo routes. World currently operates six McDonnell Douglas MD-11 wide-body freighter aircraft and has signed letters of intent to lease two Boeing 747-400 freighter aircraft, which we believe are attractive aircraft in the current cargo market due to their superior capabilities and limited availability.

  •
  Proven management team—We believe that our strong management team has enabled us and will continue to allow us to effectively execute our growth strategies. Our President and Chief Executive Officer, Subodh Karnik, has 18 years of airline experience that includes broad leadership experience at three major carriers, including Delta Air Lines. The chief operating officers of our three airline subsidiaries have an aggregate of over 50 years of aviation experience. Our executive team has seven executives with prior CEO, CFO and COO-level experience in the airline industry.

Business strategy

        Our strategy is to provide diversified contract aircraft transportation services to customers who value reliability and global reach. By offering different product lines to a range of customers, we are able to diversify our revenue base and reduce risk. The key elements of our strategy are:

  •
  Optimize the fleet to support our diverse product portfolio—We will continue to optimize our fleet to meet the increasing demand in aircraft transportation for the markets we serve. We are expanding our fleet to include seven McDonnell Douglas DC-10-30 wide-body aircraft and have signed letters of intent to lease two Boeing 747-400 freighter aircraft. Our fleet strategy is designed to enable us to maximize our share of the AMC market, expand into international codeshare routes with Southwest and capture more of the growing ACMI market. In addition, we will have the flexibility to shift aircraft among our business lines to effectively manage future changes in the markets we serve.

  •
  Expand ACMI cargo business—We are focused on further diversifying our revenue base by continuing the expansion of our ACMI cargo business. We plan to increase our freighter fleet to include aircraft suited for Transpacific and intra-Asia routes, which are forecasted to be two of the fastest growing air cargo markets. We have signed letters of intent to lease two Boeing 747-400 freighter aircraft and plan to convert additional McDonnell Douglas MD-11 passenger aircraft currently being used for military charter flying into freighter aircraft.

  •
  Maintain efficient cost structure and extract synergies—Our contract airlift business model has required us to develop and maintain a competitive cost structure. In addition to having a fuel-efficient business model, we have reduced our fixed costs by outsourcing our maintenance, ground handling and reservation systems. We will continue to seek other opportunities to streamline our operations. As we complete the integration of the World Air Holdings acquisition, we plan to further reduce our costs through rationalization of back office and other functions and by leveraging the commonality in our newly combined fleet.

  •
  Expand Southwest codeshare flying to international markets—We have an agreement to enhance our current codeshare with Southwest to include near international markets in 2009, which will enable us to grow our scheduled service business line by connecting Southwest's domestic network to international markets. Our fleet has the long-range, over-water capabilities that Southwest's fleet does not provide, allowing us to fly Southwest's customers to Hawaii and near international destinations. We expect these international destinations to provide attractive growth opportunities for us.

Industry overview

        According to data from the International Civil Aviation Organization ("ICAO"), the global airline industry reported revenues of more than $450 billion in 2006, representing approximately 8% of the world Gross Domestic Product ("GDP"). The state of the airline industry continues to improve both financially and operationally after three of the worst years in its history from 2001 through 2003. Since 2002, the global economy has expanded rapidly, driving sustained growth in worldwide travel demand. As a result of positive economic trends and recent recovery, the global airlines are set to achieve operating profits of almost $16 billion in 2007 and approximately $21 billion in 2008.

        Similar to the recent resurgence in global airline activity, years of progress in reducing operating costs within U.S. passenger and cargo airlines were finally matched by a strong revenue environment. According to the Air Transport Association of America, U.S. airline revenues increased by approximately 8% between 2005 and 2006 to approximately $164 billion, with load factors steadily increasing in the last five years. At the same time, operating profits increased to $7.5 billion in 2006 from an operating profit of approximately $427 million in 2005.

        The charter, or non-scheduled, business segment of the airline industry in the U.S. is a significant source of revenue, representing between $4.3 billion and $5.6 billion in revenue during the years 1999 through 2006. Of these results, approximately $1.6 billion to a peak of $2.5 billion in 2005 represented passenger charters, with the balance earned from cargo charters.

        The air cargo industry generally consists of airline operators that have dedicated fleets of freighter aircraft as well as airlines that offer cargo capacity in the belly compartments of their aircraft flown on passenger missions. North America is the largest air cargo market in the world, carrying over 7.2 billion metric tons in 2006, according to the International Air Transport Association. The greatest areas of growth are on routes between North America and Asia, between Europe and Asia and intra-Asia, which are benefiting from the rapid economic and trade growth in the Asia Pacific region. ACMI is a method of pricing wet-lease charters within the air cargo industry. ACMI operators play a key role in the cargo market by supplying additional capacity in existing markets and providing services on a short-term basis when demand is uncertain and/or highly seasonal.

Our recent consolidation

  The merger

        On August 14, 2007, Global acquired World Air Holdings for an aggregate purchase price of approximately $313 million or $12.50 per share for each outstanding share of common stock of World Air Holdings. Pursuant to an agreement and plan of merger dated April 5, 2007 between Global, Hugo Acquisition Corp. ("Hugo"), an indirect wholly owned subsidiary of Global and World Air Holdings, Hugo was merged with and into World Air Holdings with World Air Holdings as the surviving entity (the "merger"). As a result of the merger, the combined company operates three independent airlines under one umbrella: ATA, North American and World.

  The financing

        In order to fund the acquisition of World Air Holdings, on August 14, 2007, Global's subsidiary, New ATA Acquisition Inc. ("ATA Acquisition") entered into a $340.0 million senior secured payment-in-kind ("PIK") term loan agreement with the lenders party thereto (which is JPMorgan Chase Bank, N.A. ("JPMorgan") as of the date of this prospectus), Jefferies Finance LLC ("Jefferies"), as documentation agent, and JPMorgan as administrative agent (the "JPMorgan Term Loan"). See "Description Certain Indebtedness—JPMorgan Term Loan."

        JPMorgan and Jefferies also, respectively, received 1,808,986 and 452,247 immediately exercisable warrants to purchase Global's common stock at an exercise price of $0.01 per share, (the "Warrants").

        In addition, Global issued 11,507,142 shares of Series A preferred convertible stock (the "Series A preferred stock") to MatlinPatterson for an aggregate purchase price of $161.1 million or $14.00 per share. The Series A preferred stock has an annual cumulative dividend rate of 16.0% payable in common stock upon conversion but in no event will such dividend be equal to a value less than $8.0 million. In connection with this rights offering, MatlinPatterson will convert its Series A preferred stock into common stock.

        We refer to the borrowing of $340.0 million under the JPMorgan Term Loan, the issuance of the Warrants and the issuance of the Series A preferred stock collectively as the "financing". In addition to funding the acquisition of World Air Holdings, we used the proceeds from the financing to repay $135.9 million in previously outstanding indebtedness.

Summary of the Rights Offering

        The following material is qualified in its entirety by the information appearing elsewhere in this prospectus.

Issuer	Global Aero Logistics Inc.
Background
As part of the financing in connection with the merger, Global obtained additional equity by issuing 11,507,142 shares of Series A preferred stock to MatlinPatterson at a purchase price of $14.00 per share. The Series A preferred stock will be converted into common stock in connection with this offering and a portion of the converted shares will be offered to existing shareholders in connection with the offering.
Rights
Each holder of common stock (other than MatlinPatterson) will be granted rights for each share of common stock held as of 5:00 p.m., New York City time, on , the record date. The number of rights granted to each holder of common stock will be rounded up to the nearest whole number. An aggregate of up to rights will be granted pursuant to the rights offering. Each right will be exercisable for one share of common stock. An aggregate of up to shares of common stock will be sold upon exercise of the rights.
Subscription Privilege	Holders of rights are entitled to purchase for the subscription price one share of common stock for each right.
Oversubscription Right
Each holder of common stock that exercises all of its rights offered pursuant to this rights offering will also have the right to purchase a portion of the shares remaining after giving effect to the aggregate amount initially subscribed for in this Offering. These additional shares will be sold at the subscription price. Stockholders wishing to purchase additional shares must complete an additional subscription form and deliver it, along with payment in full for the number of remaining shares for which such stockholder elects to subscribe to our subscription agent with its completed subscription agreement prior to the offering expiration date.

The number of extra shares that each holder will have the right to purchase will be equal to the product of (x) the number of shares to be issued less the total number of shares that are initially subscribed for by each holder times (y) a fraction the numerator of which will be the aggregate number of shares of common stock on the record date owned by all offerees hereunder and the denominator of which will be the total number of outstanding shares of common stock on the record date times (z) a fraction, the numerator of which will be the number of shares of common stock on the record date owned by such purchaser and the denominator of which will be the total number of shares of common stock on the record date owned by all offerees that elected to exercise all of their rights in this rights offering and MatlinPatterson.

Subscription Price
$14.00 in cash per share of common stock subscribed for. This amount is payable by personal check, certified check, cashiers check or wire transfer. The subscription price has been established by us after considering many factors, including, without limitation, the fact that $14.00 per share was the price paid by MatlinPatterson on August 14, 2007 for Series A preferred stock, following negotiations with a special committee of independent directors of our Board. An independent investment bank issued an opinion on August 14, 2007, indicating that the price paid by MatlinPatterson was fair to our stockholders.
Shares of Common Stock outstanding after Rights Offering
22,262,830 based on the number of shares outstanding on September 30, 2007 and giving effect to the conversion of the Series A preferred stock (without giving effect to any payment of dividends in respect of the preferred stock in the form of accretion).
Transferability of Rights
Except in the limited circumstances described under "The Rights Offering—Transferability of Rights," the rights are not transferable and may be exercised only by the persons to whom they are granted. Any attempt to transfer rights will render them null and void. The subsequent transfer after the record date of shares of common stock for which rights were granted will not have any effect on the selling stockholder's subscription privilege in respect of any such rights.
Record Date	As of 5:00 p.m., New York City time, on .
Expiration Date	As of 5:00 p.m., New York City time, on . The Expiration Date may be extended to a date not later than .
Procedure to Exercise Rights
Subscription privileges may be exercised by properly completing a subscription certificate and forwarding such subscription certificate, with payment of the subscription price for each share subscribed for, to the subscription agent at or prior to 5:00 p.m., New York City time, on the Expiration Date. Uncertified personal checks used to pay the subscription price must be received by the subscription agent at least five business days before the expiration date to allow sufficient time for the check to clear. Accordingly, rights holders who wish to pay the subscription price by means of uncertified personal check are urged to consider, in the alternative, payment by means of certified check, bank draft or money order. If the mail is used to forward subscription certificates, it is recommended that insured, registered mail be used. See "The Rights Offering—Procedure to Exercise Rights." Once you exercise your rights, you cannot revoke your exercise, even if there is a decline in the price of our common stock. See "Risk Factors—Risks Relating to the Rights Offering—Once you exercise your rights, you may not revoke your exercise."

Persons Holding Shares, or Wishing to Exercise Rights, Through Others
Persons holding shares of common stock, to whom rights are granted with respect thereto, through a broker, dealer, trustee, depository for securities, custodian bank or other nominee, should contact the appropriate institution or nominee and request it to effect the transaction for them. See "The Rights Offering—Procedure to Exercise Rights."
Delivery of Common Stock
As soon as practicable after the completion of the offering, shares of common stock subscribed for pursuant to exercise of the rights will be delivered to subscribers. Such shares will be issued in the same form, certificated or book-entry, as the shares of common stock held by the subscriber exercising rights for such shares.
Federal Income Tax Consequences
The granting of rights to you pursuant to this rights offering should not be taxable to you, and we will take this position for tax reporting purposes. However, the tax consequences to you of the rights offering are unclear, and it is possible that the IRS would take the position that you would be subject to tax upon receipt of the rights, whether or not you exercise the rights.
Use of Proceeds	MatlinPatterson will receive all proceeds from the sale of the securities under this offering.
Subscription Agent	..
Risk Factors
Exercising subscription rights for shares of our common stock involves a high degree of risk. See the "Risk Factors" section of this prospectus for a description of certain of the risks you should carefully consider before exercising your rights.

        Our principal executive office is located at HLH Building, 101 World Drive, Peachtree City, Georgia 30269 and our telephone number at this address is (770) 632-8000.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND
OPERATING DATA OF GLOBAL

        The following table sets forth Global's summary consolidated historical financial and operating data for each of the periods indicated. The summary historical financial data for the dates and periods ended prior to March 1, 2006 were derived from the audited consolidated financial statements of ATA's former parent, ATA Holdings Corp., which we sometimes refer to as our "predecessor." The statement of operations data for the years ended December 31, 2004 and 2005, for the two months ended February 28, 2006, for the ten months ended December 31, 2006 and the balance sheet data as of December 31, 2004, 2005 and 2006, were derived from Global's or its predecessor's audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six month period ended June 30, 2006 was derived from Global's unaudited consolidated financial statements for the four month period ended June 30, 2006 and from Global's predecessor's audited consolidated financial statements for the two months ended February 28, 2006 included elsewhere in this prospectus. The statement of operations data for the six month period ended June 30, 2007 and the balance sheet data as of June 30, 2007, were derived from Global's unaudited interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim financial statements for Global and its predecessor included in this prospectus include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with the accounting policies of Global described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period. The summary historical financial information should be read in conjunction with the sections entitled "Summary historical and unaudited pro forma combined financial information", "Use of proceeds," "Capitalization," "Unaudited pro forma combined financial statements," "Selected consolidated historical financial and operating data of Global," "Management's discussion and analysis of financial condition and results of operations of Global" and the consolidated financial statements of Global and its predecessor and the related notes included elsewhere in this prospectus.

        The comparability of Global's summary historical financial and operating data has been affected by its reorganization. As we discuss more fully in "Note 1—Fresh-Start Reporting" of the notes to Global's audited consolidated financial statements as of and for the ten months ended December 31, 2006, Global's predecessor and certain of its affiliates, including ATA, Global's principal operating subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. Global emerged from bankruptcy protection on February 28, 2006 with a new capital structure. Global has applied fresh-start accounting as of March 1, 2006 for its consolidated financial statements. As a result of the fresh-start change in the basis of accounting for Global's underlying assets and liabilities, Global's results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006 (successor). Global includes as a reporting period of its predecessor its pre-emergence two-month period ended February 28, 2006. The historical periods of our predecessor also do not reflect the impact of the fundamental changes in Global's assets and operations it effected through its reorganization. As a result of these changes, Global does not believe that its business operations or its operating results for periods prior to March 1, 2006 are comparable to its current business operations or its operating results since that date.

	Predecessor			Global	Predecessor and Global	Global
	Year Ended December 31,		Two Months Ended February 28,	Ten Months Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	2004(1)	2005(1)	2006(1)(2)	2006(2)	2006(1)(3)	2007
					(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
Scheduled service	$1,099,944	$635,232	$53,527	$332,255	$186,753	$172,163
Charter	358,870	408,714	58,753	288,256	174,938	160,712
Other	73,757	48,355	2,771	16,551	9,900	7,938

Total operating revenues	1,532,571	1,092,301	115,051	637,062	371,591	340,813

Operating expenses:
Fuel and oil	368,273	322,094	37,086	202,613	117,543	113,428
Salaries, wages and benefits	422,430	281,791	36,066	150,929	100,875	88,704
Aircraft rentals	242,602	148,614	16,181	69,439	44,054	41,460
Flight costs	100,327	82,243	11,488	52,769	28,389	28,861
Handling, landing and navigation fees	119,963	89,453	8,077	48,553	27,303	25,533
Selling and marketing	111,041	66,050	7,624	36,452	21,874	18,974
Aircraft maintenance, materials and repairs	74,992	44,801	3,103	29,051	13,027	22,627
Depreciation and amortization	52,013	36,270	5,219	17,386	11,366	11,773
Asset impairments and aircraft retirements	7,887	403	—	13,476	—	3,649
Other	133,206	101,973	10,197	41,045	31,891	23,921

Total operating expenses	1,632,734	1,173,692	135,041	661,713	396,322	378,930

Operating income (loss)	(100,163)	(81,391)	(19,990)	(24,651)	(24,731)	(38,117)
Other income (expenses):
Reorganization items, net	(638,479)	(369,632)	1,456,000	—	1,456,000	—
Interest income	2,283	2,467	397	6,154	2,762	4,026
Interest expense	(51,145)	(6,235)	(4,666)	(18,231)	(12,216)	(12,136)
Loss on extinguishment of debt	(27,314)	—	—	—	—	—
Other	(911)	(796)	(233)	266	(161)	172

Total other income (expenses)	(715,566)	(374,196)	1,451,498	(11,811)	1,446,385	(7,938)

Income (loss) before income taxes	(815,729)	(455,587)	1,431,508	(36,462)	1,421,654	(46,055)
Income taxes (credits)	—	—	—	—	—	—

Net income (loss)	(815,729)	(455,587)	1,431,508	(36,462)	1,421,654	(46,055)
Preferred stock dividends	(1,125)	—	—	—	—	—

Income (loss) available to common stockholders(4)	$(816,854)	$(455,587)	$1,431,508	$(36,462)	$1,421,654	$(46,055)

Basic earnings per common share:
Weighted average shares outstanding				10,752,688		10,755,191
Net loss per share				$(3.39)		$(4.28)
Diluted earnings per common share:
Average shares outstanding				10,752,688		10,755,191
Net loss per share				$(3.39)		$(4.28)
Financial and Other Data:
Cash flows provided by (used in):
Operating activities	$(26,200)	$(67,010)	$(19,577)	$(34,847)	$(61,999)	$(25,264)
Reorganization activities	66,194	18,309	(6,014)	—	(6,014)	—
Investing activities	531	(18,731)	(10,406)	8,689	(9,779)	(9,825)
Financing activities	(61,517)	6,997	(6,777)	51,924	65,379	30,887
Capital expenditures	(26,660)	(22,884)	(8,447)	(27,570)	(10,793)	(9,678)
Selected Consolidated Operating Statistics (Unaudited):
Revenue passengers carried (thousands)	11,653.4	5,868.1	449.0	2,519.8	1,492.4	1,467.1
Revenue passenger miles (millions)	14,678.5	8,709.7	816.2	4,799.2	2,727.5	2,838.4
Available seat miles (millions)	21,242.0	13,360.2	1,362.9	6,804.2	4,069.1	3,959.7
Passenger load factor	69.1%	65.2%	59.9%	70.5%	67.0%	71.7%

	Predecessor		Global
	As of December 31,		As of December 31,	As of June 30,
	2004	2005	2006	2006(2)	2007
				(unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$139,652	$79,217	$62,209	$66,804	$58,007
Property and equipment, net	$182,759	$101,267	$89,947	$82,157	$89,383
Total assets	$651,065	$389,450	$370,366	$441,698	$404,984
Total debt	$41,000	$54,600	$146,662	$166,179	$174,076
Liabilities subject to compromise(5)	$1,279,676	$1,475,447	$—	$—	$—
Mandatorily redeemable preferred stock(6)	$—	$—	$—	$—	$—
Convertible redeemable preferred stock	$—	$—	$—	$—	$—
Stockholders' equity (deficit)	$(920,556)	$(1,376,143)	$72,290	$97,837	$27,238

(1)
The consolidated financial statements of our predecessor have been prepared in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs that are not in the ordinary course of business and include aircraft lease rejection charges, impairments and professional fees related to the predecessor's Chapter 11 filing. See Note 1 to our predecessor's audited consolidated financial statements for more information.

(2)
As of February 28, 2006, the effective date of the plan of reorganization, we adopted fresh-start accounting for our financial statements. See Note 1 to our audited consolidated financial statements with respect to our fresh-start financial reporting. Because of the emergence from bankruptcy and adoption of fresh-start accounting, the historical financial data for Global is not comparable to that of our predecessor.

(3)
The statement of operations data for the six month period ended June 30, 2006 was derived from Global's unaudited consolidated financial statements for the four month period ended June 30, 2006 and from Global's predecessor's audited consolidated financial statements for the two months ended February 28, 2006.

(4)
Preferred stock dividends of $1.1 million were recorded in 2004. No preferred stock dividends were recorded in 2005 and for the ten months ended December 31, 2006. No common stock dividends were paid in any period presented.

(5)
Liabilities subject to compromise refers to liabilities to be accounted for under a plan of reorganization, including claims incurred prior to the petition date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments.

(6)
Mandatorily redeemable preferred stock of $50.0 million was outstanding as of December 31, 2003 and as of December 31, 2004 and December 31, 2005 was classified on the balance sheet as a liability subject to compromise.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND
OPERATING DATA OF WORLD AIR HOLDINGS

        The following tables set forth World Air Holdings' summary historical financial and operating data for the periods ended and at the dates indicated below. World Air Holdings' summary historical financial information for the fiscal years ended, and as of, 2004, 2005 and 2006 has been derived from World Air Holdings' audited annual financial statements included elsewhere in this prospectus. The summary historical financial information for the six month periods ended, and as of, June 30, 2006 and 2007 has been derived from World Air Holdings' unaudited interim financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with the accounting policies of World Air Holdings described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period.

        The summary historical financial information should be read in conjunction with the sections entitled "Summary historical and unaudited pro forma combined financial information," "Use of proceeds," "Capitalization," "Unaudited pro forma combined financial statements," "Selected consolidated historical financial and operating data of World Air Holdings," "Management's discussion and analysis of financial condition and results of operations of World Air Holdings" and the consolidated financial statements of World Air Holdings and the related notes included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005(1)	2006(2)	2006	2007
				(unaudited)	(unaudited)
	(in thousands except per share data)
Statement of Operations Data:
Operating revenues
Flight operations	$501,698	$783,939	$824,098	$392,167	$452,180
Other	2,202	3,199	1,558	743	703

Total operating revenues	503,900	787,138	825,656	392,910	452,883

Operating expenses
Flight	157,147	218,498	233,951	115,370	137,023
Maintenance	76,004	113,769	147,241	66,875	65,045
Aircraft costs	77,243	109,562	121,114	59,950	64,781
Fuel	74,474	168,526	194,515	89,299	108,743
Flight operations subcontracted to other carriers	1,812	2,928	3,759	2,111	238
Commissions	23,352	36,265	38,050	18,352	23,703
Depreciation and amortization	5,283	6,286	7,514	3,310	3,688
Sales, general and administrative	48,302	72,588	80,292	41,145	42,650
Legal expense—California matter	—	2,100	—

Total operating expenses	463,617	730,522	826,436	396,412	445,871

Operating income/(loss)	40,283	56,616	(780)	(3,502)	7,012
Other income (expense)
Interest expense	(5,139)	(4,467)	(3,657)	(3,573)	(27)
Interest income	584	1,173	1,655	767	800
Other, net	(1,696)	(1,721)	135	(314)	(110)

Total other income (expense)	(6,251)	(5,015)	(1,867)	(3,120)	663

Earnings/(loss) before income tax expense	34,032	51,601	(2,647)	(6,622)	7,675

Income tax expense/(benefit)	8,445	19,973	(355)	(2,685)	3,256

Net earnings/(loss)	$25,587	$31,628	$(2,292)	$(3,937)	$4,419

Basic earnings/(loss) per share
Net earnings/(loss)	$1.95	$1.40	$(0.10)	$(0.16)	$0.20

Weighted average shares outstanding	13,095	22,588	23,643	23,986	22,541
Diluted earnings/(loss) per share
Net earnings/(loss)	$1.09	$1.19	$(0.10)	$(0.16)	$0.18

Weighted average shares outstanding	24,591	26,824	23,643	23,986	25,038
Financial and Other Data:
Cash flows provided by (used in):
Operating activities	$25,150	$33,855	$36,098	$14,966	$13,990
Investing activities	(21,649)	(1,099)	(7,538)	(22,086)	(17,762)
Financing activities	$(3,730)	$(2,860)	$(43,564)	$(23,064)	$1,054
Selected Consolidated Operating Statistics (Unaudited):
Block Hours	47,759	75,690	83,577	39,552	44,570
Revenue per Block Hour	$10,551	$10,400	$9,879	$9,934	$10,161
Operating expense per Block Hour	$9,707	$9,652	$9,888	$10,023	$10,004
Average daily utilization (block hours flown per day per aircraft)	8.1	8.4	9.0	8.4	9.2
	As of December 31,			As of June 30,
	2004	2005(1)	2006(2)	2006	2007
				(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,306	$46,202	$31,198	$16,018	$28,480
Property and equipment, net	33,193	33,726	35,435	35,030	39,097
Total assets	179,317	260,646	198,750	219,004	225,839
Total liabilities	148,919	173,808	131,619	134,490	152,553
Stockholders' equity	$30,398	$86,838	$67,131	$84,514	$73,286

(1)
Financial and statistical data include the results of North American from April 28, 2005 to December 31, 2005.

(2)
Financial and statistical data include the full year results of North American for 2006.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED
FINANCIAL INFORMATION

        The following table sets forth summary historical and unaudited pro forma combined financial information for the year ended December 31, 2006.

        The pro forma combined balance sheet information gives effect to the merger, the financing and the rights offering as if they occurred on June 30, 2007. The pro forma combined statements of income information gives effect to the merger and the financing as if they occurred on January 1, 2006. The summary unaudited pro forma combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Global would have been had the merger, the financing and the rights offering occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

        The pro forma information has been derived from, and should be read in conjunction with, the "Unaudited Pro Forma Combined Financial Statements" and related notes, which are included in this prospectus and give pro forma effect to the merger, the financing and the rights offering.

Pro Forma Year Ended December 31, 2006
(Dollars in millions, except ratios)
Statement of Operations Data:
Revenues	$1,578
Costs and expenses	1,607
Operating income (loss)	(29)
Interest expense, net	(59)
Income (loss) available to common shareholders	(88)
Pro Forma as of June 30, 2007
(Dollars in millions, except ratios)
Balance Sheet Data:
Cash and cash equivalents	$95
Working capital(1)	(5)
Total assets	948
Total debt	352
Stockholders' equity	183

(1)
Working capital represents current assets less current liabilities.

RISK FACTORS

        You should carefully consider the risks described below and all other information contained in this prospectus before you make a decision to participate in the rights offering.

Risks Relating to Our Business

We may not be able to successfully implement our business plan and, even if we do so, this business plan may not result in the combined company being profitable.

        Our business plan was developed by, and reflects the current intentions of, Global's management and board of directors. See "Business—Business Strategy". The success of this business plan is subject to, among other things, our ability to:

  •
  successfully integrate Global's and World Air Holdings' businesses following the merger;

  •
  benefit from ATA's codeshare agreement with Southwest;

  •
  expand Global's Hawaii and international routes and acquire the aircraft to support this growth;

  •
  reduce workforce costs and related expenses;

  •
  outsource certain additional maintenance activities and renegotiate vendor agreements;

  •
  induct seven McDonnell Douglas DC-10-30 wide-body aircraft and two Boeing 747-400 freighter aircraft into our fleet and successfully deploy these aircraft in our business; and

  •
  generally improve the efficiency and effectiveness of the combined company's business processes.

        We cannot assure you that our business plan will be successful or that we will be able to operate profitably even if the new business plan is successfully executed. If implementation of our business plan is not successful and we are unable to generate sufficient operating revenues to pay debt service requirements and aircraft leasing obligations, we cannot assure you that alternative sources of financing will be available or, if available, that such financing will be available on terms that we can afford.

Global and World Air Holdings may experience difficulties in integrating their businesses, which could cause the combined company to fail to realize many of the anticipated potential benefits of the merger.

        Achieving the anticipated benefits of the merger will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies' businesses potentially will include, among other things:

  •
  the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies, and the integration of certain operations following the transactions will require the dedication of significant management resources, which may temporarily distract management's attention from the day-to-day business of the combined company;

  •
  any inability of our management to integrate successfully the operations of our two companies or to adapt to the addition of any lines of business in which Global has not historically engaged; and

  •
  any inability of our management to cause best practices to be applied to the combined company's businesses.

        An inability to realize the full extent of the anticipated benefits of the merger, as well as any delays encountered in the transition process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company.

We are highly dependent on revenues from our military charter business. The success of our military charter business is dependent on it continuing at current demand levels, the method by which the U.S. military awards contracts and the availability of suitable aircraft.

        For the years ended December 31, 2006 and 2005, revenues from the AMC represented 43.4% and 36.0% of Global's total revenues, respectively, and 67.4% and 73.8% of World Air Holdings' total revenues, respectively. Each year, the AMC grants a certain portion of its business to different airlines based on a point system. The number of points an airline can accrue is determined by the number and types of aircraft pledged to the Civil Reserve Air Fleet ("CRAF"). Our airline subsidiaries currently participate in the CRAF program through teaming arrangements with other airlines. We intend to continue operating our participating airlines in their respective teams. The formation of competing teaming arrangements, an increase by other carriers in their commitment of aircraft to the program or the withdrawal of either team's current partners could adversely affect the amount of our AMC business in future years. In addition, if any of either team's members were to cease or restructure its operations, the number of planes pledged to the CRAF program by the applicable team could be reduced. As a result, the number of points allocated to such team could be reduced and such team's allocation of AMC business would likely decrease. If we lose military charter contracts, or if the military reduces substantially the amount of business it awards to the teams on which we participate, or if either of the teams reduces the number of points it awards to us, we may not be able to replace the lost business and our financial condition and results of operations could be materially adversely affected.

        Our revenues and net income from the AMC are derived from one-year contracts that the AMC is not obligated to renew. In addition, the AMC can typically terminate or modify its contracts with us for convenience, if we fail to perform or if we fail to pass semi-annual inspections. Any such termination would result in a loss of revenue and net income and could expose us to significant liability or hinder our ability to compete for future contracts with the federal government. If the AMC were to terminate its business with us or if our AMC business declines significantly, it would have a material adverse effect on our financial condition and results of operations. Even if the AMC continues to award business to us, we cannot assure you that we will continue to generate the same level of revenue and net income from our military charter operations that Global and World Air Holdings have independently derived in the past or that we currently derive. The volume of the AMC business that is available to us is sensitive to changes in national and international political priorities and the U.S. federal budget.

As a U.S. government contractor, we are subject to a number of procurement and other laws and regulations.

        In order to do business with U.S. government agencies, we must comply with and are affected by many laws and regulations governing the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

  •
  require, in some cases, certification and disclosure of all cost and pricing data in connection with contract negotiations;

  •
  impose accounting rules that define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts; and

  •
  restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        These laws and regulations have affected how we have conducted business with their respective customers and we expect that they will affect how we do business with our customers in the future. In addition, in some instances, these laws and regulations have imposed added costs on our respective businesses and we expect that such added costs will be applicable to us going forward. A violation of these laws and regulations by us or by any of our employees could result in the imposition of fines and penalties or the termination of our U.S. government contracts. In addition, the violation of certain other generally applicable laws and regulations could result in our suspension or termination as a government contractor.

Our substantial indebtedness and fixed obligations could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness.

        We will have incurred significant debt to fund the cash consideration payable to the World Air Holdings shareholders in the merger. As of December 31, 2006, on a pro forma basis giving effect to the merger and the financing and to the repayment and/or satisfaction of certain of our outstanding indebtedness, we had long-term debt (including capital leases) of $384.0 million. In addition to long-term debt, we have a significant amount of fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2006, future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year were approximately $1.7 billion and we expect to incur significantly more fixed obligations as we take delivery of additional aircraft and other equipment and continue to expand into new regions. Our level of indebtedness and other fixed obligations has important consequences for our business. For example, it could:

  •
  make it difficult for us to satisfy our debt obligations;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations and proceeds of any equity issuances (including proceeds from this offering) to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

  •
  make it difficult for us to optimally capitalize and manage the cash flow for our businesses;

  •
  limit our flexibility in planning for, or reacting to, changes in our businesses and the industry and markets in which we operate and compete;

  •
  place us at a competitive disadvantage to our competitors that have less debt; and

  •
  limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs.

        If we are unable to make payments on our debt and other fixed obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. We cannot assure you that any renegotiation efforts would be successful or timely, or that we would be able to refinance our obligations on terms acceptable to us, if at all.

        In addition, we may need to incur additional indebtedness in the future in the ordinary course of business. To the extent we finance our activities or future aircraft acquisitions with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. If new debt is added to current debt levels, the risks described above could intensify. Furthermore, if future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our results of operations and financial condition. Moreover, our ability to satisfy financial tests may be adversely impacted if our credit ratings are downgraded below current levels.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions that may not be successful, in order to satisfy our obligations under our indebtedness.

        Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See "Forward-Looking Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Global" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of World Air Holdings". If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our future indebtedness may restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them. In addition, these proceeds may not be adequate to meet any debt service obligations then due. See "Description of Certain Indebtedness." If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable and we could be forced into bankruptcy or liquidation, which could result in you losing your investment in the stock. The holders of our debt will be entitled to receive any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us prior to receipt of any such proceeds by holders of our common stock.

The terms of our indebtedness and our operating leases contain and/or may in the future contain various covenants that limit our financial and operating flexibility and in some cases require us to meet certain financial ratios and maintenance tests. The failure to comply with such ratios, tests and covenants could have a material adverse effect on us.

        The terms of the JPMorgan Term Loan and our operating leases relating to most of our aircraft contain restrictive covenants that impose significant operating and financial restrictions on us, including those that restrict our ability to:

  •
  incur certain additional indebtedness;

  •
  pay dividends and make certain distributions, investments and other restricted payments;

  •
  create certain liens;

  •
  limit the ability of restricted subsidiaries to make payments to us;

  •
  agree to certain restrictions on the ability of restricted subsidiaries to make payment to Global or ATA Acquisition, as applicable;

  •
  sell or otherwise dispose of assets, including capital stock of subsidiaries;

  •
  enter into transactions with affiliates;

  •
  merge, consolidate, sell or otherwise dispose of all or substantially all of our assets;

  •
  designate subsidiaries as unrestricted subsidiaries;

  •
  enter into sale/leaseback transactions; and

  •
  enter into new lines of business.

        Any failure to comply with the restrictions in any agreement governing our indebtedness or operating leases may result in an event of default under those agreements. Such default may allow our creditors to accelerate our obligations under the JPMorgan Term Loan, or allow the lessors to repossess the equipment leased under our operating leases, which acceleration or repossession may trigger cross-acceleration or cross-default provisions in other debt. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments and operating leases, either upon maturity or, if accelerated, upon an event of default. See "Description of Certain Indebtedness."

Our military charter business operates in volatile overseas regions and could be negatively impacted by changes in U.S. foreign relations, foreign governments and foreign economies.

        Our military charter business is sensitive to changes in economic and political conditions that could increase our security and insurance costs or reduce our aircraft utilization rates. Changes in any of the following areas of risk could disrupt or adversely affect our military charter operations in overseas regions:

  •
  potential adverse changes in diplomatic relations between foreign countries and the United States;

  •
  instability of foreign governments and risks of insurrections;

  •
  terrorism and foreign hostility directed at U.S. companies;

  •
  U.S. government policies that restrict the conduct of business by U.S. citizens in certain foreign countries; and

  •
  policies of foreign governments that restrict the ownership or conduct of business by non-nationals.

        Any disruption in our military charter operations could have a material adverse effect on our business, financial condition and results of operations.

ATA's codeshare agreement with Southwest is essential to the operations of the combined company's scheduled service business.

        The success of our scheduled service business is highly dependent upon ATA's codeshare agreement with Southwest. Our scheduled service business is focused on flying between (1) airports where Southwest has a significant presence, such as Chicago Midway, Phoenix Sky Harbor and Las Vegas McCarran and (2) airports that are not served by Southwest, such as Hawaii. See "Business—Our business lines—Scheduled service—Codeshare Agreement". For the twelve months ended December 31, 2006, the codeshare agreement with Southwest accounted for 9.6% of Global's consolidated revenues. We cannot assure you that the codeshare agreement that ATA has entered into will enable our scheduled service business to operate profitably, or that it will deliver the benefits expected. We also cannot assume that Southwest will not alter its strategy and thereby diminish the benefits of ATA's codeshare agreement and adversely affect our financial condition and results of operations. Finally, we cannot assure you that Southwest will be able to implement in a timely manner the technical changes to its systems to enable the extension of ATA's codeshare arrangements to international flights.

        ATA's codeshare agreement is directly affected by the financial and operating strength of Southwest. Any event that negatively impacts the financial strength of Southwest or that has a long-term effect on the use of Southwest by airline travelers will have a material adverse effect on the benefits ATA derives from the codeshare agreement and, therefore, on our financial condition and results of operations. In the event of a substantial decrease in the financial or operational strength of Southwest, it may seek to reduce, or be unable to make, the payments due to ATA under the codeshare agreement, which would also have such a material adverse effect.

        Southwest has wide discretion concerning which flights are eligible for codeshare status. Southwest could, for instance, choose to limit such flights based on minimum and maximum connecting times that would limit the number of codeshare flights. Southwest could also choose not to price codeshare flights aggressively, which would limit the number of codeshare tickets likely to be sold through its distribution channels and reduce overall revenues in our scheduled service business.

        Under the codeshare agreement, ATA and Southwest are subject to customer service-related and other covenants. The agreement is subject to early termination by either party if the other party materially breaches the agreement. Any termination of ATA's codeshare agreement with Southwest would have a material adverse effect on our financial condition and results of operations.

Our scheduled service business is heavily dependent on a limited number of regions, and a reduction in demand or an increase in competition for air travel in these regions could adversely affect our business.

        The combined company will offer scheduled service travel in a limited number of regions. We will be adversely affected by any circumstance that causes a reduction in demand for air transportation to or from those regions, such as adverse changes in local economic conditions, political disruptions or violence (including any terrorist attacks), negative public perception of the cities or regions or significant price increases linked to increases in airport access costs and fees imposed on passengers. Likewise, any disruption of services or facilities that support our scheduled service in these regions could adversely affect this business. We may decide to discontinue particular routes in the future. For example, we recently decided to discontinue our Chicago Midway routes to NY-LaGuardia, effective January 7, 2008; Washington D.C., effective November 28, 2007, and Honolulu to Ontario effective January 7, 2008. Moreover, it is possible other airlines will begin to provide non-stop services to and from these regions or otherwise target these regions. Any increase in competition with respect to these regions could cause us to reduce fares or take other competitive measures that might adversely affect our financial condition and results of operations.

We depend on a limited number of significant customers for our ACMI business, and the loss of one or more of these customers could adversely affect our financial condition and results of operations.

        We depend on a limited number of significant customers for our ACMI business. There is a risk that our customers may not renew their ACMI contracts with us on favorable terms or at all. Entering into ACMI contracts with new customers generally requires a long sales cycle. As a result, if our ACMI contracts are not renewed and if we are not able to obtain other business in a timely manner or at all, our financial condition and results of operations could be adversely affected.

If our mix of business creates lower yields relative to the cost per block hour, our financial condition and results of operations could be adversely affected.

        Due to the high fixed costs of leasing and maintaining our aircraft and the costs for cockpit crewmembers and flight attendants, each of our contracts must achieve an appropriate balance between utilization of the aircraft and yield in order to operate profitably. We look to expand contracts with existing customers while at the same time searching for new opportunities that will allow us to increase both utilization and yields. Our current contracts do not fully utilize all aircraft each day. New customer needs may not fit with the available time on each aircraft. In addition, we may not be able to charge a rate sufficient to cover the total cost of providing the service including overhead. Our financial condition and results of operations could be adversely affected by periods of low aircraft utilization and low yields.

We do not in most cases execute customer contracts that match aircraft lease lives to the terms of such customer contracts.

        Although we seek to enter into long-term contracts with certain of our customers, the terms of our existing customer contracts are in most cases substantially shorter than the terms of our aircraft lease obligations. We cannot provide assurance that we will be able to enter into additional contracts with new or existing customers or that we will be able to obtain enough additional business to fully utilize each aircraft over the remaining term of our leases for our aircraft. Our financial condition and results of operations could be adversely affected by the mismatch between our aircraft lease obligations and customer contracts.

Insurance availability and costs have fluctuated significantly since the September 11 terrorist attacks.

        As a result of the terrorist attacks on September 11, 2001, the amount of insurance coverage available to commercial air carriers for claims resulting from acts of terrorism, war and similar events has fluctuated significantly. At the same time, the cost for such coverage, and for aviation insurance in general, has also fluctuated. The U.S. government currently provides us with such insurance coverage, but this program is set to expire on December 31, 2007. Therefore, there is the risk that after that date, this coverage may only be available to us through commercial aviation insurers which may have substantially less desirable terms, result in higher costs and not be adequate to protect our respective risks, any of which could have a material adverse effect on our financial condition and results of operations. Future terrorist attacks involving aircraft, or the threat of such attacks, as well as other factors, could result in further volatility in the availability and cost of aviation insurance.

Our results of operations are affected materially by the price and availability of aircraft fuel.

        Fuel costs have constituted a substantial portion of our total operating expenses. On a pro forma basis, fuel costs would have comprised 27% of the combined company's total operating expenses for 2006. The historically high fuel costs experienced in the last two years negatively affected Global and World Air Holdings' results of operations even though for the international military charter business we passed fuel price increases to the U.S. Department of Defense. Due to the highly competitive nature of the airline industry, we have generally not been able to increase fares for our scheduled service business sufficiently to offset the immediate rise in fuel prices in the past, and we may not be able to do so in the future. Further increases in fuel costs or a shortage of supply would adversely affect our financial condition and results of operations.

        Fuel costs typically are subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products, oil refining capacity and the occurrence of natural catastrophes, such as hurricanes. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. A fuel supply shortage or further increases in fuel prices could affect our scheduled service business, particularly if market conditions continue to restrict our ability to implement price increases to pass fuel cost increases to our customers. Moreover, there can be no assurance that any such price increases would realize sufficient revenue to offset increases in fuel prices or would not reduce the competitive advantage we seek by offering affordable prices. In addition, there is no assurance that our creditworthiness will be sufficient to enable us to implement a hedging program that could provide some protection against significant increases in fuel prices for our scheduled service business.

Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.

        Our business plan includes assumptions about labor costs for the combined company going forward. Currently, we believe our labor costs will be competitive within the airline industry. However, we cannot assure you that our labor costs will in fact be competitive, either because agreements to which Global, World Air Holdings or the combined company become amendable or in the event competitors may significantly reduce their labor costs.

        Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act (the "RLA"). Under the RLA, collective bargaining agreements generally contain "amendable dates" rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a lengthy, multi- stage series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to "self-help" by the National Mediation Board. After release by the National Mediation Board, carriers and unions are free to engage in self-help measures such as strikes and lock-outs. None of ATA's labor agreements are currently amendable; however, certain World and North American labor contracts are currently being renegotiated.

        The majority of our employees are unionized and a majority of our employees will be represented for collective bargaining purposes by labor unions. Employees of the combined company are organized into 11 labor groups. The collective bargaining agreement covering World's flight attendants became amendable in August 2006, and a tentative agreement was reached on July 30, 2007. World's collective bargaining agreement for its pilots does not become amenable until March 1, 2009. North American's pilots rejected a tentative agreement on October 10, 2007 and, if it is determined that there is a case for further discussions the parties will resume negotiations, while its flight attendants continue to negotiate the terms of their first collective bargaining agreement. ATA's pilots are represented by Air Line Pilot's Association ("ALPA") while its flight attendants are represented by the Association of Flight Attendants ("AFA"). Both World's and North American's pilots and flight attendants, respectively, are represented by the International Brotherhood of Teamsters (the "IBT").

        We are subject to risks of work interruption or stoppage and we may incur additional expenses associated with the union representation of our employees. We cannot assure you that disputes, including disputes with any certified collective bargaining representative of our employees, will not arise in the future or will result in an agreement on terms satisfactory to us. Such disputes and the inherent costs associated with their resolution could have a material adverse effect on our financial condition and results of operations.

        There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could, individually or collectively, adversely affect our operations and impair our financial performance.

Any inability to acquire and maintain additional compatible aircraft, engines or spare parts, on terms favorable to us or at all, would increase our operating costs and could adversely affect our profitability.

        Any increase in demand for the types of aircraft we fly, or will fly in the future, could impair our ability to obtain additional aircraft, engines and spare parts. We may be unable to obtain additional suitable aircraft, engines or spare parts on satisfactory terms or at the time needed for our operations or for the implementation of our growth plan. If applicable available aircraft, whether by purchase or lease, are not compatible with the rest of our fleet in terms of takeoff weight, avionics, engine type or other factors, we would incur potentially significant costs of fleet induction and modification. For example, World has signed letters of intent to lease two Boeing 747-400 freighter aircraft and because we do not currently operate any Boeing 747-400 aircraft, these aircraft will not share components used in other aircraft we currently operate, which could result in increased maintenance costs for the fleet as a whole. There is also greater risk associated with acquiring used aircraft because we may incur additional costs to remedy any mechanical issues and, generally, the cost to maintain used aircraft exceeds the cost to maintain new aircraft. In addition, our ability to retain a significant market share of the military charter business will depend on our ability to obtain aircraft suitable for such business.

Our maintenance costs will increase as our fleet ages.

        Our aircraft were manufactured between 1975 and 2003. In general, the cost to maintain aircraft increases as they age and exceeds the cost to maintain new aircraft. FAA regulations require additional maintenance inspections for older aircraft. We also need to comply with other programs that require enhanced inspections of aircraft, including Aging Aircraft Airworthiness Directives, which typically increase as an aircraft ages and vary by aircraft or engine type depending on the unique characteristics of each aircraft and/or engine. In April 2006, the FAA proposed to issue regulations limiting the age of aircraft that may be flown by U.S. airlines. The announcement did not indicate the maximum age that would be allowed, the effective date of the regulation or any grandfathering provisions. Comments regarding this proposal were submitted in September 2006, and it is unclear when a final decision will be made. This proposal, if and when implemented, may have a material effect on our future operations.

Our reputation and financial results could be adversely affected in the event of an accident or incident involving any of our aircraft or involving the same types of aircraft operated by other airlines.

        An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft, its consequential temporary or permanent loss from service and significant potential claims made against us for injured passengers and others. Substantial claims resulting from an accident in excess of our insurance coverage would adversely affect our business. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would adversely affect our business. Because we operate small airlines, an accident would be likely to adversely affect us to a greater degree than it would a larger, more established airline.

        Our business would be significantly adversely affected if a mechanical problem with any of our aircraft was discovered that caused such aircraft to be grounded while any such problem was corrected, assuming it could be corrected at all. The FAA could also suspend or restrict the use of certain of our aircraft in the event of any actual or perceived mechanical problems, whether involving our aircraft or another U.S. or foreign airline's aircraft, while it conducted its own investigation. Our business would also be significantly adversely affected if the public avoided flying our aircraft, or if the U.S. military avoided using our aircraft, due to an adverse perception of our aircraft because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving one of our aircraft types.

Due to our limited fleet size, if any of our aircraft become unavailable, we may suffer greater damage to our service, reputation and profitability than airlines with larger fleets.

        We currently operate a fleet of 55 aircraft. Given the limited number of aircraft we operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, we could suffer greater adverse financial and reputational impacts than larger airlines if our flights are delayed or cancelled due to the absence of replacement aircraft. If we are unable to operate those aircraft for a prolonged period of time for reasons outside of our control, for example, due to a catastrophic event or a terrorist act, our financial condition and results of operations could be disproportionately adversely affected.

Our lack of an established line of credit or borrowing facility will make the combined company highly dependent upon its operating cash flows.

        We have no lines of credit and rely on operating cash flows to provide working capital. Unless we secure a line of credit or borrowing facility, we will be dependent upon our operating cash flows and cash balances to fund our operations and to make scheduled payments on our debt and other fixed obligations. If we fail to generate sufficient funds from operations to meet these cash requirements or do not secure a line of credit, other borrowing facility or equity financing, we could default on our debt and other fixed obligations. Our inability to meet our obligations as they become due would materially restrict our ability to grow and would materially adversely affect our financial condition and results of operations.

        Our operations are capital intensive and will be financed from operating cash flows and term loan debt. Many airlines, including ours, have defaulted on debt securities and bank loans in recent years and have had their equity eliminated in bankruptcy reorganizations. This history has led to limited access to the capital markets by companies in our industry. Our access to the capital markets may also be limited for the foreseeable future due to limited liquidity in our securities, among other things. Restrictions on our ability to access capital and obtain sufficient financing to fund our operations may diminish our financial and operational flexibility and could curtail our operations and adversely affect our ability to take advantage of opportunities for expansion of our business. We cannot assure you, however, that any additional financing will be available on terms that are favorable or acceptable to us.

If all credit card processing companies serving us were to require 100% holdbacks for processing credit card transactions for the purchase of air travel and other services, as they have from time to time in the past, our cash flows would be adversely affected.

        Credit card companies frequently require significant holdbacks when future air travel and other future services are purchased through credit card transactions. A holdback is a portion of the cash from a merchant's credit card transactions held in reserve by the credit card processing companies to cover possible disputed charges, chargeback fees and other expenses. After a predetermined time, holdbacks are turned over to the merchant. Global's credit card processing companies maintain significant holdbacks for processing Global's credit card transactions for the purchase of air travel and other services. As we expect that virtually all of our scheduled service and ancillary services will be paid for with credit cards as has been the practice for payments for such services at Global and World Air Holdings in the past, if all the credit card processing companies were to increase holdbacks to 100%, cash flows would be adversely affected. This risk would be exacerbated by the fact that we do not currently anticipate that we will have any established line of credit or borrowing facility.

If we develop problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue, increase in expenses or negative public perception about our services.

        We rely upon others to provide essential services on behalf of their operations and we expect the combined company to continue to do so. This reliance upon others may result in our relative inability to control the efficiency and timeliness of contract services. We have entered into outsourcing agreements with contractors to provide various services required for our operations, including aircraft maintenance, ground facilities operations and baggage handling. In addition to these existing agreements, it is likely that that we will enter into similar agreements in any new regions we decide to serve. Any material problems with the efficiency and timeliness of contract services under new or existing service agreements with third parties could have a material adverse effect on our financial condition and results of operations.

Government regulations impose requirements and restrictions on our operations that increase our operating costs.

        We are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the FAA, the Department of Transportation and the Transportation Security Administration have issued regulations, relating to the operation of airlines that have required significant expenditures. Local governments and authorities in certain regions also have adopted regulations governing various aspects of aircraft operations, including noise abatement procedures, curfews and use of airport facilities. We expect to continue to incur increased expenses in connection with complying with government regulations, including continuing costs for new security measures. Historically, we have been unable to recoup these increased costs through increased prices. Additional laws, regulations, taxes and airport charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. We can give no assurance that these and other laws or regulations enacted in the future will not adversely affect our business.

        In addition, we are subject to various laws, rules and regulations relating to the Internet and online commerce, consumer protection and privacy, and sales, use, occupancy, value-added and other taxes. Any new laws or changes in existing laws could decrease demand for our services, increase our costs and/or subject us to additional liabilities, which could adversely affect our business. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to Internet and online commerce, which may relate to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on online businesses generally.

        In addition, the application of various sales, use, occupancy, value-added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. We cannot assure you taxing authorities will not take a contrary position, or that such positions would not materially adversely affect our financial condition and results of operations.

        Furthermore, our operating authority in international regions is subject to aviation agreements between the United States and foreign governments and to considerations of comity and reciprocity between the United States and the concerned foreign government. The combined company will be subject to these bilateral agreements, which are in turn subject to periodic renegotiation or renewal, and comity and reciprocity are subject to review by the relevant governments. Any alteration or termination of such agreements, or restrictions on airline operations by governments based on considerations of comity and reciprocity, could diminish the value of route authorities or otherwise adversely affect our international operations.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

        In the processing of customer transactions, we have received and stored a large volume of identifiable personal data. This data is increasingly subject to legislation and regulation. This government action is typically intended to protect the privacy of personal data that is collected, processed and transmitted. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues, we also may become exposed to potential liabilities as a result of differing views on the privacy of travel data. These and other privacy developments are difficult to anticipate and could adversely affect our financial condition and results of operations.

Our results of operations will vary among quarters, which will make comparison of our quarterly results difficult.

        We expect our operating results to fluctuate among quarters in the future based on a variety of factors, including:

  •
  changes in fuel, security and insurance costs;

  •
  the timing and amount of maintenance expenditures;

  •
  the timing and success of our growth plans;

  •
  fluctuations in demand in the military charter business line; and

  •
  increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth.

        In addition, our scheduled service business is seasonal by nature, with peak activity occurring during the Spring and Summer holiday seasons. This typically results in a decline in demand for these services in the first and fourth quarters of our fiscal year. Quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. It is also possible that our operating results in any future quarter could be below the expectations of investors or any published reports or analyses regarding our company.

Our business could be adversely affected if we do not successfully deploy our newly leased McDonnell Douglas DC-10-30 wide-body aircraft and two Boeing 747-400 freighter aircraft for which we have signed letters of intent, or if such aircraft do not meet their performance specifications.

        ATA has entered into lease agreements for seven McDonnell Douglas DC-10-30 wide-body aircraft that we expect to be fully operational by the first quarter of 2008. In addition, in June 2007, World signed letters of intent to lease two Boeing 747-400 freighter aircraft that are scheduled to be delivered in 2008. If ATA experiences delays in the initial dates of operation of any of these DC-10-30 freighter aircraft, or World with the 747-400 freighter aircraft, we may not be able to fly our full allocation of passenger requirements for the FedEx and Alliance teams. If we are not able to otherwise successfully deploy these additional aircraft in our business, our financial condition and results of operations could be adversely affected. There is also a risk that the new aircraft may not meet the performance specifications that are important to our customers, which could adversely affect our ability to deploy these aircraft in a timely manner or on favorable terms.

ATA may be unable to renew its gate leases or continue to access slots at the major domestic airports we serve.

        ATA currently leases one gate at Chicago's Midway Airport. Our U.S. mainland scheduled service business depends upon ATA's ability to maintain continued access to this airport on favorable terms. Any adverse change in ATA's gate lease agreements at Midway could have a material adverse effect on our financial condition and results of operations.

The combined company operates on a broader geographical and operational scope than either Global or World Air Holdings did prior to the merger and is exposed to a broader range of political, social, geographical and operational risks than either company had been exposed to on an individual basis.

        Global's scheduled service business, through ATA, is focused on flights to and from Chicago's Midway Airport and between the western United States and Hawaii while North American's scheduled service business has been focused on providing non-stop service to niche international markets such as Georgetown, Guyana; Accra, Ghana; and Lagos, Nigeria from New York's JFK Airport. In addition to its military transport services and scheduled service travel, North American and Global also provide customized transportation services that Global has not traditionally provided, including providing air transport services for cargo carriers and international freight forwarders.

World Air Holdings identified material weaknesses in its internal control over financial reporting, and its failure to remedy effectively the five material weaknesses identified as of December 31, 2006 could result in material misstatements in our consolidated financial statements going forward.

        When we acquired World Air Holdings we became subject to a number of risks associated with inadequate internal control over financial reporting at World Air Holdings. World Air Holdings' management is responsible for establishing and maintaining adequate internal control over its financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act. World Air Holdings' management identified five material weaknesses in its internal control over financial reporting as of December 31, 2006. A material weakness is defined by the Public Company Accounting Oversight Board (United States) as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or deleted.

        The material weaknesses identified by management as of December 31, 2006 consisted of:

  1.
  World Air Holdings' control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the following deficiencies in the control environment existed as of December 31, 2006:

  (a)
  World Air Holdings lacked formal policies and procedures to clearly communicate management's and employees' roles and responsibilities in the company's internal control over financial reporting;

  (b)
  World Air Holdings lacked formal written accounting policies and procedures for the initiation and processing of transactions and formal account reconciliations and related management review.

  2.
  World Air Holdings' information and communication controls did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, World Air Holdings did not have formal policies and procedures in place to ensure that potential accounting or disclosure matters relevant to financial reporting were communicated to its accounting and finance personnel by others within the company in an appropriate form or timeframe to enable accurate financial reporting.

        Each of the material weaknesses described above contributed to the material weaknesses discussed in the following items 3 through 5.

  3.
  World Air Holdings did not maintain effective policies and procedures regarding the accounting for income taxes, including taxes payable, deferred income tax assets and liabilities and the related income tax provision. Specifically, the company's policies and procedures did not provide for the effective internal preparation and review of complex tax calculations, the review of the tax provision, or the preparation of sufficient documentation of the company's income tax accounting. These deficiencies resulted in material errors in World Air Holdings' income tax provision in the preliminary 2006 consolidated financial statements.

  4.
  World Air Holdings did not maintain effective policies and procedures related to its accounting for accrued liabilities. Specifically, the company did not effectively perform and document procedures to evaluate the reasonableness of assumptions used to estimate liabilities associated with maintenance, flight costs, legal and other expense accruals. Further, existing procedures were not subject to adequate supervisory review. This deficiency resulted in material errors in maintenance, flight costs, legal and other expense accruals within the preliminary 2006 consolidated financial statements.

  5.
  World Air Holdings did not have effective controls over the financial reporting close process. Specifically, the company did not have a sufficient number of accounting professionals with requisite technical and financial reporting knowledge to ensure the proper selection of accounting policies and the correct application of generally accepted accounting principles in the consolidated financial statements, and to ensure that accurate and reliable financial statements were prepared and reviewed on a timely basis. Also, the company lacked effective policies and procedures to identify and record correctly the accounting implications of complex and non-routine transactions and to provide for sufficient review of financial information and related presentation and disclosures. These deficiencies resulted in material errors in the preliminary 2006 consolidated financial statements.

        Each of the aforementioned material weaknesses results in more than a remote likelihood that a material misstatement in World Air Holdings' annual or interim consolidated financial statements would not be prevented or detected.

        World Air Holdings was implementing remedial measures designed to address the five material weaknesses identified as of December 31, 2006 prior to the merger, and this work will continue by Global. If these remedial measures are insufficient to address these material weaknesses and significant deficiencies, or if additional material weaknesses or significant deficiencies in our internal controls are discovered or occur in the future, our consolidated financial statements may contain material misstatements, we could be required to restate our prior period financial results, our operating results may be harmed and we may be subject to class action litigation. Internal control deficiencies could also cause investors to lose confidence in our reported financial information. We can give no assurance that the measures World Air Holdings has taken to date, or any future measures by Global, will remediate the material weaknesses and significant deficiencies identified or that any additional material weaknesses and significant deficiencies or additional restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

The historical consolidated financial information included in this prospectus does not reflect the added costs we expect to incur in order to implement and comply with internal control reporting standards.

        Global recently filed a Form 10 with the SEC and upon effectiveness of its Form 10 will become subject to increased legal, accounting, administrative and other expenses as a public company that it did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as well as new rules subsequently implemented by the SEC and the Public Company Accounting Oversight Board, require changes in the corporate governance practices and controls of public companies. We expect these rules and regulations to result in both a significant initial cost to us as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and an ongoing increase in our legal, audit and financial compliance costs. Compliance could also divert management's attention from operations and strategic opportunities and will make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur higher costs to maintain directors and officers insurance. As a result of, among other things, the history of inadequate internal control over financial reporting at our recently acquired subsidiary, World Air Holdings, we currently anticipate increased annual costs following this offering and we expect to incur additional costs during the first year following the offering in implementing and verifying internal control procedures as required by Section 404 of the Sarbanes-Oxley Act, and the rules and regulations thereunder, and in connection with preparing our financial statements on a timely basis to meet the SEC reporting requirements.

        Upon our becoming a public company, Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC will require our management to conduct annual assessments of the effectiveness of our internal control over financial reporting and will require a report by our independent registered public accounting firm addressing these assessments for our fiscal year ending December 31, 2008. During the course of documenting and testing our internal control procedures to satisfy the requirements of Section 404, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which likely would cause investors to lose confidence in our reported financial information. This could lead to a significant decline in the market price of our common stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, regulatory investigations and civil or criminal sanctions. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management's assessment or on the effectiveness of our internal control over financial reporting.

        Moreover, due to inadequate internal control over financial reporting at World Air Holdings, and its consequent failure to timely produce financial statements, during the time that World Air Holdings was a public reporting company it did not file its Annual Report on Form 10-K for fiscal years 2005 and 2006 on a timely basis, and did not file its Quarterly Reports on Form 10-Q on a timely basis since the first quarter of 2005. As a result of World Air Holdings' failure to timely file its annual and quarterly reports, World Air Holdings' common stock was delisted from the Nasdaq National Market in May 2006 and began trading on the Pink Sheets. Upon the consolidated company once again becoming a public reporting company, if ever, we may similarly be unable to timely produce financial statements and to timely file our periodic reports with the SEC. We may become subject to disciplinary action by the SEC as a result of any such failure to meet our filing obligations.

We may not be able to retain or attract the senior management and other key employees that we need to integrate World Air Holdings with Global or to execute our strategy for the combined company.

        Our success will depend in part upon our ability to retain senior management and other key employees of all our airlines. We will depend on the services of senior management and other key employees to integrate Global's and World Air Holdings' businesses and to execute our strategy. Competition for qualified personnel can be very intense. In addition, senior management and key employees may depart because of issues relating to the uncertainty or difficulty associated with the continuing integration of the companies or a desire not to remain with the combined company. Departures of senior management personnel and other key employees could adversely affect our ability to combine Global and World Air Holdings and our ability to execute our strategy and as a result our business, financial condition and results of operations may suffer.

ATA recently emerged from a Chapter 11 bankruptcy reorganization, has a history of losses and may not achieve or maintain profitability.

        ATA emerged from a Chapter 11 bankruptcy reorganization on February 28, 2006, approximately 16 months after filing a voluntary petition for bankruptcy reorganization. ATA recorded a consolidated net loss of $455.6 million for the year ended December 31, 2005, and a consolidated net loss of more than $1.2 billion during the three years ended December 31, 2005. Despite significant labor cost reductions and other cost savings ATA achieved through its reorganization, its consolidated net loss for the ten months ended December 31, 2006 was $36.5 million. Our return to profitability will be affected by a number of factors, including the successful implementation of our new business plan and our ability to continue to successfully integrate ATA, North American and World's businesses.

We may be subject to claims that were not discharged in ATA's bankruptcy proceedings.

        Substantially all of the material claims against ATA that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings or were resolved in connection with the Plan and Confirmation Order adopted by the U.S. Bankruptcy court. In addition, the Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation and certain debts arising afterwards. Circumstances in which claims and other obligations that arose prior to the bankruptcy filing were not discharged primarily relate to certain actions by governmental units under police power authority, instances where ATA agreed to preserve a claimant's claims, as well as, potentially, instances where a claimant had inadequate notice of the bankruptcy filing. In addition, except in limited circumstances, claims against non-debtor subsidiaries, including foreign subsidiaries, are generally not subject to discharge under the Bankruptcy Code. To the extent any pre-filing liability remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our financial condition and results of operations.

You will not be able to compare some of our historical financial information to our current financial information, which will make it more difficult to evaluate the performance of our business.

        As a result of ATA's emergence from bankruptcy, ATA has operated its business with a new capital structure, fewer aircraft, more economical aircraft lease terms, significantly different and reduced scheduled service and significantly reduced employee and occupancy costs. ATA adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike other companies that have not previously filed for bankruptcy protection, ATA's financial condition and results of operations are not comparable to the financial condition and results of operations reflected in its predecessor's financial statements for periods prior to February 28, 2006, contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating our business.

A significant stockholder controls us and may have conflicts of interest with us or you in the future.

        As of September 30, 2007, MatlinPatterson owned approximately 69.7% of Global's outstanding shares of common stock and 11,507,142 shares of Series A preferred stock. To the extent that all offerees do not subscribe for their fully entitled amount pursuant to this rights offering, MatlinPatterson's ownership of our common stock will increase relative to the other shareholders. As a result of its substantial ownership of our common stock, MatlinPatterson has the ability to effectively control all matters requiring stockholder approval, including the determination to enter into a corporate transaction or to prevent any transaction, regardless of whether or not noteholders believe that any such transaction is in their own best interests. For example, MatlinPatterson could cause us to make acquisitions that increase the amount of our indebtedness or could cause us to sell revenue-generating assets.

        Additionally, MatlinPatterson may invest in entities that directly or indirectly compete with us, or companies in which it currently invests may begin competing with us. MatlinPatterson may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts between the interests of MatlinPatterson and the interests of our other stockholders or our noteholders arise, our directors who were nominated by MatlinPatterson may not be disinterested. So long as MatlinPatterson continues to own a substantial number of shares of our common stock, MatlinPatterson will effectively control all of our corporate decisions.

Risks Relating to the Airline Industry

The airline industry has recently incurred significant losses resulting in airline restructurings, consolidations and bankruptcies, which could result in further changes in the industry.

        In 2006, the domestic airline industry as a whole reported a net profit of only approximately $3 million after five consecutive years of losses. These losses have resulted in airlines renegotiating aircraft leases, reconfiguring flight schedules, furloughing or terminating employees and implementing other efficiency and cost-cutting measures. Despite these actions, several airlines commenced cases under Chapter 11 of the U.S. Bankruptcy Code in the past several years, enabling these airlines to reduce labor rates, restructure debt, terminate pension plans and generally reduce their cost structure. Such events may have a greater impact during time periods when the airline industry encounters continued financial losses, as passenger air carriers under financial pressures may institute pricing structures to achieve near-term survival rather than long-term viability. Further airline reorganizations, bankruptcies or consolidations may occur, the effects of which we are unable to predict but which could adversely affect our competitive position in the industry.

The airline industry is highly competitive and is characterized by low profit margins and high fixed costs.

        The airline industry is highly competitive, fragmented and capital intensive. Successful competition depends on price, quality, safety and reliability of service. Greater financial resources, newer aircraft, larger facilities and lower cost structures provide air carriers with financial and operating advantages over their competitors. The U.S. airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, aircraft and engine leases and debt service. The expenses of a passenger aircraft flight do not vary significantly with the number of passengers carried. As a result, a relatively small change in the number of passengers or in pricing can have a disproportionate effect on a passenger air carrier's operating and financial results. Accordingly, shortfalls in expected passenger levels significantly adversely affect our business. In addition, the U.S. airline industry in general, and the low-fare sector in particular, is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. The advent of Internet websites has lowered the cost to airlines of selling tickets. However, it has also had a significant negative impact on airline revenues because travel consumers now have access to nearly perfect pricing information and, as a result, have become more efficient in finding lower fare alternatives.

The airline and travel industry tends to experience adverse financial results during general economic downturns.

        Since a substantial portion of airline travel, for both business and leisure, is discretionary, the airline and travel industries tend to experience adverse financial results during general economic downturns. Any general downturn in the U.S. or global economies could lead to a reduction in airline passenger traffic, which likely would adversely affect the airline industry, including us.

Future terrorist attacks, the threat of such attacks or the escalation of U.S. military involvement overseas could materially adversely affect our scheduled service and commercial charter businesses.

        The terrorist attacks of September 11, 2001 materially adversely affected the airline industry. Increased security procedures have adversely affected the air travel experience and increased our costs. Additional terrorist attacks, even if not made directly on the airline industry, or fear of such attacks, could have a further adverse effect on us and the rest of the airline industry. In the event of a terrorist attack, we may experience significantly reduced demand for our travel services, which could have an adverse effect on our financial condition and results of operations.

Airlines often are affected by factors beyond their control, including traffic congestion at airports, weather conditions, increased security measures and public health threats, any of which could adversely affect our operating results and financial condition.

        Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, increased security measures and the outbreak of disease. Delays frustrate passengers and increase costs, which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could adversely affect our financial condition and results of operations. Additionally, public health threats that affect travel behavior, such as SARS or avian flu, could have a material adverse effect on the airline industry, including us.

Risks Relating to our Common Stock

The market price of our common stock may be volatile.

        The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including those described above under "Risks Relating to our Business" and "Risks Relating to the Airline Industry" and the following:

  •
  our financial performance or the performance of our competitors and similar companies;

  •
  announcements concerning our competitors, the airline industry or the economy in general;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  media reports and publications about the safety of our aircraft or the aircraft type we operate;

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  general and industry-specific economic conditions;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  sales of our common stock or other actions by investors with significant shareholdings;

  •
  general market conditions;

  •
  loss of key personnel; and

  •
  availability of capital.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

        In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources, and adversely affect our business or results of operations.

There is no existing market for our common stock and we do not know if one will develop to provide our stockholders with adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, our stockholders may have difficulty selling any shares of our common stock that they own.

If a significant number of shares of our common stock are sold into the market, the market price of our common stock could decline significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could cause the prevailing market price of our common stock to decline significantly.

        We may sell shares of our common stock in public offerings. We may also issue shares of our common stock to finance future acquisitions. As at the date of this prospectus, 10,755,688 shares of our common stock are outstanding. 7,503,000 of these shares are owned by our officers, directors and "affiliates", as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and thus are "restricted securities" under the Securities Act and may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. 11,507,142 shares of Series A preferred stock are outstanding as of the date of this prospectus.

        In addition, as at the date of this prospectus, 2,671,097 shares of our common stock are issuable upon the exercise of outstanding stock options. 2,709,262 shares of our common stock also are issuable upon the exercise of outstanding warrants as of September 30, 2007.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market (including shares issued in connection with an acquisition), or the perception that such sales may occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We do not intend to pay cash dividends.

        We currently do not intend to pay cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying any dividends. As a result, appreciation, if any, in the market value of our common stock will be the sole source of potential financial gain from our common stock for the foreseeable future.

Delaware law and provisions of our certificate of incorporation and by-laws contain provisions that could delay, deter or prevent a change of control.

        The anti-takeover provisions of the Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to these Delaware anti-takeover provisions. Additionally, our amended and restated certificate of incorporation, as amended, and our amended and restated by-laws contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that our stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. The provisions include:

  •
  limitations as to who may call special meetings of both our board of directors and stockholders;

  •
  advance notice requirements for stockholder proposals; and

  •
  the authority of our board to issue, without stockholder approval, preferred stock with such terms as our board may determine.

Our certificate of incorporation and by-laws include provisions limiting voting by non-U.S. citizens.

        To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation, as amended, and amended and restated by-laws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, that our president and at least two-thirds of the members of our board of directors be U.S. citizens, and that we remain under the actual control of U.S. citizens. The "actual control" doctrine, among other things, limits the amount of non-voting equity that may be held by non-U.S. citizens. Our by-laws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record.

Risks Relating to the Rights Offering

The subscription price is not an indication of our value.

        The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price an indication of our value or any assurance of future value. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

Once you exercise your rights, you may not revoke your exercise.

        Once you exercise your rights, unless we materially amend the terms of the rights offering, you cannot revoke your exercise even if there is a decline in the price of our common stock or you learn information about us that you consider unfavorable before the expiration date. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

The subscription rights are not transferable and there is no market for the subscription rights.

        You may not sell, give away or otherwise transfer your subscription rights. Because the subscription rights are nontransferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value.

If you exercise your subscription rights, you may be unable to sell any shares you purchase at a profit and your ability to sell may be delayed by the time required to deliver the stock certificates.

        The public trading market price of our common stock may decline after you elect to exercise your subscription rights. If that occurs, you will have committed to buy shares of common stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered after completion of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased in the rights offering will be delivered as soon as practicable after completion of the rights offering. We will not pay you interest on any funds delivered to the subscription agent pursuant to the exercise of subscription rights.

To exercise your subscription rights, you must act promptly and follow the subscription instructions carefully.

        Eligible shareholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent at or prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we, the subscription agent, the information agent has any obligation to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

  •
  high fuel costs, significant disruptions in the supply of aircraft fuel and further significant increases in fuel prices;

  •
  terrorist attacks;

  •
  risks inherent to airlines, such as demand for air services to and from the regions served by us and our ability to implement our growth strategy;

  •
  our relationship with Southwest;

  •
  our dependence on certain regions;

  •
  our competitive environment, including significant fare pricing activities by major airlines;

  •
  our ability to secure and maintain any necessary financing for aircraft acquisitions and other purposes;

  •
  relations with unionized employees generally and the impact and outcome of future labor negotiations;

  •
  our fixed obligations;

  •
  problems with our aircraft;

  •
  levels of military spending for the transportation of military personnel and their families;

  •
  economic and other conditions in regions in which we operate;

  •
  governmental regulation of our operations;

  •
  increases in maintenance and security costs and insurance premiums; and

  •
  cyclical and seasonal fluctuations in our operating results.

        All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise.

INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning the airline industry, its segments, business lines and related markets and our general expectations concerning such industry and its segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research and on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable.

        While we are not aware of any misstatements regarding the industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

USE OF PROCEEDS

        Global will not receive any of the proceeds from the sale of the stock being offered in this prospectus. All of the proceeds will be received by the issuer, MatlinPatterson.

DIVIDEND POLICY

        We have not in the past paid, and do not currently intend to pay, cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying any dividends.

DILUTION

        No new shares will be issued by the Company as part of this rights offering. The shares being offered to existing stockholders are currently held by MatlinPatterson.

CAPITALIZATION

        The following table shows Global's cash and cash equivalents and capitalization as of June 30, 2007, as follow:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the merger, the financing (borrowing of $340.0 million under the JPMorgan Term Loan and the related issuance of Warrants, the issuance of 11,507,142 shares of Series A preferred stock at $14.00 per share and the repayment of debt guaranteed by the Air Transportation Stabilization Board and debt owed to MatlinPatterson); and

  •
  on a pro forma basis to give effect to the conversion of 11,507,142 shares of Series A preferred stock into 11,507,142 shares of common stock in connection with this rights offering.

        This financial information in this table is unaudited and should be read in conjunction with "Use of Proceeds", "Unaudited Pro Forma Condensed Combined Financial Statements", "Selected Consolidated Historical Financial and Operating Data of Global", "Selected Consolidated Historical Financial and Operating Data of World Air Holdings", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Global", "Management's Discussion and Analysis of Financial Condition and Results of Operations of World Air Holdings" and the financial statements and related notes of Global and World Air Holdings, which are included elsewhere in this prospectus.

	As of June 30, 2007
(Dollars in thousands)	Actual	Pro Forma Combined	Pro Forma, as Adjusted
Cash and cash equivalents	$58,007	$95,322	$95,322

Debt(1):
Existing indebtedness of Global	$174,076	43,476	$43,476
JPMorgan Term Loan	—	340,000	340,000
Discount on Notes related to Warrants	—	(31,657)	(31,657)

Total debt	174,076	351,819	351,819
Shareholders equity (deficit)
Series A Convertible Cumulative Preferred Stock, $.0001 par value: no share authorized, issued or outstanding actual and pro forma, as adjusted; 11,507,142 shares authorized, issued and outstanding pro forma combined	—	158,708	—
Common Stock, $.0001 par value: 50,000,000 shares authorized and 10,755,688 shares issued, actual and pro forma combined; and 22,262,830 issued, pro forma, as adjusted	1	1	1
Warrants	1,434	1,434	1,434
Additional paid in capital	108,320	108,320	267,028
Accumulated earnings (deficit)	(82,517)	(85,772)	(85,772)

Total stockholders' equity	27,238	182,691	182,691

Total capitalization	$201,314	$534,510	$534,510

(1)
In addition to the items listed below, both Global and World Air Holdings have substantial operating lease obligations. For a description of these obligations, see "Management's discussion and analysis of financial condition and results of operations of Global—Off-Balance Sheet Arrangements and Contractual Obligations", "Management's discussion and analysis of financial condition and results of operations of World Air Holdings—Off-Balance Sheet Arrangements and Contractual Obligations" and "Description of certain indebtedness—Global—Aircraft Operating Leases" and "Description of certain indebtedness—World Air Holdings—Aircraft Operating Leases".

UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial statements are based on Global's and World Air Holdings' historical annual and interim financial statements included elsewhere in this prospectus, adjusted to illustrate the pro forma effect of the merger, the financing and the rights offering and should be read in conjunction with "Summary Historical and Unaudited Pro Forma Combined Financial Information".

        The unaudited pro forma combined balance sheet gives effect to the merger, the financing and the rights offering as if they had occurred on June 30, 2007. The unaudited pro forma combined statements of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007 give effect to the merger and the financing as if they had occurred on January 1, 2006.

        The unaudited pro forma adjustments are based upon currently available information and certain assumptions that we believe to be reasonable under the circumstances. The acquisition of World Air Holdings will be accounted for, and the pro forma combined financial statements have been prepared, using the purchase method of accounting. The pro forma adjustments reflect fair value of World Air Holdings, net reported assets and other purchase accounting adjustments are based on available data. The pro forma, as adjusted column represents on a pro forma as converted basis the conversion of the Series A preferred stock by MatlinPatterson to common stock in connection with the rights offering.

        The unaudited pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Global would have been had the merger, the financing and the rights offering occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. In this regard, the reader should note that the unaudited pro forma combined financial statements do not give effect to (1) any integration costs that may be incurred as a result of the merger, or (2) synergies, operating efficiencies and cost savings that are expected to result from the merger.

        The allocation of the purchase price to acquired assets and liabilities in the unaudited pro forma combined financial statements is based on preliminary valuation estimates. Such allocations will be finalized based on valuation and other studies to be performed by management with the services of outside valuation specialists in accordance with Financial Accounting Standards Board Financial Accounting Standards No. 141, Business Combinations. Accordingly, the purchase price allocation adjustments and related impacts on the unaudited pro forma combined financial statements are preliminary and are subject to revision, which may be material, until final completion of the valuations.

        The unaudited pro forma combined financial statements should be read in conjunction with the section entitled "Summary Historical and Unaudited Pro Forma Combined Financial Information" and the separate historical consolidated financial statements and accompanying notes of Global and World Air Holdings included elsewhere in this prospectus.

Unaudited pro forma combined balance sheet
as of June 30, 2007

(dollars in thousands, except share and per share amounts)

	Global Historical	World Air Holdings Historical(a)	Purchase Accounting Adjustments		Pro Forma Combined	Preferred Stock Conversion		Pro Forma, as Adjusted
Assets
Current assets:
Cash and cash equivalents	$58,007	$28,480	$8,855	(b)	$95,322			$95,342
Receivables, net	110,739	53,993	—		164,732			164,732
Inventories, net	29,822	2,317	—		32,139			32,139
Prepaid expenses and other current assets	29,505	24,557	(491)	(c)	53,571			53,571
Short-term Investments	—	10,175	—		10,175			10,175

Total current assets	228,073	119,522	8,364		355,959	—		355,959
Property and equipment:
Flight equipment	83,388	75,115	(31,449)	(d)	127,054			127,054
Facilities and ground equipment	22,724	15,018	(4,524)	(d)	33,218			33,218

	106,112	90,133	(35,973)		160,272	—		160,272
Accumulated depreciation	(16,729)	(51,036)	51,036	(d)	(16,729)	—		(16,729)

Total property and equipment	89,383	39,097	15,063		143,543			143,543
Restricted cash	24,605	—	7,200	(b)	31,805			31,805
Goodwill	—	25,370	104,708	(e)	130,078			130,078
Military contract intangible, net	45,485	—	84,000	(f)	129,485			129,485
Other intangibles, net	5,049	6,187	(5,187)	(f)	6,049			6,049
Deposits and other assets	12,389	35,663	84,461	(g)
			(5,529)	(c)
			23,808	(b)	150,792			150,792

Total assets	$404,984	$225,839	$316,888		$947,711	—		$947,711

Liabilities and shareholders' equity (deficit)
Current liabilities:
Current maturities of long-term debt	$24,166	$—	$(21,802)	(b)	$2,364			$2,364
Current maturities of long-term debt from affiliates	34,484	—	(34,484)	(b)	—			—
Accounts payable	4,998	38,614	—		43,612			43,612
Air traffic liabilities	113,582	22,133	—		135,715			135,715
Accrued compensation and benefits	31,646	19,910	—		51,556			51,556
Accrued flight expenses	15,625	8,340	—		23,965			23,965
Accrued taxes	—	16,369	—		16,369			16,369
Warrants	—	—	31,657	(j)	31,657			31,657
Other accrued expenses and current liabilities	29,504	29,465	(1,144)	(c)
			(1,990)	(b)	55,835			55,835

Total current liabilities	254,005	134,831	(27,763)		361,073	—		361,073
Long-term debt, less current maturities	98,592	—	340,000	(b)
			(31,657)	(j)
			(57,480)	(b)	349,455			349,455
Long-term debt, less current maturities from affiliates	16,834	—	(16,834)	(b)	—			—
Deferred tax liability	—	—	37,652	(h)	37,652			37,652
Other deferred items	8,315	17,722	(9,197)	(c)	16,840			16,840

Total long-term liabilities	123,741	17,772	262,484		403,947	—		403,947
Commitments and contingencies
Shareholders' equity:
Common stock	1	23	(23)	(i)	1			1
Warrants	1,434	—	—		1,434			1,434
Preferred stock	—	—	161,100	(b)
			(2,392)	(b)	158,708	(158,708)	(k)	—
Additional paid in capital	108,320	38,766	(38,766)	(i)	108,320	158,708	(k)	267,028
Accumulated earnings (deficit)	(82,517)	34,280	(34,280)	(i)
			(3,255)	(b)	(85,772)			(85,772)
Accumulated other comprehensive income	—	217	(217)	(i)

Total shareholders' equity	27,238	73,286	82,167		182,691	—		182,691

Total liabilities and shareholders' equity	$404,984	$225,839	$316,888		$947,711	—		$947,711

See accompanying notes to these pro forma combined financial statements.

Notes to the unaudited pro forma condensed combined balance sheet
(dollars in thousands, except share and per share amounts)

Note 1. Basis of Presentation, the merger and the financing

        The historical financial information as of June 30, 2007 is derived from the historical consolidated financial statements of Global and World Air Holdings. The pro forma adjustments have been prepared as if the merger, the financing and the right offering had taken place on January 1, 2006, in the case of the pro forma statement of operations for the year ended December 31, 2006 and the six months ended June 30, 2007.

        The unaudited pro forma combined financial statements reflect the following:

  •
  the acquisition of World Air Holdings by Global for $323,000 (which includes $9,700 of related acquisition costs);

  •
  the issuance of $161,100 of Series A preferred stock;

  •
  borrowing of $340,000 under the JPMorgan Term Loan and related issuance of Warrants;

  •
  repayment of debt guaranteed by the Air Transportation Stabilization Board, or ATSB; and

  •
  repayment of debt owed to MatlinPatterson.

        The unaudited pro forma combined financial statements, as adjusted reflect the conversion of the preferred stock into common stock in connection with the rights offering.

Note 2. Balance Sheet Pro forma Adjustments and Assumptions

  (a)
  Reflects the unaudited consolidated balance sheet of World Air Holdings as of June 30, 2007. Certain line items have been reclassified to conform to Global's presentation.

  (b)
  Sources and uses of funds related to the merger and the financing include the following:

Proceeds received from:
Issuance of preferred stock(1)	$161,100
Borrowings under JP Morgan Term Loans and issuance of warrants(2)	340,000

$501,100

Use of proceeds:
Acquisition of World Air Holdings(3)	$323,000
Repayment of ATSB debt(4)	79,282
Repayment of MatlinPatterson debt(5)	51,318
Debt issuance costs	23,808
Accrued interest	1,990
ATSB extinguishment costs	3,255
Preferred stock issuance costs	2,392
General corporate purposes(6)	8,855
Restricted cash(6)	7,200

$501,100

(1)
Reflects the recording of $161,100 of proceeds of the issuance of 11,507,142 shares of preferred stock at $14 per share

(2)
Reflects borrowings of $340,000 under the JPMorgan Term Loan

(3)
Reflects aggregate purchase price of World Air Holdings which includes $313,300 cash paid for the stock of World Air Holdings plus related acquisition costs of $9,700

(4)
Reflects repayment of $21,802 of current and $57,480 of long term debt guaranteed by the Air Transportation Stabilization Board.

(5)
Reflects repayment of $34,484 of current and $16,834 of long term debt owed to MatlinPatterson.

(6)
Reflects cash received for general corporate purposes including $7,200 required to be restricted cash to collateralize World Air Holdings letters of credit.

(c)
Reflects adjustments to eliminate World Air Holdings' asset or liability to reflect estimated fair value of aircraft leases. Adjustments to assets include reductions of $491 to prepaid expenses and other current assets and $5,529 to deposits and other assets. Adjustments to liabilities include reductions of $1,144 to other accrued expenses and other current liabilities and $9,197 to other deferred items.

(d)
Reflects an adjustment to report World Air Holdings' property and equipment at fair value as part of purchase accounting. The estimated fair value of World Air Holdings' property and equipment was $54,160 at June 30, 2007 compared to a carrying value of $39,097 resulting in a total increase to property and equipment of $15,063 as follows:

Flight equipment historical cost	$75,115
Flight equipment fair value	43,666

Adjustment	(31,449)
Facilities and ground equipment historical cost	15,018
Facilities and ground equipment fair value	10,494

Adjustment	(4,524)
Remove historical accumulated depreciation	51,036

Net Adjustment	$15,063

  (e)
  Reflects the elimination of previously recorded goodwill and the addition of goodwill arising from the transaction. Goodwill was determined as follows:

Aggregate purchase price	$323,000
Fair value of liabilities assumed	179,864
Fair value of assets acquired	(372,786)

Goodwill arising from the transaction	130,078
World Air Holdings historical goodwill	(25,370)

Adjustment to goodwill	$104,708

  (f)
  Reflects the addition of intangible assets or adjustments to intangible assets to be recorded as a result of the acquisition, consisting of the following;

Trademarks and tradenames(1)	$1,000
Adjustment to eliminate World Air Holdings' intangible assets	(6,187)

(5,187)
Military Contract(2)	84,000

$78,813

(1)
Reflects estimated values of the World and North American tradenames.

(2)
Reflects estimated values of the World and North American AMC contracts.

(g)
Under certain aircraft and engine leases, World Air Holdings is required to make periodic maintenance reserve payments for certain future maintenance activities. An adjustment of $93,200 has been reflected to capitalize deposits with lessors in order to conform World Air Holdings to the method of accounting which has been followed by Global. Additionally, long-term lease deposits have been adjusted to fair value by ($8,739).

Estimated value of World Air Holdings' maintenance reserve deposits	$93,200
Adjustment to fair value of long-term lease deposits	(8,739)

$84,461

  (h)
  Reflects an estimate of the deferred tax to be created as a result of the purchase accounting adjustments.

  (i)
  Reflects elimination of World Air Holdings' historical equity balances.

  (j)
  Represents estimated value of the 2,261,233 Warrants issued in connection with the financing.

  (k)
  Represents conversion of $161,100 of Series A preferred stock into 11,507,142 shares of common stock in connection with the rights offering.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2006
(dollars in thousands, except share and per share amounts)

	Global Successor Ten Months Ended December 31, 2006 Historical	Global Predecessor Two Months Ended February 28, 2006 Historical	Global Fresh Start Adjustments	Global Adjusted Year Ended December 31, 2006	World Air Holdings Historical*	Purchase Accounting Adjustments		Pro Forma Combined	Preferred Stock Conversion		Pro Forma, as Adjusted
Operating revenues:
Scheduled service	$332,255	$53,527	$—	$385,782	$62,371	$—		$448,153	$—		$448,153
Charter	288,256	58,753	—	347,009	759,911	—		1,106,920			1,106,920 (q)
Other	16,551	2,771	—	19,322	3,374	—		22,696			22,696

Total operating revenues	637,062	115,051	—	752,113	825,656	—		1,577,769	—		1,577,769
Operating expenses:
Fuel and oil	202,613	37,086	—	239,699	194,517	—		434,216			434,216
Salaries, wages and benefits	150,929	36,066	—	186,995	146,098	—		333,093			333,093
Aircraft rentals	69,439	16,181	(673)	84,947	113,462	—		198,409			198,409
Flight costs	52,769	11,488	—	64,257	75,976	—		140,233			140,233
Handling, landing and navigation fees	48,553	8,077	—	56,630	50,578	—		107,208			107,208
Selling and marketing	36,452	7,624	—	44,076	41,798	—		85,874			85,874
Aircraft maintenance, materials and repairs	29,051	3,103	—	32,154	142,959	(63,206	)(p)	111,907			111,907
Depreciation and amortization	17,386	5,219	(1,742)	20,863	6,641	49,463	(l)	76,967			76,967
Asset impairments and aircraft retirements	13,476	—	—	13,476	—	—		13,476			13,476
Other	41,045	10,197	—	51,242	54,407	—		105,649			105,649

Total operating expenses	661,713	135,041	(2,415)	794,339	826,436	(13,743)		1,607,032	—		1,607,032

Operating income (loss)	(24,651)	(19,990)	2,415	(42,226)	(780)	13,743		(29,263)	—		(29,263)
Other income (expense):
Reorganization items, net	—	1,456,000	(1,456,000)	—	—	—		—			—
Interest income	6,154	397	—	6,551	1,655	—		8,206			8,206
Interest expense	(18,231)	(4,666)	829	(22,068)	(3,657)	(41,949	)(m)	(67,674)			(67,674)
Other	266	(233)	269	302	135	—		437			437

Other income (expense)	(11,811)	1,451,498	(1,454,902)	(15,215)	(1,867)	(41,949)		(59,031)	—		(59,031)
Income (loss) before income taxes	(36,462)	1,431,508	(1,452,487)	(57,441)	(2,647)	(28,206)		(88,294)			(88,294)
Income tax (benefit)	—	—	—	—	(355)	—		(355)			(355)

Net income (loss)	(36,462)	1,431,508	(1,452,487)	(57,441)	(2,292)	(28,206)		(87,939)			(87,939)
Preferred stock dividends	—	—	—	—	—	(25,776	)(n)	(25,776)	25,776	(o)	—

Income (loss) available to common shareholders	$(36,462)	$1,431,508	$(1,452,487)	$(57,441)	$(2,292)	$(53,982)		$(113,715)	25,776		$(87,939)

Basic and diluted earnings per common share:
Average shares outstanding (in thousands)	10,753			10,753				10,753			22,262 (o)
Net loss per share	$(3.39)			$(5.34)				$(10.58)			$(3.95)

*
Certain amounts have been reclassified to conform with Global's presentation.

See accompanying notes to these pro forma combined financial statements.

Unaudited pro forma combined statement of operations for the six months ended June 30, 2007
(dollars in thousands, except share and per share amounts)

	Global Historical	World Air Holdings Historical*	Purchase Accounting Adjustments	Pro Forma Combined	Preferred Stock Conversion		Pro Forma, as Adjusted
Operating revenues:
Scheduled service	$172,163	$32,606	$—	$204,769			$204,769
Charter	160,712	419,574	—	580,286			580,286 (q)
Other	7,938	703	—	8,641			8,641

Total operating revenues	340,813	452,883	—	793,696	—		793,696
Operating expenses:
Fuel and oil	113,428	108,743	—	222,171			222,171
Salaries, wages and benefits	88,704	82,662	—	171,366			171,366
Aircraft rentals	41,460	62,118	—	103,578			103,578
Flight costs	28,861	43,579	—	72,440			72,440
Handling, landing and navigation fees	25,533	32,575	—	58,108			58,108
Selling and marketing	18,974	23,793	—	42,767			42,767
Aircraft maintenance, materials and repairs	22,627	61,437	(19,902) (p)	64,162			64,162
Depreciation and amortization	11,773	3,502	23,998 (l)	39,273			39,273
Asset impairments and aircraft retirements	3,649	—	—	3,649			3,649
Other	23,921	27,462	—	51,383			51,383

Total operating expenses	378,930	445,871	4,096	828,897	—		828,897

Operating income (loss)	(38,117)	7,012	(4,096)	(35,201)	—		(35,201)
Other income (expense):
Reorganization items, net	—	—	—	—			—
Interest income	4,026	800	—	4,826			4,826
Interest expense	(12,136)	(27)	(16,944) (m)	(29,107)			(29,107)
Other	172	(110)	—	62			62

Other income (expense)	(7,938)	663	(16,944)	(24,219)	—		(24,219)
Income (loss) before income taxes	(46,055)	7,675	(21,040)	(59,420)			(59,420)
Income taxes	—	3,256	—	3,256			3,256

Net income (loss)	(46,055)	4,419	(21,040)	(62,676)	—		(62,676)
Preferred stock dividends	—	—	(14,949) (n)	(14,949)	14,949	(o)	—

Income (loss) available to common shareholders	$(46,055)	$4,419	$(35,989)	$(77,625)	14,949		$(62,676)

Basic and diluted earnings per common share:
Average shares outstanding (in thousands)	10,755			10,755			22,262 (o)
Net loss per share	$(4.28)			$(7.22)			$(2.82)

*
Certain amounts have been reclassified to conform with Global's presentation.

See accompanying notes to these pro forma combined financial statements.

Notes to the unaudited pro forma condensed combined statement of operations

Note 3. Statement of Operations Pro forma Adjustments and Assumptions

  (l)
  Represents adjustments to conform World Air Holdings to the method of accounting which has been followed by Global to amortize heavy maintenance. Adjustments also include the incremental depreciation on property and equipment and amortization on intangible assets resulting from purchase accounting.

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Amortization on heavy maintenance activities	$37,911	$18,222
Amortization on newly acquired intangibles	9,400	4,700
Incremental depreciation on property and equipment	2,152	1,076

Total adjustment to depreciation and amortization expense	$49,463	$23,998

  (m)
  Represents adjustment to interest expense to reflect borrowings in connection with the acquisition of World Air Holdings:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Interest expense on JPMorgan Term Loan:
JPMorgan Term Loan(1)	$42,245	$23,171
Amortization of deferred financing costs(2)	11,600	872
Amortization of discount on debt(3)	3,957	1,979

Total interest expense on new borrowings	$57,802	$26,022
Less historical Global interest expense and related amortization of deferred financing costs on extinguished borrowings:	(15,853)	(9,078)

Adjustment to interest expense	$41,949	$16,944

    (1)
    Represents interest on the JPMorgan Term Loan, which is calculated as follows:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Estimated outstanding borrowing	$340,000	$340,000
Interest rate	12.43%	13.63%
Portion of year outstanding	100%	50%
Calculated interest	$42,245	$23,171
    (2)
    Represents amortization of deferred financing costs over the term of the new financing arrangements.

    (3)
    Represents amortization of discount on debt related to the issuance of 2,261,233 Warrants in connection with the financing.

  (n)
  Assumes preferred dividends declared at 16% for entire period, are cumulative, shall accrete day to day and remain unpaid.

  (o)
  Represents adjustment to eliminate preferred stock dividends to reflect conversion of preferred stock into common stock, and increase number of shares of common stock by 11,507,142.

  (p)
  Represents adjustments to conform World Air Holdings to the method of accounting which has been followed by Global for heavy maintenance activities from expense as incurred to capitalize and amortize, as well as from expense as incurred to capitalize for maintenance reserve payments and reimbursements.

  (q)
  Charter revenue is comprised of the following:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
Military/Commercial Charter Revenue	$941,804	$502,183
ACMI Revenue	165,116	78,103

	$1,106,920	$580,286

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF GLOBAL

        The following table sets forth Global's selected consolidated historical financial and operating data for each of the periods indicated. The selected historical financial data for the dates and periods ended prior to March 1, 2006 were derived from the audited consolidated financial statements of ATA's former parent, ATA Holdings Corp., which we sometimes refer to as our "predecessor". The statement of operations data for the years ended December 31, 2002, 2003, 2004 and 2005, for the two months ended February 28, 2006, for the ten months ended December 31, 2006 and the balance sheet data as of December 31, 2003, 2004, 2005 and 2006, were derived from Global's or its predecessor's audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six month period ended June 30, 2006 was derived from Global's unaudited consolidated financial statements for the four month period ended June 30, 2006 and from Global's predecessor's audited consolidated financial statements for the two months ended February 28, 2006 included elsewhere in this prospectus. The statement of operations data for the six month period ended June 30, 2007 and the balance sheet data as of June 30, 2007, were derived from Global's unaudited interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim financial statements for Global and its predecessor included in this prospectus include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with the accounting policies of Global described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period. The selected historical financial information should be read in conjunction with the sections entitled "Summary Historical and Unaudited Pro Forma Combined Financial Information", "Use of Proceeds", "Capitalization", "Unaudited Pro Forma Combined Financial Statements", "Selected Consolidated Historical Financial and Operating Data of Global", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Global" and the consolidated financial statements of Global and its predecessor and the related notes included elsewhere in this prospectus.

        The comparability of Global's selected historical financial and operating data has been affected by its reorganization. As we discuss more fully in "Note 1—Fresh-Start Reporting" of the notes to Global's audited consolidated financial statements as of and for the ten months ended December 31, 2006, Global's predecessor and certain of its affiliates, including ATA. Global's principal operating subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. Global emerged from bankruptcy protection on February 28, 2006 with a new capital structure. Global has applied fresh-start accounting as of March 1, 2006 for its consolidated financial statements. As a result of the fresh-start change in the basis of accounting for Global's underlying assets and liabilities, Global's results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006 (successor). Global includes as a reporting period of its predecessor its pre-emergence two-month period ended February 28, 2006. The historical periods of our predecessor also do not reflect the impact of the fundamental changes in Global's assets and operations it effected through its reorganization. As a result of these changes, Global does not believe that its business operations or its operating results for periods prior to March 1, 2006 are comparable to its current business operations or its operating results since that date.

	Predecessor					Global	Predecessor and Global	Global
	Year Ended December 31,				Two Months Ended Feb. 28,	Ten Months Ended Dec. 31,	Six Months Ended June 30,	Six Months Ended June 30,
	2002	2003	2004(1)	2005(1)	2006(1)(2)	2006(2)	2006(1)(3)	2007
							(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
Scheduled service	$886,579	$1,085,420	$1,099,944	$635,232	$53,527	$332,255	$186,753	$172,163
Charter	309,242	366,207	358,870	408,714	58,753	288,256	174,938	160,712
Other	81,549	66,906	73,757	48,355	2,771	16,551	9,900	7,938

Total operating revenues	1,277,370	1,518,533	1,532,571	1,092,301	115,051	637,062	371,591	340,813

Operating expenses:
Fuel and oil	206,574	276,057	368,273	322,094	37,086	202,613	117,543	113,428
Salaries, wages and benefits	355,201	399,622	422,430	281,791	36,066	150,929	100,875	88,704
Aircraft rentals	190,148	226,559	242,602	148,614	16,181	69,439	44,054	41,460
Flight costs	93,119	105,055	100,327	82,243	11,488	52,769	28,389	28,861
Handling, landing and navigation fees	110,528	113,781	119,963	89,453	8,077	48,553	27,303	25,533
Selling and marketing	107,288	110,527	111,041	66,050	7,624	36,452	21,874	18,974
Aircraft maintenance, materials and repairs	52,254	45,741	74,992	44,801	3,103	29,051	13,027	22,627
Depreciation and amortization	76,727	56,729	52,013	36,270	5,219	17,386	11,366	11,773
U.S. Government grants	16,221	(37,156)	—	—	—	—	—	—
Asset impairments and aircraft retirements	66,787	5,288	7,887	403	—	13,476	—	3,649
Goodwill impairment	6,893	—	—	—	—	—	—	—
Other	155,667	138,789	133,206	101,973	10,197	41,045	31,891	23,921

Total operating expenses	1,437,407	1,440,992	1,632,734	1,173,692	135,041	661,713	396,322	378,930

Operating income (loss)	(160,037)	77,541	(100,163)	(81,391)	(19,990)	(24,651)	(24,731)	(38,117)
Other income (expenses):
Reorganization items, net	—	—	(638,479)	(369,632)	1,456,000	—	1,456,000	—
Interest income	2,829	2,878	2,283	2,467	397	6,154	2,762	4,026
Interest expense	(35,746)	(56,324)	(51,145)	(6,235)	(4,666)	(18,231)	(12,216)	(12,136)
Loss on extinguishment of debt	—	—	(27,314)	—	—	—	—	—
Other	(1,260)	(2,350)	(911)	(796)	(233)	266	(161)	172

Total other income (expenses)	(34,177)	(55,796)	(715,566)	(374,196)	1,451,498	(11,811)	1,446,385	(7,938)

Income (loss) before income taxes	(194,214)	21,745	(815,729)	(455,587)	1,431,508	(36,462)	1,421,654	(46,055)
Income taxes (credits)	(24,950)	1,311	—	—	—	—	—	—

Net income (loss)	(169,264)	20,434	(815,729)	(455,587)	1,431,508	(36,462)	1,421,654	(46,055)
Preferred stock dividends	(5,720)	(4,642)	(1,125)	—	—	—	—	—

Income (loss) available to common stockholders(4)	$(174,984)	$15,792	$(816,854)	$(455,587)	$1,431,508	$(36,462)	$1,421,654	$(46,055)

Basic earnings per common share:
Weighted average shares outstanding						10,752,688		10,755,191
Net loss per share						$(3.39)		$(4.28)

Diluted earnings per common share:
Average shares outstanding						10,752,688		10,755,191
Net loss per share						$(3.39)		$(4.28)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$(59,014)	$93,779	$(26,200)	$(67,010)	$(19,577)	$(34,847)	$(61,999)	$(25,264)
Reorganization activities	—	—	66,194	18,309	(6,014)	—	(6,014)	—
Investing activities	88,931	(98,694)	531	(18,731)	(10,406)	8,689	(9,779)	(9,825)
Financing activities	(14,196)	(34,601)	(61,517)	6,997	(6,777)	51,924	65,379	30,887
Capital expenditures	(59,346)	(42,534)	(26,660)	(22,884)	(8,447)	(27,570)	(10,793)	(9,678)
Selected Consolidated Operating Statistics (Unaudited):
Revenue passengers carried (thousands)	10,046.7	11,226.9	11,653.4	5,868.1	449.0	2,519.8	1,492.4	1,467.1
Revenue passenger miles (millions)	12,384.2	14,358.7	14,678.5	8,709.7	816.2	4,799.2	2,727.5	2,838.4
Available seat miles (millions)	17,600.0	21,125.9	21,242.0	13,360.2	1,362.9	6,804.2	4,069.1	3,959.7
Passenger load factor	70.4%	68.0%	69.1%	65.2%	59.9%	70.5%	67.0%	71.7%
	Predecessor			Global	Global
	As of December 31,			As of December 31,	As of June 30,
	2003	2004	2005	2006	2006(2)	2007
					(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$160,644	$139,652	$79,217	$62,209	$66,804	$58,007
Property and equipment, net	253,482	182,759	101,267	89,947	82,157	89,383
Total assets	869,987	651,065	389,450	370,366	441,698	404,984
Total debt	494,696	41,000	54,600	146,662	166,179	174,076
Liabilities subject to compromise(5)	—	1,279,676	1,475,447	—	—	—
Mandatorily redeemable preferred stock(6)	56,330	—	—	—	—	—
Convertible redeemable preferred stock	32,907	—	—	—	—	—
Stockholders' equity (deficit)	$(104,007)	$(920,556)	$(1,376,143)	$72,290	$97,837	$27,238

(1)
The consolidated financial statements of our predecessor have been prepared in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs that are not in the ordinary course of business and include aircraft lease rejection charges, impairments and professional fees related to the predecessor's Chapter 11 filing. See Note 1 to our predecessor's audited consolidated financial statements for more information.

(2)
As of February 28, 2006, the effective date of the plan of reorganization, we adopted fresh-start accounting for our financial statements. See Note 1 to our audited consolidated financial statements with respect to our fresh-start financial reporting. Because of the emergence from bankruptcy and adoption of fresh-start accounting, the historical financial data for Global is not comparable to that of our predecessor.

(3)
The statement of operations data for the six month period ended June 30, 2006 was derived from Global's unaudited consolidated financial statements for the four month period ended June 30, 2006 and from Global's predecessor's audited consolidated financial statements for the two months ended February 28, 2006.

(4)
Preferred stock dividends of $5.7 million, $4.6 million, $1.1 million were recorded in 2002, 2003 and 2004. No preferred stock dividends were recorded in 2005, for the ten months ended December 31, 2006 or for the six months ended June 30, 2007. No common stock dividends were paid in any period presented.

(5)
Liabilities subject to compromise refers to liabilities to be accounted for under a plan of reorganization, including claims incurred prior to the petition date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments.

(6)
Mandatorily redeemable preferred stock of $50.0 million was outstanding as of December 31, 2003 and as of December 31, 2004 and December 31, 2005 was classified on the balance sheet as a liability subject to compromise.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF WORLD AIR HOLDINGS

        The following tables set forth World Air Holdings' selected consolidated historical financial and operating data for the periods ended and at the dates indicated below. World Air Holdings' consolidated historical financial information for the fiscal years ended, and as of, 2004, 2005 and 2006 has been derived from World Air Holdings' audited annual financial statements included elsewhere in this prospectus. The consolidated historical financial information for the six month periods ended, and as of, June 30, 2006 and 2007 has been derived from World Air Holdings' unaudited interim financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with the accounting policies of World Air Holdings described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period.

        The consolidated historical financial information should be read in conjunction with the sections entitled "Summary Historical and Unaudited Pro Forma Combined Financial Information," "Use of proceeds," "Capitalization," "Unaudited Pro Forma Combined Financial Statements", "Management's discussion and analysis of financial condition and results of operations of World Air Holdings" and the consolidated financial statements of World Air Holdings and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003(1)	2004	2005(2)	2006(3)	2006	2007
						(unaudited)	(unaudited)
	(in thousands except per share data)
Statement of Operations Data:
Operating revenues	$384,489	$474,850	$503,900	$787,138	$825,656	$392,910	$452,883
Operating expenses	377,367	446,422	463,617	730,522	826,436	396,412	445,871
Operating income (loss)	7,122	28,428	40,283	56,616	(780)	(3,502)	7,012
Earnings (loss) before income taxes	2,041	19,123	34,032	51,601	(2,647)	(6,622)	7,675
Income tax expense/(benefit)	—	3,802	8,445	19,973	(355)	(2,685)	3,256
Net earnings (loss)	$2,041	$15,321	$25,587	$31,628	(2,292)	(3,937)	4,419
Basic earnings (loss) per common share	$0.18	$1.37	$1.95	$1.40	($0.10)	(0.16)	0.20
Basic weighted average common shares outstanding	11,073	11,224	13,095	22,588	23,643	23,986	22,541
Diluted earnings (loss) per common share	$0.18	$0.95	$1.09	$1.19	($0.10)	($0.16)	$0.18
Diluted weighted average common shares outstanding	11,073	17,783	24,591	26,824	23,643	23,986	25,038

	As of December 31,				As of June 30,
	2003(1)	2004	2005(2)	2006(3)	2006	2007
					(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Total assets	$157,301	$179,317	$260,646	$198,750	$219,004	$225,839
Notes payable and long-term debt including current maturities	76,534	49,879	24,000	—	—	—
Stockholders' equity (deficiency)	$(8,030)	$30,398	$86,838	$67,131	$84,514	$73,286

(1)
Includes the impact of a $3.0 million loss on debt extinguishment.

(2)
On April 27, 2005, World Air Holdings completed the acquisition of North American for approximately $34.8 million in cash. The financial data includes the results of North American from April 28, 2005 to December 31, 2005.

(3)
Financial data include the full year results of North American for 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF GLOBAL

        As used in this "Management's discussion and analysis of financial condition and results of operations of Global", the terms "we," "us," "Global," and "the company," refer to Global Aero Logistics Inc. and its subsidiaries on a consolidated basis as of June 30, 2007, unless the context requires otherwise. This section does not reflect Global's acquisition of World Air Holdings and should be read in conjunction with the financial statements and related notes of Global, which are included elsewhere in this prospectus. For further information about the combined company, see "Prospectus Summary—Our Company" and "Business".

Overview

        Global is a diversified passenger airline operating in two principal business lines: a low cost carrier providing scheduled service that leverages a unique codeshare agreement with Southwest Airlines, and a charter operator that focuses principally on serving the U.S. military. The scheduled service business line derives its revenues primarily from the sale of single-seat tickets to individuals on flights to predetermined destinations. The military charter business line derives its revenues primarily from the sale of all seats on an aircraft flight to either the U.S. Government or another customer that determines the destination of these flights.

        Global flew 777,052 passengers during the three months ended June 30, 2006 and 804,458 passengers during the three months ended June 30, 2007. For the three months ended June 30, 2006 and 2007, respectively, Global's scheduled service business represented 52.3% and 53.5%, respectively, of its total revenue and Global's military charter service business represented 45.3% and 44.2%, respectively, of its total revenue for those periods. Global flew 1.49 million passengers during the six months ended June 30, 2006 and 1.47 million passengers during the six months ended June 30, 2007. For the six months ended June 30, 2006 and 2007, respectively, Global's scheduled service business represented 50.3% and 50.5%, respectively, of its total revenue and Global's military charter service business represented 47.1% and 47.2%, respectively, of its total revenue for those periods. Global conducts substantially all of its operations through its subsidiary, ATA.

        The comparability of Global's historical financial data has been affected by its reorganization. As discussed more fully in "Note 1—Fresh-Start Reporting" of the notes to Global's audited consolidated financial statements as of and for the ten months ended December 31, 2006, Global's predecessor and certain of its affiliates, including ATA, Global's principal operating subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. Global emerged from bankruptcy protection on February 28, 2006 with a new capital structure. Global has applied fresh-start accounting as of March 1, 2006 for its consolidated financial statements. As a result of the fresh-start change in the basis of accounting for Global's underlying assets and liabilities, its results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006. Global includes as a reporting period of its predecessor the pre-emergence two-month period ended February 28, 2006. The historical periods of Global's predecessor also do not reflect the impact of the fundamental changes in Global's assets and operations Global effected through its reorganization. As a result of these changes, we do not believe that Global's business operations or its operating results for periods prior to March 1, 2006 are comparable to its current business operations or its operating results since that date.

        In April 2006, Global began reporting results of operations for two business lines: scheduled service and military charter. Given the brief operating history for which Global has segment reporting and the lack of meaningful comparison periods, as well as the impact of fresh-start accounting, we do not believe that a discussion of segment information is appropriate for an understanding of Global's business. For additional information regarding Global's operating business lines, see "Note 9—Segment

Reporting" of the notes to Global's audited consolidated financial statements as of and for the ten months ended December 31, 2006.

        Information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations of Global for the six month period ended June 30, 2006 was derived from Global's unaudited consolidated financial statements for the four month period ended June 30, 2006 and Global's predecessor's audited consolidated financial statements for the two month period ended February 28, 2006.

        The current environment in our business lines, together with the completion of the acquisition of World Air Holdings, presents several opportunities as well as challenges for our company. One of our key objectives is to take advantage of our fleet, especially following the acquisition of World Air Holdings which provides us with 27 additional aircraft. Consistent with our strategy, we intend to use this additional aircraft to optimize better our fleet in order to meet more effectively the increasing demand in aircraft transportation for the markets we serve. In addition, as a result of the acquisition, we will have the flexibility to shift aircraft among our business lines to manage future changes in the markets we serve more effectively. Managing this additional aircraft in ways that is most optimal, if effectively done, should result in greater revenues and reduced costs for our business. To the extent we are unable to optimize our fleet, however, our results may suffer. In addition, we intend to diversify our revenue base by continuing the expansion of our ACMI cargo business. This will involve increasing our freighter fleet to include aircraft suited for transpacific and intra-Asia routes, which are forecasted to be two of the fastest growing air cargo markets. In this regard, we have signed letters of intent to lease two Boeing 747-400 freighter aircraft and plan to convert additional McDonnell Douglas MD-11 passenger aircraft currently being used for military charter flying into freighter aircraft. This expansion, however, may not succeed if our expectations regarding market demand are not correct, our management is unable to execute the expansion effectively or for reasons beyond our control.

        We also continue to seek opportunities to streamline our operations and cost structure. As we execute the integration of the World Air Holdings acquisition, we plan to reduce our costs through rationalization of back office and other functions and by leveraging the commonality in our newly combined fleet. We face the risk that we may not realize anticipated synergies or may otherwise face difficulties and costs in integrating the businesses of Global and World Air Holdings, which could have a material impact on our results of operations.

        Finally, we continue to face challenges in our scheduled service markets, where the competitive landscape is particularly difficult. For example, we recently announced that we are discontinuing routes from Chicago Midway to Washington Reagan (effective November 28, 2007), New York—La Guardia (effective January 7, 2008) and Ontario/Honululu (effective January 7, 2008) due to extreme financial pressure on our East Coast scheduled service segment. Our current plan is focused on strengthening our relationship with Southwest. To that end, we currently have an agreement to enhance our current codeshare with Southwest to include near international markets in 2009, which we believe will provide us an opportunity to improve the profitability of our scheduled service business line by connecting Southwest's domestic network to international markets. Our fleet has the long-range, over-water capabilities that Southwest's fleet does not provide, allowing us to fly Southwest's customers to Hawaii and near international destinations, which we anticipate will favorably impact the long-term results of operations of our scheduled service segment. Because of the numerous challenges in our scheduled service business, many of which are beyond our control, we may not succeed in achieving our plans.

Results of Operations

        The following tables sets forth, for the periods indicated, selected statement of operations data.

	Predecessor			Global
	Year Ended December 31,		Ten Months Ended December 31,	Ten Months Ended December 31,
	2004	2005	2005	2006
	(in thousands)		(unaudited)
Operating revenues:
Scheduled service	$1,099,944	$635,232	$526,435	$332,255
Charter	358,870	408,714	333,081	288,256
Other	73,757	48,355	37,006	16,551

Total operating revenues	1,532,571	1,092,301	896,522	637,062

Operating expenses:
Fuel and oil	368,273	322,094	267,095	202,613
Salaries, wages and benefits	422,430	281,791	219,777	150,929
Aircraft rentals	242,602	148,614	116,927	69,439
Flight costs	100,327	82,243	67,774	52,769
Handling, landing and navigation fees	119,963	89,453	69,710	48,553
Selling and marketing	111,041	66,050	53,611	36,452
Aircraft maintenance, materials and repairs	74,992	44,801	34,576	29,051
Depreciation and amortization	52,013	36,270	28,107	17,386
Asset impairments and aircraft retirements	7,887	403	214	13,476
Other	133,206	101,973	79,570	41,045

Total operating expenses	1,632,734	1,173,692	937,361	661,713

Operating income (loss)	(100,163)	(81,391)	(40,839)	(24,651)
Other income (expenses):
Reorganization items, net	(638,479)	(369,632)	(363,811)	—
Interest income	2,283	2,467	2,177	6,154
Interest expense	(51,145)	(6,235)	(5,162)	(18,231)
Loss on extinguishment of debt	(27,314)	—	—	—
Other	(911)	(796)	(639)	266

Other expense	(715,566)	(374,196)	(367,435)	(11,811)

Income (loss) before income taxes	(815,729)	(455,587)	(408,274)	(36,462)
Income taxes	—	—	—	—
Net income (loss)	$(815,729)	$(455,587)	$(408,274)	$(36,462)

        The following tables sets forth, for the periods indicated, selected statement of operations data.

	Global
	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007
	(Unaudited)	(Unaudited)
Operating revenues:
Scheduled service	$101,250	$96,692
Charter	87,723	79,813
Other	4,782	4,159

Total operating revenues	193,755	180,664

Operating expenses:
Fuel and oil	62,092	59,107
Salaries, wages and benefits	46,870	44,058
Aircraft rentals	20,887	20,680
Flight costs	12,156	14,264
Aircraft maintenance, materials and repairs	7,106	12,394
Handling, landing and navigation fees	15,712	10,988
Selling and marketing	10,508	10,204
Depreciation and amortization	4,632	6,225
Asset impairments and aircraft retirements	—	3,023
Other	15,009	10,785

Total operating expenses	194,972	191,728

Operating loss	(1,217)	(11,064)
Other income (expense):
Interest income	1,774	2,202
Interest expense	(5,626)	(6,211)
Other	48	140

Other income (expense)	(3,804)	(3,869)

Loss before income taxes	(5,021)	(14,933)
Income taxes	—	—

Net loss	$(5,021)	$(14,933)

Basic and diluted earnings per common share:
Average Shares Outstanding (in thousands)	10,753	10,756
Net loss per share	(0.47)	(1.39)

	Predecessor	Global
	Two Months Ended February 28, 2006	Four Months Ended June 30, 2006	Six Months Ended June 30, 2007
		(unaudited)	(unaudited)
Operating revenues:
Scheduled service	$53,527	$133,226	$172,163
Charter	58,753	116,185	160,712
Other	2,771	7,129	7,938

Total operating revenues	115,051	256,540	340,813

Operating expenses:
Fuel and oil	37,086	80,457	113,428
Salaries, wages and benefits	36,066	64,809	88,704
Aircraft rentals	16,181	27,873	41,460
Flight costs	11,488	16,901	28,861
Aircraft maintenance, materials and repairs	3,103	9,924	22,627
Handling, landing and navigation fees	8,077	19,226	25,533
Selling and marketing	7,624	14,250	18,974
Depreciation and amortization	5,219	6,147	11,773
Asset impairments and aircraft retirements	—	—	3,649
Other	10,197	21,694	23,921

Total operating expenses	135,041	261,281	378,930

Operating loss	(19,990)	(4,741)	(38,117)
Other income (expense)
Interest income	397	2,365	4,026
Interest expense	(4,666)	(7,550)	(12,136)
Other	(233)	72	172
Reorganization items, net	1,456,000	—	—

Other income (expense)	1,451,498	(5,113)	(7,938)
Income (loss) before income taxes	1,431,508	(9,854)	(46,055)
Income taxes	—	—	—

Net income (loss)	$1,431,508	$(9,854)	$(46,055)

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Results of Operations in Cents Per ASM

        The following tables set forth, for the periods indicated, operating revenues and expenses expressed as cents per available seat mile ("ASM").

	Cents per ASM Three Months Ended June 30,		Cents per ASM Six Months Ended June 30,
	2006	2007	2006	2007
Consolidated operating revenues	9.58	8.94	9.13	8.61
Consolidated operating expenses:
Fuel and oil	3.07	2.93	2.89	2.86
Salaries, wages and benefits	2.32	2.18	2.48	2.24
Aircraft rentals	1.03	1.02	1.08	1.05
Flight Costs	0.60	0.71	0.70	0.73
Aircraft maintenance, materials, repairs	0.35	0.61	0.32	0.57
Handling, landing and navigation fees	0.78	0.54	0.67	0.64
Selling and Marketing	0.52	0.51	0.54	0.48
Depreciation and amortization	0.23	0.31	0.28	0.30
Asset impairments and aircraft retirements	0.00	0.15	0.00	0.09
Other	0.74	0.53	0.78	0.61

Total consolidated operating expenses	9.64	9.49	9.74	9.57

Consolidated operating loss	(0.06)	(0.55)	(0.61)	(0.96)

ASM's (in thousands)	2,022,602	2,020,269	4,069,139	3,959,708

Key Operating and Financial Data

        The following tables set forth, for the periods indicated, certain key operating and financial data for the scheduled service, military/government and commercial charter operations of Global.

	Three Months Ended June 30,
	2006	2007	Inc (Dec)	% Inc (Dec)
Scheduled Service:
Departures	5,088	4,811	(277)	(5.44)
Block Hours	18,173	17,616	(557)	(3.06)
RPMs (000s)(a)	1,038,923	1,168,391	129,468	12.46
ASMs (000s)(b)	1,264,417	1,293,844	29,427	2.33
Load Factor(c)	82.17	90.30	8.13	9.89
Passengers Enplaned(d)	682,065	706,045	23,980	3.52
Revenue $(000s)	101,250	96,692	(4,558)	(4.50)
RASM in cents(e)	8.01	7.47	(0.54)	(6.74)
Yield in cents(f)	9.75	8.28	(1.47)	(15.08)
Revenue per passengers enplaned $	148.45	136.95	(11.50)	(7.75)
Military/Commercial Charter:
Departures	1,516	1,619	103	6.79
Block Hours	6,484	6,599	115	1.77
ASMs (000s)(b)	741,762	725,345	(16,417)	(2.21)
Revenue $(000s)	87,723	79,813	(7,910)	(9.02)
RASM in cents(e)	11.83	11.00	(0.83)	(7.02)
Percentage of Consolidated Revenues:
Scheduled Service	52.3%	53.5%	1.2
Military/Commercial Charter	45.3%	44.2%	(1.1)

	Six Months Ended June 30,
	2006	2007	Inc (Dec)	% Inc (Dec)
Scheduled Service:
Departures	10,641	9,549	(1,092)	(10.26)
Block Hours	36,413	34,855	(1,558)	(4.28)
RPMs (000s)(a)	1,949,824	2,086,704	136,880	7.02
ASMs (000s)(b)	2,518,893	2,481,918	(36,975)	(1.47)
Load Factor(c)	77.41	84.08	6.67	8.62
Passengers Enplaned(d)	1,322,165	1,274,146	(48,019)	(3.63)
Revenue $(000s)	186,753	172,163	(14,590)	(7.81)
RASM in cents(e)	7.41	6.94	(0.47)	(6.34)
Yield in cents(f)	9.58	8.25	(1.33)	(13.88)
Revenue per passengers enplaned $	141.25	135.10	(6.15)	(4.35)
Military/Commercial Charter:
Departures	2,945	3,134	189	6.42
Block Hours	13,205	13,276	71	0.54
ASMs (000s)(b)	1,519,899	1,474,596	(45,303)	(2.98)
Revenue $(000s)	174,938	160,712	(14,226)	(8.13)
RASM in cents(e)	11.51	10.90	(0.61)	(5.30)
Percentage of Consolidated Revenues:
Scheduled Service	50.3%	50.5%	0.2
Military/Commercial Charter	47.1%	47.2%	0.1

(a)
Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by Global.

(b)
Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by Global, whether sold or not.

(c)
Passenger load factor is the percentage derived by dividing RPMs by ASMs.

(d)
Passengers enplaned are the number of revenue passengers who occupied seats on Global's flights.

(e)
Revenue per ASM is total operating revenue divided by total ASMs. This measure is also referred to as "RASM." RASM measures Global's unit revenue using total available seat capacity.

(f)
Revenue per RPM is total operating revenue divided by total RPMs. This measure is also referred to as "yield."

Operating Revenues

        Total operating revenues for the three months ended June 30, 2007 decreased 6.8% to $180.7 million, as compared to $193.8 million for the three months ended June 30, 2006; and operating revenues for the six months ended June 30, 2007 decreased 8.3% to $340.8 million, as compared to $371.6 million for the six months ended June 30, 2006.

        Scheduled Service Revenues.    Scheduled service revenues for the three months ended June 30, 2007 decreased 4.5% to $96.7 million, as compared to $101.3 million for the three months ended June 30, 2006; and scheduled service revenues for the six months ended June 30, 2007 decreased 7.8% to $172.2 million, as compared to $186.8 million for the six months ended June 30, 2006. These decreases were primarily due to Global experiencing lower yields in both periods of 2007 as compared to the same periods of 2006, due to a more competitive pricing environment in 2007, partially offset by higher load factors in both periods of 2007.

        Military and Commercial Charter Revenues.    Military and commercial charter revenues for the three months ended June 30, 2007 decreased 9.0% to $79.8 million as compared to $87.7 million for the three months ended June 30, 2006; and military and commercial charter revenues for the six months ended June 30, 2007 decreased 8.1% to $160.7 million, as compared to $174.9 million for the six months ended June 30, 2006. Global experienced a lower revenue per ASM in both periods of 2007 as compared to the same periods of 2006, due to a change in the mix of aircraft flying.

Operating Expenses

        Fuel and Oil.    Fuel and oil expense decreased 4.8% to $59.1 million in the three months ended June 30, 2007, as compared to $62.1 million in the three months ended June 30, 2006; and for the six months ended June 30, 2007 fuel and oil expense decreased 3.5% to $113.4 million, as compared to $117.5 million for the six months ended June 30, 2006. For the quarter and six months ending June 30, 2007, system-wide block hours decreased by 3.1% and 3.7% respectively, compared to the same periods of 2006, resulting in a fuel and oil expense decrease of approximately $0.2 million and $2.5 million respectively, between those periods. For the three and six months ended June 30, 2007 the average cost per gallon of jet fuel consumed system-wide decreased 1.3% and increased 0.7%, respectively, resulting in $0.8 million less fuel and oil expense and $0.7 million more fuel and oil expense, respectively, as compared to the same periods of 2006.

        Salaries, Wages and Benefits.    Salaries, wages and benefits expense includes the cost of salaries and wages paid to Global's employees, together with Global's cost of employee benefits and payroll-related local, state and federal taxes. Salaries, wages and benefits expense for the three months ended June 30, 2007 decreased 6.0% to $44.1 million, as compared to $46.9 million for the three months ended June 30, 2006; and in the six months ended June 30, 2007 salaries, wages, and benefits decreased 12.1% to $88.7 million, as compared to $100.9 million for the six months ended June 30, 2006. These decreases were mainly due to the average number of employees decreasing 11.4% and 17.2% respectively between periods, partially offset by an increase in the average employee wage.

        Aircraft Rentals.    Aircraft rental expense for the three months ended June 30, 2007 decreased 1.0% to $20.7 million, as compared to $20.9 million for the three months ended June 30, 2006; and in six months ended June 30, 2007, aircraft rental expense decreased 5.9%, to $41.5 million, as compared to $44.1 million for the six months ended June 30, 2006. Global leased a comparable amount of aircraft in the three months ended June 30, 2007 and 2006. The decrease in the six months ended June 30, 2007, as compared to the same period of 2006, was mainly due to the return of five aircraft to lessors during the first quarter of 2006. Global incurred aircraft rental expense on the aircraft for a portion of the six months ended June 30, 2006.

        Flight Costs.    Flight costs are primarily the cost of air transportation, hotels and per diem reimbursements to crewmembers incurred to position them away from their bases to operate Global flights throughout the world. Additionally, they include the onboard costs of meal and non-alcoholic beverage catering, the cost of alcoholic beverages and the cost of onboard entertainment programs, together with certain costs incurred for mishandled baggage and passengers inconvenienced due to flight delays or cancellations.

        Flight costs for the three months ended June 30, 2007 increased 17.2% to $14.3 million, as compared to $12.2 million for the three months ended June 30, 2006; and flight costs for the six months ended June 30, 2007 increased 1.8% to $28.9 million, as compared to $28.4 million for the six months ended June 30, 2006. These increases are primarily due to increased hotel and positioning rates, partially offset by a decline in system-wide departures.

        Aircraft Maintenance, Materials and Repairs.    Aircraft maintenance, materials and repairs expense includes the cost of expendable aircraft spare parts, repairs to repairable and rotable aircraft components, contract labor for maintenance activities and other non-capitalized direct costs related to fleet maintenance, including spare engine leases, parts loan and exchange fees and related shipping costs. It also includes the costs incurred under hourly engine maintenance agreements Global has on certain of its aircraft fleets. These agreements provide for Global to pay monthly fees based on a specified rate per engine flight hour in exchange for major engine overhauls and maintenance.

        Aircraft maintenance, materials, and repairs for the three months ended June 30, 2007 increased 74.7% to $12.4 million, as compared to $7.1 million for the three months ended June 30, 2006; and aircraft maintenance, materials and repairs for the six months ended June 30, 2007 increased 73.8% to $22.6 million, as compared to $13.0 million for the six months ended June 30, 2006. These increases were due to the outsourcing of maintenance inventory management and unscheduled maintenance work related to unexpected aircraft parts breakage or damage, which was required on Global's fleet in both periods of 2007 but that was not required in the same periods of 2006. Global is not able to predict the level of unscheduled maintenance work in 2007.

        Handling, Landing, and Navigation Fees.    Handling and landing fees include the costs incurred by Global at airports to land and service its aircraft and to handle passenger check-in, security, cargo and baggage where Global elects to use third-party contract services in lieu of its own employees. Where Global uses its own employees to perform ground handling functions, the resulting costs appear within salaries, wages and benefits expense. Air navigation fees are incurred when Global's aircraft fly through certain foreign airspace.

        Handling, landing, and navigation fees for the three months ended June 30, 2007 decreased 30.0% to $11.0 million, as compared to $15.7 million for the three months ended June 30, 2006; and handling, landing, and navigation fees for the six months ended June 30, 2007 decreased 6.6% to $25.5 million, as compared to $27.3 million for the six months ended June 30, 2006, primarily due to a decline in system-wide departures in both periods of 2007, as compared to the same periods of 2006, and a change in the mix of aircraft flying.

        Selling and Marketing.    Selling and marketing expenses are comprised primarily of commissions on scheduled service sales by travel agents and on certain military and commercial charter flights, credit card processing fees incurred when selling to customers using credit cards for payments, and advertising costs.

        Selling and marketing expenses for the three months ended June 30, 2007 decreased 2.9% to $10.2 million, as compared to $10.5 million for the three months ended June 30, 2006; and selling and marketing expense for the six months ended June 30, 2007 decreased 13.2% to $19.0 million, as compared to $21.9 million for the six months ended June 30, 2006. These decreases were primarily due to the decline in scheduled service departures between both periods and less commissionable military charter flights in both periods of 2007, as compared to the same periods of 2006.

        Depreciation and Amortization.    Depreciation reflects the periodic expensing of the recorded cost of owned airframes and engines, leasehold improvements and rotable parts for all fleet types, together with other property and equipment owned by the Company. Depreciation and amortized expense for the three months ended June 30, 2007 increased 34.8% to $6.2 million, as compared to $4.6 million for the three months ended June 30, 2006; and depreciation and amortization expense for the six months ended June 30, 2007 increased 3.5% to $11.8 million, as compared to $11.4 million for the six months ended June 30, 2006. These increases mainly relate to engine and airframe overhauls, completed in late 2006 and the first six months of 2007, which were and are being amortized over their useful lives.

        Asset Impairments and Aircraft Retirements.    On April 6, 2007, Global entered into a letter agreement with one of its aircraft lessors to return two Boeing 737-300 aircraft earlier than the termination dates set forth in the leases. Global determined that it no longer needed these aircraft to support its scheduled service business. One aircraft was returned on May 25, 2007 and the other is expected to be returned in September 2007. Global recorded a $3.0 million and $3.6 million charge for the three and six months ended June 30, 2007 to asset impairments and aircraft retirements expense related to the return of these aircraft.

        Other.    Other operating expense primarily includes the cost of hull and liability insurance, the cost of general insurance policies such as workers' compensation insurance, facility and equipment rentals, technology related expenses, external professional services and other items. Other operating expense for the three months ended June 30, 2007 decreased 28.0% to $10.8 million, as compared to $15.0 million for the three months ended June 30, 2006; and other expense for the six months ended June 30, 2007 decreased 25.1% to $23.9 million, as compared to $31.9 million for the six months ended June 30, 2006. These decreases were attributable mainly to declining costs related to Global's restructuring, reduction in flight activity, and the exiting of leased space in certain airport locations.

        Reorganization Expense.    In accordance with SOP 90-7, Global's revenues, expenses (including professional fees), realized gains and losses and provision for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the consolidated statement of operations for the two months ended February 28, 2006.

        Global did not recognize reorganization expenses in the three or six months ending June 30, 2007 or the four months ending June 30, 2006, as Global had emerged from Chapter 11 bankruptcy. For the two months ended February 28, 2006, Global recognized the following reorganization expenses in the consolidated statement of operations:

Two Months Ended February 28, 2006
(in thousands)
Discharge of Claims	$(1,304,653)
Revaluation of Assets and Liabilities	(178,895)
Aircraft and engine lease rejection charges	10,522
Other agreement and lease rejection charges	3,364
Professional fees	11,046
Interest income	(387)
Other	3,003

Total	$(1,456,000)

        The discharge of claims primarily relates to those unsecured claims arising during the bankruptcy process. In accordance with the Plan of reorganization, Global discharged its obligations to unsecured creditors in exchange for cash or shares of Class A Common Stock of New ATA Holdings.

        The revaluation of assets and liabilities relates to the revaluing of Global's assets at their estimated fair value and liabilities at their estimated fair value or present value of amounts to be paid.

        The aircraft and engine lease rejection charges are non-cash charges comprised of Global's estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include the write-off of assets and liabilities related to aircraft and engine leases that Global has rejected and returned to the lessor. The other agreement and lease rejection charges are non-cash charges that are comprised of Global's estimate of claims resulting from the rejection of non-aircraft agreements and leases.

        Interest Expense.    Interest expense for the three months ended June 30, 2007 increased 10.7% to $6.2 million, as compared to $5.6 million for the three months ended June 30, 2006; and interest expense for the six months ended June 30, 2007 decreased 0.8% to $12.1 million, as compared to $12.2 million for the six months ended June 30, 2006. The increase in the three months ended June 30, 2007, as compared to the same period of 2006, was mainly due to the recognition of interest expense related to a $28.0 million loan agreement entered into on January 16, 2007. The decrease in the six months ended June 30, 2007, as compared to the same period of 2006, resulted from Global expensing a funding fee related to debtor-in-possession financing received in the first quarter of 2006, partially offset by interest expense recognized on the $28.0 million loan agreement in 2007.

        Income Taxes.    Global did not record any income tax expense or benefit in the three months or the six months ended June 30, 2007 applicable to its pre-tax losses of $14.9 million and $46.1 million respectively, nor did it record any income tax expense or benefit in the three months or the six months ended June 30, 2006 applicable to its pre-tax loss of $5.0 million and pre-tax income of $1.422 billion respectively. Global has recorded a full valuation allowance against its net deferred tax asset.

Ten Months Ended December 31, 2006 Compared to Ten Months Ended December 31, 2005

Results of Operations in Cents Per ASM

        The following tables set forth, for the periods indicated, Global's operating revenues and expenses expressed as cents per ASM.

	Cents per ASM Ten Months Ended December 31
	2005	2006
Consolidated operating revenues	8.52	9.36
Consolidated operating expenses:
Fuel and oil	2.54	2.98
Salaries, wages and benefits	2.09	2.22
Aircraft rentals	1.11	1.02
Flight costs	0.64	0.78
Handling, landing and navigation fees	0.66	0.71
Aircraft maintenance, materials and repairs	0.33	0.43
Selling and marketing	0.51	0.54
Depreciation and amortization	0.27	0.26
Aircraft impairments and retirements	0.00	0.20
Other	0.76	0.59

Total consolidated operating expenses	8.91	9.73

Consolidated operating loss	(0.39)	(0.37)

ASMs (000s)	10,520,439	6,804,230

Key Operating and Financial Data

        The following table sets forth certain key operating and financial data for Global for the periods indicated.

	Ten Months Ended December 31,
				Change (%)
	2005	2006	Change
Scheduled Service:
Departures	37,428	17,085	(20,343)	(54.35)
Block Hours	102,084	61,171	(40,913)	(40.08)
RPMs (000s)(a)	5,545,854	3,477,503	(2,068,351)	(37.30)
ASMs (000s)(b)	7,500,735	4,265,534	(3,235,201)	(43.13)
Load Factor(c)	73.94	81.53	7.59	10.27
Passengers Enplaned(d)	4,442,602	2,226,307	(2,216,295)	(49.89)
Revenue (000s)	$526,435	$332,255	$(194,180)	(36.89)
RASM in cents(e)	7.02	7.79	0.77	10.97
Yield in cents(f)	9.49	9.55	0.06	0.63
Revenue per passenger enplaned	$118.50	$149.24	$30.74	25.94
Military/Commercial Charter:
Departures	5,574	5,202	(372)	(6.67)
Block Hours	25,748	22,384	(3,364)	(13.07)
ASMs (000s)(b)	2,983,894	2,503,921	(479,973)	(16.09)
Revenue (000s)	$333,081	$288,256	$(44,825)	(13.46)
RASM in cents(e)	11.16	11.51	0.35	3.14
RASM excluding fuel escalation(g)	10.82	11.33	0.51	4.71
Percentage of Consolidated Revenues:
Scheduled Service	58.7%	52.2%	(6.5)
Military/Commercial Charter	37.2%	45.3%	8.0

(a)
Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by Global.

(b)
Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by Global, whether sold or not.

(c)
Passenger load factor is the percentage derived by dividing RPMs by ASMs.

(d)
Passengers enplaned are the number of revenue passengers who occupied seats on Global's flights.

(e)
Revenue per ASM (expressed in cents), or RASM, is total operating revenue divided by total ASMs. RASM measures Global's unit revenue using total available seat capacity.

(f)
Revenue per RPM (expressed in cents), or yield, is total operating revenue divided by total RPMs.

(g)
The military assumes an average fuel price for each contract year. If actual fuel prices differ from the contract rate, revenues are adjusted up or down to neutralize the impact on Global. Certain commercial charter contracts also provide for reimbursement to Global for certain fuel costs.

Operating Revenues

        Total operating revenues for the ten months ended December 31, 2006 decreased 28.9% to $637.1 million, as compared to $896.5 million for the ten months ended December 31, 2005.

        Scheduled Service Revenues.    Scheduled service revenues for the ten months ended December 31, 2006 decreased 36.9% to $332.3 million, as compared to $526.4 million for the ten months ended December 31, 2005. The decrease in revenues was mainly due to Global returning 26 jet aircraft, or

49% of its total aircraft fleet, to lessors between March 1, 2005 and December 31, 2006 as part of its reorganization.

        Military and Commercial Charter Revenues.    Military and commercial charter revenues for the ten months ended December 31, 2006 decreased 13.4% to $288.3 million, as compared to $333.1 million for the ten months ended December 31, 2005. The decrease in revenues was mainly the result of Global's continuing retirement of Lockheed L-1011 aircraft, partially offset by Global's utilization of additional narrow-body aircraft on military and commercial charters.

Operating Expenses

        Fuel and Oil.    Fuel and oil expense for the ten months ended December 31, 2006 decreased 24.1% to $202.6 million, as compared to $267.1 million for the ten months ended December 31, 2005. For the ten months ended December 31, 2006, system-wide block hours decreased by 34.5% as compared to the ten months ended December 31, 2005, resulting in a decrease in fuel and oil expense of approximately $94.1 million between these periods. This decrease was partially offset by an increase in the average cost per gallon of jet fuel. For the ten months ended December 31, 2006, the average cost per gallon of jet fuel consumed increased by 16.3% compared to the ten months ended December 31, 2005, resulting in an increase in fuel and oil expense of approximately $28.3 million between periods. Global also benefited from fuel reimbursement clauses and guarantees in its military/government and commercial charter contracts, as well as bulk scheduled service, but the benefit of these price guarantees was accounted for as revenue when realized during these periods.

        Salaries, Wages and Benefits.    Salaries, wages and benefits expense for the ten months ended December 31, 2006 decreased 31.3% to $150.9 million, as compared to $219.8 million for the ten months ended December 31, 2005. This decrease was mainly due to Global's average number of employees decreasing 40.0% between periods, partially offset by an increase in benefits expenses per employee between these periods.

        Aircraft Rentals.    Aircraft rentals expense for the ten months ended December 31, 2006 decreased 40.6% to $69.4 million, as compared to $116.9 million for the ten months ended December 31, 2005. This decrease was mainly due to Global returning 26 jet aircraft to lessors between March 1, 2005 and December 31, 2006 as part of its reorganization.

        Flight Costs.    Flight costs for the ten months ended December 31, 2006 decreased 22.1% to $52.8 million, as compared to $67.8 million for the ten months ended December 31, 2005. This decrease was due primarily to the decrease in system-wide jet departures of 45.7% between periods, partially offset by an increase in crewmember hotel and positioning costs primarily associated with military flying.

        Handling, Landing and Navigation Fees.    Handling, landing and navigation fees for the ten months ended December 31, 2006 decreased by 30.3% to $48.6 million, as compared to $69.7 million for the ten months ended December 31, 2005. This decrease was due primarily to a 45.7% decrease in system-wide jet departures between periods, partially offset by an increase in costs per departure for handling and landing between periods due mainly to less frequent flying to scheduled service stations.

        Selling and Marketing.    Selling and marketing expenses for the ten months ended December 31, 2006 decreased 31.9% to $36.5 million, as compared to $53.6 million for the ten months ended December 31, 2005. This decrease was primarily due to the decline in scheduled service activity between these periods.

        Aircraft Maintenance, Materials and Repairs.    Aircraft maintenance, materials and repairs expense for the ten months ended December 31, 2006 decreased 15.9% to $29.1 million, as compared to $34.6 million for the ten months ended December 31, 2005. This decrease was due to the rejection by Global of hourly engine maintenance agreements related to its Boeing 757-200 and Boeing 757-300 aircraft in the first half of 2005. This decrease was partially offset by outsourcing of maintenance activities and unscheduled maintenance work required on the Lockheed L-1011 fleet in 2006 that was not required in 2005.

        Depreciation and Amortization.    Depreciation and amortization expense for the ten months ended December 31, 2006 decreased 38.1% to $17.4 million, as compared to $28.1 million for the ten months ended December 31, 2005, due mainly to the reduction of certain aircraft parts and the revaluation of assets as part of Global's application of fresh-start accounting under American Institute of Certified Public Accountants Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, or SOP 90-7, in 2006.

        Asset Impairments and Aircraft Retirement.    In November 2006, Global executed an agreement to purchase seven McDonnell Douglas DC-10-30 wide-body aircraft from a third party, along with associated engines and two spare airframes. The DC-10-30s will go into service throughout 2007 and Global expects to hold the Lockheed L-1011 fleet as operational spares while transitioning to the DC-10-30 fleet. Beyond the fourth quarter of 2007, Global has no revenue commitments for use of Lockheed L-1011 time. In accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or FAS 144, Global determined that the estimated future undiscounted cash flows expected to be generated by the Lockheed L-1011 fleet were less than the current net book value of these aircraft and the related rotable parts and inventory. In 2006, Global recorded an asset impairment charge of $13.5 million to reduce the carrying amount of the Lockheed L-1011 aircraft and related assets to their estimated fair market value. In 2005, Global recorded an asset charge of $0.2 million related to the remaining net book value of its Boeing 727-200 aircraft.

        Other Operating Expense.    Other operating expense for the ten months ended December 31, 2006 decreased 48.5% to $41.0 million, as compared to $79.6 million for the ten months ended December 31, 2005. This decrease was attributable mainly to declining costs related to Global's reduction in fleet size and Global exiting leased space in certain airport locations.

        Reorganization Expense.    In accordance with SOP 90-7, Global's revenues, expenses (including professional fees), realized gains and losses and provision for losses that can be directly associated with the reorganization and restructuring of the business were reported separately as reorganization items in the consolidated statement of operations for 2005.

        Global did not recognize reorganization expenses for the ten months ended December 31, 2006 as Global had emerged from Chapter 11 bankruptcy. For the ten months ended December 31, 2005, Global recognized the following reorganization expenses in the consolidated statement of operations:

Ten Months Ended December 31, 2005
(in thousands)
Aircraft and engine lease rejection charges	$138,180
Other agreement and lease rejection charges	39,240
ALPA claim	128,850
Impairment of assets held for sale	10,799
Aircraft impairment	18,347
Professional fees	23,761
Interest income	(2,107)
Goodwill impairment	—
Other	6,741

Total	$363,811

        The aircraft and engine lease rejection charges are non-cash charges comprised of Global's estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include Global's write-off of assets and liabilities related to aircraft and engine leases that Global has rejected and returned to the lessor. The other agreement and lease rejection charges are non-cash charges that are comprised of Global's estimate of claims resulting from the rejection of non-aircraft agreements and leases.

        The ALPA claim includes an unsecured pre-petition claim against Global by the Air Line Pilots Association, or ALPA, for the benefit of its members in the total amount of $128.9 million. On September 28, 2005, the cockpit crewmembers voted to ratify a new collective bargaining agreement effective October 1, 2005, which included, among other things, wage and benefit concessions and the pre-petition claim. The Bankruptcy Court approved the claim on October 12, 2005.

        The impairment of assets held for sale is a non-cash charge related to the discontinuance of the operations of C8 Airlines, Inc. (f/k/a Chicago Express Airlines, Inc.), or C8, and the sale of certain related assets. The aircraft impairment charge is related to repairable and rotable parts related to Global's Boeing 757-200, Boeing 757-300 and Boeing 737-800 fleets. Global conducted an impairment review on these parts in 2005 based on impairment indicators under FAS 144.

        Interest Expense.    Interest expense for the ten months ended December 31, 2006 increased 250% to $18.2 million, as compared to $5.2 million for the ten months ended December 31, 2005. In accordance with SOP 90-7, following its Chapter 11 filing, Global did not record interest expense with respect to pre-petition unsecured debt or secured debt in which the collateral value was less than the principal amount of the debt in 2005. Upon emergence from bankruptcy on February 28, 2006, Global began recording interest expense on its post-emergence outstanding debt.

        Income Taxes.    Global did not record any income tax expense or benefit for the ten months ended December 31, 2006 applicable to its pre-tax loss of $36.5 million for that period, nor did it record any income tax expense or benefit for the ten months ended December 31, 2005 applicable to its pre-tax loss of $408.3 million for that period. Global has recorded a full valuation allowance against its net deferred tax asset.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Results of Operations in Cents Per ASM

        The following table sets forth, for the periods indicated, operating revenues and expenses expressed as cents per available seat mile.

	Cents per ASM Fiscal Year Ended December 31,
	2004	2005
Consolidated operating revenues	7.21	8.18
Consolidated operating expenses:
Fuel and oil	1.73	2.41
Salaries, wages and benefits	1.99	2.11
Aircraft rentals	1.14	1.11
Flight costs	0.47	0.62
Handling, landing and navigation fees	0.56	0.67
Aircraft maintenance, materials and repairs	0.35	0.34
Selling and marketing	0.52	0.49
Depreciation and amortization	0.24	0.27
Asset impairments and aircraft retirements	0.04	0.00
Other	0.64	0.76

Total consolidated operating expenses	7.68	8.78

Consolidated operating loss	(0.47)	(0.60)

ASMs (000s)	21,242,000	13,360,194

Key Operating and Financial Data

        The following table sets forth, for the periods indicated, certain key operating and financial data.

	Fiscal Year Ended December 31,
				Change (%)
	2004	2005	Change
Scheduled Service:
Departures	130,338	51,693	(78,645)	(60.34)
Block Hours	276,287	134,701	(141,586)	(51.25)
RPMs (000s)(a)	12,728,760	6,783,054	(5,945,706)	(46.71)
ASMs (000s)(b)	17,450,098	9,610,306	(7,839,792)	(44.93)
Load Factor(c)	72.94	70.58	(2.36)	(3.24)
Passengers Enplaned(d)	11,190,961	5,493,998	(5,696,963)	(50.91)
Revenue (000s)	$1,099,944	$635,232	$(464,712)	(42.25)
RASM in cents(e)	6.30	6.61	0.31	4.92
Yield in cents(f)	8.64	9.36	0.72	8.33
Revenue per passenger enplaned	$98.29	$115.62	$17.33	17.63
Military/Commercial Charter:
Departures	7,366	7,015	(351)	(4.77)
Block Hours	32,520	32,460	(60)	(0.18)
ASMs (000s)(b)	3,755,547	3,711,171	(44,376)	(1.18)
Revenue (000s)	$358,870	$408,714	$49,844	13.89
RASM in cents(e)	9.56	11.01	1.45	15.17
RASM excluding fuel escalation(g)	9.16	10.74	1.58	17.25
Percentage of Consolidated Revenues:
Scheduled Service	71.8%	58.2%	(13.6)
Military/Commercial Charter	23.4%	37.4%	14.0

(a)
Revenue passenger miles (RPMs) represent the number of seats occupied by revenue passengers multiplied by the number of miles those seats are flown. RPMs are an industry measure of the total seat capacity actually sold by Global.

(b)
Available seat miles (ASMs) represent the number of seats available for sale to revenue passengers multiplied by the number of miles those seats are flown. ASMs are an industry measure of the total seat capacity offered for sale by Global, whether sold or not.

(c)
Passenger load factor is the percentage derived by dividing RPMs by ASMs.

(d)
Passengers enplaned are the number of revenue passengers who occupied seats on Global's flights.

(e)
Revenue per ASM (expressed in cents), or RASM, is total operating revenue divided by total ASMs. RASM measures Global's unit revenue using total available seat capacity.

(f)
Revenue per RPM (expressed in cents), or yield, is total operating revenue divided by total RPMs.

(g)
The military assumes an average fuel price for each contract year. If actual fuel prices differ from the contract rate, revenues are adjusted up or down to neutralize the impact on Global. Certain commercial charter contracts also provide for reimbursement to Global for certain fuel costs.

Operating Revenues

        Global's total operating revenues for the year ended December 31, 2005 decreased 28.8% to $1.092 billion, as compared to $1.533 billion for the year ended December 31, 2004.

        Scheduled Service Revenues.    Scheduled service revenues for the year ended December 31, 2005 decreased 42.3% to $635.2 million, as compared to $1.1 billion for the year ended December 31, 2004, consistent with the decline in ASMs. During 2005, Global returned 33 jet aircraft to lessors as part of its reorganization under Chapter 11. Approximately 51.1% of Global's scheduled service capacity was generated by flights either originating or terminating at Chicago-Midway in 2005, as compared to 64.8% in 2004. The Hawaiian market generated approximately 31.1% of scheduled service capacity in 2005, as compared to 14.9% in 2004. Another 13.4% of scheduled service capacity was generated in the Indianapolis market in 2005, as compared to 14.7% in 2004. On January 9, 2006, Global suspended scheduled service to and from Indianapolis.

        Military and Commercial Charter Revenues.    Military and commercial charter revenues for the year ended December 31, 2005 increased 13.9% to $408.7 million, as compared to $358.9 million for the year ended December 31, 2004. Military charter revenues increased due to increased demand and a change in the mix of aircraft flying as narrow body aircraft, which result in a higher yield, continued to replace retired wide-body aircraft. Offsetting this increase was a less significant decrease in commercial charter revenues due primarily to the retirement of certain Lockheed L-1011 aircraft that Global traditionally used in commercial charter flying.

Operating Expenses

        Fuel and Oil.    Fuel and oil expense for the year ended December 31, 2005 decreased 12.5% to $322.1 million in 2005, as compared to $368.3 million for the year ended December 31, 2004. During 2005, system-wide block hours decreased by 45.8% compared to 2004, resulting in a decrease in fuel and oil expense of approximately $136.2 million between periods. This decrease was partially offset by an increase in the average cost per gallon of jet fuel. During 2005, the average cost per gallon of jet fuel consumed increased by 37.8% compared to 2004, resulting in an increase in fuel and oil expense of approximately $91.4 million between periods. Global also benefited from fuel reimbursement clauses and guarantees in its military/government and commercial charter contracts, as well as bulk scheduled service, which were recorded as revenue.

        Salaries, Wages and Benefits.    Salaries, wages and benefits expense for the year ended December 31, 2005 decreased 33.3% to $281.8 million, as compared to $422.4 million for the year ended December 31, 2004, consistent with the average number of Global's full-time equivalent employees decreasing by approximately 35.4% between periods. On September 28, 2005, the cockpit crewmembers, who are represented by ALPA, voted to ratify a new three-year collective bargaining agreement that became effective October 1, 2005 and amendable on September 30, 2008. Under the new agreement, the cockpit crewmembers agreed to an 18% reduction in wages until January 1, 2007, modifications to the Cockpit Crewmember Money Purchase Plan and conversion to a new health insurance plan. The new agreement also provides the cockpit crewmembers with additional future wage compensation and incentives, as well as stock options representing 4% of Global's common stock.

        In October 2004, Global and its cabin crewmembers who are represented by the Association of Flight Attendants, or AFA, executed an amendment to the AFA agreement. Under the amended AFA agreement, the cabin crewmembers agreed to reduce their base hourly pay rate by 10% for the period from October 15, 2004 through October 15, 2006.

        Aircraft Rentals.    Aircraft rentals expense for the year ended December 31, 2005 decreased 38.7% to $148.6 million, as compared to $242.6 million for the year ended December 31, 2004. This decrease was partially attributable to the renegotiation of aircraft lease rates related to Boeing 757-300 and Boeing 757-200 aircraft after Global filed for bankruptcy protection. In addition, during 2005, Global returned 33 jet aircraft to lessors as part of its reorganization.

        Flight Costs.    Flight costs for the year ended December 31, 2005 decreased 18.0% to $82.2 million, as compared to $100.3 million for the year ended December 31, 2004. This decrease was mainly attributable to the decrease in scheduled service activity between periods, partially offset by an increase in military/government activity during 2005. Military flying requires more crew positioning costs and passengers on these flights require a more expensive catering product.

        Handling, Landing and Navigation Fees.    Handling, landing and navigation fees for the year ended December 31, 2005 decreased by 25.5% to $89.4 million, as compared to $120.0 million for the year ended December 31, 2004. This decrease was due primarily to a 38.1% decrease in system-wide jet departures between periods, partially offset by an increase in costs per departure for handling and landing between periods, mainly due to less frequent flying to scheduled service stations.

        Selling and Marketing.    Selling and marketing expenses for the year ended December 31, 2005 decreased 40.5% to $66.1 million, as compared to $111.0 million for the year ended December 31, 2004. This decrease was primarily due to the decline in scheduled service activity between periods.

        Aircraft Maintenance, Materials and Repairs.    Aircraft maintenance, materials and repairs expense for the year ended December 31, 2005 decreased 40.3% to $44.8 million, as compared to $75.0 million for the year ended December 31, 2004. This decrease was due primarily to the rejection by Global of hourly engine maintenance agreements related to its Boeing 757-200 and Boeing 757-300 aircraft in the first half of 2005. This decrease was also due to Global having a smaller aircraft fleet in 2005 as compared to 2004.

        Depreciation and Amortization.    Depreciation and amortization expense for the year ended December 31, 2005 decreased 30.2% to $36.3 million, as compared to $52.0 million for the year ended December 31, 2004. In the fourth quarter of 2004, Global recorded a significant impairment charge against its L1011-500 fleet. As a result, the fleet's depreciable value in 2005 was considerably less than its depreciable value in 2004. At the same time, the depreciable life of the fleet was shortened to reflect the most current planned fleet retirement schedule. In addition, depreciation expense in 2005 decreased as compared to 2004 as assets associated with furniture and fixtures, computer hardware and software, equipment and buildings became fully depreciated.

        Asset Impairments and Aircraft Retirements.    Global began performing impairment reviews on its 727-200 fleet in 2000 and the fleet became impaired in 2001, subsequent to the terrorist attacks of September 11. Global continues to monitor current fair market values of previously impaired assets. In 2004, Global recorded an asset impairment charge of $7.9 million against its investment in BATA Leasing LLC, or BATA, a joint venture with The Boeing Company that leases 727-200 aircraft as freighters to third parties.

        Other Operating Expense.    Other operating expense for the year ended December 31, 2005 decreased 23.4% to $102.0 million, as compared to $133.2 million for the year ended December 31, 2004. This decrease was primarily attributable to exiting or reducing lease space in certain airport locations, the reduction of fleet size and the reduction of the workforce as part of Global's restructuring.

        Reorganization Expenses.    In accordance with SOP 90-7, Global's revenues, expenses (including professional fees), realized gains and losses and provision for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items in the consolidated statement of operations.

        For the years ended December 31, 2005 and December 31, 2004, Global recognized the following reorganization expenses in the consolidated statement of operations:

	Fiscal Year Ended December 31,
	2004	2005
	(in thousands)
Aircraft lease rejection charges	$568,317	$140,969
Other agreement and lease rejection charges	—	39,240
ALPA claim	—	128,850
Impairment of assets held for sale	—	10,799
Aircraft and related parts impairment charges	44,499	18,347
Professional fees	8,747	27,895
Interest income	(275)	(2,532)
Goodwill impairment	6,399	4,576
Other	10,792	1,488

Total	$638,479	$369,632

        The aircraft and engine lease rejection charges are non-cash charges comprised of Global's estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include the write-off of assets and liabilities related to aircraft and engine leases that Global has rejected, committed to return dates with the lessor or intended to reject as of December 31, 2005. The other agreement and lease rejection charges are non-cash charges that are comprised of Global's estimate of claims resulting from the rejection of non-aircraft agreements and leases.

        The ALPA claim includes an unsecured pre-petition claim against Global by ALPA for the benefit of its members in the total amount of $128.9 million. On September 28, 2005, the cockpit crewmembers voted to ratify a new collective bargaining agreement effective October 1, 2005, which included, among other things, wage and benefit concessions and the pre-petition claim. The Bankruptcy Court approved the claim on October 12, 2005.

        The impairment of assets held for sale is a non-cash charge related to the discontinuance of C8 operations and the sale of certain related assets.

        Interest Expense.    Interest expense for the year ended December 31, 2005 decreased 87.9% to $6.2 million, as compared to $51.1 million for the year ended December 31, 2004. In accordance with SOP 90-7, following its Chapter 11 filing, Global did not record interest expense with respect to pre-petition unsecured debt or secured debt in which the collateral value was less than the principal amount of the debt.

        Loss on Extinguishment of Debt.    On January 30, 2004, Global completed exchange offers and issued Senior Notes due 2009 ("2009 Notes") and cash consideration for certain of its $175.0 million 10 1/2% Senior Notes due August 2004 ("2004 Notes") and issued Senior Notes due 2010 ("2010 Notes") and cash consideration for certain of its $125.0 million 9 5/8% Senior Notes due December 2005 ("2005 Notes"). Global issued $163.1 million in aggregate principal amount of 2009 Notes and delivered $7.8 million in cash in exchange for $155.3 million in aggregate principal amount of 2004 Notes tendered. Global also issued $110.2 million in aggregate principal amount of 2010 Notes and delivered $5.2 million in cash in exchange for $105.0 million in aggregate principal of 2005 Notes tendered. As a result of these transactions, Global recorded a non-operating loss on extinguishment of debt of $27.3 million in the first quarter of 2004 in accordance with FASB Emerging Issues Task Force Issue

No. 96-19, Debtor's Accounting for Modification of Exchange of Debt Terms. The loss mainly related to the accounting for the $13.0 million cash consideration paid at the closing of the exchange offers and the $13.0 million of incremental notes issued during the exchange offers.

        Income Taxes.    Global did not record any income tax expense or benefit for the year ended December 31, 2005 applicable to its pre-tax loss of $455.6 million for that period, nor did it record any income tax expense or benefit for the year ended December 31, 2004 applicable to its pre-tax loss of $815.7 million for that period. Global has recorded a full valuation allowance against its net deferred tax asset.

Liquidity and Capital Resources

        Predecessor Bankruptcy.    In the fourth quarter of 2004, ATA Holdings Corp. ("Holdings") and seven of its subsidiaries, including ATA Airlines, Inc., C8 and Ambassadair Travel Club, Inc. ("Ambassadair"), filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana.

        ATA Holdings, ATA Airlines, Inc., American Trans Air ExecuJet, Inc. ("ExecuJet"), ATA Cargo, Inc. ("ATA Cargo") and ATA Leisure Corp. ("Leisure") received an order approving the Amended Joint Chapter 11 Plan for the Reorganizing Debtors as immaterially modified (the "Plan") on January 31, 2006. The Plan of reorganization became effective on February 28, 2006. ATA Holdings did not reorganize and, prior to February 28, 2006, a new holding company, Global (f/k/a New ATA Holdings Inc.), was formed. ATA Acquisition Cargo and Leisure were merged into Global prior to February 28, 2006. Holdings dissolved in mid-2006. The Chapter 11 cases of Ambassadair, Amber Travel, Inc. and C8 continue separately.

        The Plan of reorganization provided for the full payment pursuant to the Bankruptcy Code of all allowed administrative and priority claims, and provided for the restructuring of the loan agreement with, and the allowed secured loan indebtedness claim of, the Air Transportation Stabilization Board (or the ATSB) and other lenders. Holders of general unsecured claims of $1.0 million or less were approved to be paid a pro rata share, based on 1.0% recovery, up to a maximum total payout of $1.5 million. Holders of general unsecured claims over $1.0 million recovered an estimated 0.7% of their respective claims in shares and warrants of New ATA Holdings, based on Global's value as estimated in the Plan. There were no material unresolved claims as of June 30, 2007.

        Liquidity.    As of June 30, 2007, Global had unrestricted cash of $58.0 million and a restricted cash balance of $24.6 million, which primarily secures letters of credit. In addition, Global had $75.7 million of cash on advance scheduled service ticket sales held by credit card processors until service is provided and recorded as a receivable on Global's balance sheet as of June 30, 2007. Global had no revolving credit facility and had no funds available through other unused financing options. Global expects that cash generated by operations will be sufficient to fund operations during the next twelve months.

        In the six months ended June 30, 2007, net cash used in operating activities was $25.3 million mainly related to Global's operating loss for the period, partially offset by an increase in advanced scheduled service ticket sales for future flights.

        Net cash used in investing activities in the six months ending June 30, 2007 was $9.8 million, which mainly consisted of capital expenditures.

        Net cash provided by financing activities for the six months ending June 30, 2007 was $30.9 million, which mainly consisted of the receipt of $28.0 million under a loan agreement with

MatlinPatterson and a reduction in restricted cash used to collateralize Global's letter of Credit facility due to a reduction in the amount of required letters of credit.

        On August 14, 2007, Global acquired World Air Holdings for an aggregate purchase price of approximately $313 million or $12.50 per share for each outstanding share of common stock of World Air Holdings. Pursuant to an agreement and plan of merger dated April 4, 2007 between Global, Hugo and World Air Holdings, Hugo was merged with and into World Air Holdings with World Air Holdings as the surviving entity. In order to fund the acquisition of World Air Holdings, on August 14, 2007, Global's subsidiary ATA Acquisition entered into the JPMorgan Term Loan, a $340.0 million senior secured PIK term loan agreement with the lenders party thereto (JPMorgan as of the date of this prospectus) and JPMorgan, as administrative agent. See "Description of certain indebtedness—JPMorgan Term Loan." The issuers of the JPMorgan Term Loan also received approximately 2.3 million Warrants to purchase our common stock at an exercise price of $0.01 per share, immediately exercisable. In addition, Global issued $161.1 million of Series A preferred stock to MatlinPatterson with an annual cumulative dividend rate of 16.0% payable in common stock upon conversion.

        On August 14, 2007, using funds from the JPMorgan Term Loan and Series A preferred stock, Global paid off an $81.6 million loan, including accrued interest and a prepayment premium, which was partially guaranteed by the Air Transportation Stabilization Board. In addition, Global paid off its two loans from MatlinPatterson totaling $54.3 million, including accrued interest.

Critical Accounting Policies and Estimates

        The preparation of Global's financial statements in conformity with generally accepted accounting principles requires management to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Certain significant account policies used in the preparation of the financial statements require management to make difficult, subjective or complex judgments and are considered critical accounting policies by Global. Global has identified the following areas as critical accounting policies.

        Revenue Recognition.    Passenger revenue derived from ticket sales is recognized when transportation is provided. Passenger ticket sales for which transportation has not yet been provided are recorded as air traffic liability. The balance of the air traffic liability fluctuates throughout the year based on seasonal travel patterns and fare changes. Tickets that are sold but not flown on the scheduled travel date can be exchanged and reused for another flight, up to a year from the date of sale, or can be refunded if the ticket is sold under a refundable tariff. A small percentage of tickets (or partially used tickets) expire unused. Revenue from unused tickets is recognized upon the expiration of the ticket.

        Fresh-Start Reporting.    In accordance with SOP 90-7, Global adopted fresh-start reporting as of February 28, 2006. Fresh-start reporting required Global to value its assets and liabilities at their estimated fair value in accordance with FASB Statement of Financial Accounting Standards No. 141, Business Combinations, or FAS 141. The fair values of assets and liabilities represent Global's best estimates.

        Accounting for Long-Lived Assets.    As of December 31, 2006, Global had $89.9 million of net property and equipment and $51.6 million of definite-lived net intangible assets on its balance sheet. Generally, property and equipment is depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to Global's aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. Properties under capital lease are amortized on a straight-line basis over the life of the lease. Global's facilities and ground equipment is generally depreciated over lives of three to seven years. Definite-lived intangible assets are amortized on a straight-line basis over the estimated lives of the related assets.

        In accordance with FASB Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or FAS 144, Global evaluates it long-lived assets, including definite lived intangible assets, for impairment when events or changed in circumstances indicate that the book value of the asset may not be recoverable. In testing for impairment, FAS 144 requires the undiscounted estimated future cash flows from the expected use of those assets to be compared to their net book value to determine if impairment is indicated. FAS 144 requires that assets deemed impaired be written down to their estimated fair value through a charge to earnings. Fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The application of FAS 144 requires the exercise of significant judgment and the preparation of numerous significant estimates.

        Stock-Based Compensation.    Upon emergence from Chapter 11 bankruptcy, Global adopted share-based compensation plans for officers and key employees of Global, including Global's board of directors ("Management Plans"), and for cockpit crewmember employees (the "ALPA Plan"). Options under both the Management Plans and the ALPA Plan were granted with an exercise price not less that the market price at the grant date. None of Global's grants include performance-based or market-based vesting conditions. Global accounts for these plans in accordance with FASB Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, or FAS 123R. FAS 123R requires companies to measure the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of the awards.

        Global estimates the fair value of stock option awards on the date of grant utilizing a modified Black-Scholes option-pricing model. Utilizing this method requires Global to make assumptions, some of which are subjective, including risk-free interest rate, stock price volatility and expected life of the options.

        The risk-free rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. Stock price volatility assumptions were based on historical volatilities of comparable airlines whose shares are traded using weekly stock price returns equivalent to the contracts term of the option. The expected life of the options was determined based upon a simplified assumption that the options will be exercised evenly from vesting to expiration under the transitional guidance of Staff Accounting Bulletin No. 107, Topic 14, Shared-Based Payments.

        As of December 31, 2006, Global had $5.1 million of total unrecognized compensation costs related to share-based compensation arrangements. Global expects to recognize this expense over a weighted-average period of 2.38 years.

  Off-Balance Sheet Arrangements and Contractual Obligations

        Debt and Operating Lease Cash Payment Obligations.    Global finances most of its aircraft with leases. In accordance with GAAP, Global does not include assets and obligations associated with operating leases in its consolidated balance sheet. The following table summarizes the Global's material contractual obligations and commitments and their currently scheduled impact on liquidity and cash flows as of June 30, 2007.

	Cash Payments Currently Scheduled
	Total as of June 30, 2007	Q3-Q4 2007	2008	2009	2010–2011	After 2011
	(in thousands)
Current and long-term debt(1)	$140,168	$9,617	$68,188	$55,479	$236	$6,648
Capital leases	73,800	2,700	5,400	5,400	10,800	49,500
Operating leases(2)	961,305	43,280	89,396	87,735	170,854	570,040

Total contractual cash obligations	$1,175,273	$55,597	$162,984	$148,614	$181,890	$626,188

(1)
Amounts reflect scheduled principal payments. Amounts do not include scheduled interest payments. For the ten months ended December 31, 2006, Global's interest rate averaged 13.3%

(2)
Amounts include estimated lease payments related to Global's expected acquisition of seven McDonnell Douglas DC-10-30 aircraft in 2007.

        Global has also entered into employment contracts with certain of its executive officers that contain payment obligations contingent on various factors. For further information see "Management—Compensation Discussion and Analysis."

        Global is secondarily liable for gates and a hangar facility at Chicago Midway Airport assigned to Southwest. This position has been interpreted as a guaranty that is accounted for in accordance with FIN 45. In accordance with FIN 45, Global estimates the maximum potential amount of future payments (undiscounted) that could be required under this guaranty to be approximately $13.4 million as of June 30, 2007. However, Global has estimated the fair value of the guaranty as of June 30, 2007 to be minimal due to the remote likelihood that Global would be required to perform under the obligation and the mitigating steps that could be taken to eliminate the liability if such a need arose.

Inflation

        To date, inflation has not had a significant effect on Global's operations.

Seasonality

        Our scheduled service operations are seasonal by nature, with peak activity occurring during the spring and summer holiday seasons. This typically results in a decline in demand for these services in the first and fourth quarters of Global's fiscal year.

Quantitative and Qualitative Disclosures About Market Risk

        Global is subject to certain market risks, including commodity price risk resulting from aircraft fuel price fluctuations and interest rate risk. The adverse effects of potential changes in these market risks are discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions management might take to mitigate the adverse impact of such changes on Global. See the notes to Global's consolidated financial statements for a description of Global's accounting policies and other information related to these financial instruments.

        Aircraft Fuel Prices.    Global's results of operations are impacted by changes in the price of aircraft fuel. For the six months ended June 30, 2007 and the ten months ended December 31, 2006, aircraft fuel accounted for approximately 29.9% and 30.6%, respectively, of Global's operating expenses. For the year ended December 31, 2005, aircraft fuel accounted for approximately 27.4% of Global's operating expenses, as compared to 22.6% for the year ended December 31, 2004. Global obtains fuel price fluctuation protection in its military charter business. The military contract includes a fuel reconciliation process whereby the military compensates Global to the extent fuel costs exceed a fixed price, and Global reimburses the military to the extent fuel costs are below this fixed price. Global also includes fuel escalation clauses in certain commercial charter and bulk scheduled service contracts.

        Market risk is estimated as a hypothetical 10% increase in the average 2007 cost per gallon of fuel system-wide. Based on the fuel usage for the six months following June 30, 2007, such a change would result in an increase in aircraft fuel expense of approximately $14.6 million. Based on projected fuel usage for the 12 months following December 31, 2006, such a change would result in an increase in aircraft fuel expense of approximately $26.5 million. These estimates do not include protection from fuel reimbursement clauses and guarantees in Global's military/governmental and commercial charter contracts.

        Interest Rates.    Global's results of operations are affected by fluctuations in market interest rates. As of June 30, 2007, the majority of Global's variable-rate debt was comprised of a $79.3 million secured loan, partially guaranteed by the ATSB, a $23.3 million emergence financing loan and a $28.0 million bridge loan. As of December 31, 2006, the majority of Global's variable-rate debt was comprised of a $79.3 million secured loan, partially guaranteed by ATSB, and a $23.3 million emergence financing loan. As of December 31, 2005, Global's variable-rate debt consisted of debtor-in-possession financing from Southwest for $21.0 million.

        Holding other variables constant (such as debt levels), a one-hundred basis point change in interest rates on Global's variable-rate debt as of June 30, 2007 would be expected to have an impact on net income and cash flows of approximately $1.3 million. As of December 31, 2006 and 2005, that risk was $1.0 million and $0.2 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WORLD AIR HOLDINGS

        As used in this "Management's Discussion and Analysis of Financial Condition and Results of Operations of World Air Holdings", the term "World Air Holdings" refers to World Air Holdings, Inc. and its subsidiaries on a consolidated basis as of June 30, 2007, unless the context requires otherwise. This section does not reflect Global's acquisition of World Air Holdings and should be read in conjunction with the financial statements and related notes of World Air Holdings, which are included elsewhere in this prospectus. For further information about the combined company, see "Prospectus Summary—Our company", "Summary Historical and Unaudited Pro Forma Combined Financial Information", "Unaudited Pro Forma Combined Financial Statements" and "Business".

Overview and Results of Operations

Overview

        World Air Holdings' consolidated net loss was $2.3 million for the year ended December 31, 2006, as compared to net earnings of $31.6 million for the year ended December 31, 2005, and net earnings of $25.6 million for the year ended December 31, 2004. Net earnings were $4.4 million for the six months ended June 30, 2007, as compared to a net loss of $3.9 million for the six months ended June 30, 2006.

Results of Operations

        The following table sets forth selected information for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005*	2006	2006	2007
	(in thousands)
Operating revenue
World	$503,900	$623,719	$559,809	$273,987	$283,302
North American	—	163,333	267,195	119,290	170,372
World Air Holdings, World Risk Solutions and Eliminations	—	86	(1,348)	(367)	(791)

Total operating revenue	503,900	787,138	825,656	392,910	452,883
Operating expense
World	463,617	570,059	557,211	275,247	274,722
North American	—	162,201	271,144	121,212	171,926
World Air Holdings, World Risk Solutions and Eliminations	—	(1,738)	(1,919)	(47)	(777)

Total operating expense	463,617	730,522	826,436	396,412	445,871
Operating income/(loss)	40,283	56,616	(780)	(3,502)	7,012
Total other income/(expense)	(6,251)	(5,015)	(1,867)	(3,120)	663

Earnings/(loss) before income tax expense	34,032	51,601	(2,647)	(6,622)	7,675
Income tax expense/(benefit)	8,445	19,973	(355)	(2,685)	3,256

Net earnings/(loss)	$25,587	$31,628	$(2,292)	$(3,937)	$4,419

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

        For the second quarter of 2007, World Air Holdings' consolidated operating income was $6.2 million compared to operating loss of $12.9 million for the same period in 2006, an increase of

$19.1 million or 148.1%. Net income for the 2007 second quarter was $3.9 million compared to a net loss of $7.5 million for the second quarter of 2006, an increase of $11.4 million or 152.0%.

        The following table sets forth selected information for the periods indicated:

	Three Months Ended June 30,
	2006	2007
	(in thousands)
Operating revenue
World	$115,605	$144,495
North American	61,192	85,545
World Air Holdings, World Risk Solutions and Eliminations	(140)	(8)

Total operating revenue	176,657	230,032
Operating expense
World	126,614	139,124
North American	63,426	85,123
World Air Holdings, World Risk Solutions and Eliminations	(435)	(397)

Total operating expense	189,605	223,850
Operating income (loss)	(12,948)	6,182
Total other income	228	397

Earnings (loss) before income tax expense	(12,720)	6,579
Income tax expense (benefit)	(5,241)	2,678

Net earnings (loss)	$(7,479)	$3,901

        The following table sets forth selected key metrics related to World Airways and North American Airlines financial and statistical performance:

	Three Months Ended June 30,
	2006	2007
Block Hours
World	13,000	13,693
North American	5,944	7,930

Total	18,944	21,623
Revenue per Block Hour
World	$8,893	$10,552
North American	$10,295	$10,788
Total	$9,325	$10,638
Operating Expense per Block Hour
World	$9,740	$10,160
North American	$10,671	$10,734
Total	$10,009	$10,352
Operating aircraft at quarter end
World	16	17
North American	9	10
Average available aircraft per day
World	16.3	17.0
North American	9.0	10.0
Average daily utilization (Block Hours flown per day per aircraft)
World	8.8	8.9
North American	7.3	8.7

        Operating Revenues.    Total consolidated operating revenues increased $53.3 million, or 30.2%, to $230.0 million in the second quarter of 2007. The increase was primarily driven by a $55.9 million or 49% increase in AMC revenues, a $33.2 million increase at World and $22.7 million increase at North American. The increase at World is primarily driven by the AMC penalty status in the second quarter of 2006 not repeating in the second quarter of 2007. Additionally, in April 2007 World received $1.4 million related to certain AMC ferry flights flown in 2002 through 2004, which had previously been denied by AMC. The increase at North American is primarily a result of joining the largest teaming arrangement servicing the military during the fourth quarter of 2006. Additionally, North American's scheduled service revenues increased $7.2 million or 70% associated with the maturing West Africa routes. These increases were partially offset by a consolidated $9.4 million decrease in commercial charter passenger revenue as commercial capacity utilized in second quarter 2006 was utilized by AMC demand in second quarter 2007.

        Operating Expenses.    Total consolidated operating expenses increased $34.2 million, or 18.0%, to $223.8 million for the second quarter of 2007, compared to $189.6 million for the comparable quarter in 2006.

        Consolidated flight expenses increased $14.9 million, or 27.6%, to $68.9 million in the second quarter of 2007. The increase was due to an $8.5 million increase at North American and a $6.4 million increase at World. The increase at North American was primarily the result of a 55% increase in full service block hours flown during the second quarter of 2007. The increase at World was primarily the result of a 45% increase in full service military block hours flown.

        Consolidated maintenance expenses decreased $4.9 million, or 13.5%, to $31.5 million in the second quarter of 2007. North American increased by $1.1 million resulting from more time driven maintenance expense related to the increase in block hours flown. World decreased $6.0 million due to fewer heavy engine maintenance and normal scheduled airframe structural checks. In second quarter 2006, World Air Holdings was also impacted by airworthiness directive compliance costs related to MD-11 engines that did not repeat in second quarter of 2007.

        Consolidated aircraft costs which include aircraft rent and insurance, increased $2.3 million, or 7.5%, to $33.0 million in the second quarter of 2007. This is primarily due the B-767 aircraft added at North American in the first quarter of 2007.

        Consolidated fuel expenses were higher by $17.0 million, or 42.5%, increasing to $57.0 million in the second quarter of 2007. This was primarily driven by the 46% increase in consolidated full service block hours flown and a 1.6% increase in the average fuel price per gallon. The exposure to fuel cost at World is partially reduced by contracts with customers to provide for a pass-through of fuel costs on approximately 97% of fuel purchased. North American is exposed to changes in fuel prices for its scheduled service operations, which accounted for 24% of North American's block hours during the second quarter of 2007.

        Consolidated commission expense increased $4.5 million, or 60.8% to $11.9 million in the second quarter of 2007. This increase was primarily due to the 55% increase in consolidated AMC block hours flown.

        Consolidated other income (expense) net, increased $0.2 million to $0.4 million income in the second quarter of 2007. This favorable variance was primarily a result of the prepayment of the loan guaranteed by the Air Transportation Stabilization Board. The impact of the prepayment was that World Air Holdings did not incur any interest expense, amortization of debt issuance, warrant costs, or guarantee fees associated with this loan during the second quarter of 2007.

        The effective income tax rate for World Air Holdings was 40.7% for the second quarter of 2007 compared to a benefit of 41.2% in the same quarter of 2006. The increase in the effective rate is due to the impact of certain non-deductible items that do not fluctuate with the level of income, such as meal and entertainment expenses and penalties.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        For the first six months of 2007, World Air Holdings' consolidated operating income was $7.0 million compared to operating loss of $3.5 million for the same period of 2006, an increase of $10.5 million or 300.0%. Net income for the first six months of 2007 was $4.4 million compared to net loss of $3.9 million for the same period in 2006, an increase of $8.3 million or 212.8%.

        The following table sets forth selected information for the periods indicated:

	Six Months Ended June 30,
	2006	2007
	(in thousands)
Operating revenue
World	$273,987	$283,302
North American	119,290	170,372
World Air Holdings, World Risk Solutions and Eliminations	(367)	(791)

Total operating revenue	392,910	452,883
Operating expense
World	275,247	274,722
North American	121,212	171,926
World Air Holdings, World Risk Solutions and Eliminations	(47)	(777)

Total operating expense	396,412	445,871
Operating income/(loss)	(3,502)	7,012

Total other income/(expense)	(3,120)	663

Earnings/(loss) before income tax expense	(6,622)	7,675
Income tax expense/(benefit)	(2,685)	3,256

Net earnings/(loss)	(3,937)	4,419

        The following table sets forth selected key metrics related to World and North American financial and statistical performance:

	Three Months Ended June 30,
	2006	2007
Block Hours
World	27,772	28,354
North American	11,780	16,216

Total	39,552	44,570
Revenue per Block Hour
World	$9,866	$9,992
North American	$10,126	$10,506
Total	$9,934	$10,161
Operating Expense per Block Hour
World	$9,911	$9,689
North American	$10,290	$10,602
Total	$10,023	$10,004
Operating aircraft at year or quarter end
World	16	17
North American	9	10
Average available aircraft per day
World	16.7	17.0
North American	8.6	9.7
Average daily utilization (Block Hours flown per day per aircraft)
World	9.2	9.2
North American	7.6	9.2

        Operating Revenues.    Total consolidated operating revenues increased $60.0 million, or 15.3%, to $452.9 million during the six months ended June 30, 2007. The increase was primarily driven by a $51.1 million increase in revenues at North American. The North American performance was driven by a 62% increase in military revenue, primarily as a result of joining the largest teaming arrangement servicing the military during the fourth quarter of 2006. Additionally, North American's scheduled service revenues increased 67% associated with the maturing West Africa routes. World Airways' revenue increased $9.3 million primarily driven by a 7% increase in cargo demand and a 3% increase in military revenue. Additionally, in April 2007 World received $1.4 million related to certain AMC ferry flights flown in 2002 through 2004, which had previously been denied by AMC.

        Operating Expenses.    Total consolidated operating expenses increased $49.4 million, or 12.5%, to $445.8 million for the first six months of 2007, compared to $396.4 million for the comparable period in 2006.

        Consolidated flight expenses increased $21.7 million, or 18.8%, to $137.0 million during the first six months of 2007. The increase was due to a $20.7 million increase at North American which was primarily the result of a 38% increase in block hours flown during the first six months of 2007.

        Consolidated maintenance expenses decreased $1.9 million, or 2.8%, to $65.0 million during the first six months of 2007. The decrease was driven by a $5.2 million decrease at World Airways resulting from fewer heavy engine maintenance and normal scheduled airframe structural checks. During the first six months of 2006, the Company was also impacted by airworthiness directive compliance costs related to MD-11 engines that did not repeat in first six months of 2007. North American maintenance expense increased $3.3 million due to increased maintenance expenses related to the 38% increase in block hours flown and an increase in the number of scheduled airframe maintenance events. During the first quarter of 2007, the Company received $1.4 million insurance proceeds related to a maintenance event. This amount was recorded as a reduction to maintenance expense during the first six months of 2007.

        Consolidated aircraft costs, which include aircraft rent and insurance, increased by $4.8 million, or 8.0%, to $64.8 million during the first six months of 2007. This is primarily due to the addition of a B-767 aircraft during the first quarter of 2007, plus the full quarter effect of the B-767 added in March 2006.

        Consolidated fuel expenses were higher by $19.4 million, or 21.7%, increasing to $108.7 million during the first six months of 2007. This was primarily driven by the 24% increase in consolidated full service block hours flown and a 2.8% increase in the average fuel price per gallon. The exposure to fuel cost at World Airways is partially reduced by contracts with customers to provide for a pass-through of fuel costs on approximately 97% of fuel purchased. North American is exposed to changes in fuel prices for its scheduled service operations, which accounted for 24% of North American's block hours during the first six months of 2007.

        Consolidated flight operations subcontracted to other carriers decreased $2.0 million to $0.2 million. During the first quarter of 2006, the Company incurred increased subcontracted flights to other carriers as a result of a pilot strike at World Airways, which did not repeat in 2007.

        Consolidated commission expense increased $5.4 million, or 29.5% to $23.7 million during the first six months of 2007. This increase was primarily due to the 29% increase in consolidated AMC block hours flown.

        Consolidated other income (expense) net, increased $3.7 million to $0.6 million income during the first six months of 2007. This favorable variance was primarily a result of the prepayment of the ATSB Loan. The impact of the prepayment was that the Company did not incur any interest expense, amortization of debt issuance, warrant costs, or guarantee fees associated with this loan during the first quarter of 2007.

        The effective income tax rate for the Company was 42.4% for the first six months of 2007 compared to a benefit of 40.5% in the same period of 2006. The increase in the effective rate is due to the impact of certain non-deductible items that do not fluctuate with the level of income, such as meal and entertainment expenses and penalties.

  Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        The following table sets forth selected key metrics related to World Airways and North American Airlines financial and statistical performance for the periods presented:

	Year Ended December 31,
	2004	2005*	2006
Block Hours
World	47,759	58,515	56,102
North American	—	17,175	27,475

Total	47,759	75,690	83,577
Revenue per Block Hour
World	$10,551	$10,659	$9,978
North American	$—	$9,510	$9,725
Total	$10,551	$10,400	$9,879
Operating Expense per Block Hour
World	$9,707	$9,742	$9,932
North American	$—	$9,444	$9,869
Total	$9,707	$9,652	$9,888
Operating aircraft at year or quarter end
World	16	17	17
North American	—	8	9
Average available aircraft per day
World	16.0	16.6	16.6
North American	—	8.0	8.8
Average daily utilization (block hours flown per day per aircraft)
World	8.1	9.7	9.3
North American	—	8.7	8.6

*
Financial and statistical data include the results of North American from April 28, 2005 to December 31, 2005

        Operating revenues increased $38.6 million, or 4.9%, to $825.7 million in 2006 from $787.1 million in 2005. The increase was primarily driven by the full year impact of North American offset by a decline in revenues at World. The decline at World was driven by lower flying under the World contract with the AMC of $78.9 million partially offset by an increase of $16.4 million in full service and ACMI cargo and passenger flying. The majority of the decrease in AMC flying at World was due to being placed on penalty status by the AMC during the second quarter. This occurred due to World failing to maintain minimum performance standards in the prior quarter. AMC capacity was further reduced by the conversion of an aircraft from passenger to freighter service and the curtailment of troop movement during the fourth quarter of 2006.

        Operating expenses increased $96.0 million or 13.1% to $826.5 million in 2006 from $730.5 million in 2005. Flight operation expenses include all costs related directly to the operation of the aircraft other than maintenance, aircraft rent, insurance and fuel. Flight operations expense increased

$15.5 million, or 7.1%, in 2006 to $234.0 million from $218.5 million in 2005. The full year impact of North American operations was partially offset by a cost decrease at World of $16.5 million primarily due to an overall decrease in total block hours. The decrease in expense at World was partially offset by a $2.6 million signing bonus paid to the cockpit crewmembers under the terms of the amended collective bargaining agreement.

        Maintenance expenses increased $33.4 million in 2006, or 29.3% to $147.2 million compared to $113.8 million in 2005. Maintenance cost at World increased $19.9 million mainly driven by incremental vendor-based maintenance events and related parts and material costs which included airworthiness directive compliance costs primarily related to MD-11 engines and significant maintenance required on the airframe of a purchased DC-10 aircraft.

        Aircraft costs, which include aircraft rent and insurance, increased $11.5 million, or 10.5%, to $121.1 million in 2006 compared to $109.6 million in 2005. The full year impact of North American operations was partially offset by lower hull liability insurance rates and a decrease in certain lease restructuring fees payable to a lessor.

        Fuel expenses increased $26.0 million, or 15.4%, to $194.5 million in 2006 from $168.5 million in 2005. Total gallons consumed decreased 2.3 million and the average price per gallon of fuel increased 18.4% to $2.20. World's contracts with its customers provided for a pass-through of fuel costs of approximately 96% of fuel gallons purchased. North American's exposure to fluctuations in fuel prices is limited to scheduled service operations, which accounted for approximately 24% of North American's block hours.

        Commissions increased $1.8 million, or 5.0%, to $38.1 million in 2006 compared to $36.3 million in 2005. The increase in overall block hours primarily drove the increase in commissions as they represent a percentage of revenue.

        Sales, general and administrative expenses increased $7.7 million, or 10.6%, to $80.3 million in 2006 from $72.6 million in 2005. The increase was primarily due to the impact of a full year of North American, and additional stock compensation expense. As a percent of total revenue, sales, general and administrative expenses increased from 9.2% to 9.7%.

        Operating income/loss decreased $57.4 million to a $0.8 million loss compared to a $56.6 million income in 2005.

        Other income (expense), net decreased $3.1 million or 62.0% to a $1.9 million expense in 2006 compared to a $5.0 million expense in 2005. As a result of the prepayment of World Air Holdings' loan from the ATSB, World Air Holdings recorded approximately $2.3 million in additional interest expense, representing the write-off of unamortized debt issuance, warrant costs and guarantee fees associated with this loan during the first quarter of 2006 which was offset by a $3.1 million reduction in interest expense for the remainder of 2006, a $0.5 million increase in interest income and a $1.8 million decrease in miscellaneous other expense due to the lower losses from disposal of assets.

        Income tax expense decreased $20.3 million to $0.4 million benefit in 2006 from $19.9 million expense in 2005. Tax expense includes a benefit from a decrease in state income taxes based on actual and expected state activity, partially offset by an increase in foreign taxes. The effective tax rate for the year ended December 31, 2006 was 13.4% compared to an effective tax rate of 38.7% for the year ended December 31, 2005.

  Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        The consolidated financial statements for World Air Holdings include North American's results from April 28 through December 31, 2005. The comparative financial information shown below is derived from World Air Holdings consolidated financial statements for the year ended December 31, 2005.

        Total consolidated operating revenues increased $283.2 million, or 56.2%, to $787.1 million in 2005 from $503.9 million in 2004. North American revenues were $163.3 million. The higher operating revenue was primarily attributable to an $86.9 million increase in flying under the World contract with the AMC, as well as an increase of $39.5 million in commercial cargo ACMI flying. These increases were offset by lower commercial full service cargo revenue of $3.1 million and commercial passenger revenue of $5.3 million than in 2004.

        Total consolidated operating expenses increased $266.9 million or 57.6% to $730.5 million in 2005 from $463.6 million in 2004.

        Flight expense increased $61.4 million, or 39.1%, in 2005 to $218.5 million from $157.1 million in 2004. The impact of North American on flight expense for 2005 was $44.5 million. The higher flight costs for World are directly attributable to the overall increase in total block hours.

        Maintenance expenses increased $37.8 million in 2005, or 49.7% to $113.8 million compared to $76.0 million in 2004. North American represented $19.7 million of the increase. World incurred higher maintenance expenses principally due to the increase in overall block hours and $8.8 million in incremental engine overhaul expense.

        Aircraft costs, which include aircraft rent and insurance, increased $32.4 million, or 42.0%, to $109.6 million in 2005 compared to $77.2 million in 2004. The increase reflects $22.5 million of cost related to North American and an increase of $9.9 million related to World. This is primarily due to the three additional MD-11 aircraft added to the fleet in late 2004 and in 2005, as well as short-term leasing of additional spare engines during 2005.

        Fuel expenses increased $94.0 million, or 126.2%, to $168.5 million in 2005 from $74.5 million in 2004. The inclusion of North American in consolidated results accounted for $40.4 million of the increase. Total gallons consumed increased due to the overall increase in block hours flown. Fuel prices increased 45.2% in 2005 compared to 2004. However, fluctuations in the price of fuel did not have a significant impact on operating income in 2005 because World's contracts with its customers provided for a pass-through of fuel costs of 97.2% of fuel purchased. North American's exposure to fuel prices is limited to scheduled service operations, which accounted for 25.6% of North American's block hours since its acquisition on April 27, 2005.

        Commissions increased $12.9 million, or 55.1%, to $36.3 million in 2005 compared to $23.4 million in 2004. The increase in overall block hours primarily drove the increase in commissions as they represent a percentage of revenue.

        Sales, general and administrative expenses increased $24.3 million, or 50.3%, to $72.6 million in 2005 from $48.3 million in 2004. The increase reflects $26.6 million of cost related to North American and a decrease of $2.3 million of costs related to World Air Holdings, World, and World Risk Solutions. These decreases were partially offset by professional fees and other costs associated with the acquisition of North American, increased audit fees, and costs associated with Sarbanes-Oxley Act compliance efforts. Also, included in 2004 were $1.1 million of personnel costs associated primarily with contractual obligations arising from the retirement of World Air Holdings' former Chairman/CEO on May 6, 2004.

        World Air Holdings recorded legal expense of $2.1 million in 2005 representing the settlement in 2006 of a wrongful termination lawsuit brought by a former pilot at North American.

        Income tax expense increased $11.5 million to $19.9 million in 2005 from $8.4 million in 2004. The effective tax rate for the year ended December 31, 2005 was 38.7% compared to an effective tax rate of 24.8% for the year ended December 31, 2004. For further information regarding this matter, see

Note 12 of World Air Holdings' "Notes to Consolidated Financial Statements". The change in the tax rate for 2005 was a result of a minimal change in the valuation allowance for deferred tax assets as compared to a significant reduction in the valuation allowance for 2004.

Liquidity and Capital Resources

        At June 30, 2007, World Air Holdings had $38.7 million of cash and cash equivalents and short-term investments compared to $31.2 million at December 31, 2006. Restricted cash was $2.0 million at June 30, 2007 and $1.1 million at December 31, 2006 representing prepayments from customers for flights that are scheduled to be flown within 30 to 60 days of the respective balance sheet date (unearned revenue).

        At December 31, 2006, World Air Holdings had $31.2 million of cash and cash equivalents and short-term investments compared to $47.0 million at December 31, 2005. Restricted cash was $1.1 million at December 31, 2006, representing prepayments from customers for flights that are scheduled to be flown within 30 to 60 days of the balance sheet date (unearned revenue). Restricted cash, current and non-current, was $7.1 million at December 31, 2005, which consisted of $4.2 million for letters of credit that had to be collateralized, $2.1 million of prepayments from customers for flights that are scheduled to be flown within 30 days of the balance sheet date (unearned revenue) and approximately $0.8 million held by the courts in the Dominican Republic. The acquisition of North American in April 2005 represented a cash cost of $36.2 million to World Air Holdings, less North American's unrestricted cash of $8.6 million.

Cash Flows from Operating Activities

        Operating activities provided $14.0 million in cash for the six-months ended June 30, 2007. The cash provided in 2007 principally reflects the $4.4 million net earnings, an $18.5 million effect in cash due to changes in operating assets and liabilities other than trade accounts receivable, a $1.6 million increase from net non-cash charges, and a $10.5 million decrease due to an increase in trade accounts receivable. For the six-months ended June 30, 2006, operating activities provided $15.0 million in cash. The cash provided in 2006 principally reflects the $3.9 million net loss, a $26.0 million decrease in cash due to changes in operating assets and liabilities other than trade accounts receivable, net non-cash statement of income charges of $9.1 million, and a $35.8 million increase due to a reduction in trade accounts receivable.

        Operating activities provided $36.1 million in cash for the year ended December 31, 2006 as compared to $33.9 million in 2005. The cash provided in 2006 principally reflects the $2.3 million net loss, an $8.9 million decrease in cash due to changes in operating assets and liabilities other than trade accounts receivable, a $13.0 million increase from net non-cash charges, and a $34.3 million increase due to a reduction in trade accounts receivable. The cash provided in 2005 principally reflects the $31.6 million net earnings, a $5.1 million increase in cash due to changes in operating assets and liabilities other than trade accounts receivable, and net non-cash statement of operations charges of $12.2 million, offset by a $15.0 million decrease due to an increase in trade accounts receivable.

Cash Flows from Investing Activities

        Investing activities used $17.8 million of cash for the six-months ended June 30, 2007. World Air Holdings' capital expenditures for the first six-months of 2007 were approximately $7.6 million, principally for the purchase of aircraft-related assets. Additionally World Air Holdings purchased $10.2 million in short term investments. Investing activities used $22.1 million of cash for the six months ended June 30, 2006. World Air Holdings' capital expenditures for the first six months of 2006 were approximately $4.7 million, principally for the purchase of aircraft-related assets. Cash flow from investing activities also includes the proceeds from disposals of equipment and property of $0.3 million. Additionally World Air Holdings purchased $17.7 million in short term investments.

        Investing activities used $7.5 million in cash for the year ended December 31, 2006, compared to using $1.1 million in 2005. Cash flow from investing activities includes the proceeds from disposals of equipment and property of $0.6 million and the sale and purchase of short-term investments, which increased by a net amount of $0.8 million during 2006 compared to a decrease of $32.8 million in the prior year. In addition, during 2005, $26.9 million in net cash was used by World Air Holdings to acquire North American.

        World Air Holdings' capital expenditures for the year ended December 31, 2006 were approximately $8.9 million, principally for the purchase of aircraft-related assets. World Air Holdings financed these capital expenditures through internally generated funds.

        In April 2005, World Air Holdings purchased North American for approximately $34.8 million in an all-cash transaction plus direct acquisition costs of $1.4 million. See Note 10 of World Air Holdings' "Notes to Consolidated Financial Statements" for additional information.

        The following is a reconciliation of the purchase price paid for North American to the net acquisition cost:

Cash paid for acquisition of North American	$34,750
Direct acquisition cost	1,408

Total cash cost	36,158
Less:
North American cash and cash equivalents at April 27, 2005	(8,640)
Adjustment to distribution made to Seller to cover tax payments as provided in Stock Purchase Agreement	(565)

Total cash used to acquire North American	$26,953

Cash Flows from Financing Activities

        Financing activities provided $1.1 million in cash for the six-months ended June 30, 2007, primarily the result of proceeds and related tax benefits from the exercise of stock options. For the six-months ended June 30, 2006, financing activities used $23.1 million, which was principally due to the use of $24.0 million of cash to prepay the remaining balance of the ATSB loan and $0.4 million of debt issuance cost associated with the March 30, 2006 Wachovia loan described below. This amount was partially offset by proceeds and related tax benefits from the exercise of stock options of $1.3 million.

        Financing activities used $43.6 million in cash for the year ended December 31, 2006. This was principally due to the use of $20.8 million of cash for the repurchase of 2.22 million shares of World Air Holdings' common stock and a $24.0 million principal repayment of the ATSB loan. These amounts were partially offset by proceeds and related tax benefits from the exercise of stock options of $1.7 million and $0.5 million in debt issuance cost associated with the Wachovia Loan (described below). For the year ended December 31, 2005, financing activities used $2.9 million, which was primarily due to the $1.7 million used to repay the contractual aircraft rent obligations to a lessor and a $6.0 million principal repayment of the ATSB loan. These amounts were partially offset by proceeds from the exercise of warrants and stock options of $2.5 million and $2.3 million, respectively.

        In the first quarter of 2005, The Boeing Company exercised warrants to purchase 1,000,000 shares of common stock at $2.50 per share. In addition, the ATSB exercised warrants to purchase 111,111 shares, and pursuant to the net exercise provisions of the warrants, received 76,345 shares of World Air Holdings' common stock.

        On February 22, 2005, World Air Holdings issued a notice of redemption of its Debentures, giving the holders until March 22, 2005 to exercise their conversion rights at a conversion price of $3.20 per share. The holders converted all of the Debentures outstanding by March 22, 2005. Future annual interest expense has been reduced by approximately $2.0 million due to the conversion of all of the Debentures.

Description of Certain Indebtedness

        On December 30, 2003, World Air Holdings secured a $30.0 million ATSB loan. At December 31, 2005, World Air Holdings' indebtedness of $24.0 million outstanding under its $30.0 million ATSB loan was secured by substantially all of the company's assets. On March 30, 2006 World Air Holdings prepaid the remaining principal balance of $24.0 million under the ATSB Loan with working capital. World Air Holdings had recorded the $24.0 million outstanding balance as a current liability as of December 31, 2005 in the Consolidated Balance Sheets due to covenant violations. As a result of this prepayment, during the first quarter of 2006, World Air Holdings expensed $2.3 million in unamortized debt issuance cost and unamortized warrant costs associated with the ATSB loan.

        On March 30, 2006 the Company prepaid the remaining principal balance of $24.0 million outstanding under the $30.0 million term loan, (the ATSB loan), which was 90% guaranteed by the ATSB and 10% guaranteed by a third party, with working capital. As a result of this prepayment, World Air Holdings expensed an additional $2.3 million in unamortized debt issuance and warrant costs associated with the ATSB loan during the first quarter of 2006.

        Additionally on March 30, 2006, World and North American entered a Loan and Security Agreement with Wachovia Bank, National Association, for the issuance of loans and letters of credit up to $50.0 million subject to certain terms, conditions, and limitations. World Air Holdings had no borrowings outstanding at June 30, 2007 or December 31, 2006. As part of the acquisition of World Air Holdings by Global on August 14, 2007 the Wachovia loan agreement was terminated.

Contractual Cash Obligations and Other Commitments and Contingencies

        World Air Holdings has significant long-term obligations relating to operating leases for aircraft and spare engines. In 2002 and 2001, World Air Holdings' predecessor paid amounts less than its original contractual aircraft rent obligations pursuant to agreements with its lessors that amended the terms of the original aircraft lease agreements to provide for the repayment of the unpaid contractual rent obligations. In April 2005, World Air Holdings made a final payment of $1.7 million related to these unpaid contractual aircraft rent obligations. In the first quarter of 2004, World Air Holdings reached an agreement with one of its MD-11 aircraft lessors to restructure certain leases. In exchange for reduced fixed monthly lease rates and a reduction in the lease term, World Air Holdings agreed to an annual restructuring fee based on net income. Payments commenced in 2005 based on 2004 results, and continue through the lease terminations in 2011, which will be paid in 2012. Over the term of the agreement, the total obligation of World Air Holdings is limited to $24.2 million on a cumulative basis. In individual years, the cash payment is limited to $1.6 million for 2005, $3.6 million per year for 2006 through and including 2011, and $1.0 million in 2012. Although cash disbursements are limited each year, due to the cumulative nature of the agreement, expense recognized in a given year may differ from the related cash obligation to be disbursed in the following year. During the second quarter of 2005, World Air Holdings and the lessor agreed to a definitive methodology used to calculate the restructuring fee. As a result, the company recognized a credit of $0.7 million related to the expense recorded during 2004. World Air Holdings paid $3.6 million and $1.6 million of this liability in the third quarter of 2006 and second quarter of 2005, respectively.

        Due to its bankruptcy filing, Delta Air Lines rejected and terminated certain subleases with World, as lessee, for three MD-11 aircraft. In October 2005, World signed a forbearance agreement, to extend the leases, with the Indenture Trustee, who represented the owners of the aircraft, to prevent the repossession of the aircraft until November 30, 2005, and this forbearance agreement was subsequently extended until March 31, 2006. The lease payments prior to the bankruptcy were based on block hours flown, while the maximum monthly lease payment during the interim period was $0.3 million per aircraft. On March 31, 2006, World signed lease agreements with the new owner for two of the three aircraft, which will keep the aircraft in the World fleet through February 2008 and March 2008, respectively. On May 2, 2006, World signed a lease agreement with the new owner for the remaining MD-11 aircraft, with a lease term expiring in December 2007.

        World Air Holdings' aircraft leases require the company to pay certain maintenance reserves for airframes, engines, auxiliary power units and landing gears based on flight hours. Certain return conditions also must be met prior to returning the aircraft to the lessor. World Air Holdings also pays maintenance fees to certain maintenance providers for auxiliary power units based on flight hours. The aggregate amount World Air Holdings paid and expensed in 2006, 2005, and 2004 for maintenance reserves for airframes, engines, auxiliary power units and landing gears and maintenance fees for auxiliary power units was $50.5 million, $45.3 million, and $29.8 million, respectively.

        The following table presents aggregated information about World Air Holdings' contractual obligations, excluding contingent rentals related to maintenance reserve payments, at the date of issuance:

	Payment Due by Period
Contractual Obligations(1)	Total	1 Year	2-3 Years	4-5 Years	More than 5 Years
	(in thousands)
Operating leases	$636,738	$124,980	$214,551	$164,441	$132,766
Accrued post-retirement benefits	6,138	353	873	1,112	3,800

Total	$642,876	$125,333	$215,424	$165,553	$136,566

(1)
Contractual obligations including lease extensions and aircraft commitments signed by World Air Holdings as of December 31, 2006.

        Under the Wachovia loan agreement, certain restrictions and requirements may limit World Air Holdings' financial and operating flexibility. In addition, if the company fails to comply with these restrictions or to satisfy these requirements, its obligations under the loan agreement and its operating leases may be accelerated. World Air Holdings cannot assure its stockholders that it would be able to satisfy all of these obligations upon acceleration. The failure to satisfy these obligations would materially adversely affect the company's business, operations, financial results or liquidity as well as the value of its common stock. There were no amounts outstanding on this loan facility at December 31, 2006.

        Although there can be no assurances, World Air Holdings believes that the combination of its existing contracts and additional business that it expects to obtain, along with its existing cash and financing arrangements, will be sufficient to allow World Air Holdings to meet its cash requirements related to operating and capital requirements through 2007.

Critical Accounting Policies and Estimates

        The preparation of World Air Holdings financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. World Air Holdings believes its estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. World Air Holdings' significant accounting policies are described in Note 1 of World Air Holdings' "Notes to Consolidated Financial Statements".

        The following are explanations of World Air Holdings' critical accounting policies, the judgments and uncertainties affecting the application of these policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Accounting for Aircraft Repair and Maintenance Costs

        World Air Holdings' maintenance costs, including Manufacturers Service Bulletins ("MSBs") and FAA Airworthiness Directives ("ADs"), are expensed as incurred. Under this method, costs are recognized when maintenance services are completed and as nonrefundable maintenance payments required by lease agreements and when maintenance contracts with outside maintenance providers become due.

        World Air Holdings' aircraft are maintained by outside maintenance providers. In certain cases, aircraft maintenance costs are covered by maintenance "reserve" payments made to the lessors of World Air Holdings' aircraft. In these cases, World Air Holdings is required to set aside funds monthly through nonrefundable payments to lessors to cover future maintenance work. After qualifying maintenance is completed, World Air Holdings records a maintenance receivable from the lessors and is reimbursed for amounts paid from the funds held by the lessors. The result of this arrangement is that World Air Holdings recognizes maintenance costs each month based on the amount of nonrefundable maintenance reserves required to be paid to its lessors (usually based on a rate per hour flown). In some cases, maintenance work does not qualify for reimbursement from maintenance reserves held by the lessor. This could be due to the type of maintenance performed or whether the aircraft component being maintained is covered by a lease agreement. For maintenance that is not covered by lessor reserves, World Air Holdings recognizes the costs when maintenance services are completed. Therefore, maintenance costs will fluctuate from period to period as scheduled maintenance work comes due or in the event unscheduled maintenance work must be performed. It is also important to note that aggregate maintenance reserves paid to each of World Air Holdings' lessors may not be sufficient to cover actual maintenance costs incurred. In these cases, the company incurs the cost of any shortfall when the maintenance services are completed and the costs are determinable.

Impairment of Long-Lived Assets

        World Air Holdings reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that appraisals of long-lived assets or the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset's carrying amount and its estimated fair market value. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less cost to sell.

Goodwill and Intangible Assets

        Under the purchase method of accounting, the total purchase price was allocated to North American's net tangible and intangible assets based upon their estimated fair value at the date of acquisition with any amount paid in excess of the fair value of net assets recorded as goodwill. Intangible assets from the North American acquisition included the trademark, aircraft leases at market rates in excess of rental rates, Extended Range Two Engine Operations ("ETOPs") and goodwill (see Note 10 of World Air Holdings' "Notes to Consolidated Financial Statements"). World Air Holdings accounted for the intangible assets of North American in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets. Pursuant to

SFAS No. 142, goodwill and indefinite-lived intangibles, such as the trademark and ETOPs, are not amortized but are subject to periodic impairment reviews. World Air Holdings performed an annual impairment test as of October 1, 2006 for goodwill and indefinite-lived intangibles. This test indicated that goodwill and indefinite-lived intangibles were not impaired as of such date.

        The aircraft leases at net market rates in excess of rental rates of $2.8 million are being amortized on a straight-line basis over a weighted average of 31 months, which was the average remaining life of the aircraft leases at the date of the North American acquisition. World Air Holdings expensed $0.9 million and $0.7 million in 2006 and 2005, respectively. For the years ending December 31, 2007, 2008, and 2009, the annual amortization expense is estimated to be $0.6 million, $0.5 million, and $0.1 million, respectively.

Allowance for Doubtful Accounts and Bad Debt Expense

        In the normal course of business, World Air Holdings reviews its accounts receivable and uses judgment to assess its ability to collect receivables. Based on this assessment, an allowance for doubtful accounts is maintained for specifically identified accounts receivable deemed to be uncollectible. For those receivables not specifically identified, an allowance is maintained based upon World Air Holdings' historical collection experience and current economic conditions. If the financial condition of the company's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

        During the year ended December 31, 2006, World Air Holdings recorded $0.3 million in bad debt expense related to accounts receivable. During the year ended December 31, 2005, the Company recorded $1.6 million in bad debt expense, including $1.0 million related to accounts receivable from Gemini Air Cargo, Inc., which filed for bankruptcy on March 15, 2006. During the year ended December 31, 2004, the Company recorded $2.5 million in bad debt expense related to accounts receivable from TM Travel Services, Inc. ("TM Travel"), as World Air Holdings determined that TM Travel would not be able to meet its financial obligations and its accounts receivable from TM Travel were uncollectible.

Employee Benefit Plans

        World Air Holdings provides a range of benefits to its employees and certain retired employees, including retirement plans, post-retirement health care and life insurance benefits. The annual amounts recorded within the Consolidated Financial Statements relating to these plans are determined by using various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, turnover rates and health care cost trend rates. World Air Holdings reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The company believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 11 of World Air Holdings' "Notes to Consolidated Financial Statements", are reasonable based on advice from its actuaries.

        On December 31, 2006 World Air Holdings adopted Statement of Financial Accounting Standards No. 158 ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS 158 required the company to recognize the funded status of its pensions and postretirement plans in the Consolidated Balance Sheet as of December 31, 2006 with a cumulative-effect adjustment of $0.2 million to accumulated other comprehensive income (loss).

Aircraft Leases

        The majority of World Air Holdings' aircraft are leased from third parties. In order to determine the proper classification of its leased aircraft as either operating leases or capital leases, World Air

Holdings must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management to determine whether the lease is classified as an operating lease or a capital lease. All of the company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. World Air Holdings recognizes lease expense on a straight-line basis over the expected term of the lease. Additionally, operating leases are not reflected in our Consolidated Balance Sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our Consolidated Balance Sheet. Deferred gains realized in connection with the sale-leaseback of aircraft and equipment are amortized over the periods of the respective leases.

Income Taxes

        World Air Holdings' effective tax rate is based on historical and anticipated future taxable income, statutory tax rates and tax planning opportunities available to the company. Tax regulations require items to be included in the tax returns at different times than the items are reflected in the financial statements. As a result, World Air Holdings' effective tax rate reflected in the Consolidated Financial Statements is different than that reported in its income tax returns. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the company's tax returns in future years for which it has already recorded the tax benefit in the Consolidated Financial Statements. World Air Holdings provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion, or all of the deferred tax assets, will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary difference will become deductible. Deferred tax liabilities generally represent tax expense recognized in the Consolidated Financial Statements for which payment has been deferred, or expense for which a deduction has already been taken on World Air Holdings' income tax returns but has not yet been recognized as an expense in the Consolidated Financial Statements.

        In June 2003, the Georgia Department of Revenue approved World Air Holdings' application for the Georgia Headquarters Job Tax Credit (the "HQC"). The HQC is available for corporate taxpayers (a) establishing or relocating their headquarters to Georgia, (b) investing a minimum of $1 million in certain property, and (c) employing a minimum number of new full-time employees in the State of Georgia that pay at or above a required wage level. This credit may be used for either corporate state income tax or payroll withholding tax. World Air Holdings utilized $765,000, $655,000 and $590,000 of tax credits in 2006, 2005 and 2004, respectively, which reduced the company's payroll tax expense. If World Air Holdings continues to meet the statutory requirements for each year that it is eligible, its total potential future net estimated benefit could be in excess of $1.4 million on a pre-tax basis.

Recently Issued Accounting Standards

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1 (the "FSP"), "Accounting for Planned Major Maintenance Activities" that eliminates the accrue-in-advance method as an acceptable method of accounting for planned major maintenance activities. The FSP is applicable to fiscal years beginning after December 15, 2006 and requires retrospective application to all financial statements presented. World Air Holdings does not believe the impact of the adoption of this FSP will have a material impact on its financial statements.

        In July 2006, the FASB, issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" which clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. This interpretation is effective for fiscal years beginning after December 15, 2006. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely that not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. World Air Holdings will adopt FIN 48 effective January 1, 2007 and does not believe its adoption will result in a material cumulative-effect adjustment.

Quantitative and Qualitative Disclosures About Market Risk

        World Air Holdings is subject to certain market risks, including commodity prices (i.e., aircraft fuel) and interest rates. The adverse effects of certain changes in these markets pose a potential loss as discussed below. The sensitivity analyses do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions that World Air Holdings may take to mitigate its exposure to such changes. Actual results may differ. See World Air Holdings' "Notes to Consolidated Financial Statements", for a description of World Air Holdings' policies and additional information.

        Aircraft fuel:    North American's results of operations are affected by changes in the price and availability of aircraft fuel. Based on North American's fuel consumption for scheduled service and maintenance ferries for the first six months of 2007, a 10% increase in the average price per gallon of fuel would have increased fuel expense by approximately $4.5 million for the six-month period ended June 30, 2007. Based on North American's 2007 projected fuel consumption for scheduled service and maintenance ferries, a 10% increase in the average price per gallon of fuel would increase fuel expense for 2007 by approximately $7.0 million annually. World Air Holdings does not currently purchase fuel under long-term contracts or enter into futures or swap contracts.

        World is not exposed to commodity price risks except with respect to the purchase of aircraft fuel. Fluctuations in the price of fuel have not had a significant impact on World's operations in recent years because, in general, World's charter contracts with its customers limit World Air Holdings' exposure to increases in fuel prices.

        Interest rates:    Under the Wachovia loan agreement, World Air Holdings' borrowings bear interest at fluctuating rates. The applicable rate is determined by either the bank's base lending rate, the Federal Funds Rate, the Eurodollar or LIBOR plus an applicable percentage. The rates applicable to outstanding borrowings fluctuate based on many factors including, but not limited to, general economic conditions and interest rates, including the prime rate, and the supply of and demand for credit in the London interbank market. There were no amounts outstanding on this loan facility at June 30, 2007.

        Foreign currency exchange rate risks:    Although some of World Air Holdings' revenues are derived from foreign customers, all revenues and substantially all expenses are denominated in U.S. dollars. The company maintains minimal balances in foreign bank accounts to facilitate the payment of expenses.

BUSINESS

Overview of the combined company's business

        We are a leading provider of diversified contract aircraft transportation services to customers who value reliability and global reach. We conduct our operations through three established airlines: ATA; World; and North American. Our fleet of 55 aircraft consists of a combination of passenger and freighter aircraft that support our three business lines. Our business lines—Military/Commercial Charter, ACMI and scheduled service—are diversified by service offering, customer base and geography, which we believe reduces our vulnerability to economic downturns.

        Our Military/Commercial Charter business is the largest transporter of U.S. military personnel and their families to and from overseas deployments, during times of conflict as well as peacetime. The U.S. Department of Defense relies almost exclusively on the commercial sector for its passenger transportation needs and in 2006 we represented approximately 73% of the $1.2 billion in spending for international troop movement.

        Our ACMI business, which is characterized by arrangements in which our customers lease our aircraft at a rate based on aircraft, crew, maintenance and insurance costs, services primarily the global air cargo market. The air cargo market has experienced strong growth in the past ten years and is projected to grow at a rate of more than 6% annually over the next 20 years as international trade continues to expand.

        Our scheduled service business is primarily designed around ATA's unique codeshare arrangement with Southwest, the largest U.S. airline in terms of domestic passengers flown. ATA is Southwest's first and only codeshare partner and our agreement enables us to connect Southwest customers to destinations that Southwest does not serve, primarily Hawaii, while also expanding our marketing reach by allowing us to sell ATA-only itineraries on southwest.com, the world's most searched airline website according to Hitwise™.

        The following chart sets forth our total revenues by business line for the year ended December 31, 2006, on a pro forma basis.

($ in billions, except percentage data)

Total revenues = $1.6 billion

        For the year ended December 31, 2006, after giving pro forma effect to the merger, we generated revenues of $1.6 billion.

Competitive strengths

        Diversified revenue base—Each of our business lines—Military/Commercial Charter, scheduled service and ACMI—relies on different customer bases with diverse underlying performance drivers which we believe reduces our exposure to downturns in any single market. scheduled service is primarily dependent upon the general health of the travel and tourism industry and the level of corporate spending on business travel which in turn are driven by GDP growth. Military Charter service is primarily dependent upon U.S. military spending for transporting troops overseas, which in turn is partially driven by current geo-political events affecting the United States. ACMI is primarily dependent on international freight transportation, which in turn is driven by global trade.

        Unique business model—We believe that our unique business model cushions our operating and financial results from many of the economic and other factors that affect other airlines, and distinguishes us from our competitors. A significant percentage of our revenues are derived from contracts that are payable regardless of the number of passengers flown. As a result, our operating and financial results are not disproportionately affected by factors such as changes in consumer preferences, perceptions, spending patterns, or demographic trends that can result in a change in the number of passengers. Additionally, a significant portion of our business is generated from customer contracts designed to reimburse us for actual fuel purchased and used. Therefore, we have reduced exposure to fluctuations in the price of jet fuel, which has increased by more than 270% since December 31, 2001. Finally, our military and many of our commercial charter and ACMI contracts are designed with a cost-plus pricing structure, and new entrants into the AMC's International Program must typically overcome significant obstacles. We believe interest from potential new competitors is limited as a result of the AMC aircraft payload and range requirements and the inflexibility of U.S. commercial airline labor work rules.

        Largest provider of military passenger transport services—According to publicly available data published by the AMC, collectively, our airline subsidiaries are the largest provider of military passenger transport services to the AMC. Through our teaming arrangements, we have the ability to capture approximately three-quarters of the AMC expenditures for the current government fiscal year. The U.S. Department of Defense continues to rely almost exclusively on the commercial sector to meet its passenger transportation needs.

        Unique codeshare agreement with Southwest—ATA's codeshare agreement provides us with access to a large universe of Southwest customers by connecting them to cities Southwest does not serve. The codeshare agreement expands our marketing reach by allowing us to sell ATA itineraries to Southwest's customers on southwest.com, the world's most searched airline website according to Hitwise™. Moreover, we expect our international codesharing arrangement with Southwest to commence in 2009, at which point we will be Southwest's codeshare partner to many near-international markets including Canada, the Caribbean, Mexico and Central America, which we believe ATA's high payload, long-range fleet is well-equipped to serve.

        Well-positioned to benefit from increase in international trade—The air cargo market has experienced tremendous growth due to continued global economic expansion. The market is expected to more than triple over the next 20 years, growing at a rate of more than 6% annually. We believe our wide-body fleet is well positioned to capture this market, particularly on transatlantic, North-South America, transpacific and intra-Asia cargo routes. World currently operates six McDonnell Douglas MD-11 wide-body freighter aircraft and has signed letters of intent to lease two Boeing 747-400 freighter aircraft, which we believe are attractive aircraft in the current cargo market due to their superior capabilities and limited availability.

        Proven management team—We believe that our strong management team has enabled us and will continue to allow us to effectively execute our growth strategies. Our executive team has 7 executives with prior CEO, CFO and COO-level experience in the airline industry, as follows:

  Subodh Karnik has served as Global's President and Chief Executive Officer since January 1, 2007. Mr. Karnik joined Global in May 2005 as Senior Vice President and Chief Commercial Officer. Prior to his tenure at Global, Mr. Karnik held various management roles with Delta Airlines, Continental Airlines and Northwest Airlines;

  Douglas Yakola, Chief Integration Officer of Global, who was formerly Senior Vice President and CFO of Global, with 20 years of finance and operations experience at ATA and Northwest Airlines;

  Josef Loew, Chief Strategy Officer of Global was formerly Senior Vice President, Passenger Service at ATA, with prior experience as Vice President at America West Airlines and as an executive at Priceline, Northwest Airlines and Canadian Airlines;

  Robert R. Binns, Chief Marketing Officer of Global, with prior experience as CEO of TransMeridian Airlines and as an executive at Pegasus Aviation;

  Gary Ellmer, Senior Vice President and COO of ATA, with prior experience as COO at Executive Airlines, Business Express and as an executive at American Eagle and Mesa Airlines;

  Charles P. McDonald, Senior Vice President and COO of World, with prior experience as COO of TransMeridian Airlines and executive at British Aerospace and American Eagle; and

  Jeffrey W. Wehrenberg, Senior Vice President and COO of North American, with prior experience as President of Chicago Express and an executive with Mesaba and Express I.

Business strategy

        Our strategy is to provide diversified contract aircraft transportation services to customers who value reliability and global reach. By offering different product lines to a range of customers, we are able to diversify our revenue base and reduce risk. The key elements of our strategy are:

        Optimize the fleet to support our diverse product portfolio—We will continue to optimize our fleet to meet the increasing demand in aircraft transportation for the markets we serve. We are expanding our fleet to include seven McDonnell Douglas DC-10-30 wide-body aircraft and have signed letters of intent to lease two Boeing 747-400 freighter aircraft. Our fleet strategy is designed to enable us to maximize our share of the AMC market, expand into international codeshare routes with Southwest and capture more of the growing ACMI market. In addition, we will have the flexibility to shift aircraft among our business lines to effectively manage future changes in the markets we serve.

        Expand Southwest codeshare flying to international markets—We have an agreement to enhance our current codeshare with Southwest to include near international markets in 2009, which will enable us to grow our scheduled service business line by connecting Southwest's domestic network to international markets. Our fleet has the long-range, over-water capabilities that Southwest's fleet does not provide, allowing us to fly Southwest's customers to Hawaii and near international destinations. We expect these international destinations to provide attractive growth opportunities for us.

        Expand ACMI cargo business—We are focused on further diversifying our revenue base by continuing the expansion of our ACMI cargo business. We plan to increase our freighter fleet to include aircraft suited for Transpacific and intra-Asia routes, which are forecasted to be two of the fastest growing air cargo markets. We have signed letters of intent to lease two Boeing 747-400 freighter aircraft and plan to convert additional McDonnell Douglas MD-11 passenger aircraft currently being used for military charter flying into freighter aircraft.

        Maintain efficient cost structure and extract synergies—Our contract airlift business model has required us to develop and maintain a competitive cost structure. In addition to having a fuel-efficient business model, we have reduced our fixed costs by outsourcing our maintenance, ground handling and reservation systems. We will continue to seek other opportunities to streamline our operations. As we complete the integration of the World Air Holdings acquisition, we plan to further reduce our costs through rationalization of back office and other functions and by leveraging the commonality in our newly combined fleet.

Our business lines

Military/Commercial Charter

        We offer military and commercial charter services through ATA, North American and World and have been active in the business of transporting military service personnel and their families to and from overseas destinations since 1952. The U.S. Department of Defense relies almost exclusively on the commercial sector for its passenger transportation needs, and in 2006 we earned approximately 73% of the $1.2 billion in spending for international troop movement. We contract with the AMC, participating primarily in their International Program. The U.S. military, through the AMC, contracts with commercial airlines to provide nearly all of the airlift requirements for its personnel. The AMC assigns its peacetime airlift business by awarding entitlement points to air carriers in proportion to the number and type of aircraft they pledge to make available to CRAF. By participating in CRAF, airlines are able to fly AMC charter missions as well as contract with the General Services Administration, which purchases seats on their scheduled service flights. Most airlines choose not to fly AMC charters, and instead enter into teaming arrangements which allow them to monetize their unused entitlement points by receiving commissions from airlines such as ATA and World that fly on behalf of the teams. There are currently two large teams, FedEx and Alliance, that in government fiscal year 2008 account for approximately 42% and 49%, respectively, of the entitlement points. ATA is a member of the FedEx team while North American and World are members of the Alliance team. The teams allocate points from team members that do not fly AMC missions to other team members, such as ATA, North American and World, and collect a commission on the charter revenue derived from those points. Omni Air International, Inc. and ATA fly most of the passenger requirements of the FedEx team. For government fiscal year 2008, World and North American are entitled to fly 100% of the Alliance team's passenger requirements.

        Our contract with the AMC is designed to reimburse contracting airlines based on the average costs of all participating airlines, plus a fixed operating margin. Because our contracts provide for a pass-through of actual fuel costs to the military, this business is insulated from fuel price volatility.

        Participants in the AMC's International Program must (1) be U.S. registered airlines, (2) demonstrate twelve continuous months of comparable flying as will be utilized in AMC charters, (3) have the fleet capability to fly long-range, over-water and heavy payload flights, (4) have labor contracts that allow for flexibility to conduct extended international missions with relatively short notice as to specific routings and (5) be admitted as a member of a participating AMC team or be otherwise entitled to fly international missions under the AMC program. These requirements have historically precluded international carriers, as well as most low cost carriers and major domestic airlines from participating in these programs.

        We also sell charter services to other governmental and commercial customers using our military charter fleet, primarily during off-peak periods in our military service. Our recent charter air travel customers include tour operators, professional and collegiate sports teams and organizations and corporations. Typically, we enter into charter agreements that limit our exposure to variability in the price of fuel. The AMC also runs a much smaller domestic program, in which we also compete, that is open to bids, on an individual flight basis, from all U.S. airlines that participate in CRAF. These flights are awarded based on comprehensive bidding rather than entitlement, and there is no fuel cost pass-through on domestic military business.

ACMI

        We participate in the global air cargo market primarily through the operation of freighter aircraft under ACMI contracts and believe we are well-positioned to capitalize on the growing ACMI cargo market. ACMI, or wet lease, contracts offer our airline customers the flexibility to supplement capacity in existing markets, and/or to serve increased demand in seasonal markets, all without committing dedicated aircraft for extended periods. The customer leases aircraft from us at a revenue rate based on aircraft, crew, maintenance and insurance costs, and is responsible for paying for all other operating expenses, including fuel.

        We currently operate six McDonnell Douglas MD-11 wide-body freighters and two McDonnell Douglas DC-10-30 wide-body freighters to service this growing market and have signed letters of intent to lease two Boeing 747-400 freighter aircraft beginning in late 2008. Currently, we have ACMI cargo contracts with Air Canada, Lufthansa, DHL, Ethihad, EVA Airways and Cargo Italia.

        We also provide ACMI passenger services with aircraft that are well-suited to provide supplemental capacity to other airlines in times of increased demand and/or operational challenges. We have provided ACMI passenger services for carriers such as Air Jamaica, Aer Lingus, BWIA and JetBlue over the last twelve months. We also operate a specifically configured MD-11 aircraft on behalf of Sonair Services Aero, SARL, a subsidiary of the Angolan national oil company, transporting oil workers and executives within the U.S.-Africa Energy Association, a not-for-profit corporation, three times a week between Houston and Luanda, Angola.

Scheduled service

        We offer scheduled passenger service through ATA and North American. ATA designs its scheduled service operations around a codeshare agreement with Southwest Airlines, and is the first and only airline to codeshare with Southwest. We currently operate more than 48 daily scheduled service flights from various western U.S. airports to Hawaii and over certain routes on the U.S. mainland. Our scheduled service business is focused on flying between (1) airports where Southwest has a significant presence, such as Chicago Midway, Phoenix Sky Harbor and Las Vegas McCarran and (2) destinations not served by Southwest, such as Hawaii. As a result of our Southwest codeshare, we are able to connect our customers to more than 60 destinations while serving only 14 airports directly.

        We sell to Southwest's multi-million customer base and are able to utilize Southwest's strong reputation, brand name and distribution channels. This unique marketing arrangement provides us with incremental passenger revenue while providing a platform for sustained growth that carriers participating in connect-only codeshares do not share. A significant portion of our passengers purchase ATA tickets through Southwest distribution channels or come to ATA on connecting flights through Southwest focus cities. Most of our domestic flights are available for purchase on southwest.com, the world's most searched airline website according to Hitwise™. Our codeshare agreement with Southwest, which expires in 2013, provides ATA with codeshare exclusivity until February 28, 2009 to Hawaii from all cities served by Southwest in the Pacific and Mountain time zones as well as in Texas. Under the agreement, international codesharing is expected to begin in 2009, and for three years thereafter we will have codeshare exclusivity from the U.S. mainland to near international markets. For more information on our codeshare agreement with Southwest, see "—Codeshare agreement" below.

        Our North American subsidiary provides international non-stop scheduled flights between New York's John F. Kennedy International Airport and Georgetown, Guyana, with four round-trip flights per week and Lagos, Nigeria, with three round-trip flights per week. North American also provides weekly scheduled service from Accra, Ghana, nonstop to JFK with continuing service to Baltimore/Washington

International Thurgood Marshall Airport. Service schedules are adjusted to accommodate higher demand during the summer and peak Christmas periods.

        Codeshare agreement.    ATA's codesharing with Southwest began in February 2005 and was enhanced significantly by an amendment to the agreement that became effective March 1, 2006, increasing booking and frequent flyer opportunities for ATA's customers. ATA's codeshare has two components:

  •
  a "connect" codeshare service whereby both ATA and Southwest sell passenger itineraries consisting of both ATA and Southwest flight legs; and

  •
  a "local" codeshare service whereby Southwest acts as ATA's distribution channel selling ATA-only itineraries on Southwest's website and via Southwest reservations.

        While connect codeshares are typical to the industry, we believe that the local codeshare, in its depth and scope, is unique within the industry. We expect the codeshare agreement to be expanded in 2009 to include international routes. We believe the listing of ATA's schedules on Southwest's website affords ATA a significant marketing advantage, as market research firm Hitwise™ ranks southwest.com as the world's most searched airline website.

        Under the codeshare agreement, each carrier is entitled to independently establish pricing for the tickets it sells. The carrier that operates the codeshare flight ("Operating Carrier") is entitled to determine the number of seats to be made available to the other carrier, who markets and sells tickets on the flight ("Marketing Carrier"). The Marketing Carrier does not purchase or guarantee the sale of the seats that are allocated to it.

        In the event that Southwest begins to service an airport that ATA already services, the parties will continue to codeshare for 12 months.

        ATA and Southwest have each granted the other a non-exclusive, non transferable, revocable licence to use their respective trademarks in order to promote the codeshare. However, any use of such trademarks must be accompanied by a disclaimer, noting that the companies are operated separately.

        The fares collected by the Marketing Carrier in respect of a connect codeshare service are prorated between the parties, pursuant to an agreed upon formula, less a processing fee to cover administrative fees.

        ATA pays Southwest a fee per passenger for each one way ATA local segment booked via Southwest distribution channels. ATA also pays Southwest a percentage of the revenue received for ATA local flights booked through Southwest to cover administrative fees.

        Under the codeshare agreement, ATA and Southwest are subject to certain customer service covenants. These covenants require the parties to:

  •
  provide the same level of service to codeshare and non-codeshare passengers;

  •
  achieve the following customer service goals:

  (1)
  flight cancellations of less than 1%;

  (2)
  on time flights of more than 80% (excluding delays caused by extreme weather or air traffic control);

  (3)
  mishandled baggage of less than 4/1000 passengers;

  (4)
  customer complaints of less than 0.97/1000 passengers; and

  •
  respond to any customer complaints within 60 calendar days of receipt.

        Neither ATA nor Southwest are or have been in violation of any of these covenants.

        ATA's customers have the right to earn frequent flyer credits in Southwest's Rapid Rewards™ program or in the ATA Travel Awards™ program. See "—ATA Travel Awards™". ATA makes certain quantities of its seats available for Rapid Rewards™ redemptions on identified ATA flights, including flights on its popular Hawaiian routes.

        Hawaii.    ATA has served Hawaii from Western U.S. airports since 1994. ATA uses two-engine, fuel-efficient Boeing 737 and 757 aircraft that have been certified for ETOPS. In April 2006, ATA moved its San Francisco-based flights to Oakland, where Southwest offers a large flight schedule. In addition, ATA began flying between Oakland and Hilo in April 2006, providing the only non-stop service between the U.S. mainland and Hilo. In addition, ATA continues to provide flights to Hawaii from Los Angeles, Phoenix and Las Vegas, all cities where Southwest has a strong customer base. ATA offers non-stop service from the U.S. mainland to more Hawaiian destinations than any other airline.

        U.S. mainland.    ATA provides scheduled service to Dallas/Fort Worth, Cancun and Guadalajara, Mexico from Midway. Beginning in 2009, ATA expects its international flights to be sold by Southwest under the codeshare agreement.

        ATA Travel Awards™.    We believe that ATA's frequent flyer program, Travel Awards™, offers one of the lowest thresholds for earning travel rewards. Like Southwest's, ATA's program is based on trips flown rather than mileage. One of the significant benefits of ATA's program is that it has no redemption blackout dates. With three roundtrips booked through ata.com, ATA's customers earn a companion coach class ticket on any ATA-operated flight in the continental United States. As a result of the recent enhancements in ATA's codeshare agreement with Southwest, customers purchasing flights directly through ATA reservations and ata.com now have the option of earning either ATA Travel Awards™ points or Southwest Rapid Rewards™ credits. Customers also have the option of redeeming Travel Awards™ points for Rapid Rewards™ credits, thereby gaining access to over 50 additional domestic destinations served by Southwest.

Our Aircraft

        Our fleet of 55 aircraft consists of a combination of passenger and freighter planes that support our three businesses. We lease of all our aircraft, except as indicated below:

	Number of Each Aircraft Type
Aircraft Type	ATA		World		North American	Total	Average Age (in years)
Boeing 737-300	2		—		—	2	17
Boeing 737-800	12		—		—	12	6
Boeing 757-200	6		—		5	11	9
Boeing 757-300	4		—		—	4	5
Boeing 767-300	—		—		5	5	11
Lockheed L-1011-500	3	*	—		—	3	25
McDonnell Douglas MD-11	—		8		—	8	14
McDonnell Douglas DC-10-30	1		1	*	—	2	29
McDonnell Douglas DC-10-30 freighter	—		2		—	2	32
McDonnell Douglas MD-11 freighter	—		6		—	6	13

	28		17		10	55

*
Owned aircraft.

        In 2005, ATA certified its B737-800 aircraft for Extended-range Twin-engine Operational Performance Standards, or ETOPS, allowing them to operate on over-water routes from the western United States to Hawaii. ATA's Boeing 757 aircraft also are certified for ETOPS and are well suited for medium-haul scheduled service operations, deployed in both our military charter service and our scheduled service, including on western United States to Hawaii routes. ATA uses its Lockheed L-1011 aircraft exclusively in its military charter service as their long-range capabilities and seating configuration are well suited to the AMC's passenger transportation needs. ATA is in the process of retiring its B737-300 fleet.

        World's operating fleet consists of 17 aircraft, of which nine are passenger aircraft and eight are freighter aircraft. North American's operating fleet consists of ten aircraft, all of which are operated in passenger configurations. A core concept of World Air Holdings' business model is having a flexible aircraft fleet, which has allowed it to cross utilize the same passenger aircraft in its AMC, charter or scheduled service businesses. This flexibility has allowed World Air Holdings to maximize aircraft utilization.

        In addition, ATA has entered into lease agreements for seven McDonnell Douglas DC-10-30 wide-body aircraft, entered into revenue service on a phased-in basis beginning in the second quarter of 2007. We expect all of these DC-10-30 aircraft to be operational by the first quarter of 2008. World has signed letters of intent to lease two Boeing 747-400 freighter aircraft beginning in late 2008.

Competition

        Scheduled service.    The airline industry is highly competitive. Airline profit levels are sensitive to adverse changes in fuel costs, average fare levels and passenger demand. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, industry capacity and pricing actions taken by other airlines. The principal competitive factors in the airline industry are flight schedules, fare pricing, appeal to frequent flyers and reputation for customer service. Many of our competitors are larger than we are and have significantly greater financial resources and serve more routes than Global does. Some of these competitors have chosen, and may in the future choose, to add service, reduce their fares or both, on current or future routes.

        We believe a key to our future success is our strategy, which leverages ATA's codeshare with Southwest, to operate our scheduled service between airports where Southwest has a significant presence and airports that are not served by Southwest or other low cost carriers. However, we face direct or indirect competition on all of its routes.

        Military Charter Service.    The passenger charter business is highly fragmented, and Global faces competition both from charter airlines as well as scheduled service airlines seeking to utilize marginal capacity. Much of the U.S. leisure charter business has been replaced by scheduled service offered by low cost carriers. We believe that the most important criteria for competition in the charter business includes the range, as well as passenger capabilities, of the aircraft, in addition to the price, flexibility, quality and reliability of the air transportation service provided. In the AMC International Program, airlines that desire to fly for the U.S. military use teaming arrangements to increase their entitlement. The two principal teams are FedEx and Alliance. For government fiscal year 2008, the FedEx team has 42% of the AMC International Program's entitlement points. The Alliance team has 49% of the AMC International Program's entitlement points and World and North American are entitled to fly 100% of the Alliance team's passenger requirements.

        ACMI.    The market for ACMI services is highly competitive. We believe that the most important basis for competition in the ACMI business are the age of the aircraft fleet, the payload and cubic capacities of the aircraft and the price, flexibility, quality and reliability of the air transportation services provided. We believe that our ability to grow the ACMI business depends upon economic conditions, the level of commercial activity and our continuing ability to convince major international airlines that outsourcing their air cargo needs is more effective and efficient than undertaking cargo operations with their own incremental capacity and with other resources.

Employees

        As of the date of this prospectus, we employed 4,587 personnel, of whom 3,083 were represented under collective bargaining agreements. The following summarizes the status of our collective bargaining agreements at our three airlines and the number of included employees as of June 30, 2007:

Employee Group	Number of Employees	Union	Contract Status
ATA
Cockpit Crew	604	Airline Pilots Association (ALPA)	Amendable on October 1, 2008
Flight Attendants	857	Association of Flight Attendants (AFA)	Amendable on October 31, 2008
Mechanics	100	Aircraft Mechanics Fraternal Association (AMFA)	Amendable on June 1, 2009
Ramp	0	International Association of Machinists (IAM)	Amendable on September 20, 2008
Storekeepers/Toolroom	23	IAM	Amendable on February 7, 2010
Dispatchers	13	Transport Workers Union (TWU)	Amendable on May 1, 2010
World
Cockpit Crew	413	International Brotherhood of Teamsters (IBT)	Amendable in March 1, 2009
Flight Attendants	577	IBT	Tentative agreement reached
Dispatchers	12	TWU	Amendable in December 2008
North American
Cockpit Crew	162	IBT	Under negotiation
Flight Attendants	322	IBT (status of representation pending)	Under negotiation

        Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain "amendable dates" rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage bargaining process overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to "self-help" by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board, airlines and unions are free to engage in self-help measures such as strikes and lock-outs. Four of our labor agreements become amendable during 2008.

        While we believe that relations with our employees are satisfactory, any prolonged dispute with employees or work stoppages, whether or not the affected employees are represented by a union, could have a material adverse impact on our financial condition, results of operations and cash flows.

Fuel

        Prices and availability of aviation fuel are subject to political, economic and market factors that are generally outside of our control. Prices may be affected by many factors including: the impact of political instability and crude oil production, unexpected changes in the availability of petroleum products due to disruptions at distribution systems or refineries, unpredicted increases in demand due to weather or the pace of economic growth, inventory levels of crude oil and other petroleum products, and the relative fluctuation between the U.S. dollar and other major currencies.

        On a pro forma basis, fuel costs constituted our largest operating expenses, comprising 27% of our pro forma total operating expenses for 2006. Military contracts and certain full service charter contracts contain terms that have limited World Air Holdings' exposure to increases in fuel prices. However, the terms of such contracts are renewed annually and take into consideration estimated market prices for fuel for the period under contract and are reconciled based on actual fuel prices. ATA purchases a portion of its fuel needs on a spot basis, taking delivery in the Gulf Coast and shipping it through pipelines to certain scheduled service locations. ATA generally makes these purchases six to twelve weeks in advance of consuming the fuel. To date, Global has not chosen to enter into futures or fuel swap contracts.

Flight Operations and Aircraft Maintenance

        Each of our airline subsidiaries maintain a 24 hour operations center to enable the worldwide dispatch of our aircraft. We are able to dispatch maintenance and operational personnel and equipment as necessary to support flight operations around the world. Each of our airline subsidiaries use both internal staff and contract personnel to maintain our aircraft under programs approved by the FAA.

Insurance

        Global and World Air Holdings carry types and amounts of insurance we believe to be customary in the airline industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers' compensation.

        Following the terrorist attacks of September 11, 2001, commercial aviation insurers significantly increased the premiums and reduced the amount of war-risk coverage available to commercial carriers. The U.S. government has provided supplemental war-risk coverage to U.S. air carriers, including Global and World Air Holdings, as a result of the reduction in coverage offered by the commercial market. This insurance program has been extended to December 31, 2007. We are unable to predict whether the government will extend this insurance coverage past December 31, 2007, whether alternative commercial insurance with comparable coverage will become available at reasonable premiums, and what impact this will have on our ongoing operations or future financial performance.

Regulation

        General.    We are subject to regulation by the Department of Transportation, or DOT, the Federal Aviation Administration, or FAA, the Transportation Security Administration, or TSA, and numerous other governmental agencies.

        The DOT principally regulates economic matters affecting air service, including air carrier citizenship, certification and fitness, insurance, leasing arrangements, allocation of route rights, authorization of proposed scheduled and charter operations, allocation of certain airport slots not controlled by the FAA, consumer protection and competitive practices. The DOT has the authority to investigate and institute proceedings to enforce its economic regulations and may assess civil penalties, order carriers to cease and desist from violations, revoke operating authority and seek criminal sanctions. Our current certificates of public convenience and necessity, issued by DOT to ATA in 1981 (and reissued in 2003), North American in 1990 and World in 1948, authorize us to engage in air transportation within the United States, its territories and possessions and to perform charter trips in both domestic and international regions. The DOT may revoke such certificate, in whole or in part, for intentional failure to comply with certain provisions of the U.S. Transportation Code, or any order or regulation issued thereunder, or any term of such certificate after notice to the certificate holder and an opportunity to appeal.

        The FAA primarily regulates flight operations, particularly matters affecting air safety, including airworthiness requirements for each type of aircraft, the licensing of pilots, mechanics and dispatchers and the certification of flight attendants. The FAA requires each carrier to obtain an operating certificate authorizing the carrier to fly to specific airports using specified equipment. We have, and maintain, FAA certificates of airworthiness for all of their respective aircraft, and have the necessary FAA authority to fly to all of the cities that they currently serve.

        Like all U.S. certificated carriers, we cannot fly to new destinations without the prior authorization of the FAA. If we fail to comply with FAA regulations, the FAA has the authority to modify, suspend temporarily or revoke permanently our authority, or that of our licensed personnel, to provide air transportation, after providing notice and opportunity for a hearing. The FAA can assess civil penalties for such failures or institute proceedings for the imposition and collection of monetary fines for the violation of certain FAA regulations. The FAA can revoke our authority to provide air transportation on an emergency basis, without providing notice and a hearing, where significant safety issues are involved. The FAA monitors our compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs frequent spot inspections of our aircraft, employees and records.

        The FAA also has the authority to issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, increased security precautions, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

        The civil aviation security functions of the FAA were transferred to the TSA under the Aviation Security Act. The TSA operates under the Department of Homeland Security and is responsible for all civil aviation security, including passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence, and security research and development. The TSA also has law enforcement powers and the authority to issue regulations. In cases of national emergency it may issue regulations without a notice or comment period.

        Based upon bilateral aviation agreements between the United States and other nations, or, in the absence of such agreements, comity and reciprocity principles, we, as charter carriers, are generally not restricted as to the frequency of our flights to and from most foreign destinations. However, these arrangements generally restrict us to the carriage of passengers and cargo on flights which either originate in the United States and terminate in a single foreign nation, or which originate in a single foreign nation and terminate in the United States. The civil aeronautics authorities in the relevant countries must generally specifically approve proposals for any charter service unless specifically authorized by bilateral agreements. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed. Charter worthiness rules specifying the terms and conditions under which charter traffic may be carried are generally established either by the terms of the applicable bilateral agreement or by the country of origin of the charter traffic.

        We believe that Global and World Air Holdings are currently operating in material compliance with DOT, FAA and TSA regulations and hold all necessary operating and airworthiness authorizations and certificates. A modification, suspension or revocation of any of our DOT or FAA authorizations or certificates could have a material adverse effect on our respective business or on the business of the combined company.

        Airport Access.    JFK Airport, LaGuardia Airport and Ronald Reagan National Airport are subject to the high-density traffic rule established by the FAA in 1968. This rule limits the number of scheduled flights at each of the subject airports during specified periods of time. At JFK, LaGuardia and Reagan National there is a limit on the number of scheduled flights from 6:00 a.m. to midnight, and carriers must obtain slots from the FAA or, in certain cases, exemptions from the DOT in order to operate at these airports during the restricted period.

        The FAA is currently working on a revision to the high-density rule and is working with all interested parties. The FAA's current rulemaking proposals do not indicate any negative impact on us, but there can be no assurance that these rules will not be changed, including in a manner that adversely affects us.

        In addition to various federal regulations, local governments and authorities in certain regions have adopted regulations governing various aspects of aircraft operations, including noise abatement procedures, curfews and restrictions on the use of airport facilities.

        CRAF.    Our airline subsidiaries are participants in the CRAF program, which permits the U.S. Department of Defense to utilize our aircraft during national emergencies when the need for military airlift exceeds the capability of military aircraft. Only twice, during the Persian Gulf War and again during the war in Iraq, have commercial air carriers been mobilized by the military to use their aircraft. By participating in this program, we are eligible to bid on and be awarded certain airlift contracts with the military.

        Foreign Ownership.    Under federal law and DOT regulations, we must be a citizen of the United States. In this regard, we must be incorporated under the laws of the United States or one of the states, our president and at least two-thirds of our board of directors and key management officials must be U.S. citizens and not more than 25% of our voting interest may be owned or controlled by non-U.S. citizens. In addition, under existing precedent and policy, actual control of us must reside with U.S. citizens. As a matter of regulatory policy, the DOT has stated that it will not permit aggregate equity ownership of a domestic air carrier by non-U.S. citizens in an amount in excess of 25% in the case of ownership by citizens of countries not having liberal "open skies" bilateral agreements. Citizens of countries having open skies bilateral agreements may own additional equity taking the total foreign equity to 49%. We currently are in compliance with these ownership provisions.

        Other Regulations.    Various aspects of airline operations are subject to regulation or oversight by federal agencies other than the DOT, FAA and TSA. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services provided by ATA. Employee relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and employee unions arising under collective bargaining agreements. We also are subject to the jurisdiction of the Federal Communications Commission regarding the utilization of radio equipment. In addition, the Immigration and Naturalization Service, the U.S. Customs Service, and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of our aircraft, passengers and cargo to ensure compliance with U.S. immigration, customs and import laws. Moreover, while our aircraft are in foreign countries, we must comply with the requirements of similar authorities in those countries. The U.S. Commerce Department also regulates the export and re-export of our U.S.-manufactured aircraft and certain equipment.

        We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

        Future Regulation.    Congress, the DOT, the FAA, the TSA and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership and profitability. In the past, during a period of fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We cannot predict what other matters might be considered in the future by the FAA, the DOT or Congress, nor can we judge what impact, if any, the implementation of any future proposals or changes might have on our business.

Environmental Matters

        Our operations are subject to comprehensive federal, state, and local laws and regulations relating to pollution and the protection of the environment, including those governing aircraft noise, the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our respective operations require environmental permits and controls, and these permits are subject to modification, renewal and revocation by issuing authorities.

        The Airport Noise and Capacity Act of 1990 recognizes the right of airport operators with special noise problems to implement local noise abatement procedures as long as those procedures do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system. Certain airports, including Reagan National Airport, have established restrictions to limit noise, which can include limits on the number of hourly or daily flights and the time of such flights. These limitations serve to protect the noise-sensitive communities surrounding the airport. As a result, ATA has been and may continue to be required to reduce our hours of operation at particular airports, to install noise abatement equipment on our aircraft or to change operational procedures during takeoff and landing. At the present time, we believe that our airline equipment and scheduled flights are in material compliance with these and other local noise abatement requirements to which we are subject. For example, ATA's scheduled flights at Ronald Reagan National Airport are in compliance with the noise curfew limit, but when ATA has experienced irregular operations, on occasion it has violated this curfew. We do not believe any such restrictions or violations will have a material adverse effect on the combined company's financial condition, results of operations or cash flows.

        At our aircraft maintenance facilities and the airports we serve, materials are used such as aircraft deicing fluids, fuel, oils and other materials that are regulated as hazardous under federal, state or local laws. We are required to maintain programs to protect the safety of the employees who use these materials and to manage and dispose of any wastes generated by the use of these materials in compliance with applicable laws. The Environmental Protection Agency regulates operations, including air carrier operations that affect the quality of air in the United States, such as the discharge of aircraft emissions exhaust into the environment. We believe we have made all necessary modifications to their respective operating fleets to meet fuel-venting requirements and smoke-emissions standards.

        Although we believe we are in compliance in all material respects with applicable environmental laws, we could incur substantial costs, including cleanup costs, fines, civil or criminal penalties, or third-party property damage or personal injury claims as a result of violations of, or liabilities under, environmental laws or noncompliance with the environmental permits required for our operations. In addition, the adoption of new or more stringent requirements could increase the cost of our operations, require significant capital expenditures or result in material restrictions on our operations.

Facilities

        Global's corporate offices are located in Peachtree City, Georgia. The lease expires on April 30, 2019.

        World Air Holdings leases office space in Peachtree City, Georgia for its corporate headquarters and substantially all of the administrative employees of World Air Holdings and World. Additionally, North American leases office space in Jamaica, New York for its administrative employees.

        ATA leases office space in Indianapolis, Indiana. This lease expires in 2010.

MANAGEMENT

Directors and executive officers

        Set forth below is information with respect to our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Subodh Karnik	46	Director, President and Chief Executive Officer
Doug Yakola	42	Chief Integration Officer
Gary Ellmer	53	Senior Vice President and Chief Operating Officer, ATA
Josef Loew	51	Chief Strategy Officer
Robert R. Binns	43	Chief Marketing Officer
Charles P. McDonald	43	Senior Vice President and Chief Operating Officer, World
Jeffrey W. Wehrenberg	47	Senior Vice President and Chief Operating Officer, North American
Mark M. McMillin	53	Senior Vice President, General Counsel and Company Secretary
Richard W. Meyer, Jr.	59	Senior Vice President, Human Resources Policy
John Denison	62	Chairman of the Board of Directors
Gen. Duane H. Cassidy	73	Director
Marc Chodock	29	Director
Bernard L. Han	43	Director
David Matlin	45	Director
Peter Schoels	34	Director
Lawrence M. Teitelbaum	52	Director
Harvey L. Tepner	50	Director
Randy J. Martinez	52	Director

        Subodh Karnik has served as Global's President and Chief Executive Officer since January 1, 2007 and was appointed to Global's board of directors in May 2007. Mr. Karnik joined Global in May 2005 as Senior Vice President and Chief Commercial Officer. In January, 2006, he was promoted to Executive Vice President and Chief Operating Officer. Prior to joining Global, Mr. Karnik was Senior Vice President of Marketing Planning at Delta Air Lines from 2001 to 2004. Before joining Delta in 1999, he worked as Staff Vice President of International Finance at Continental Airlines and Chief Financial Officer of a subsidiary, Continental Micronesia, from 1996 to 1999. He moved to Continental from Northwest Airlines, where he maintained responsibilities in alliances, international sales, revenue management and strategic planning commencing in 1991. Prior to entering the airline industry, Mr. Karnik held internal and external consultant roles with Ernst & Young and Unilever India. A native of Mumbai, India, Mr. Karnik holds a BS in Mechanical Engineering from the Birla Institute of Technology and Science and an MBA from the University of Michigan Ross School of Business.

        Doug Yakola has served as Global's Senior Vice President and Chief Financial Officer since January 2006. Mr. Yakola joined Global in 2003 as Vice President, Station Operations and Cargo. In 2005, he was promoted to Senior Vice President, Customers and Ground operations. In addition to his finance and accounting responsibilities, Mr. Yakola is responsible for Strategic Sourcing, Information Technology, and Real Estate. Prior to joining Global in 2003, Mr. Yakola spent 18 years at Northwest Airlines in various capacities. Mr. Yakola holds a BS in Business Administration from the University of Central Florida and an MBA from the Kellogg School of Management—Northwestern University.

        Gary Ellmer joined Global in September 2006 and since September 2007 has served as Senior Vice President and Chief Operating Officer of ATA. He has direct responsibility for flight and technical operations as well as Global's Charter business. Mr. Ellmer served as Senior Vice President, Operations and General Manager, Charter at ATA from September 2006 to September 2007. Mr. Ellmer has 25 years of extensive and diverse airline management experience and joined Global from American Eagle, where he was Vice President of Business Development from May 2006 to August 2006. Mr. Ellmer has previously served in various leadership positions, including President and Chief Operating Officer of Executive Airlines, a division of American Eagle Airlines, from August 2002 to May 2006, President and Chief Operating Officer of Business Express Airlines from April 1994 to June 2000, and Vice President, Maintenance and Engineering at WestAir Commuter Airlines/Mesa Airlines from 1988 to 1994. Prior to entering the commercial airline industry, in 1980, Mr. Ellmer spent eight years in the U. S. Marine Corps as a mechanic and crewmember aboard UH-1 helicopters and as a flight engineer and instructor on KC-130 Tanker Aircraft. Mr. Elmer holds a BS in Aeronautics from Long Beach City College.

        Josef Loew joined Global in March 2006 as Senior Vice President, Scheduled Service. In this role, Mr. Loew has direct responsibility for Global's Marketing and Market Planning functions as well as Inflight, Station Operations and Cargo. Mr. Loew previously served as Vice President for Revenue Management at America West Airlines and held various other roles at Northwest Airlines and Canadian Airlines. Immediately prior to joining Global, Mr. Loew served as Head of Product at SITA INC Canada Inc., driving the development and marketing of its Airline Pricing and Fares Management business unit. He holds a BS in Applied Physics from Fachhochschule Munich and an MBA in Finance from the University of Calgary.

        Robert R. Binns was appointed Chief Marketing Officer of Global in September 2007. He had previously served as Chief Marketing Officer of World from August 2005 to September 2007. He joined World in April 2004 as Senior Vice President of Marketing and Planning. Prior to joining World, Mr. Binns was President and Chief Executive Officer of TransMeridian Airlines from April 2002 to April 2004 and previously had been its Chief Financial Officer from December 2001 to April 2002. Mr. Binns was Vice President and Controller for the technical division of Pegasus Aviation from April 2000 through December 2001, and also spent several years with TWA in a variety of positions, including General Auditor.

        Charles P. McDonald was appointed Senior Vice President and Chief Operating Officer of World in September 2007. He had previously served as Chief Operating Officer of World from April 2005 to September 2007. His responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, and Human Resources. He first joined World in May 2004 as Senior Vice President of Operations. Mr. McDonald has over 18 years of aviation experience, most recently as Chief Operating Officer of TransMeridian Airlines from 1999 through 2004. Prior to this position, Mr. McDonald held senior-level positions with British Aerospace Regional Aircraft from 1995 to 1999 and the AMR Corporation, including Director of Aircraft Maintenance for Flagship Airlines from 1988 through 1995.

        Jeffrey W. Wehrenberg was appointed Senior Vice President and Chief Operating Officer of North American. He had previously served as Chief Operating Officer of North American from February 2006 to September 2007. Prior to joining North American, Mr. Wehrenberg served as President of New Heights Aviation Services, LLC from August 2005 until February 2006. Mr. Wehrenberg served as Vice President—Ground Operations and Director—System Operations Control at Mesaba Aviation (Northwest Airlink) from September 2000 through June 2005.

        Mark M. McMillin was appointed Global's Senior Vice President, General Counsel and Secretary on September 27, 2007. He had previously served as the General Counsel and Corporate Secretary of World Air Holdings from May 2005 to September 27, 2007. Mr. McMillin was the Assistant General Counsel for World Air Holdings from December 2003 to May 2005. Mr. McMillin has nearly 19 years of general corporate, transactional and litigation experience including serving as general counsel for companies in the telecommunications and pharmaceutical industries. He is a member of the New York, Connecticut, Virginia, and Washington D.C. bar associations. Prior to entering the legal profession, Mr. McMillin joined GTE through its management training program in 1980 and before that served as a platoon leader with the 11th Armored Cavalry "Black Horse" Regiment in Germany during the late 1970's and was honorably discharged from the service at the rank of captain.

        Richard W. Meyer, Jr. was appointed Global's Senior Vice President, Human Resources Policy on September 27, 2007. He joined Global in 1989 as Vice President of Human Resources with responsibility for both Human Resources and Labor Relations. In 2005 he was promoted to Senior Vice President of Employee Relations and served in that capacity until he was appointed to his current position earlier this year. Mr. Meyer spent 13 years at Cummins Engine Company in a variety of human resources management positions, followed by three years in various consulting roles prior to joining Global. Mr. Meyer holds a BS degree in Journalism from Ball State University.

        John Denison has served as Chairman of Global's board of directors since January 2006. Mr. Denison joined Global as Co-Chief Restructuring Officer in January 2005. He served as President and Chief Executive Officer of ATA, Inc. from February 2005 until December 2006. Mr. Denison joined Global following a three-year period of retirement from Southwest Airlines. While at Southwest, Mr. Denison's responsibilities included serving as Executive Vice President of Corporate Services and Chief Financial Officer. Prior to joining Southwest, Mr. Denison served for six years in various corporate finance roles at LTV Corporation in Dallas, Texas. Among other responsibilities, he assisted in the financial restructuring of the conglomerate that held interests in aerospace defense, steel and energy. Prior to LTV, Mr. Denison spent more than a decade at the Chrysler Corporation where he was part of a team responsible for obtaining the government assistance that was necessary for the automaker's restructuring efforts. Mr. Denison holds a BA in Economics from Oakland University in Rochester, Michigan and an MBA in Finance from Wayne State University.

        General Duane H. Cassidy (USAF Ret.) has served as director on Global's board of directors since April 2006. General Cassidy attained the rank of four stars in 1985 and served as Commander in Chief of the Military Airlift Command and the U.S. Transportation Command before retiring in 1989. Upon retirement, General Cassidy joined CSX Corporation and served in senior management positions as President of CSX/Sealand logistics, Senior Vice President for Sales and Marketing of CSX Transportation and as the Corporate Senior Vice President and Chairman of the Commercial Board before retiring in 2000. Since retirement from CSX, he has served on several boards and consulted principally in the field of transportation. General Cassidy holds a BS in Geography from University of Nebraska and a MS from Troy State University. General Cassidy has attended management schools at The Kellogg School at Northwestern University and at the Kennedy School of Government at Harvard University. General Cassidy currently serves on the board, as immediate past Chairman, of the Airlift/Tanker Association and on the board of the Special Operations Warrior Foundation. He served as a Commissioner on a Base Realignment and Closure Commission and recently co-chaired a similar commission for the Governor of the State of Florida.

        Marc Chodock has served as a director on Global's board of directors since March 2006. Mr. Chodock currently is an associate at MatlinPatterson, where he started as an analyst in February 2003. Prior to joining MatlinPatterson Global Advisers LLC, Mr. Chodock served as a management consultant at McKinsey & Company. Mr. Chodock holds a Bachelor of Science in Economics from the University of Pennsylvania's Wharton School of Business and a Bachelor of Applied Science in Biomedical Science from the University of Pennsylvania's School of Engineering and Applied Science.

        Bernard L. Han has served as a director on Global's board of directors since March 2006. Mr. Han is currently Executive Vice President and Chief Financial Officer of Echostar Communications Corporation and has served in that role since joining Echostar in September 2006. Prior to Echostar, Mr. Han held positions as Chief Financial Officer at Northwest Airlines, Chief Financial Officer at America West Airlines and Chief Marketing Officer at America West. Mr. Han began his career in the airline industry at American Airlines. He holds a BS and MS in Electrical Engineering, and an MBA, all from Cornell University.

        David Matlin has served as a director on Global's board of directors since November 2006. Mr. Matlin serves as the Chief Executive Officer of MatlinPatterson Global Advisers LLC, an $8.9 billion private equity firm that he co-founded in 2002 in a spin-off from Credit Suisse First Boston. Prior to the formation of MatlinPatterson in 2002, Mr. Matlin was a Managing Director at Credit Suisse First Boston and the head of its Distressed Securities Group since its formation in 1994. Prior to joining Credit Suisse First Boston, Mr. Matlin was co-founder and Managing Director of Distressed Securities of Merrion Group, L.P., a successor to Scully Brothers & Foss L.P., from 1988 to 1994. Mr. Matlin holds a BS in Economics from the University of Pennsylvania's Wharton School of Business and a JD from UCLA School of Law.

        Peter Schoels has served as a director on Global's board of directors since March 2006. Mr. Schoels joined MatlinPatterson in 2002 as a partner. Prior to joining MatlinPatterson Global Advisers LLC, Mr. Schoels served as a member of Credit Suisse First Boston's Distressed Securities Group, making investments in North America, Latin America, Europe and the CIS. Prior to joining Credit Suisse First Boston, Mr. Schoels served as Director of Finance and Strategy for Tradeledger and Knowledge Platform, both subsidiaries of Itim Group Plc. Prior to these roles, he was Manager, Mergers and Acquisitions for Ispat International NV, specializing in buying distressed steel assets in emerging markets. Mr. Schoels is a Belgian citizen and holds a BA in International Business from Eckerd College in St. Petersburg, Florida and an MBA from U.B.I. (University of Wales and Mercer University) in Brussels, Belgium.

        Lawrence M. Teitelbaum has served as a director on Global's board of directors since March 2006. Mr. Teitelbaum joined MatlinPatterson Global Advisers LLC as Partner and Chief Financial Officer in October 2002. He was previously Chief Financial Officer of Fenway Partners from 1996 to 2002. Prior to Fenway Partners, Mr. Teitelbaum was Treasurer and Vice President for Financial Planning for Petrie Retail Inc. following an extensive career at Ernst & Young LLP. While at Ernst & Young, he provided due diligence and investment advisory services to private equity clients on more than 30 leveraged buyout transactions. Mr. Teitelbaum began his career as Chief Accountant for Real Estate at Madison Square Garden. Mr. Teitelbaum holds a BS in Accounting from the State University of New York at Buffalo and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

        Harvey L. Tepner has served as a director on Global's board of directors since March 2006. Since December 2002, Mr. Tepner has been a partner of Compass Advisers, LLP, in charge of its investment banking restructuring practice. Prior to joining Compass, Mr. Tepner was a Managing Director of Loeb Partners Corporation from 1995 to 2002. Prior to Loeb, Mr. Tepner worked as an officer in the corporate finance departments of Dillon, Read & Co. Inc. and Rothschild Inc. and began his career as a Chartered Accountant with Price Waterhouse in Canada. Mr. Tepner holds a BA in Economics from Carleton University, an MBA from Cornell University and is a Chartered Accountant (Canada). Mr. Tepner is a director of Core-Mark Holding Company, Inc. and is on the board of the Post Confirmation Trust of the Fleming Companies.

        Randy J. Martinez has served as a director on Global's board of directors since September 2007. Mr. Martinez served as Chief Executive Officer of World Air Holdings from April 2005 until August 2007, as President and Chief Executive Officer of World Air Holdings and World from April 2004 to April 2005 and as President and Chief Operating Officer of World Air Holdings from November 2003 to April 2004. Mr. Martinez also served as Executive Vice President, Marketing & Administration of World from June 2002 until November 2003. He joined World Air Holdings in October 1998 as the Director of Crew Resources and was appointed to be the Special Assistant to the Chairman in May 1999. Mr. Martinez came to World Air Holdings after a distinguished 21-year career with the United States Air Force (Colonel, retired, and Command Pilot). Prior to his leaving the United States Air Force, he was the Principal Advisor to the Chief of Staff of the North Atlantic Treaty Organization's senior-most strategic planning staff. Mr. Martinez also served as the Senior Aide-de-Camp to the Chairman of the Joint Chiefs of Staff at the Pentagon, Commander of the 457th Airlift Squadron at Andrews Air Force Base in Maryland and Chief of the Wing Standardization & Evaluation Division at Rhein Main Air Base, Germany. He is a combat experienced pilot and highly decorated officer.

Board of directors

        Global's board of directors comprises 10 directors, four of whom (Messrs. Chodock, Matlin, Schoels and Teitelbaum) are associated with Global's majority stockholder, MatlinPatterson ATA Holdings LLC. Although Global's common stock is not, and Global has not applied for it to be, listed on the NASDAQ Global Market, Global has chosen to apply the director independence requirements of the NASDAQ Global Market to its board of directors and its committees. Of these ten directors, Messrs. Cassidy, Han and Tepner satisfy the independence requirements of the federal securities laws and the rules of the NASDAQ Global Market. Because MatlinPatterson holds more than 50% of the voting power of Global's voting stock, Global is a "controlled company" under the rules of the both the New York Stock Exchange and the NASDAQ Global Market and is therefore exempt from the requirement that a majority of its board of directors be comprised of independent directors.

Committees of the board of directors

        Pursuant to Global's amended and restated by-laws, Global's board of directors is permitted to establish committees of one or more directors from time to time as it deems appropriate. Currently, Global's board of directors has an audit committee and a compensation committee. The membership and function of each committee are described below.

Audit Committee

        The principal duties of the audit committee are as follows:

  •
  to retain, compensate, oversee, evaluate and terminate any registered public accounting firm in connection with the preparation or issuance of an audit report, and to approve all audit fees and terms and any permissible non-audit services provided by the independent auditors;

  •
  to review the auditor's annual audit plan, including the scope of the audit, and to recommend changes, discuss difficulties during the audit's course, and to review any alternative treatments of financial information;

  •
  to review and discuss annual audited and quarterly unaudited financial statements with management and the independent auditors;

  •
  to periodically meet separately with management, internal auditors and the independent auditors;

  •
  to establish procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters;

  •
  to consider our major financial risk exposures and steps taken to monitor and control them;

  •
  to review, at least annually, our accounting principles and financial statement presentations, any analyses prepared by management or the auditor regarding significant financial reporting issues, the effect of regulatory and accounting initiatives and off-balance sheet structures on our financial statements, and other related matters;

  •
  to periodically review any changes, fraud, or deficiencies with respect to our internal controls;

  •
  to retain independent counsel and other outside advisors, including experts in the area of accounting, as it determines necessary to carry out its duties; and

  •
  to report regularly to the full board of directors with respect to any issues raised by the foregoing.

        Messrs. Tepner (Chair), Cassidy, Chodock and Han currently serve on the audit committee. Each member of the audit committee, other than Mr. Chodock, is "independent", as defined under and required by the federal securities laws and the rules of the NASDAQ Global Market, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended, for purposes of the audit committee.

Compensation Committee

        The principal duties of the compensation committee are as follows:

  •
  to review key employee compensation policies, plans and programs;

  •
  to review and approve the compensation of our chief executive officer and the other executive officers of Global and its subsidiaries;

  •
  to review and approve any employment contracts or similar arrangement between Global and any executive officer of Global;

  •
  to review and consult with Global's chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

  •
  to administer Global's stock plans, incentive compensation plans and any such plans that the board of directors may from time to time adopt and to exercise all the powers, duties and responsibilities of the board of directors with respect to such plans.

        Messrs. Chodock (Chair), Cassidy, Han and Schoels currently serve on the compensation committee. Messrs. Cassidy and Han satisfy the director independence requirements of the rules of the NASDAQ Global Market for service on the compensation committee. Because MatlinPatterson holds more than 50% of the voting power of Global's voting stock, Global is a "controlled company" under the rules of the NASDAQ Global Market and are therefore exempt from the requirement that our compensation committee be comprised solely of independent directors.

Nominating and Corporate Governance Committee

        Global's board of directors currently does not have a nominating and corporate governance committee. Messrs. Cassidy, Han and Tepner satisfy the independence requirements of the rules of the NASDAQ Global Market for service on a nominating and corporate governance committee. Because MatlinPatterson holds more than 50% of the voting power Global's voting stock, Global is a "controlled company" under the rules of the New York Stock Exchange and the NASDAQ Global Market and is therefore exempt from the requirement to maintain a nominating and corporate governance committee and that our nominating and corporate governance committee, if we form one, be comprised solely of independent directors. We believe that we maintain appropriate nominating and corporate governance standards consistent with those of public companies.

Compensation Discussion and Analysis

Overview of Executive Compensation Philosophy and Objectives

        In connection with the compensation committee's responsibility of determining and approving the compensation for our management employees, including our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers (our named executive officers), its primary objectives are to:

  •
  attract and retain high quality management employees by providing total compensation opportunities with a combination of compensation elements that are competitive and comparable to those offered by peer companies in the aviation industry; and

  •
  align shareholder interests and management rewards by providing meaningful incentive opportunities to be earned by management if they meet pay-for-performance standards designed to increase long-term shareholder value.

        Therefore, the compensation packages we provide to management, including the named executive officers, include both cash and stock-based compensation that reward performance as measured against established goals.

        In determining compensation for a specific named executive officer, the compensation committee considers many factors, including the nature of the individual's job, the individual's job performance compared to individual goals and objectives established at the beginning of the year, the individual's historical performance at the company and experience level in the individual's current position, the compensation levels of competitive jobs and our financial performance. In considering compensation levels of competitive jobs, the compensation committee benchmarks key elements of total compensation (such as base salary, annual cash bonuses and cash incentive bonuses, and long-term equity incentive awards) against similar elements of compensation provided by the Company's peer group of regional and low-cost airline companies within the airline industry. For purposes of establishing base salaries, the peer group of companies included AirTran Airways, Alaska Airlines, Express Jet, Frontier Airlines, Hawaiian Airlines, Jet Blue Airlines, Pinnacle Airlines, Republic Airlines and Sky West Airlines. For purposes of establishing annual cash bonuses and cash incentive bonuses and long-term equity-incentive awards, the peer group of companies included AirTran Airlines, Alaska Airlines, Hawaiian Airlines, Jet Blue Airlines and Southwest Airlines. The compensation committee gave moderate weight to these comparisons. The compensation committee does not have a policy for setting the compensation of the Company's executive officers within a specified range of compensation levels of the Company's peer group of companies.

        The compensation committee reviews the total compensation for the named executive officers but sees each element as distinct. The compensation program is designed to provide a proper balance of fixed versus variable and cash versus equity compensation in order to align both short and long-term interests with overall business objectives. We have no specific formula for allocating between cash and non-cash compensation. Actual earned compensation may increase when performance is outstanding relative to individual and/or company goals. To the extent that performance goals are not achieved, compensation may be negatively impacted.

The Compensation Committee's Processes and Procedures

        The compensation committee's primary processes and procedures for establishing and overseeing the compensation of its named executive officers include the following:

  •
  Meetings. The compensation committee meets several times each year (four times in 2006). Compensation committee meeting agendas are established in consultation with the compensation committee Chairman, the compensation committee's independent compensation consultant and members of our management team.

  •
  Role of Independent Consultant. The compensation committee engaged a compensation consultant (Organizational Concepts International, LLC) beginning in August 2006. Pursuant to the instructions of the compensation committee, the consultant assisted it in a review of our management compensation programs and provided recommendations on potential changes to ensure that such programs facilitate the attraction, retention and motivation of the our management team and are aligned with the short-term and long-term objectives of our shareholders. The consultant participated in compensation committee meetings and also advised the compensation committee with respect to the design of a long-term incentive plan for management intended to align management interests with the interests of shareholders and to provide management with the opportunity to share in our long-term value creation. The long-term incentive plan is described in more detail below in "—Compensation Components for Executive Officers—Long-Term Equity Incentive Awards".

  •
  Assessment of Company Performance. The compensation committee has established specific Company performance measures that determine the size of the payouts under our incentive bonus plans. Such plans are discussed below in "—Compensation Components for Executive Officers—Annual Cash Bonuses and Cash Incentive Awards". The performance measures for Mr. Karnik included determining the overall strategic direction of ATA related to the scheduled service and military charter segments of its business and determining strategic growth alternatives. Performance measures for Mr. Yakola included successfully executing debt, equity and transaction support, establishing formal forecasting processes for ATA's charter business unit and developing a post DC-10 induction process for fleet management. Performance measures for Mr. Loew included managing controllable codeshare agreement covenants and managing flight attendant staffing and productivity. Performance measures for Mr. Ellmer included successfully executing on the DC-10 aircraft project, achieving operational performance goals and revising procedures to reduce crew positioning expenses. In addition, the compensation committee considers the impact of significant Company events, such as our emergence from bankruptcy in 2006, in making compensation decisions.

  •
  Assessment of Individual Performance. Our CEO meets each named executive officer to decide on performance objectives specific to the named executive officers' job function that will be considered for purposes of determining annual compensation. Performance objectives that may be considered are listed above in the description of performance measures applicable to each named executive officer. The compensation committee then meets with our Chief Executive Officer annually to agree upon the performance objectives for the Chief Executive Officer as well as our other named executive officers. At the end of the year, the compensation committee meets in executive session to conduct a review of the individual performance goals of each named executive officer. Such review is used to determine eligibility for payouts under our incentive cash bonus plans and forms the base of the compensation committee's decisions with respect to other elements of compensation for the following year.

  •
  Role of Executive Officers. Our Chief Executive Officer is involved in formulating recommendations on matters of compensation philosophy and plan design and the specific compensation recommendations for each of the named executive officers. The Chief Executive Officer gives the compensation committee a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the compensation committee in approving the final determination of compensation. The Compensation Committee has the authority to make all final decisions on actual compensation for each of the named executive officers. The compensation committee also determines the compensation of the Chief Executive Officer with advice from the Chairman of our board of directors. The actual compensation of the named executive officers is consistent with the recommendation of the CEO and the actual compensation of the CEO is consistent with the recommendations of the Chairman of the Board.

Compensation Components for Executive Officers

        Our compensation program consists of the following components:

  •
  base salary;

  •
  annual cash bonuses and cash incentive bonuses;

  •
  long-term equity incentive awards;

  •
  severance and change of control benefits; and

  •
  other benefits.

        The compensation committee believes this program balances both the mix of cash and equity compensation and the mix of short-term and long-term compensation necessary to further the compensation objectives discussed above. The same policies are applied to all named executive officers. Differences in the amount of the various components of compensation (base salary and/or equity awards, for example) are based on job responsibilities. Following is a discussion of the compensation committee's considerations in establishing each of the components of compensation for the named executive officers.

Base Salary

        Base salaries paid to our named executive officers are the fixed portion of annual compensation and are intended to recognize the fundamental skills and experience of our named executive officers. The base salaries are reviewed annually by the compensation committee and are adjusted from time to time based on level of responsibility, outstanding individual performance, length of service, our financial performance, promotions and internal equity considerations. The compensation committee also takes into account the salaries paid to executives of a comparison group of other airlines and the salary provisions of its employment agreements with the named executive officers. See "Executive Compensation—Employment Agreements" for a description of the salary requirements under the employment agreements.

        The compensation committee made adjustments to the base salaries of Messrs. Denison, Karnik and Yakola effective January 1, 2007. Mr. Denison's base salary was reduced to $175,000 to reflect his relinquishing the day-to-day leadership of the Company as President and Chief Executive Officer. Mr. Karnik's base salary was increased to $350,000 as a result of his promotion to President and Chief Executive Officer from Chief Operations Officer. Finally, Mr. Yakola's base salary was increased to $249,500 in recognition of his performance in 2006 and the importance of his role in the Company.

  Annual Cash Bonuses and Cash Incentive Awards

        In 2006, we paid senior management, including our named executive officers, both a discretionary cash bonus and an incentive cash bonus earned as a result of our achieving certain financial goals. See "Executive Compensation—Employment Agreements" for provisions in the employment agreements with the named executive officers providing for eligibility to participate in our bonus and cash incentive bonus plans.

  Discretionary Cash Bonus

        In 2006, we paid certain key management personnel a discretionary cash bonus as a result of our successful emergence from Chapter 11 proceedings. All named executive officers, except for Messrs. Ellmer and Loew who were not with us at the time of the grant, received a one-time "emergence" bonus of $50,000. The amount of the bonus was not based on any specific financial targets being achieved or formula, but was determined by the compensation committee in its discretion based upon the time commitments and tasks involved in a Chapter 11 reorganization.

  Incentive Cash Bonuses

        Our objective of providing short-term incentives to our management is met by using cash-based, pay-for-performance annual incentive plans. We pay annual incentive bonuses to reward management for achieving or surpassing annual performance goals. At the beginning of each year, the compensation committee establishes performance targets for the annual incentive program. These performance targets are developed based on economic and industry factors, general market conditions and other considerations. Each eligible member of management, including the named executive officers, has a target bonus potential, expressed as a percentage of base salary that is based on his or her roles and responsibility, internal equity considerations and external competitive compensation data.

        In 2006, we maintained two annual incentive cash bonus plans: the Annual Incentive Bonus Plan ("AI Bonus Plan") and the 2006 Contribution Improvement Bonus Plan ("CI Bonus Plan").

        AI Bonus Plan.    The AI Bonus Plan was designed to supplement base salaries and to reward management, including the named executive officers and other key employees, for meeting specific financial goals. The AI Bonus Plan called for annual incentive compensation awards based on our budget EBITDA for the nine month period ended December 31, 2006, as compared to the actual EBITDA for the same period. The aggregate payout for the named executive officers and other key employees at target was $1 million, the maximum payout was 150% of target and the threshold payout was 25% of target. The individual bonus target payout percentages were the same as the maximum target percentages for the CI Bonus Plan set forth below.

        Inasmuch as the actual EBITDA target was not achieved in 2006, no cash bonuses were paid to the named executive officers or other employees under the AI Bonus Plan.

        CI Bonus Plan.    The CI Bonus Plan was a one-time plan approved following our emergence from Chapter 11 proceedings. The purpose of the CI Bonus Plan was to provide greater incentives to those employees who were responsible for our future growth, profitability and continued success and to strengthen our ability to attract, motivate and retain such employees. There were approximately ten employees, including all the named executive officers other than Mr. Ellmer, who were participants under the CI Bonus Plan, and each received an annual bonus award. The CI Bonus Plan called for annual incentive compensation awards based on our financial performance compared with fully allocated budgeted EBITDA for our scheduled service segment for the second, third and fourth quarters of 2006. The payout upon the achievement of certain goals was equal to a percentage of base salary, which was set at the initiation of the CI Bonus Plan in May 2006. Those percentages were determined on an individual basis, taking into account responsibilities, prior experience and recent performance of the relevant employee. The maximum payout for Messrs. Denison and Karnik was 55% of base salary and the maximum payout for Messrs. Yakola and Loew was 45% of base salary.

        Inasmuch as all the financial targets in the CI Bonus Plan were not achieved, the eligible named executive officers did not receive the full award for which they were eligible but were paid only 75% of the target bonus. Target bonus payouts for each of the named executive officers are set forth in the Target bonus column under the "Estimated Future Payouts under Non-Equity Incentive Plan Awards" section of the "Grant of Plan-Based Awards Table." Actual bonus payouts for each of the named executive officers are set forth in the Non-Equity Incentive Plan Compensation column under the "Summary Compensation Table".

  Long-Term Equity Incentive Awards

        In 2006, our long-term incentive program was based on the award of stock options. The award of stock options furthers our objectives to enhance the link between the creation of shareholder value and long-term executive incentive compensation; provide an opportunity for increased equity ownership by management; and maintain competitive levels of total compensation.

        In 2006, we issued options to management, including the named executive officers, under two stock option plans: The Stock Option Plan for Management Employees of New ATA Holdings Inc. and its Subsidiaries (the "Chapter 11 Emergence Plan") and the New ATA Holdings Inc. 2006 Long-Term Incentive Plan (the "LTIP"). The same policy regarding the amount of awards is applied to all named executive officers. Differences in the amounts of the awards are based primarily on job responsibility. The amount of a particular named executive officer's total compensation was not a factor in determining the amount of the equity award. The awards are not tied to the achievement of any targets or goals. See "Executive Compensation—Employment Agreements" for provisions in the employment agreements with the named executive officer providing for eligibility for equity-based compensation awards.

        Chapter 11 Emergence Plan.    Pursuant to our Chapter 11 Plan of Reorganization approved by the Bankruptcy Court on January 31, 2006, our management team was granted 5% of the fully diluted shares of the Company. The compensation committee was responsible for allocation of the stock options to the individual members of the management team. The compensation committee issued stock options, as opposed to an outright distribution of shares, because it believed stock options provide our management team with long-term incentive opportunities that are aligned with the shareholder benefits of an increased common stock value. Stock options are "pay-for-performance" awards because they have no value unless the share price appreciates.

        On March 23, 2006, the compensation committee granted stock options under the Chapter 11 Emergence Plan to approximately 40 employees. The seven-year options help focus employees on long-term growth. These options vest and become exercisable in three equal annual installments, with the first installment vesting March 1, 2007. The per share exercise price for the stock options granted under the Chapter 11 Emergence Plan on March 23, 2006, is $10.00. On October 4, 2006, the compensation committee granted stock options to Mr. Ellmer, who joined us in September 2006, at a per share exercise price of $14.00, based on its assessment of the increase in the value of our shares since MatlinPatterson's February 28, 2006 purchase of Company shares. Options under the Chapter 11 Emergence Plan were granted with an exercise price equal to the fair market value of a share on the date of the grant.

        LTIP.    The objectives of the LTIP are to reward achievement over a multi-year period, align the interests of executives with those of shareholders by focusing executives on the shareholder return performance of the Company and provide a retention mechanism through multi-year vesting.

        Only seven members of our management participate in the LTIP, including the named executive officers and two non-executive officers. The seven-year options granted under the LTIP were divided into four tranches, with exercise prices of shares within each tranche ranging from $30.00 per share to $60.00 per share. A portion of shares issued under each tranche vest and become exercisable in three equal annual installments with the first installment vesting September 12, 2008. Information with respect to exercise and vesting is provided in the "Outstanding Equity Awards at Fiscal Year End" table.

        Grant Timing and Price.    The compensation committee procedure for the timing of equity grants provides assurance that grant timing is not being manipulated to result in a price that is favorable to management. We do not plan to time, and have not timed, our release of material non-public information for the purpose of affecting the value of compensation to our management team. We do not have any program, plans or practices of awarding stock options and setting the exercise price based on the stock's price on a date other than the actual grant date.

        The stock options granted under the Chapter 11 Emergence Plan on March 23, 2006 were granted with an exercise price of $10.00 per share, the fair market value of our common shares on such grant date. The stock options granted to Mr. Ellmer on October 4, 2006 under the Chapter 11 Emergence Plan were granted with an exercise price of $14.00 per share, which the compensation committee determined to be the fair market value of the shares on the date of grant based on its assessment of the increase in the value of our shares since MatlinPatterson's February 28, 2006 purchase of Company shares. The options granted under the LTIP were granted on September 12, 2006, at exercise prices substantially in excess of the market value of our common shares on such date.

        Accelerated Vesting of Stock Options.    As set forth in the employment agreements of the named executive officers, as well as the stock option agreements executed pursuant to the Chapter 11 Emergence Plan and LTIP, upon the occurrence of a change of control (referred to in the Chapter 11 Emergence Plan, LTIP and/or the stock option agreements as a "Significant Event" and defined in "Executive Compensation—Potential Payments Upon Termination or a Change of Control") or a Tag

Along Event (as defined in Executive Compensation—Potential Payments Upon Termination or a Change of Control"), or upon the termination of the optionee's full time employment because of a termination without cause, death, disability, or retirement after age 60, the options granted under such plans immediately vest and become exercisable in full with respect to all shares.

  Severance and Change of Control Benefits

        We entered into employment agreements with certain members of our management team, including the named executive officers. The agreements were entered into as a means of providing more certainty and stability for both us and the management employees upon our emergence from bankruptcy and in light of the changes to our ownership, including the majority ownership by MatlinPatterson. Upon termination of employment, the employment agreements with each of our named executive officers provide for certain severance payments, the amount of which is affected by the reason for the termination and whether such termination is in connection with a change of control.

  •
  Severance Payments. Severance payments, which are payable upon a termination by us without cause, a termination by the named executive officer for material breach, or a termination due to death or disability, include a multiple of such officer's annual base pay, any target bonus under the AI Bonus Plan and certain welfare and travel benefits, including a tax gross up for welfare benefits in certain cases. The provisions for severance payments and benefits were a result of individual negotiations with the named executive officers. The compensation committee also determined that providing for severance payments in the executive officers' employment agreements was in the best interest of the Company and our shareholders because the executive officer must comply with certain post-termination restrictions set forth in the employment agreement in order to obtain such severance payments. These restrictions include providing us with a release agreement, agreeing not to disclose any of our confidential information or trade secrets, and agreeing to certain provisions relating to non-competition, non-solicitation of employees and non-interference with contractors and vendors.

  •
  Severance Payments in Connection with a Change in Control. The compensation committee considers the retention of an effective management team to be essential to protecting and enhancing the best interests of the Company and our shareholders. To that end, the compensation committee recognizes that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among senior management, including the named executive officers, may result in the departure or distraction of senior management personnel to the detriment of the Company and our stockholders. Accordingly, the compensation committee determined that appropriate steps should be taken to encourage the continued attention and dedication of our senior management to assigned duties without the distraction that may arise from the possibility of a change in control. These steps are also intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the Company. In addition, these steps are intended to align senior management and shareholder interests by enabling senior management to consider corporate transactions that are in the best interest of the shareholders without undue concern whether transactions may jeopardize such individuals' own employment. As a result, the employment agreements with our named executive officers contain a change in control severance feature that utilizes a "double trigger." In order for change in control severance benefits to be "triggered", a change in control must occur and the named executive officer must be terminated by us without cause or have "good reason" to terminate his employment, in each case, within 90 days of a change in control.

        For a description of benefits provided as part of a severance payment and as part of a severance payment in connection with a change in control, see "Executive Compensation—Potential Payments Upon Termination or Change of Control" below.

Other Benefits

        We provide our named executive officers with benefits that are generally available to all our employees, including a 401(k) plan matching contribution, medical, dental, vision, life insurance, accidental death & dismemberment, long term disability, employee assistance plan, flexible spending accounts and travel benefits. With respect to short-term disability, we provide a self-funded salary continuance program for management based on years of service; other employees participate in our short term disability plan. For 2006, no amounts were paid under this program to the named executive officers. We believe that these welfare benefits are appropriate and reasonable.

Executive Compensation

Summary Compensation Table

        The following table sets forth information with respect to compensation earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers (referred to as our "named executive officers") for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
John Denison Chairman of the Board of Directors(3)	2006	280,000	50,000	315,719	115,500	0	761,219
Subodh Karnik President and Chief Executive Officer, Director(4)	2006	270,000	50,000	169,132	111,375	4,290	604,797
Douglas Yakola Chief Financial Officer	2006	225,450	50,000	106,899	76,107	8,580	467,036
Gary Ellmer Senior VP, Operations and Charter Sales(5)	2006	57,885	0	36,177	0	0	94,062
Josef Loew Senior VP, Marketing and Scheduled Service Sales(6)	2006	168,750	0	106,899	75,938	0	351,587

(1)
The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, of awards pursuant to the Chapter 11 Emergence Plan and the LTIP. Assumptions used in the calculation of these amounts are included in Note 8, "Stock Option Plans" to our audited financial statements for the fiscal year ended December 31, 2006 included elsewhere in this Form 10 filing. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
The amounts in this column reflect our matching contribution under our 401(k) plan. No named executive officer received perquisites in 2006 with an aggregate value greater than $10,000.

(3)
As of December 31, 2006, Mr. Denison served as our President and Chief Executive Officer. Mr. Denison resigned from this position on January 1, 2007 and currently serves as Chairman of our board of directors.

(4)
As of December 31, 2006, Mr. Karnik served as our Chief Operating Officer. Mr. Karnik became President and Chief Executive Officer on January 1, 2007, following Mr. Denison's resignation from that position, and became a director in May 2007.

(5)
Mr. Ellmer commenced his employment with us on September 11, 2006.

(6)
Mr. Loew commenced his employment with us on March 20, 2006.

Grants of Plan-based Awards

        The following table sets forth information on stock option awards and awards under our non-equity incentive plans to our named executive officers during the fiscal year ending as of December 31, 2006.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
John Denison	3/23/2006					110,000	10.00	578,000
	4/12/2006	(1)	77,000	154,000	154,000
	4/12/2006	(2)	38,500	154,000	231,000
	9/12/2006					150,000	30.00	458,000
	9/12/2006					100,000	40.00	243,000
	9/12/2006					100,000	50.00	200,000
	9/12/2006					100,000	60.00	168,000
Subodh Karnik	3/23/2006					80,000	10.00	428,800
	4/12/2006	(1)	74,250	148,500	148,500
	4/12/2006	(2)	37,125	148,500	222,750
	9/12/2006					100,000	30.00	305,000
	9/12/2006					66,667	40.00	162,000
	9/12/2006					66,667	50.00	133,000
	9/12/2006					66,666	60.00	112,000
Douglas Yakola	3/23/2006					55,000	10.00	294,800
	4/12/2006	(1)	50,727	101,453	101,453
	4/12/2006	(2)	25,363	101,453	152,180
	9/12/2006					50,000	30.00	153,000
	9/12/2006					33,334	40.00	81,000
	9/12/2006					33,333	50.00	67,000
	9/12/2006					33,333	60.00	56,000
Gary Ellmer	9/12/2006					50,000	30.00	153,000
	9/12/2006					33,334	40.00	81,000
	9/12/2006					33,333	50.00	67,000
	9/12/2006					33,333	60.00	56,000
	10/4/2006					30,000	14.00	134,000
	10/4/2006	(2)	24,188	96,790	145,125
Josef Loew	3/23/2006					55,000	10.00	294,800
	4/12/2006	(1)	50,727	101,453	101,453
	4/12/2006	(2)	25,312	101,250	151,875
	9/12/2006					50,000	30.00	153,000
	9/12/2006					33,334	40.00	81,000
	9/12/2006					33,333	50.00	67,000
	9/12/2006					33,333	60.00	56,000

(1)
Represents awards under the CI Bonus Plan. Payments actually made were at 75% of the target bonus. No further payments will be made with respect to these awards.

(2)
Represents awards under the AI Bonus Plan. Because company targets were not met for the applicable performance period, none of these awards have been or will be paid out.

Outstanding Equity Awards at Fiscal Year-end

        The following table sets forth the outstanding equity awards as of December 31, 2006, held by each of our named executive officers.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
John Denison	—	110,000	(1)	10.00	3/23/2013
	—	150,000	(2)	30.00	9/11/2013
	—	100,000	(2)	40.00	9/11/2013
	—	100,000	(2)	50.00	9/11/2013
	—	100,000	(2)	60.00	9/11/2013
Subodh Karnik	—	80,000	(3)	10.00	3/23/2013
	—	100,000	(2)	30.00	9/11/2013
	—	66,667	(2)	40.00	9/11/2013
	—	66,667	(2)	50.00	9/11/2013
	—	66,666	(2)	60.00	9/11/2013
Douglas Yakola	—	55,000	(3)	10.00	3/23/2013
	—	50,000	(2)	30.00	9/11/2013
	—	33,334	(2)	40.00	9/11/2013
	—	33,333	(2)	50.00	9/11/2013
	—	33,333	(2)	60.00	9/11/2013
Gary Ellmer	—	30,000	(4)	14.00	10/4/2013
	—	50,000	(2)	30.00	9/11/2013
	—	33,334	(2)	40.00	9/11/2013
	—	33,333	(2)	50.00	9/11/2013
	—	33,333	(2)	60.00	9/11/2013
Josef Loew	—	55,000	(3)	10.00	3/23/2013
	—	50,000	(2)	30.00	9/11/2013
	—	33,334	(2)	40.00	9/11/2013
	—	33,333	(2)	50.00	9/11/2013
	—	33,333	(2)	60.00	9/11/2013

(1)
These awards vest as follows: 55,000 on 3/1/2007 and 27,500 each on March 1, 2008 and March 1, 2009.

(2)
These awards vest as follows: 20% on 9/12/2008, 30% on 9/12/2009, and 50% on September 12, 2010.

(3)
These awards vest as follows: three equal installments on each of March 1, 2007, March 1, 2008 and March 1, 2009.

(4)
These awards vest as follows: three equal installments on each of October 4, 2007, October 4, 2008 and October 4, 2009.

        None of the named executive officers exercised any stock options in 2006.

        The Company does not provide any nonqualified deferred compensation to the named executive officers.

Employment Agreements

        The Company entered into employment agreements with each of the named executive officers in 2006. On January 1, 2007, the employment agreement with Mr. Karnik was amended and restated to reflect his promotion to the position of President and Chief Executive Officer and the employment agreement with Mr. Denison was amended and restated to reflect his new position as Chairman of the Board of Directors. The following is a description of the material terms of the compensation provided to the named executive officers during their employment pursuant to the employment agreements. See "Potential Payments Upon Termination or Change of Control" for a description of the payments and benefits that would be provided to the named executive officers in connection with a termination of their employment or a change in control of the Company.

        The employment agreements provide for indefinite terms and annual base salary amounts as follows: Mr. Denison ($175,000); Mr. Karnik ($350,000) (the base salary applicable prior to the amendment of Mr. Karnik's employment agreement on January 1, 2007 was $270,000); Mr. Yakola ($225,000); Mr. Ellmer ($215,000); and Mr. Loew ($225,000). The base salaries for Messrs. Ellmer and Loew, which are shown in the "Summary Compensation Table", were pro-rated for their employment during 2006. For 2007, Mr. Yakola's base salary was increased to $249,500 by the compensation committee. Pursuant to the employment agreements, the base salary will be reviewed on an annual basis.

        Pursuant to the employment agreements, each named executive officer was also eligible for awards under various of the Company's cash and equity incentive plans as follows:

  •
  Mr. Denison: Pursuant to his employment agreement, Mr. Denison is eligible to participate in the Company's Chapter 11 Emergence Plan and LTIP. Under Mr. Denison's employment agreement in effect in 2006, prior to its amendment on January 1, 2007, he was also eligible in 2006 for the CI Bonus Plan and AI Bonus Plan.

  •
  Mr. Karnik: Pursuant to his employment agreement, Mr. Karnik is eligible to participate in each of the AI Bonus Plan, CI Bonus Plan, LTIP and Chapter 11 Emergence Plan (the "Plans"). The maximum bonus payable under the AI Bonus Plan is 125% of base salary; this maximum also applies to the 2007 annual bonus.

  •
  Mr. Yakola: Pursuant to his employment agreement, Mr. Yakola is eligible to participate in each of the Plans. No maximum bonus is indicated in the employment agreement.

  •
  Mr. Ellmer: Pursuant to his employment agreement, Mr. Ellmer is eligible to participate in each of the Plans other than the CI Bonus Plan. The maximum bonus payable under the AI Bonus Plan is 50% of base salary.

  •
  Mr. Loew: Pursuant to his employment agreement, Mr. Loew is eligible to participate in each of the Plans. No maximum bonus is indicated in the employment agreement.

        For 2006, no payments were made under the AI Bonus Plan and the CI Bonus Plan was paid out at 75% of target.

        Pursuant to the employment agreements, each named executive officer is entitled to participate in employee health and welfare benefits generally made available to employees of the Company and their eligible dependents. The named executive officer and his spouse and dependents are also entitled to lifetime, positive space passes on ATA, and other carriers with whom ATA has reciprocal pass arrangements. The following named executive officers have additional relocation benefits under their employment agreements:

  •
  Messrs. Karnik and Loew: Pursuant to their employment agreements, each of Messrs. Karnik and Loew was entitled to relocation benefits in accordance with the Company's relocation policy upon the relocation of his permanent residence to the Indianapolis, Indiana area prior to July 1, 2006.

  •
  Mr. Ellmer: Pursuant to his employment agreement, Mr. Ellmer was entitled to a relocation allowance of $25,000 (gross) in connection with his relocation to the Indianapolis, Indiana area prior to December 11, 2006. In addition, the Company was required to reimburse Mr. Ellmer for housing and rental car expenses until the earlier of Mr. Ellmer's moving to a permanent residence in Indianapolis and December 11, 2006.

Equity-Incentive Plans

        The Company maintains two equity-based compensation plans under which awards have been granted to the named executive officers, the Stock Option Plan for Management Employees of New ATA Holdings, Inc. (the "Chapter 11 Emergence Plan") and the New ATA Holdings' Inc. 2006 Long Term Incentive Plan (the "LTIP").

  Chapter 11 Emergence Plan

        For reasons discussed in the "Compensation Discussion and Analysis", the compensation committee granted options under the Chapter 11 Emergence Plan to its named executive officers on March 23, 2006, and to Mr. Ellmer on October 4, 2006. Other than as specified below, each award contains the same principal terms and conditions, which are described below.

        Exercise price.    The exercise price for the grants on March 23, 2006 to the named executive officers other than Mr. Ellmer, was $10.00, which was the price paid by MatlinPatterson for Company shares on February 28, 2006, in connection with the Plan of Reorganization. The exercise price for the grant on October 4, 2006, to Mr. Ellmer was based on the compensation committee's determination that $14.00 per share was the fair market value of shares underlying the options on that date.

        Vesting.    The vesting schedule for each stock option award is indicated in the notes to the "Outstanding Equity Awards at Fiscal Year End" table. However, upon the occurrence of a change in control (referred to in the award agreements as a "Significant Event") and a "Tag Along Event" (each as defined below in "—Potential Payments Upon Termination or Change of Control"), or upon the termination of the optionee's full-time employment because of a termination without cause, death, disability or retirement after age 60, the options will become immediately exercisable in full.

        Forfeiture.    Under the terms of the award agreements, in the event the optionee ceases to be a full-time employee other than for "cause", the option will terminate at the end of three months following the date the optionee ceases to be a full-time employee. In the event of a termination for "cause", the option will expire on the date of termination. In the event of a termination due to death, disability or retirement after age 60 while a full-time employee of the Company, the option will terminate at the end of one year following the date of termination.

        Exercise.    Each stock option may be exercised solely to the extent vested.

        Term.    Each stock option grant will expire as indicated in the "Outstanding Equity Awards at Fiscal Year End" table.

  LTIP

        In 2006, the Company granted its named executive officers stock options under the LTIP on September 12, 2006, and to Mr. Ellmer on October 4, 2006. The compensation committee's reasons for making these grants are discussed in the "Compensation Discussion and Analysis". Each of the awards contain the same principal terms and conditions which are described below.

        Vesting and Exercise Price.    Options awarded under the LTIP vest in three installments as follows: 20% on September 12, 2008; 30% on September 12, 2009; and 50% on September 12, 2010. See the "Outstanding Equity Awards at Fiscal Year End" table for exercise price and vesting schedules of options granted under the LTIP. The exercise price of the options are all greater than the fair market value of the shares on the date of grant, which was $10.00, on March 28, 2006 and $14.00, on October 4, 2006. However, upon the occurrence of a change in control (referred to in the award agreement as a "Significant Event") and a "Tag Along Event" (each as defined below in "—Potential Payments Upon Termination or Change of Control"), or upon the termination of the optionee's full-time employment because of a termination without cause, death, disability or retirement after age 60, the options will become immediately exercisable in full.

        Forfeiture.    Under the terms of the award agreements, in the event the optionee ceases to be a full-time employee other than for "cause", the option will terminate at the end of three months following the date the optionee ceases to be a full-time employee. In the event of a termination for "cause", the option will expire on the date of termination. In the event of a termination due to death, disability or retirement after age 60 while a full-time employee of the Company, the option will terminate at the end of one year following the date of termination.

        Exercise.    Each stock option may be exercised solely to the extent vested.

        Term.    Each stock option grant will expire as indicated in the "Outstanding Equity Awards at Fiscal Year End" table.

Non-Equity Incentive Plans

        The Company maintained two non-equity incentive plans in 2006, the 2006 Annual Incentive Bonus Plan (the "AI Bonus Plan") and the 2006 Contribution Improvement Bonus Plan (the "CI Bonus Plan").

  AI Bonus Plan

        The Company maintains an annual incentive bonus plan, which provides for payments to be made in the event certain EBITDA targets were met. In 2006, targets were not met and no payments were made under the annual bonus plan. For an additional discussion of the AI Bonus Plan, see "Compensation Discussion and Analysis—Compensation Components for Executive Officers—Annual Cash Bonuses and Cash Incentive Awards".

  CI Bonus Plan

        The Company maintained the CI Bonus Plan, which provided for payments to be made in the event certain adjusted pro forma EBITDA targets were met. Payments under the CI Bonus Plan were made in two installments and the aggregate payments are reflected in the "Summary Compensation Table" under the "Non-Equity Incentive Plan" column. Mr. Ellmer did not receive payments under the CI Bonus Plan in 2006 because he commenced employment after the commencement of the applicable performance period. For an additional discussion of the CI Bonus Plan, see "Compensation Discussion and Analysis—Compensation Components for Executive Officers—Annual Cash Bonuses and Cash Incentive Awards".

Potential Payments Upon Termination or Change of Control

        This section outlines the potential payments that may be made to the named executive officers in the event of termination or change of control pursuant to their employment agreements and our benefit plans. As further described below, the named executive officer is entitled to twelve (12) months of severance benefits and supplemental severance benefits in the event of a termination without cause or by the named executive officer due to a material breach. In the event of a termination by the Company without cause or by the executive for "good reason" if such termination were to occur within 90 days following a change in control, the named executive officer is entitled to 12 months (in the event of a termination for "good reason" by the executive) or 24 months (in the event of a termination without cause by the Company) of severance benefits and other continued benefits. The severance benefit levels and periods were recommended by the CEO and approved by the Compensation Committee.

        As indicated in the "Compensation Discussion and Analysis", on January 1, 2007, we entered into new employment agreements with Messrs. Denison and Karnik. The descriptions and amounts in "Employment Agreements" and "Potential Payments Upon Termination or Change in Control Table" below reflect the employment agreements in effect during the fiscal year ended December 31, 2006. We have also included a separate section, "New Employment Agreements with Messrs. Denison and Karnik" below, which provides a summary of the key changes to the termination and change of control provisions under our employment agreements with Messrs. Denison and Karnik.

        The decision of the Compensation Committee to include termination payments and change in control payments in the employment agreements of the named executive officers is consistent with the Company's objective to attract and retain high quality management employees. The named executive officers are promised severance benefits in order to compensate them if they are terminated despite their performance in accordance with the terms of their employment agreements.

  Employment Agreements

        Under the employment agreements, if the named executive officer's employment is terminated by us without cause (as defined in the employment agreement) or by the named executive officer due to a "material breach" (defined below), the named executive officer is entitled to the following payments and benefits in addition to accrued rights (which includes vesting of equity as described in "Equity Based Compensation" below):

          (a)   lump sum cash severance equal to 12 months of base salary; and

          (b)   supplemental severance compensation of 12 monthly payments, each equal to the sum of the monthly COBRA premium the named executive officer would pay if he elected to exercise his COBRA rights, grossed up for taxes, until the named executive officer obtains equal or greater coverage under the plans of a subsequent employer.

        The term "material breach" means (i) any material breach by the Company of the employment agreement which is not cured within 10 business days following receipt of written notice of the breach by the individual; (ii) a material reduction in title, rank, responsibilities or compensation (except where done broadly across the individual's peer group); or (iii) relocation of the individual's place of primary employment from the Indianapolis, Indiana, metropolitan area (unless the relocation is to the metropolitan area in which the individual's primary residence is maintained).

        In the event of a termination by us for cause, the named executive officer is entitled to payment of accrued rights, except that, if the named executive officer is terminated due to any of the following, accrued or vested bonuses or stock options after such event will be forfeited: (a) the executive officer's conviction of, pleading guilty to, or pleading nolo contendere or its equivalent to, a felony or any crime involving moral turpitude; (b) the executive officer's engaging in any illegal conduct or willful misconduct in the performance of the executive officer's employment duties; or (c) the executive officer's engaging in any fraudulent or unfavorable conduct in the executive officer's dealing with, or on behalf of, either the Companies (or their affiliates).

        In the event the named executive officer's employment terminates due to his disability (not defined in the employment agreement), the named executive officer will be entitled to the following payments and benefits in addition to accrued rights (which includes vesting of equity as described in "Equity Based Compensation" below):

          (a)   six months of continued base salary; and

          (b)   six months of continued health and welfare benefits and travel benefits.

        In the event the named executive officer's employment terminates due to death, the named executive officer will be entitled to the following payments and benefits in addition to accrued rights (which include vesting of equity as described in "Equity Based Compensation" below):

          (a)   payment of base salary for an additional three months following the date of death;

          (b)   three months of health and welfare benefits for the named executive officer's spouse and dependents; and

          (c)   12 months of travel benefits for the named executive officer's spouse and dependents.

        If the named executive officer terminates his employment without good reason and other than for material breach, he is entitled to accrued payments and benefits; provided, however, that the named executive officer will not be entitled to travel benefits if he has not been employed by the Company for at least five years.

        The named executive officers are also entitled to certain "double trigger" benefits in the event of termination by the Company without cause or by the named executive officer for "good reason" (defined below), in each case within 90 days following a change in control (as defined below). In the event of such termination, the named executive officer will be entitled to the following payments and benefits in addition to accrued rights (which include vesting of equity as described in "Equity Based Compensation" below):

          (a)   severance compensation equal to 12 months (24 months if terminated without cause) of base salary plus any bonus which was earned before the employment termination date minus, in the case of a termination for good reason, the base salary paid to the executive officer for the period from the change in control to the employment termination date;

          (b)   continued payments for 12 months (24 months if terminated without cause) of the amount equal to the monthly COBRA premium for the executive officer and any eligible dependents; and

          (c)   continued travel benefits.

        The term "good reason" is defined as (a) a material reduction in the nature or scope of executive officer's authority or (b) any reduction in the base salary, executive officer's participation level in any of the incentive plans, or a reduction in the health, welfare or other employment benefits.

        For purposes of the employment agreements, the term "change of control" is defined as: (a) the consummation of a sale or other disposition of all or substantially all of the assets of the Company or certain of its affiliates; (b) the acquisition by any individual, entity or group (excluding any individual, entity or group which already has beneficial ownership of more than 50% of the outstanding equity interests of the Company or certain of its affiliates) of beneficial ownership of more than 50% of the outstanding equity interests of any of the Company or certain of its affiliates; or (c) the acquisition by any individual, entity or group (excluding MatlinPatterson) of a controlling interest (i.e. "golden share")

that would allow such individual, entity or group to exercise effective control of and/or veto power with respect to the Company or certain of its affiliates; or (d) solely for purposes of triggering the period during which the named executive officer may terminate the employment agreement for "good reason", a merger, consolidation, acquisition or other business combination.

        In order to receive severance payments, the named executive officer must sign a release. In addition, each employment agreement contains covenants for the benefit of the Company relating to non-competition during the term of employment and post-employment benefits, protection of our confidential information, and non-solicitation of Company employees for one year following termination of the named executive officer's employment for any reason.

  New Employment Agreements with Messrs. Denison and Karnik

        Pursuant to the terms of his new employment agreement dated January 1, 2007, Mr. Denison will receive substantially the same payments and benefits as under his prior agreement with the following exceptions:

          (a)   in the event of a termination by us without cause, by Mr. Denison for material breach, due to death or disability or by Mr. Denison for good reason, Mr. Denison will only receive accrued rights; and

          (b)   Mr. Denison no longer receives double trigger benefits in the event of a change in control if his employment is terminated by us without cause or by Mr. Denison for good reason following the change in control.

        Pursuant to the terms of his new employment agreement dated January 1, 2007, Mr. Karnik will receive substantially the same payments and benefits as under his prior agreement, with the following exceptions:

          (a)   in the event of a termination by us without cause, by Mr. Karnik for material breach, due to death or disability or by Mr. Karnik for good reason within 90 days following a change in control, Mr. Karnik will receive a lump sum payment equal to the target bonus under the AI Bonus plan for the year of termination, provided that the target bonus will be no less than the target bonus for the immediately preceding year; and

          (b)   in the event of a termination by us without cause within 90 days following a change in control, Mr. Karnik will receive a lump sum payment equal to two times the target bonus under the AI Bonus plan for the year of termination, provided that the target bonus will be no less than the target bonus for the immediately preceding year.

        In connection with the approval Mr. Karnik's new employment agreement, the compensation committee acted to provide the same target bonus severance benefit contained in Mr. Karnik's new agreement to the other named executive officers (other than Mr. Denison), but without formally amending their existing employment agreements.

  Equity-Based Compensation

        Options granted to the named executive officers are granted pursuant to the Chapter 11 Emergence Plan and the LTIP (together, the "Management Plans").

        Pursuant to the Management Plans, in the event of a termination of the optionee's full-time employment because of a termination without cause, death, disability (as defined in the option award agreement) or retirement after age 60, the options will immediately become exercisable in full. Furthermore, in the event the optionee ceases to be a full-time employee other than for "cause", the option will terminate at the end of three months following the date the optionee ceases to be a full-time employee. In the event of a termination for "cause" the option will expire on the date of termination. In the event of a termination due to death, disability or retirement after age 60 while a full-time employee of the Company, the option will terminate at the end of one year following the date of termination.

        Pursuant to the terms of the Management Plans or the award agreements with the named executive officers, in the event of a change of control (which are referred to in the Management Plans as a "Significant Event") or a Tag Along Event (each as defined below), all unvested options immediately vest. For purposes of the equity-based compensation plans, the term "change of control" is defined as: (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of capital stock of the Company entitled to vote generally in any election of directors ("Voting Stock") would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the outstanding Voting Stock immediately prior to the merger have the same proportionate voting interests in the capital stock of the surviving corporation immediately after the merger, (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company, (c) the adoption of any plan for the liquidation or dissolution of the Company or (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire board of directors ceased for any reason to constitute a majority thereof unless the election, or the nomination for election by our shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

        A "Tag Along Event" is defined as: a sale of our Class A Common Stock, par value $0.0001, by a holder of Class A Common Stock of the Company which holds at least 25% of the voting stock of the Company in which the purchaser of such stock acquires shares representing 50% or more of the then outstanding Class A Common Stock of such 25% holder.

  Potential Payments Upon Termination or Change of Control Table

        The following table sets forth the estimated payments and other benefits that would have been received by each named executive officer employed by us as of December 29, 2006 (the last business day of 2006), or his or her estate, under existing agreements, plans and arrangements, if the named executive officer's employment had terminated on December 29, 2006 under the following circumstances:

  •
  voluntary termination by the named executive officer,

  •
  termination by the named executive officer for material breach by us,

  •
  termination by us without cause,

  •
  termination by the named executive officer with good reason following a change of control,

  •
  termination by us without cause following a change of control,

  •
  termination by us for cause,

  •
  termination as a result of disability or

  •
  termination as a result of death.

        The amounts are calculated based on a per share price of $14.00 as of December 29, 2006.

        The amounts do not include amounts payable pursuant to our contract, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the Company and that are available generally to all salaried employees, such as accrued base salary and vacation and long-term disability payments. Amounts also do not include the value of travel benefits as there is no incremental cost to the Company for providing such benefits. As indicated above, the amounts are based on the employment agreement in effect for the fiscal year ended December 31, 2006 and do not reflect any changes to the terms of the employment agreements with Messrs. Denison and Karnik effective as of January 1, 2007. The amounts below are only estimates, and actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/29/2006 ($)	Voluntary Termination for Material Breach ($)	Involuntary Not For Cause Termination on 12/29/2006 ($)	Voluntary Termination for Good Reason (Change of Control) on 12/29/2006 ($)	Involuntary Not for Cause Termination (Change of Control) on 12/29/2006 ($)	For Cause Termination on 12/29/2006 ($)	Disability on 12/29/2006 ($)	Death on 12/29/2006 ($)
John Denison
Cash Severance(1)	0	280,000	280,000	280,000	560,000	0	140,000	70,000
Health and Welfare Benefits(2)	0	0	0	0	0	0	0	0
Equity Treatment(3)	0	440,000	440,000	440,000	440,000	440,000	440,000
Gross-Up for Welfare Benefits(4)	0	0	0	0	0	0	0	0

TOTAL	0	720,000	720,000	720,000	1,000,000		580,000	510,000
Subodh Karnik
Cash Severance(1)	0	270,000	270,000	270,000	540,000	0	135,050	67,500
Health and Welfare Benefits(2)	0	16,625	16,625	16,625	33,250	0	6,192	3,096
Equity Treatment(3)	0	320,000	320,000	320,000	320,000	0	320,000	320,000
Gross-Up for Welfare Benefits(4)	0	9,234	9,234	9,234	20,668	0	0	0

TOTAL	0	615,859	615,859	615,859	913,918	0	461,242	390,59
Douglas Yakola
Cash Severance(1)	0	225,450	225,450	225,450	450,900	0	112,725	56,363
Health and Welfare Benefits(2)	0	15,311	15,311	15,311	30,622	0	6,240	3,120
Equity Treatment(3)	0	220,000	220,000	220,000	220,000	0	220,000	220,000
Gross-Up for Welfare Benefits(4)	0	11,240	11,240	11,240	21,814	0	0	0

TOTAL	0	472,001	472,001	472,001	723,336	0	338,965	279,483
Gary Ellmer
Cash Severance(1)	0	215,000	215,000	215,000	430,000	0	107,500	53,750
Health and Welfare Benefits(2)	0	11,004	11,004	11,004	22,008	0	3,988	1,011
Equity Treatment(3)	0	0	0	0	0	0	0	0
Gross-Up for Welfare Benefits(4)	0	5,850	5,850	5,850	13,146	0	0	0

TOTAL	0	231,854	231,854	231,854	465,154	0	111,488	54,761
Josef Loew
Cash Severance(1)	0	225,000	225,000	225,000	450,000	0	112,500	56,520
Health and Welfare Benefits(2)	0	9,631	9,631	9,631	19,262	0	4,133	1,048
Equity Treatment(3)	0	220,000	220,000	220,000	220,000	0	220,000	220,000
Gross-Up for Welfare Benefits(4)	0	4,494	4,494	4,494	11,118	0	0	0

TOTAL	0	459,125	459,125	459,125	700,380	0	336,633	277,568

(1)
Represents following amounts of base salary: (a) 12 months for Voluntary Termination for Material Breach, Not For Cause Termination, and Voluntary Termination for Good Reason (Change of Control) columns; (b) 24 months for Involuntary Not for Cause Termination (Change of Control) column; (c) 6 months for Disability column; and (d) 3 months for Death column.

(2)
Represents estimated value of health and welfare benefits for financial accounting purposes for the following periods after termination: (a) 12 months for Voluntary Termination for Material Breach, Not For Cause Termination, and Voluntary Termination for Good Reason (Change of Control) columns; (b) 24 months for Involuntary Not for Cause Termination (Change of Control) column; (c) 6 months for Disability column; and (d) 3 months for Death column.

(3)
Represents difference between the exercise price of the option and the fair market value of a common share on December 29, 2006, which was $14.00, as determined by the compensation committee, multiplied by the number of unvested options held by the named executive officer on December 29, 2006.

(4)
Represents tax gross up for welfare benefits, as applicable.

Director Compensation

        We do not provide compensation to our employee directors or to directors who are appointed to our board of directors by MatlinPatterson. For our other directors, our general practice is to provide annual fees of $25,000 per director. Harvey Tepner, our audit committee chairman, receives an addition $10,000 fee. In addition, we provide a $2,500 fee per board meeting attended and $1,000 fee per committee meeting attended. Generally, we hold twelve board meetings, four audit committee meetings and four compensation committee meetings per year. All stock options and restricted shares granted to the non-employee directors remain outstanding.

        We also provided each non-employee, non-MatlinPatterson-appointed director with options to purchase 10,000 shares and 1,000 restricted shares, each of which vests in three equal annual installments. These grants were made upon the appointment of the director to the board. No option awards or stock awards have been previously granted to those directors.

        The following table sets forth information with respect to compensation earned by our non-employee directors other than directors appointed to our board of directors by MatlinPatterson for the fiscal year ended December 31, 2006. We do not provide compensation to our employee directors or our directors appointed by MatlinPatterson.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (3)	Option Awards ($) (4)	All Other Compensation ($)	Total ($)
Gen. Duane H. Cassidy	38,375	10,000(1)	54,000(1)	—	102,375
Bernard L. Han	40,875	10,000(2)	53,500(2)	—	104,375
Harvey L. Tepner	52,125	10,000(2)	53,500(2)	—	115,625

(1)
Gen. Cassidy was awarded options to purchase 10,000 shares of the Company's common stock. Gen. Cassidy's options were granted on April 18, 2006, and vest in three equal installments on each of April 18, 2007, April 18, 2008 and April 18, 2009. Gen. Cassidy was also awarded 1000 restricted shares of the Company's common stock. Dividends will not be paid on the restricted shares until the shares become vested. Gen. Cassidy's restricted shares were granted on April 18, 2006, and vest in three equal installments on each of April 18, 2006, April 18, 2007 and April 18, 2008. The exercise price of the options and the fair market value of the restricted shares on the date of grant were $10.00 per share.

(2)
Messrs. Han and Tepner were each awarded options to purchase 10,000 shares of the Company's common stock. Messrs. Han and Tepner's options were granted on March 23, 2006 and vest in three equal installments on each of March 1, 2007, March 1, 2008 and March 1, 2009. Messrs. Han and Tepner were also awarded 1000 restricted shares of the Company's common stock. Dividends will not be paid on the restricted shares until the shares become vested. Messrs. Han and Tepner's restricted shares were granted on March 23, 2006, and vested in three equal installments on March 23, 2006, March 23, 2007 and March 23, 2008. The exercise price of the options and the fair market value of the restricted shares on their respective dates of grant were $10.00 per share.

(3)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R.

(4)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, of the awards described. Assumptions used in the calculation of these amounts are included in Note 8, "Stock Option Plans," to our audited financial statements for the fiscal year ended December 31, 2006, included elsewhere in this Form 10 filing. However, as required the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

SECURITY OWNERSHIP

        The following table sets forth the number of shares of Global's common stock that are held by Global's directors, executive officers and each stockholder known by Global to be a beneficial owner of more than 5% of Global common stock: (1) on an actual basis as of September 30, 2007 and (2) on a pro forma basis as of September 30, 2007 after giving effect to this rights offering (and the conversion of 11,507,142 shares of Series A preferred stock in connection therewith) and assuming that all of the shares being offered pursuant to this rights offering are subscribed for by shareholders who are not officers or directors. The number of shares beneficially owned by each person is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has the sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days of September 30, 2007 through the exercise of any stock option, warrant or other right. Except as indicated in this table, each person or entity listed has sole investment and voting power (or, in the case of individuals, shares such power with his or her spouse) with respect to the shares set forth in the table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are or will become exercisable within 60 days of September 30, 2007 are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially Owned as of September 30, 2007(2)		Pro Forma September 30, 2007(2)(3)
Name and address of beneficial owner(1)
	Number	Percent	Number	Percent

Greater than 5% Stockholders:
MatlinPatterson ATA Holdings LLC 520 Madison Avenue New York, NY 10022-4213(4)	7,500,000	69.7%	15,507,142	69.7%
JPMorgan Chase Bank, N.A. 270 Park Avenue New York, NY 10017(5)	1,808,986	14.4%
Delaware Street Capital, LLC 900 N. Michigan Avenue Chicago, IL 60611(6)	808,676	7.5%
Executive Officers and Directors:
Gen. Duane H. Cassidy, Director(7)	3,999	*
Marc Chodock, Director	—	—
John Denison, Chairman(8)	55,000	*
Gary E. Ellmer, Executive Officer(9)	10,000	*
Bernard L. Han, Director(10)	3,999	*
Subodh Karnik, Executive Officer(11)	26,667	*
Josef Loew, Executive Officer(12)	18,333	*
David Matlin, Director(13)	7,500,000	69.7%
Peter Schoels, Director	—	—
Lawrence M. Teitelbaum, Director	—	—
Harvey L. Tepner, Director(14)	3,999	*
Randy J. Martinez, Director
Doug Yakola, Executive Officer(15)	18,333	*

Robert R. Binns, Executive Officer	—	—
Charles P. McDonald, Executive Officer	—	—
Jeffrey W. Wehrenberg, Executive Officer	—	—
Mark M. McMillin, Executive Officer	—	—
Richard W. Meyer, Jr., Executive Officer(16)	15,000	*
All executive officers and directors as a group (18 persons)	7,655,330	70.2%	*	*

*
less than 1%

(1)
Unless otherwise noted, the address of each beneficial owner listed is c/o Global Aero Logistics Inc., HLH Building, 101 World Drive, Peachtree City, Georgia 30269.

(2)
The number of shares of Global common stock deemed outstanding for the purposes of determining the percentage of common stock held by a person or entity includes 10,755,688 shares outstanding, plus any shares of common stock subject to options or warrants held by such beneficial owner that are exercisable within 60 days of September 30, 2007.

(3)
Assumes the conversion of 11,507,142 shares of Series A preferred stock by MatlinPatterson and that the amount of shares to be sold in this rights offering is 3,500,000.

(4)
Includes 7,500,000 shares of Class A common stock.

(5)
Includes 1,808,986 shares subject to immediately exercisable warrants.

(6)
Includes 808,676 shares of Class A common stock.

(7)
Includes 3,333 shares subject to options that are exercisable within 60 days of September 30, 2007 and 666 shares of restricted stock exercisable within 60 days of September 30, 2007.

(8)
Includes 55,000 shares subject to options that are exercisable within 60 days of September 30, 2007.

(9)
Includes 10,000 shares subject to options that are exercisable within 60 days of September 30, 2007.

(10)
Includes 3,333 shares subject to options that are exercisable within 60 days of September 30, 2007 and 666 shares of restricted stock exercisable within 60 days of September 30, 2007.

(11)
Includes 26,667 shares subject to options that are exercisable within 60 days of September 30, 2007.

(12)
Includes 18,333 shares subject to options that are exercisable within 60 days of September 30, 2007.

(13)
Includes 7,500,000 shares of Class A common stock held by MatlinPatterson ATA Holdings LLC. Mr. Matlin may be deemed to have voting and/or investment control over such shares. Mr. Matlin disclaims beneficial ownership of such shares in accordance with Rule 13d-4 of the Exchange Act.

(14)
Includes 3,333 shares subject to options that are exercisable within 60 days of September 30, 2007 and 666 shares of restricted stock exercisable within 60 days of September 30, 2007.

(15)
Includes 18,333 shares subject to options that are exercisable within 60 days of September 30, 2007.

(16)
Includes 15,000 shares subject to options that are exercisable within 60 days of September 30, 2007.

CERTAIN RELATIONSHIPS

Transactions with MatlinPatterson

        As of September 30, 2007, MatlinPatterson owns approximately 69.7% of Global's outstanding shares of common stock as well as 11,507,142 shares of Series A preferred stock. In addition, four of Global's directors—Messrs. Chodock, Matlin, Schoels and Teitelbaum—serve in various executive capacities at MatlinPatterson. MatlinPatterson and these directors are "related persons" of Global under the Securities Exchange Act of 1934, as amended, and these directors may be considered to have an indirect interest in transactions involving MatlinPatterson given these relationships.

        In February 2006, in connection with Global's Chapter 11 reorganization, ATA entered into a term loan agreement with MatlinPatterson pursuant to which ATA borrowed $24.2 million. In January 2007, ATA entered into a bridge loan agreement with MatlinPatterson pursuant to which ATA borrowed $28.0 million.

        In connection with the merger and the other transactions, Global and MatlinPatterson agreed to convert outstanding amounts under the term loan and bridge loan into additional Global equity. The conversion was effected through the issuance and sale by Global of Series A preferred stock to MatlinPatterson in an aggregate amount of $161.1 million, which amount was sufficient to repay or otherwise satisfy $54.3 million of outstanding indebtedness owed by Global to certain affiliates of MatlinPatterson as of June 30, 2007 and to partially finance the cash requirements of the merger. The issuance and sale of the Series A preferred stock was consummated at the time of the closing of the merger. The terms of such issuance and sale were approved by a special committee of the board of directors formed for the purpose of reviewing the terms of such transaction and determining its fairness to our stockholders.

        In connection with the merger, MatlinPatterson agreed to sell to us 1,068,100 shares of World Air Holdings then owned by MatlinPatterson at a price per share of $8.25, which represented the average cost per share purchased by MatlinPatterson. MatlinPatterson's agreement to sell us such shares at such price had the effect of reducing the merger consideration payable by us by $4.5 million. In consideration for MatlinPatterson's willingness to sell us such shares at such price and to purchase the $161.1 million of Series A preferred stock, we agreed to pay certain expenses incurred by MatlinPatterson in the merger and financing, which totalled $4.0 million.

        We believe that the terms of our transactions with MatlinPatterson are as favorable as those we could have negotiated with third parties.

Related party transaction policy

        Global currently does not have a written, stand-alone policy for evaluating related party transactions. The audit committee of Global's board of directors reviews any related party transactions in which Global is or will be a participant and that involves an amount exceeding $120,000. The audit committee's review procedures include evaluating the following:

  •
  the nature of the relationships among the parties;

  •
  the materiality of the transaction to Global;

  •
  the related person's interest in the transaction; and

  •
  the benefit of the transaction to the related person and to Global.

        Additionally, in cases of transactions in which a director or executive officer may have an interest, the audit committee also will evaluate the effect of the transaction on such individual's willingness or ability to properly perform his or her duties at Global. The audit committee may utilize, as necessary, Global's Code of Ethics, which may be viewed at www.ata.com.

        Global's bridge loan from MatlinPatterson described above under "—Transactions with MatlinPatterson" was not independently reviewed by the audit committee but was unanimously approved by Global's board of directors.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Overview

        The following descriptions of the JPM Term Loan, leases, lease common terms agreements, notes and other instruments, as applicable, are only summaries of certain material provisions of the applicable documents, do not purport to be complete and are qualified in their entirety by reference to the provisions of the applicable documents.

JPMorgan Term Loan

        Overview.    In order to fund the acquisition of World Air Holdings pursuant to the merger agreement, on August 14, 2007, the Company's subsidiary, ATA Acquisition entered into a $340.0 million senior secured payment-in-kind (PIK) term loan agreement with the lenders party thereto (JPMorgan as of the date of this prospectus) or JPMorgan, as administrative agent.

        Interest Rates    The JPMorgan Term Loan bears interest at a floating interest rate not to exceed 13.63% per annum. Subject to this cap, the floating interest rate for each interest period is calculated as a rate per annum equal to the sum of (i) 75 basis points, plus (ii) (A) 131 divided by 340 multiplied by (B) the greater of (x) the reserve-adjusted LIBOR for such interest period plus 425 basis points, and (y) the treasury rate for such interest period plus 500 basis points, plus (iii) (A) 209 divided by 340 multiplied by (B) the reserve-adjusted LIBOR for such interest period plus 625 basis points. The treasury rate is the rate borne by direct obligations of the United States maturing on the eighth anniversary of the first day of the relevant interest period. Subject to the cap, such floating interest rate will increase by an additional 100 basis points at the end of the six-month period which commenced on August 14, 2007 and will increase by a further 50 basis points at the end of each subsequent three-month period.

        Maturity and exchange notes.    The JPMorgan Term Loan initially matures on August 14, 2008, the initial maturity date, and finally matures on August 14, 2015. At any point after the initial maturity date, the lenders under the JPMorgan Term Loan are entitled to receive in exchange notes 100% of the outstanding aggregate principal amount (including any accrued and unpaid interest not required to be paid in cash) of loans for which they are exchanged.

        Prepayments and take-out debt.    ATA Acquisition may at any time prepay the loans, in whole or in part, without premium or penalty. If ATA Acquisition issues any take-out debt (in the form of cash pay or non-cash pay securities) 100% of the proceeds of the take-out debt shall be applied to the prepayment of the loans. At any time after a reasonable marketing period and no earlier than 180 days from August 14, 2007 (and prior to the initial maturity date), an investment bank may issue to ATA Acquisition a securities demand requiring ATA Acquisition to issue take-out debt on terms set by the investment bank, subject to certain conditions, including that (i) the interest rate (whether floating or fixed) or dividend rate, as the case may be, may not exceed 12.88% per annum (excluding the PIK Margin), (ii) the maturity of any such debt shall be no less than eight years from issuance and (iii) the terms of the debt (including conditions and covenants) will be customary and satisfactory to ATA Acquisition, the investment bank and JPMorgan.

        Guarantee and security.    Pursuant to a guarantee and collateral agreement between Global, New ATA Investment and ATA Acquisition, ATA, World Air Holdings, World, North American and World Airways Parts, as guarantors, and JPMorgan, as administrative agent for the secured lenders, each guarantor provided an unconditional guarantee of all payments owed by ATA Acquisition under the JPMorgan Term Loan and issued to JPMorgan a first-priority perfected lien in substantially all of its respective assets to secure the guarantee.

        Certain affirmative covenants:    The JPMorgan Term Loan contains certain affirmative covenants, including, to:

  •
  deliver to the administrative agent audited or review financial statements, as the case may be, of Global and its consolidated subsidiaries (including World Air Holdings and its subsidiaries acquired pursuant to the merger) and a narrative discussion and analysis of the financial condition and results of operations of Global and its consolidated subsidiaries within certain applicable delays;

  •
  deliver to the administrative agent quarterly internal management reports no later than 45 days after the end of each fiscal quarter;

  •
  take any action reasonably necessary or desirable so that take-out debt (as described above) may be issued;

  •
  deliver quarterly within certain applicable delays preliminary offering memoranda for an offering of senior notes of ATA Acquisition and usable in a customary high-yield roadshow;

  •
  prior to the initial maturity date of the loans, enter into an indenture for the exchange notes; and

  •
  take such action as to perfect liens and security interests in favor of the lenders in any additional collateral acquired by ATA Acquisition, Global or its consolidated subsidiaries.

        Certain negative covenants and events of default.    The JPMorgan Term Loan contains certain covenants that, among other things, restrict, subject to certain exceptions, the ability of ATA Acquisition, as borrower, Global, as parent, and Global's consolidated subsidiaries, to:

  •
  incur additional indebtedness, including indebtedness secured by any lien;

  •
  create liens on assets;

  •
  sell assets or stock of subsidiaries;

  •
  serve as guarantors of additional obligations;

  •
  engage in mergers or consolidations or change lines of business;

  •
  pay dividends and distributions or repurchase common stock;

  •
  engage in certain affiliate transactions;

  •
  make investments, loans or advances;

  •
  engage in certain transactions with affiliates; and

  •
  enter into certain sale and leaseback transactions.

Aircraft Capital Leases

        On February 28, 2006, as a result of adopting fresh-start accounting, ATA entered into two 15-year capital leases for two Boeing 757-200 aircraft and related engines. This equipment continues to be leased pursuant to lease agreements previously recorded as operating leases and entered into with Wilmington Trust Company and Wells Fargo Bank Northwest, National Association, as respective lessors, on customary aircraft lease terms. The base interest rate on the obligations under the capital leases, payable monthly, is 13.3% per annum. As of June 30, 2007, the two aircraft have a carrying amount of $30.8 million.

City of Chicago Midway Airport Note

        ATA is the debtor under a promissory note made payable to the City of Chicago and issued pursuant to a loan agreement among ATA, as borrower, and the City of Chicago, as lender, for borrowings to finance ATA expansion gates at Chicago's Midway Airport. The underlying source of funds loaned was Midway Airport Revenue Bonds issued by the City of Chicago, which may not be prepaid, and upon which ATA is obliged to make debt service payments. The promissory note accrues interest at the rate of 7.7% per annum, equivalent to the debt service payments on the Midway Revenue Bonds, and payments of principal and interest under the promissory notes are made in equal monthly installments. At June 30, 2007, borrowings outstanding under the note were $7.1 million and were secured by a letter of credit issued for the account of Southwest. In addition, ATA has issued a back-up letter of credit to Southwest.

Aircraft Operating Leases

        Global's operating subsidiary, ATA, leases a total of 28 aircraft* and related engines under operating leases and two aircraft and related engines under capital leases. As of June 30, 2007, scheduled future minimum lease payments under capital leases and operating leases having initial non-cancelable lease terms of more than one year were $1.0 billion in the aggregate.

*
Includes leases for seven McDonnell Douglas DC-10-30 wide-body aircraft entered into with Wells Fargo Bank Northwest, National Association in the first quarter of 2007.

†
The Boeing 757-300 equipment leased from Wells Fargo Bank Northwest, National Association may be purchased at the end of the respective lease terms.

        General.    ATA leases a total of 28 aircraft pursuant to lease agreements or lease common terms agreements with the following lessors: GATX Third Aircraft Corporation, International Lease Finance Corporation, Wells Fargo Bank Northwest, National Association[nc_cad,217], and Wilmington Trust Company. Certain of the leases provide for a guarantee by Global of ATA's obligations under the leases.

        Certain covenants and events of default.    These leases or lease common terms agreements contain all or some of the following customary covenants, including covenants whereby ATA agrees, subject to certain exceptions, not to:

  •
  incur any liens on or with respect to the lease, any item of leased equipment or any interest in the lease;

  •
  engage in a merger, consolidation or sale or transfer of substantially all of its assets;

  •
  voluntarily suspend its certificated operations of the leased aircraft or its fleet; and

  •
  permit to be revoked any permit or authorization required to conduct business.

  •
  These leases or lease common terms agreements contain all or some of the following customary events of default, which, subject to certain exceptions, may result in default and the lessor repossessing the leased equipment:

  •
  failure to pay rent or fees;

  •
  violation of covenants or agreements;

  •
  failure to timely bring the leased equipment into service;

  •
  certain bankruptcy and insolvency events;

  •
  lessee's suspension of its airline business or failure to maintain status as a certificated air carrier;

  •
  default under certain other agreements, contracts and leases;

  •
  a judgment or award of money shall be rendered against lessee;

  •
  notification by Eurocontrol to lessor that there are unpaid Eurocontrol charges due from lessee; and

  •
  attachments or liens shall be entered against substantially all the assets of lessee, other than liens for debt incurred or obligations agreed to in the ordinary course of business.

        World Air Holdings' operating subsidiaries, World and North American, together lease a total of 26 aircraft and related engines under operating leases. As of June 30, 2007, scheduled future minimum lease payments under operating leases having initial non-cancelable lease terms of more than one year were $637 million in the aggregate.

        General.    World and North American together lease at total of 26 aircraft and related engines pursuant to lease agreements and lease common terms agreements with the following lessors: Aviation Financial Services, Inc., CBSA Partners LLC, GECAS FSC Carpenter-J, Inc., International Lease Finance Corporation, Lift Trust—Sub 1, MDFC—Knoxville Company, MDFC—Memphis Corporation, United Parcel Service Co., Wells Fargo Bank Northwest, National Association, and Wilmington Trust Company.

        Certain covenants and events of default.    These leases or lease common terms agreements contain all or some of the following customary covenants, including covenants whereby World or North American, as applicable, agrees, subject to certain exceptions, not to:

  •
  incur any liens on or with respect to the lease, any item of leased equipment or any interest in the lease;

  •
  engage in a merger, consolidation or sale or transfer of substantially all of its assets; and

  •
  fail to hold any permit or authorization required to conduct business.

  •
  These leases or lease common terms agreements contain all or some of the following customary events of default, which, subject to certain exceptions, may result in default and the lessor repossessing the leased equipment:

  •
  failure to pay rent or fees;

  •
  failure to maintain insurance;

  •
  violation of covenants or agreements;

  •
  representation, warranty or statement made by lessee is incorrect or misleading in any material respect;

  •
  failure to timely take possession of the leased equipment (does not apply to CBSA lease);

  •
  certain bankruptcy and insolvency events;

  •
  lessee's suspension of its airline business or failure to maintain permits required to conduct its business;

  •
  failure of lessee to maintain unencumbered control of the leased equipment;

  •
  certain obligations of the lessee for borrowed money become due before maturity or lessee default on payment of certain obligations;

  •
  material adverse change in lessee's financial condition;

  •
  sublessee acts which prevent performance by lessee of its lease obligations;

  •
  judgment against lessee in excess of $1,000,000 which is not covered by insurance;

  •
  failure to return the aircraft upon expiration of lease term;

  •
  lessee or its affiliate disposes, conveys or transfers all or a material part of its assets, or there is a change of control of lessee, without lessor's consent;

  •
  notification by Eurocontrol to lessor that there are unpaid Eurocontrol charges due from lessee; and

  •
  lessee defaults under any lease or other agreement between lessee and lessor or any agreement pursuant to which lessee has possession of an aircraft.

THE RIGHTS OFFERING

        Before exercising any rights, you should read carefully the information set forth under the caption "Risk Factors" in this prospectus.

Background of the Rights Offering

        As part of a financing in connection with the merger, Global obtained additional equity by issuing 11,507,142 shares of Series A preferred stock to MatlinPatterson at a purchase price of $14.00 per share. The Series A preferred stock will be converted into common stock in connection with this offering and a portion of the converted shares will be offered to existing shareholders in connection with this offering.

The Rights

        Holders of our shares of common stock (other than MatlinPatterson) as of 5:00 p.m., New York City time, on the record date,                         , are being granted, at no charge,            non-transferable subscription rights for every share of common stock owned at that time. Each right entitles you to purchase one share of common stock for $14.00 per share from MatlinPatterson. No fractional subscription rights will be granted. Instead, the number of subscription rights you are entitled to will be rounded to the nearest whole number after aggregating all rights to which you are entitled.

Record Date

        As of 5:00 p.m., New York City time, on                        . Rights to subscribe for shares of our common stock are being granted only to holders of our common stock (other than MatlinPatterson) as of the record date.

Subscription Price

        The subscription price is $14.00 per share, payable in cash. All payments must be cleared on or before the expiration date.

Subscription Privilege

        You are entitled to purchase one share of common stock at the subscription price for each right exercised.

Oversubscription Right

        Each holder of common stock that exercises all of its rights offered pursuant to the rights offering will also have the right to purchase a portion of the shares remaining after giving effect to the aggregate amount initially subscribed for in this offering. These additional shares will be sold at the subscription price. Stockholders wishing to purchase additional shares must complete an additional subscription form and deliver it, along with payment in full for the number of remaining shares for which such stockholder elects to subscribe to                 ,our subscription agent with its completed subscription agreement prior to the offering expiration date.

        The number of extra shares that each holder will have the right to purchase will be equal to the product of (x) the number of shares to be issued less the total number of shares that are initially subscribed for by each holder times (y) a fraction the numerator of which will be the aggregate number of shares of common stock on the record date owned by all offerees hereunder and the denominator of which will be the total number of outstanding shares of common stock on the record date times (z) a fraction, the numerator of which will be the number of shares of common stock on the record date owned by such purchaser and the denominator of which will be the total number of shares of common stock on the record date owned by all offerees that elected to exercise all of their rights in this rights offering and MatlinPatterson.

Method of Offering

        This rights offering is being made directly by Matlin Patterson. Global will not receive any of the proceeds from the sale of the shares being sold. We will not pay any underwriting discounts or commissions, finder's fees or other remuneration in connection with the granting of the rights offered by this prospectus other than the fees and expenses paid to the subscription agent and the information agent. We estimate that the expenses of the offering will total approximately                  .

Treatment of Fractional Rights

        No fractional rights or cash in lieu of fractional rights will be issued or paid. Instead, the number of rights issued to a holder will be rounded up to the nearest whole number after aggregating all rights to which the holder is entitled.

Expiration Date

        The rights will expire at 5:00 p.m., New York City time, on            , subject to extension at our discretion. No rights exercised following the expiration date will be honored, including any purported exercise of rights received by the subscription agent after the expiration date, regardless of when the documents relating to that exercise were sent.

Extension, Withdrawal and Amendment

        MatlinPatterson may extend the period for exercising your rights, with such extension not to exceed 30 business days after the expiration date, although we understand that it does not intend to do so at this time. MatlinPatterson also may withdraw or terminate this offering at any time and for any reason, so your participation in the rights offering is not assured. In the event that this offering is withdrawn or terminated, all funds received from subscriptions will be returned within approximately 15 days from the date of withdrawal or termination of the rights offering. Interest will not be paid on any returned funds. Shareholders will be notified if this rights offering is extended, withdrawn or terminated by issuing a press release.

        The terms of this offering may also be amended and if an amendment is material:

  •
  a notice of the amendment will be mailed to all shareholders of record as of the record date;

  •
  the expiration date will be extended by at least ten days; and

  •
  offer all subscribers will be offered no less than ten days to revoke any subscription already submitted.

        The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

Mailing of Subscription Certificates, Additional Subscription Form and Record Holders

        A subscription certificate and additional subscription form are being sent to each record holder of our common stock (other than MatlinPatterson), together with this prospectus and related instructions to exercise the rights. In order to exercise rights, you must fill out and sign the subscription certificate and, if desired, an additional subscription form and timely deliver them to the subscription agent, together with full payment for the shares desired to be purchased. Only the holders of record of our common stock as of 5:00 p.m., New York City time, on the record date may exercise rights.

        A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription certificates to represent shares held as of the record date by their beneficial owners, upon providing the subscription agent with certain required information.

        If you own shares held in a brokerage, bank or other custodial or nominee account, in order to exercise your rights you must promptly send the proper instruction form to the nominee holding your shares. Your broker, dealer, trustee, depository for securities, custodian bank or other nominee holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise your rights. We have asked brokers, dealers, trustees, depositories for securities, custodian banks and other nominee holders of our common stock to contact the beneficial owner(s) thereof and provide them with instructions concerning the rights the beneficial owner(s) they represent are entitled to exercise.

Right to Block Exercise Due to Regulatory Issues

        The exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or non-U.S. regulatory authority for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained may be refused. We are not undertaking to advise you of any such required clearance or approval, nor to pay any expenses incurred in seeking such clearance or approval.

        No offer or sale or solicitation of any purchase of, shares is being made or undertaken in any state or other jurisdiction in which this offering is not permitted. The commencement of this offering in certain states or other jurisdictions may be delayed if necessary to comply with local laws. Shares may not be offered to residents of any state or other jurisdiction whose laws would require a change in this offering in order to carry out this offering in such state or jurisdiction.

Procedure to Exercise Rights

        Rights holders may exercise their rights by delivering to the subscription agent, at one of the addresses specified below, at or prior to 5:00 p.m., New York City time, on the expiration date, the properly completed and executed subscription certificate or certificates evidencing those rights, with any signatures guaranteed as required, together with payment in full of the subscription price for each share of common stock that you desire to purchase pursuant to your basic rights or your oversubscription rights. Except as provided below, a right will not be deemed exercised until the subscription agent receives both payment of the subscription price, including the subscription price for your entire desired oversubscription amount (if applicable), and a duly executed subscription certificate and additional subscription form in respect of any desired oversubscription amount at or prior to 5:00 p.m., New York City time, on the expiration date.

        Payment may be made only by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to "                        ."

        The subscription price will be deemed to have been received by the subscription agent only upon:

  •
  clearance of any uncertified check or

  •
  receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order.

        Uncertified personal checks used to pay the subscription price must be received by the subscription agent at least five business days before the expiration date to allow sufficient time for the check to clear. Rights holders who wish to pay the subscription price by means of uncertified personal check are urged to consider, in the alternative, payment by means of certified check, bank draft or money order.

        All funds received in payment of the subscription price shall be held by the subscription agent.

        The subscription certificates and payment of the subscription price must be delivered by mail, overnight courier or hand to the subscription agent at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

        Delivery to an address or by a method other than those set forth above does not constitute valid delivery.

        We will pay the fees and expenses of the subscription agent and have also agreed to indemnify the subscription agent from certain liabilities which it may incur in connection with the offering.

        If an exercising rights holder does not indicate the number of rights being exercised, or does not forward full payment of the aggregate subscription price for the number of rights that the rights holder indicates are being exercised, then the rights holder will be deemed to have exercised its rights with respect to the maximum number of rights that may be exercised for the aggregate payment delivered by the rights holder. If the aggregate payment delivered by the rights holder, including such rights holder's desired oversubscription amount, exceeds the product of the subscription price multiplied by the number of rights evidenced by the subscription certificate or certificates delivered by the rights holder plus such rights holder's actual oversubscription amount, any amount remaining after application of the foregoing procedures shall be returned to the rights holder promptly by mail without interest or deduction.

        As soon as practicable after the completion of the offering, shares of common stock subscribed for and issued pursuant to exercise of the rights, including actual oversubscription amounts, will be delivered to subscribers. Such shares will be issued in the same form, certificated or book-entry, as the shares of common stock held by the subscriber exercising rights for such shares.

        Unless a subscription certificate and additional subscription form, either provides that the shares to be issued pursuant to the exercise of the rights represented thereby are to be issued to the holder of such rights or is submitted for the account of an eligible institution, signatures on each subscription certificate must be guaranteed by an eligible institution.

        Persons who hold shares of common stock for the account of others, such as brokers, dealers, trustees, depositories for securities, custodian banks or other nominees should contact the respective beneficial owners of such shares as soon as possible to ascertain these beneficial owners' intentions and to obtain instructions with respect to their rights. If a beneficial owner so instructs, the record date holder of that beneficial owners' rights should complete appropriate subscription certificates and submit them to the subscription agent with the proper payment. In addition, beneficial owners of rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners' instructions. If a beneficial owner wishes to obtain a separate subscription certificate, the beneficial owner should contact the nominee as soon as possible and request that a separate subscription certificate be issued. A nominee may request any subscription certificate held by the nominee to be split into such smaller denominations as the nominee wishes, provided that the subscription certificate is received by the subscription agent, properly endorsed, at or prior to 5:00 p.m., New York City time, on the expiration date.

        The instructions accompanying the subscription certificates and additional subscription form should be read carefully and followed in detail. Subscription certificates should be sent with payment to the subscription agent.

        The method of delivery of subscription certificates, additional subscription forms, and payment of the subscription price to the subscription agent will be at your election and risk. If subscription certificates, additional subscription forms and payments are sent by mail, you are urged to send such materials by registered mail, properly insured, with return receipt requested, and you are urged to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment at or prior to 5:00 p.m., New York City time, on the expiration date. Because uncertified checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified check, bank draft or money order.

        All questions concerning the timeliness, validity, and eligibility of any exercise of rights will be determined by us, and our determination will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscription certificates and additional subscription forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither we nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the offering or not in proper form or if the acceptance thereof or the issuance of the common stock pursuant thereto could be deemed unlawful.

Information Agent

                                will act as our information agent to respond to any questions you may have regarding the mechanics of exercising your subscription rights for this offering. All questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus or the ancillary documents should be directed to the information agent at the address and telephone numbers set forth below:

        We will pay the fees and expenses of the information agent.

No Revocation

        Once you send in your subscription certificate, additional subscription form and payment, you cannot revoke the exercise of your rights.

Transferability of Rights

        Except in the limited circumstances described below, the rights are not transferable and may be exercised only by the persons to whom they are issued. Any attempt to transfer rights will render them null and void. The subsequent transfer after the record date of shares of common stock for which the rights were granted will not have any affect on the selling holder's subscription privilege in respect of any such rights.

        Notwithstanding the foregoing, your subscription rights may be transferred by operation of law; for example, a transfer of subscription rights to the estate of the recipient upon the death of the recipient would be permitted. If the subscription rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date of the rights offering.

Determination of Subscription Price

        Prior to this Offering, there has been no public market for our shares of common stock. The subscription price was established by us after considering many factors, including, without limitation, the fact that $14.00 per share was the price paid by MatlinPatterson on August 14, 2007 for the Series A preferred stock, following negotiations with a special committee of independent directors of our Board. An independent investment bank issued an opinion on August 14, 2007, indicating that the price paid by MatlinPatterson was fair to our stockholders.

        The fairness opinion considered, among other things: (1) Global's audited financial statements for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, and Global-prepared interim financial statements for the three-month periods ended March 31, 2006 and March 31, 2007; (2) World Air Holding's annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, and the World Air-prepared interim financial statements for the three-month periods ended March 31, 2006 and March 31, 2007; (3) Global's Articles of Incorporation and Bylaws; (4) conversations with certain members of the management of Global regarding the operations financial condition, future prospects and projected operations and performance of Global and regarding the common stock; (5) financial forecasts and projections prepared by the management of Global with respect to Global for the fiscal years ended December 31, 2007 through 2015, as well as the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by the management of Global to result from the Merger; (6) certain publicly available financial data for certain companies that were deemed relevant; and (7) such other financial studies, analyses and inquiries as were deemed appropriate.

        The $14.00 per share subscription price should not be considered an indication of the actual value of our common stock.

PLAN OF DISTRIBUTION

        Promptly following the effective date of the registration statement of which this prospectus forms a part, persons who were holders of common stock (other than MatlinPatterson) as of 5:00 p.m., New York City time, on                        (the record date) will be granted rights and will be distributed copies of this prospectus.

        This rights offering is being made directly by Matlin Patterson. Global will not receive any of the proceeds from the sale of the shares being sold. We will not pay any underwriting discounts or commissions, finder's fees or other remuneration in connection with the granting of the rights offered by this prospectus other than the fees and expenses paid to the subscription agent and the information agent.

        We will pay the fees and expenses of                        , the subscription agent, which are estimated to be approximately $              . We will also pay the fees and expenses of                         , the information agent, which are estimated to be approximately $              . We estimate that our total expenses in connection with the rights offering, including fees and expenses of the subscription agent and information agent, will be $                .

        Certain of our employees, officers or directors may solicit responses from you to the rights offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes the material terms of our capital stock and provisions of our amended and restated certificate of incorporation, as amended ("certificate of incorporation") and amended and restated by-laws ("by-laws"). Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and by-laws, copies of which are filed as exhibits to this Form S-1, and to the applicable provisions of the Delaware General Corporation Law, or the DGCL.

Authorized Capitalization

        As of September 30, 2007, our authorized capital stock consisted of 50,000,000 shares, as follows:

  •
  35,000,000 shares of common stock, par value $0.0001 per share, of which 29,896,855 shares were designated as Class A common stock and 10,755,688 shares were outstanding at the date of this prospectus; and

  •
  15,000,000 shares of preferred stock, par value $0.0001 per share, of which 11,507,142 shares were designated, issued and outstanding as Series A preferred stock as of the date of this prospectus.

        As of September 30, 2007, there were 1,245 holders of record of our Class A common stock and one holder of record of our Series A preferred stock.

Class A Common Stock

        Voting Rights.    The holders of our Class A common stock are entitled to one vote per share. Except as otherwise required by law, holders of Class A common stock will vote as a single class on all matters presented to the stockholders for a vote. Our certificate of incorporation and by-laws do not provide for cumulative voting with respect to the election of directors. Directors will be elected by a plurality of the votes cast in the election of directors once a quorum is present. All other matters will be decided by holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters present at the meeting or by proxy.

        Dividend Rights.    All shares of our Class A common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

        Liquidation Rights.    Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all shares of our Class A common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including our preferred stock, if any.

        Preemptive Rights.    Our by-laws provide that, prior to an initial public offering of the Company's common stock, following which our common stock is worth at least $75 million, excluding shares held by MatlinPatterson or the date on which no stockholder holds a majority of our voting equity securities or has the power to elect a majority of our board of directors, whenever the Company proposes to sell and issue (i) any shares of its common or preferred stock, (ii) any rights, options or warrants to purchase shares of its common or preferred stock or (iii) securities of any type that are or may become convertible into or exchangeable for shares of its common or preferred stock, each holder of the Company's Class A common stock shall have the right to purchase such securities in proportion to its ownership of the Company's outstanding common stock. If such preemptive rights are not exercised within a designated period of time, the Company may proceed with such sale to a third party. Certain issuances of securities by the Company, including in connection with equity compensation plans, mergers and acquisitions, stock splits and dividends, as well as issuances expressly designated by our board of directors, are exempt from these preemptive rights.

        Co-Sale Rights.    Our by-laws provide that, prior to an initial public offering of the Company's common stock, following which our common stock is worth at least $75 million, excluding shares held by MatlinPatterson or the date on which no stockholder holds a majority of our voting equity securities or has the power to elect a majority of our board of directors in the event that any holder of the Company's Class A common stock that holds at least 25% of the Company's voting stock and proposes to sell shares to a purchaser who will, by virtue of such transaction, acquire (i) shares representing 20% or more of the then-outstanding shares of the Company or (ii) the power to appoint a majority of the members of our board of directors, such holder must offer the other holders of Class A common stock the right to participate in such sale in proportion to their respective ownership percentages of the Company's common stock relative to that of all holders of Class A common stock. To the extent such rights are exercised, the number of shares that the original selling stockholder may sell in such transaction shall be correspondingly reduced.

        Other Matters.    The holders of our Class A common stock have no conversion rights and our Class A common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Preferred Stock

        Overview.    As part of the financing in connection with the merger, Global obtained additional equity by issuing 11,507,142 shares of Series A preferred stock to MatlinPatterson at a purchase price of $14.00 per share. The Series A preferred stock will be converted into common stock in connection with this offering.

        Liquidation Preference.    In the event of any liquidation or winding up of Global, holders of the Series A preferred stock are entitled to receive in preference to holders of (i) all other series of preferred stock that are junior and (ii) common stock an amount per share equal to the purchase price paid for the Series A preferred stock, plus any declared and unpaid dividends.

        Dividends.    Holders of the Series A preferred stock are entitled to receive cumulative dividends in preference to holders of common stock cumulative dividends accreting at the annual rate of 16% of the liquidation preference. In the event of a conversion, if and to the extent that the accrued and unpaid dividends as of such conversion is an amount less than $8,000,000, then $8,000,000 of accrued and unpaid dividends will be added to the liquidation preference.

        Conversion.    The Series A preferred stock is convertible into common stock at the applicable conversion price (the purchase price adjusted subject to certain anti-dilution provisions) in the following circumstances: (i) a majority of the holders of the Series A preferred stock consent to such a conversion, (ii) Global consummates an initial public offering, subject to certain conditions, and (iii) the independent members of Global's board of directors issue a notice requiring such a conversion. In connection with any conversion, the holders of the Series A preferred stock, together, shall be required to offer to each holder of common stock (that is not then a holder of Series A preferred stock) the right to purchase such holder's pro rata percentage of the purchase price of the Series A preferred stock divided by the applicable conversion price plus an oversubscription right for shares of common stock remaining after such offering.

        No other shares of our preferred stock currently are outstanding. Under our certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting or other powers or rights of holders of our Class A common stock. The issuance of preferred stock also could have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration Rights

        Our by-laws provide that if the Company proposes, in connection with a public stock offering for cash, to register under the Securities Act any equity securities owned by a holder of the Company's Class A common stock that holds at least 25% of the Company's voting stock, the Company shall offer each other holder of Class A common stock the opportunity to have its shares included in such registration, subject to certain exceptions and underwriter cutbacks.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws contain some provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions also may have the effect of delaying, deferring or preventing a future takeover or change in control unless the takeover or change in control is approved by our board of directors.

        Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

        Advance Notice Requirements for Stockholder Proposals.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide written notice of their proposal to the corporate secretary not less than 90 days nor more than 135 days prior to the anniversary date of the immediately preceding annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

        Special Meetings of Stockholders.    Our by-laws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, if any, or pursuant to a resolution approved by a majority of our board of directors, or a committee of the board of directors authorized to call such meetings.

        Authorized but Unissued Shares.    Our authorized but unissued shares of Class A common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Certain Other Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law

        Stockholder Action by Written Consent.    Pursuant to our by-laws, any action required or permitted to be taken at an annual or special stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

        Delaware "Business Combination" Statute.    We have elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the transaction is approved by the board of directors before that person becomes an "interested stockholder" or another exception is available. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute is intended to prohibit or delay the accomplishment of mergers or other takeover or change in control attempts that do not receive the prior approval of the board of directors. By virtue of our decision to elect out of the statute's provisions, the statute does not apply to us, but we could elect to be subject to Section 203 in the future by amending our certificate of incorporation.

        Amendments to Our Certificate of Incorporation and By-Laws.    Pursuant to our certificate of incorporation, our board of directors may amend our by-laws, subject to any specific limitation on such power contained in any by-laws adopted by stockholders, except that the stockholders are not entitled to amend the by-laws in a manner that would materially and adversely affect the rights of the holders of our Class A common stock unless such amendment has been approved by our board of directors. The stockholders are not entitled to amend the foregoing provision in our certificate of incorporation in a manner that would materially and adversely affect the rights of the holders of our Class A common stock unless such amendment has been approved by our board of directors.

        Limitations on Non-U.S. Citizen Ownership.    Non-U.S. citizens may not own or control more than 25% of the voting power of our outstanding capital stock entitled to vote.

        Limitations on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to purchase and maintain directors' and officers' insurance for our directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07015.

SHARES ELIGIBLE FOR FUTURE SALE

        After completion of this rights offering, based on the number of shares outstanding on September 30, 2007 and assuming full subscription (without giving effect to any rounding up of fractional rights), we will have            shares of common stock outstanding. All of these shares are freely transferable without restriction under the Securities Act unless owned or purchased by our "affiliates" (as such term is used under the Securities Act and the regulations promulgated thereunder).

        All outstanding warrants on issue will remain outstanding after the completion of the rights offering. The warrants provide the holders thereof with the right to acquire 2,709,262 shares of our common stock. These securities are deemed to be "restricted" securities by the Securities Act and may not be resold unless registered under the Securities Act or pursuant to an exemption from registration, including an exemption under Rule 144 under the Securities Act, which rules are described below.

        Warrant holders may demand registration of their securities upon the earlier to occur of (i) an underwritten public offering of common stock by Global for an aggregate price of at least $100,000,000 made pursuant to an effective registration statement under the Securities Act or (ii) Global's common stock being listed on a national securities exchange or becoming eligible for quotation in the NASDAQ market system.

        Holders of Warrants are entitled to tag-along rights to require a purchase to which Global may propose to transfer or sell its shares of common stock to purchase all or any portion of the holder's pro rata allocation of the shares proposed to be transferred or sold. These tag-along rights do not apply to a sale to the public pursuant to Rule 144 (as described below) or an effective registration statement under the Securities Act.

  Rule 144

        In general, under Rule 144 of the Securities Act as currently in effect, any person (or persons whose shares must be aggregated), including affiliates of ours, who has beneficially owned restricted securities for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of the following:

  •
  1% of the then-outstanding shares of the class of restricted securities in question; and

  •
  the average weekly reported volume of trading of the class of restricted securities in question on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed pursuant to Rule 144, subject to restrictions; and

  •
  the average weekly volume of trading of the class of restricted securities reported through the consolidated transaction reporting system, contemplated by Rule 11Aa3-1 under the Securities Exchange Act of 1934, during the four calendar weeks preceding the date on which notice of the sale is filed pursuant to Rule 144.

        Sales under Rule 144 also must be made through "brokers' transactions" or in transactions directly with a "market maker," as those terms are defined in Rule 144. In addition, sales under Rule 144 are subject to notice requirements and the availability of current public information concerning us for at least 90 days after completion of the offering.

  Rule 144(k)

        A person (or persons whose shares must be aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the volume, manner of sale, notice or public information requirements of Rule 144 described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a summary of the material U.S. federal income tax consequences of the rights offering to holders of Global common stock that hold such stock as a capital asset for United States federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only if you are a U.S. person as defined under the Code and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to holders who may be subject to special tax treatment under the Code, including, without limitation, holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, or holders who hold common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

        Moreover, this summary does not address the tax consequences of the rights offering under state, local or foreign tax laws. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE RIGHTS OFFERING TO YOU.

Issuance of the rights

        Global believes that the granting of rights to you pursuant to this rights offering should not be taxable to you, and Global will take this position for tax reporting purposes. However, the tax consequences to you of the rights offering are unclear, and it is possible the IRS would take the position that you would have ordinary taxable income upon receipt of the rights, in an amount equal to the fair market value of the rights.

        The following discussion assumes that the granting of the rights will not be taxable to you.

Exercise of the rights, basis and holding period of acquired shares

        You will not recognize any gain or loss upon the exercise of your rights. Your basis in each share of Global common stock you acquire through exercise of your rights will equal the price you paid to exercise your rights. Your holding period for the Global common stock you acquire through exercise of your rights will begin on the date you exercise your rights.

Sale or exchange of common stock

        If you sell or exchange shares of Global common stock, you will generally recognize gain or loss on the transaction. The gain or loss you recognize will be equal to the difference between the amount you realize on the transaction and your basis in the shares you sell. Such gain or loss generally will be capital gain or loss so long as you held the shares as a capital asset at the time of the sale or exchange. Gain or loss from a capital asset held for more than one year will generally be taxable as long term capital gain or loss.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU SHOULD
CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS
OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING FOREIGN, STATE AND
LOCAL INCOME AND OTHER TAX LAWS.

LEGAL MATTERS

        Certain legal matters with respect to the securities offered hereby, as well as the material U.S. federal income tax consequences of the rights offering, will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Global and its Predecessor

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of Global Aero Logistics Inc. (f/k/a New ATA Holdings Inc.) and Subsidiaries at December 31, 2006, and the ten month period ended December 31, 2006, and the consolidated financial statements of ATA Holdings Corp. and Subsidiaries (the Predecessor) at February 28, 2006, December 31, 2005, and 2004, and for the two month period ended February 28, 2006, and each of the three years ended in the period ended December 31, 2005, as set forth in their reports.

        We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

World Air Holdings

        The consolidated financial statements of World Air Holdings and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) included in this prospectus as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, included in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report appearing herein and are included in reliance upon such report given upon the authority of such firm of experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Prior to its acquisition, World Air Holdings filed and following the effectiveness of this Registration Statement on Form S-1, Global will file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like Global and World Air Holdings, who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

        We have not authorized anyone to give any information or make any representation about the transactions or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-63
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004	F-64
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-65
Notes to Consolidated Financial Statements	F-66
Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet at June 30, 2007 and December 31, 2006	F-95
Unaudited Condensed Consolidated Statements of Operations for the three months ended June 30, 2007 and 2006	F-97
Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity for the six months ended June 30, 2007 and December 31, 2006	F-98
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006	F-99
Notes to Unaudited Condensed Consolidated Financial Statements	F-100

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Global Aero Logistics Inc.

        We have audited the accompanying consolidated balance sheet of Global Aero Logistics Inc. (f/k/a New ATA Holdings Inc.) and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for the ten month period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Aero Logistics Inc. and Subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the ten month period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

                      Ernst & Young LLP

Indianapolis, Indiana
March 16, 2007,
except paragraph 2 of Note 13, as
to which the date is April 2, 2007

GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$62,209
Receivables, net of allowance for doubtful accounts—$1,808	64,520
Inventories, net	28,663
Prepaid expenses and other current assets	31,047

Total current assets	186,439
Property and equipment:
Flight equipment	77,187
Facilities and ground equipment	21,737

98,924
Accumulated depreciation	(8,977)

89,947
Restricted cash	27,696
Military contract intangible, net of amortization $4,377	48,111
Other intangibles, net of amortization $941	5,421
Deposits and other assets	12,752

$370,366

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$8,530
Current maturities of long-term debt from affiliates	2,619
Accounts payable	4,984
Air traffic liabilities	61,523
Accrued compensation and benefits	31,500
Accrued flight expenses	21,612
Other accrued expenses and current liabilities	23,673

Total current liabilities	154,441
Long-term debt, less current maturities	114,813
Long-term debt, less current maturities, from affiliates	20,700
Other deferred items	8,122

Total long-term liabilities	143,635
Commitments and contingencies
Shareholders' equity:
Common stock at par, $.0001 par value; authorized 50,000,000 shares; issued—10,710,150 shares	1
Warrants	1,434
Additional paid-in capital	107,317
Accumulated deficit	(36,462)

Total shareholders' equity	72,290

Total liabilities and shareholders' equity	$370,366

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

10 Month Period Ended December 31, 2006
Operating revenues:
Scheduled service	$332,255
Charter	288,256
Other	16,551

Total operating revenues	637,062

Operating expenses:
Fuel and oil	202,613
Salaries, wages and benefits	150,929
Aircraft rentals	69,439
Flight Costs	52,769
Handling, landing and navigation fees	48,553
Selling and marketing	36,452
Aircraft maintenance, materials and repairs	29,051
Depreciation and amortization	17,386
Asset impairments and aircraft retirements	13,476
Other	41,045

Total operating expenses	661,713

Operating loss	(24,651)
Other income (expense):
Interest income	6,154
Interest expense	(18,231)
Other	266

Other expense	(11,811)

Loss before income taxes	(36,462)
Income taxes	—

Net loss	$(36,462)

Basic and diluted earnings per common share:
Weighted Average Shares Outstanding (in thousands)	$10,753
Net loss per share	(3.39)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock	Warrants	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance as of February 28, 2006 (Predecessor Company)	$—	$—	$—	$—	$—

Allocation of New ATA Holdings Inc. reorganization value in connection with emergence from Chapter 11; 10.75 million shares of common stock	1	1,434	106,092	—	$107,527

Balance as of March 1, 2006	1	1,434	106,092	—	$107,527
Net loss	—	—	—	(36,462)	(36,462)
Stock-based compensation	—	—	1,225	—	1,225

Balance as of December 31, 2006	$1	$1,434	$107,317	$(36,462)	$72,290

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

10 Months Ended December 31, 2006
Operating activities:
Net loss	$(36,462)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,386
Asset impairments and aircraft retirements	13,476
Other non-cash items	7,459
Changes in operating assets and liabilities:
Receivables	18,694
Inventories	3,031
Prepaid expenses and other current assets	(10,579)
Accounts payable	3,729
Accrued expenses	(40,928)
Air traffic liabilities	(10,653)

Net cash used in operating activities	(34,847)

Investing activities:
Capital expenditures	(27,570)
Proceeds from sale of assets	20,561
Proceeds from sale of Investment in BATA	18,350
Additions to deposits	(3,047)
Proceeds from sales of property and equipment	395

Net cash provided by investing activities	8,689

Financing activities:
Emergence financing, net of re-payment of DIP financing	68,651
Payments on long-term debt	(19,158)
Payments on long-term debt from affiliates	(860)
Decrease in other restricted cash	3,291

Net cash provided by financing activities	51,924

Increase in cash and cash equivalents	25,766
Cash and cash equivalents, beginning of period	36,443

Cash and cash equivalents, end of period	$62,209

Supplemental disclosures:
Cash payments for:
Interest	$17,445
Income tax refunds, net	$(301)
Finance and investing activities not affecting cash:
Notes payable issued in connection with property and equipment purchase	$1,900

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AERO LOGISTICS INC. (F/K/A NEW ATA HOLDINGS INC.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Fresh-Start Reporting

        Global Aero Logistics Inc. (formerly known as New ATA Holdings Inc.) through its principal subsidiary, ATA Airlines, Inc. ("ATA") is a low cost airline providing scheduled service to more than 60 markets and charter service throughout the world to the U.S. military, independent tour operators and specialty charter customers. ATA has been operating for 33 years.

        In the fourth quarter of 2004, ATA Holdings Corp. ("Holdings" and collectively with its subsidiaries, the "Predecessor Company") and seven of its subsidiaries including ATA, C8 Airlines, Inc. ("C8") and Ambassadair Travel Club, Inc. ("Ambassadair" and collectively, with the other seven entities, the "Debtors"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana (the "Bankruptcy Court").

        Holdings, ATA, American Trans Air ExecuJet, Inc. ("ExecuJet"), ATA Cargo, Inc. ("ATA Cargo"), and ATA Leisure Corp. ("Leisure") (collectively, the "Reorganizing Debtors") received an order approving the Amended Joint Chapter 11 Plan for the Reorganizing Debtors as immaterially modified (the "Plan") on January 31, 2006. The Plan became effective on February 28, 2006 (the "Effective Date"). Holdings did not reorganize and, prior to the Effective Date a new holding company was formed ("New ATA Holdings"). ATA Cargo and Leisure were merged into ATA prior to the Effective Date. ATA, ExecuJet, ATA Cargo, and Leisure, together with their new parent companies Global Aero Logistics Inc., New ATA Investment Inc., and New ATA Acquisition Inc., are referred to collectively as the "Company" or "Successor Company." Holdings dissolved in mid-2006. The Chapter 11 cases of Ambassadair, Amber Travel and C8 continue separately.

        Upon the Effective Date, an investment agreement was executed with MatlinPatterson Global Opportunities Partners II, L.P. and/or MatlinPatterson Global Opportunities Partners (Cayman) II, L.P. (including affiliates, "MatlinPatterson" or "New Investor"). As a result, MatlinPatterson holds 69.75% of the outstanding Class A Common Stock of Global Aero Logistics Inc.

        The Plan provided for the full payment pursuant to the Bankruptcy Code of all allowed administrative and priority claims, and provided for the restructuring of the loan agreement with, and the allowed secured loan indebtedness claim of, the Air Transportation Stabilization Board ("ATSB") and other lenders (the ATSB and such other lenders collectively referred to as the "ATSB Loan Lenders"). Holders of general unsecured claims of $1.0 million or less ("Convenience Class Claims") were approved to be paid a pro rata share, based on 1.0% recovery, up to a maximum total payout of $1.5 million. Holders of general unsecured claims over $1.0 million will recover an estimated 0.57% to 0.71% of their claim in shares and warrants of Global Aero Logistics Inc. On the Effective Date, unsecured creditors receiving shares owned approximately 7.0% of the Class A Common Stock of Global Aero Logistics Inc., prior to the issuance of shares under warrants and options. This percentage does not include shares of Global Aero Logistics Inc. purchased by unsecured creditors pursuant to a rights offering which was a part of the Plan. Claim amounts can be resolved for up to 120 days after the Effective Date, unless otherwise extended by the Bankruptcy Court. There are no material unresolved claims as of December 31, 2006.

        All outstanding shares of Holdings were cancelled on the Effective Date under the Plan and pursuant to the Bankruptcy Code.

        In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code,"

("SOP 90-7"), the Company adopted fresh-start reporting as of the Effective Date. As of the Effective Date, the Company was a new reporting entity with no retained earnings or accumulated deficit.

        Fresh-start reporting reflects the value of the Company as determined in the Plan. Fresh-Start reporting required the Company to allocate its reorganization value to its assets and liabilities based upon their estimated fair value in conformity with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"). In addition, fresh-start reporting also requires that all liabilities, other than deferred taxes, be stated at the present value of amounts to be paid using appropriate interest rates. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurances that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with FAS 141, the preliminary allocation of the reorganization value is subject to additional adjustments within one year from the Effective Date to the extent that improved information on assets and liability valuations become available.

        The equity value of the Company of $107.5 million was determined pursuant to Company's Plan and the terms of the Investment Agreement and Rights Offering. Under the terms of the Investment Agreement and Rights Offering, ten million shares of the Class A Common Stock of Global Aero Logistics Inc. were issued at the Effective Date for an aggregate equity investment of $100.0 million. In addition, under the Plan, unsecured creditors of the Predecessor Company will receive approximately 753,000 shares of the Class A Common Stock of Global Aero Logistics Inc., (valued at $7,530,000) and 448,029 warrants as settlement of their pre-petition claims. These shares were valued consistently with the shares issued under the Investment Agreement and Rights Offering for the purpose of determining equity value.

        In applying fresh-start reporting, adjustments to reflect the fair value of assets and liabilities, on a net basis, and the write-off of the Predecessor Company's equity accounts resulted in a gain of $178.9 million. In addition, a gain of $1.305 billion was recorded related to the discharge of pre-petition debt and liabilities. The Company's fair value assigned to its net assets exceeded its reorganization value (defined as "excess"). In accordance with FAS 141, this excess of $6.8 million was allocated as a pro-rata reduction to the fair value assigned to certain long-lived assts including property and equipment and intangible assets.

        The effects of the Plan of Reorganization and fresh-start reporting on the Company's balance sheet were as follows (in thousands):

Fresh-Start Adjustments

	Predecessor February 28, 2006	(a) Exit Financing		(b) Reinstatment of Liabilities and Extinguisment of Debt		(c) Revaluation of Assets and Liabilities		Successor March 1, 2006
ASSETS
Current assets:
Cash and cash equivalents	$36,443	$68,651	(1)	$—		$—		$105,094
Receivables, net of allowance for doubtful accounts	82,697	—		(352	)(1)	869	(8)	83,214
Inventories, net	30,426	—		—		2,344	(1)	32,770
Assets held for sale	—	—		—		21,191	(2)	21,191
Prepaid expenses and other current assets	22,507	—		—		(2,241	)(8)	20,266

Total Current Assets	172,073	68,651		(352)		22,163		262,535

Property and Equipment:
Flight equipment	114,717	34,942	(2)	—		(88,372	)(1)	61,287
Facilities and ground equipment	121,967	—		—		(101,136	)(1)	20,831

	236,684	34,942		—		(189,508)		82,118
Accumulated depreciation	(138,089)	—		—		138,089	(1)	—

Property and equipment, net	98,595	34,942		—		(51,419)		82,118

Military contract intangible	—	—		—		52,488	(3)	52,488
Other intangibles	—	—		—		6,362	(4)	6,362
Goodwill	2,411	—		—		(2,411	)(9)	—
Prepaid aircraft rent	154	—		—		(154	)(8)	—
Investment in BATA	4,539	—		—		13,811	(5)	18,350
Restricted cash	33,960	—		—		—		33,960
Deposits and other assets	14,639	—		—		(4,934	)(8)	9,705

Total Assets	$326,371	$103,593		$(352)		$35,906		$465,518

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$652	$1,648	(3)	$3,450	(3)	$—		$5,750
Short-term debt	54,777	(54,777	)(3)	—		—		—
Accounts payable	1,255	—		—		—		1,255
Air traffic liability	58,828	—		—		13,348	(8)	72,176
Accrued expenses and other current liabilities	132,570	(579	)(3)	11,825	(2)	(26,637	)(8)	117,179

Total current liabilities	248,082	(53,708)		15,275		(13,289)		196,360
Long-term debt, less current maturities	8,058	57,473	(3)	93,500	(3)	—		159,031
Other deferred items	65,847	—		—		(63,247	)(7)	2,600
Liabilities subject to compromise	1,423,502	(172	)(3)	(1,421,307	)(1)	(2,023	)(8)	—
Shareholders' equity (deficit):
Holdings preferred stock	—	—		—		—		—
Holdings common stock	66,013	—		—		(66,013	)(6)	—
New ATA Holdings common stock	—	1	(4)	—		—		1
Holdings Treasury stock	(24,778)	—		—		24,778	(6)	—
Warrants	—	1,434	(4)	—		—		1,434
Additional paid-in capital	18,166	98,565	(4)	7,527	(4)	(18,166)	(6)	106,092
Retained earnings	(1,478,519)	—		1,304,653		173,866	(6)	—

Total shareholders' equity (deficit)	(1,419,118)	100,000		1,312,180		114,465		107,527

Total liabilities and shareholders' equity (deficit)	$326,371	$103,593		$(352)		$35,906		$465,518

(a)
Exit Financing.    This column represents the conversion of debtor-in-possession financing ("DIP Loan") from MatlinPatterson, including interest, of $34,179 into Class A Common Stock of Global Aero Logistics Inc., the additional purchase by MatlinPatterson of 40.8 million shares of Class A Common Stock of Global Aero Logistics Inc., and emergence financing from MatlinPatterson of $24,180. It also represents the $25,000 received under the Rights Offering for 2.5 million shares of Class A Common Stock of Global Aero Logistics Inc., the issuance of 448,029 warrants with an exercise price of $10.00 per share for unsecured creditors immediately exercisable and the payoff of the debtor-in-possession financing ("Southwest DIP Loan") from Southwest Airlines Co. ("Southwest") of $21,177. In addition, the column reflects the impact of ATA amending two capital leases on Boeing 757-200 aircraft on the Effective Date. The impact of these transactions is detailed below.

  (1)
  The following table reconciles the net cash received under the exit financing transactions:

Description	Amount
Purchase of 40.8 million shares of common stock at $10 per share by MatlinPatterson	$40,821
Purchase of 25.0 million shares of common stock at $10 per share under Rights Offering	25,000
Exit financing loan proceeds from MatlinPatterson	24,179
Pay-off of Southwest DIP Loan, including accrued interest	(21,349)

$68,651

  (2)
  The $34,942 represents the value of the two Boeing 757-200 aircraft in accordance with FASB Financial Accounting Standards No. 13 Accounting for leases..

  (3)
  The following table reconciles the adjustments to debt and accrued liabilities resulting from the exit financing transactions:

Description	Amount
Current portion of capital leases	$787
Current portion of emergence financing loan	861
Long-term portion of capital leases	34,154
Long-term portion of emergence financing loan	23,319
Pay-off of Southwest DIP Loan, including accrued interest	(21,349)
Conversion of DIP Loan into 34.2 million shares of common stock at $10 per share	(34,179)

$3,593

  Subsequent to exit financing, total short and long term debt was $67,831, consisting of $34,942 of capital leases, $24,179 exit financing loan from MatlinPatterson and $8,710 of other debt.

  (4)
  The following table reconciles the adjustments to the equity accounts for the exit financing transactions:

Description	Amount
Conversion of DIP Loan into 34.2 million shares of common stock at $10 per share	$34,179
Purchase of 40.8 million shares of common stock at $10 per share by MatlinPatterson	40,821
Purchase of 25.0 million shares of common stock at $10 per share under Rights Offering	25,000

$100,000

  A portion of the equity value was allocated to the warrants issued to the unsecured creditors and valued using the Black-Scholes pricing method.

(b)
Reinstatement of Liabilities and Debt Extinguishment.    This column reflects the following:

(1)
Represents the discharge of $1,421,307 of liabilities subject to compromise, net of offsetting receivables, pursuant to the Plan. Most of these claimants are only entitled to receive such distributions of cash and equity as provided under the Plan.

(2)
This adjustment reflects the reinstatement of $11,825 of estimated administrative, cure and priority claims that were unpaid as of the Effective Date. In the fourth quarter of 2006, the Company recorded a reduction of approximately $500 to the estimated administrative, cure and priority claims amount to reflect current estimates of the claims.

(3)
As of the Effective Date, ATA entered into an amended and restated loan agreement ("Restructured ATSB Loan") with the ATSB Loan Lenders. The principal amount of the Restructured ATSB Loan (being the unpaid balance of the allowed secured claim on the ATSB Loan Lenders) was $96,950. The adjustments reflect the reinstatement of the $96,950 loan on the balance sheet.

(4)
Represents the equity allocation to the unsecured creditor group of $7,527, based on 7.5 million common shares at a value of $10 per share, pursuant to the terms of the Plan of Reorganization.

(c)
Revaluation of Assets and Liabilities.    This column represents adjustments made to reflect assets and liabilities at estimated fair value including:

(1)
Represents the following:

Description	Amount
Addition to the value of inventory to reflect its estimated fair value	$4,463
Reclassification of inventory to assets held for sale	(2,119)

2,344

Reduction to the value of property and equipment to reflect its estimated fair value	(32,346)
Reclassification of the value of property and equipment to assets held for sale	(19,073)

(51,419)

$(49,075)

  (2)
  Represents reclassification of $21,191 of property and equipment to assets held for sale.

  (3)
  Represents the recognition of a $52,488 intangible asset related to the Company's contract with the U.S Government to carry military passengers. (See "Note 2—"Summary of Significant Accounting Policies")

  (4)
  Represents the recognition of $6,362 in other identifiable intangible assets. (See "Note 2—"Summary of Significant Accounting Policies")

  (5)
  Reflects an adjustment in the Company's investment in BATA Leasing LLC ("BATA"), a 50/50 joint venture with Boeing Capital Corporation—Equipment Leasing Corporation to reflect its estimated fair value, based on the value of the Boeing 727-200 aircraft in BATA. BATA subsequently sold all of its aircraft to a third-party vendor in the third quarter of 2007. The Company did not recognize a gain or loss on the sale. BATA was subsequently dissolved.

  (6)
  Reflects the elimination of the Predecessor Company's equity accounts.

  (7)
  Reflects the elimination of certain deferred gain accounts related to the Company's aircraft leases and assignment of gates at Chicago Midway Airport to Southwest.

  (8)
  Reflects an adjustment to other asset and liabilities to record reflect their fair value in accordance with FAS 141.

  (9)
  Reflects the elimination of the Predecessor Company's goodwill.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated. ATA accounted for over 99% of the Company's operating revenues for the ten-months ended December 31, 2006. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger air services.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

        Cash equivalents are carried at cost, which approximates market, and are primarily comprised of money market funds of $60.3 million and investments in U.S. Treasury repurchase agreements of $1.9 million. All cash equivalents have maturity dates of three months or less at the time of purchase.

Inventories

        Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. In accordance with fresh-start accounting, inventories were stated at fair value as of March 1, 2006. Inventories purchased after this date are recorded at average cost. The Company records an allowance for obsolescence against its aircraft parts inventory by amortizing the book value of the aircraft parts inventory, net of an estimated residual value, over the related fleet's estimated useful service life. The obsolescence allowance at December 31, 2006 was $1.1 million. Inventories are charged to expense when consumed.

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist mainly of deposits under leases or other agreements that will be returned within the next 12 months and the prepayment of goods or services to be realized in future months. Also included are deposits received in advance of certain charter flights, which are held in an escrow account until the charter service is provided. In addition to these usual components, as of December 31, 2006, the Company had $10.5 million of deposits related to its commitment to acquire seven McDonnell Douglas DC-10-30 aircraft. The Company expects these deposits to be returned once financing is completed by mid-2007. (See "Note 11—Commitments and Contingencies")

Property and Equipment

        In accordance with fresh-start accounting, property and equipment, including owned aircraft, was recorded at its fair value as of March 1, 2006. The Company records additions to property and equipment at cost. Property and equipment is depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to the Company's aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. Properties under capital leases are amortized on a straight-line basis over the life of the lease. The Company's facilities and ground equipment is generally depreciated over lives of three to seven years.

Airframe and Engine Maintenance

        The Company has an engine manufacturers' maintenance agreement for engines that power the Boeing 737-800 aircraft that provides for the Company to pay a monthly fee per engine flight hour in exchange for major overhaul and maintenance of those engines. The Company expenses the cost per flight hour under this agreement as incurred. The cost of engine overhauls for remaining fleet types, and the cost of airframe overhauls for all fleet types are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft retirement dates, for both owned and leased aircraft.

        Under certain of its aircraft and engine leases, the Company is required to make periodic maintenance reserve payments for certain future maintenance work such as engine and airframe overhauls. The Company records the payments as deposits on its balance sheet. Under certain leases, the deposits are not refundable to the Company, and the Company periodically reviews the balances of the maintenance reserve deposits and writes off any amounts that are no longer probable of being used to offset the liability for future maintenance costs. In determining whether it is probable that maintenance deposits will be used to offset the liability for future maintenance costs, the Company considers the condition of the aircraft, including but not limited to the airframe and engines and the projected future usage of the aircraft based on the Company's business and fleet plan. As of December 31, 2006, the Company had $3.0 million of maintenance reserve payments recorded as a deposit on its consolidated balance sheet as the maintenance reserve payments were refundable or it was probable that the nonrefundable payments would be used to offset the liability for future maintenance costs. In addition, in the ten months ended December 31, 2006, the Company expensed $2.3 million of nonrefundable maintenance reserve payments on certain aircraft leases where the Company determined that it was not probable that payments would be used to offset the liability for future maintenance costs.

Restricted Cash

        Restricted cash primarily consists of deposits held to secure outstanding stand-by letters of credit currently provided by the Company. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed and has classified the restricted cash as a long-term asset on the consolidated balance sheets.

Intangible Assets

        The Company has identifiable intangible assets that consist of its contract with the U.S. Government to carry military passengers, its trade name, its codeshare agreement with Southwest and its operating certificate. The Company accounts for its intangible assets in accordance with FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Definite-lived intangible assets are amortized on a straight-line basis over the estimated lives of the related assets. Indefinite-lived assets are not amortized, but instead are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. The Company recorded $5.3 million of amortization expense in 2006 and expects to record amortization expense of $5.9 million in 2007 and $5.8 million per year in 2008, 2009, 2010 and 2011.

        The following table presents information about our intangible assets at December 31, 2006:

	Asset Life	Gross Carrying Amount	Accumulated Amortization
		(Dollars in thousands)
Amortized intangible assets
Military contract	10 yrs	$52,488	$4,377
Southwest codeshare	7 yrs	3,856	459
Tradename	1 year	578	482

		$56,922	$5,318

Unamortized intangible assets
FAA Operating certificate		$1,928

Revenue Recognition

        Revenues are recognized when air transportation or other services are provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. Revenue from unused tickets is recognized upon the expiration of the ticket.

        In addition, the Company has a travel awards program, started by the Predecessor Company, that allows customers to earn points for travel on ATA. As points accumulate to certain levels, the passenger can redeem them for travel. The Company had a liability of $0.3 million at December 31, 2006, related to travel awards earned by the travel award customers but not yet redeemed. The Company accrues the estimated incremental cost of providing for free travel for awards earned under the program.

        The Company has a codeshare arrangement with Southwest. Under a codeshare arrangement, the codesharing air carriers have permission to book and sell tickets on each other's flights. The codeshare flights began on February 4, 2005. On December 14, 2005, the Bankruptcy Court approved an expanded and restated Codeshare Agreement ("Amended Codeshare Agreement"). Revenue from ATA flights sold by Southwest is also recognized when air transportation is provided.

Aircraft Lease Return Conditions

        The Company finances substantially all of its aircraft through leases accounted for as operating leases. Many of these leases require that the airframes and engines be in a specified maintenance condition upon their return to the lessor at the end of the lease. If these return conditions are not met by the Company, the leases generally require financial compensation to the lessor. When an operating lease is within five years of its initial termination date, the Company accrues ratably over that five years, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

Advertising

        The Company expenses advertising costs in the period incurred. Advertising expense was $2.3 million for the ten-month period ended December 31, 2006.

Share-Based Compensation

        The Company records stock-based compensation under the provisions of FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("FAS 123R"). Among other items, FAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The Company uses a Black-Scholes pricing model to estimate the fair value of the awards. The resulting cost is recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. See "Note 8—Stock Option Plans" for more information.

New Accounting Pronouncements

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which clarifies FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing tax benefits in the Company's financial statements and promotes consistency in recognizing and measuring the tax benefits. FIN 48 provides that tax benefits are to be recognized if the Company's tax return positions will "more likely than not" be sustained by a taxing authority. In addition, FIN 48 requires an annual disclosure in the Company's financial statements of the beginning and ending balances of unrecognized tax benefits. The Company has not yet determined the impact, if any, that adopting FIN 48 will have on the Company's results from operations or financial position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 for fiscal year 2007 that begins January 1, 2007. The Company does not expect that the adoption of FIN 48 will have a significant impact on the company's financial position and results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this Statement on its financial condition and results of operations.

3. Debt

        As of December 31, 2006, the Company's debt, including debt from affiliates, consisted of the following:

December 31, 2006
(in thousands)
Restructured ATSB loan, variable rate of LIBOR plus a margin, averaging 13.28% in 2006, payable in quarterly installments through September 2009	$79,302
MatlinPatterson Exit Loan Financing, variable rate of LIBOR plus a margin, averaging 15.28% in 2006, payable in quarterly installments through October 2009	23,319
Capital lease obligations, rate of 13.3% per annum, payable monthly	34,333
Secured note payable to institutional lender, rate of 10.0% per annum, payable in monthly installments through November 2008	673
Secured note payable to institutional lender, rate of 10.0% per annum, payable in monthly installments through February 2009	751
City of Chicago construction financing agreement, rate averaging 6.4%, payable monthly through December 2030	6,677
Secured note payable, rate of 8.0% per annum, payable monthly through June 2009	1,607

$146,662
Less current maturities of long-term debt	11,149

$135,513

        As of the Effective Date, ATA entered into an amended and restated loan agreement with the ATSB Loan Lenders which restructured the terms and payment requirements for the unpaid balance of the allowed secured claim of the ATSB Loan Lenders ("Restructured ATSB Loan"). The principal amount of the Restructured ATSB Loan (being the unpaid balance of the allowed secured claim of the ATSB Loan Lenders) was $97.0 million. The Restructured ATSB Loan has a base interest rate of LIBOR, plus 8.0% per annum, payable quarterly in arrears. The Restructured ATSB Loan matures on September 30, 2009. The Restructured ATSB Loan is guaranteed by New ATA Holdings Inc and its subsidiaries. The Restructured ATSB Loan is collateralized by substantially all unencumbered assets of ATA and the guarantors (excluding trust accounts), including, but not limited to, cash and cash equivalents, receivables, spare parts and engines, owned and unencumbered aircraft, fuel, ground support equipment, ownership interest in subsidiaries and computer systems and software licenses.

        ATA is subject to certain financial covenants under the Restructured ATSB Loan. These financial covenants include a fixed charges ratio and leverage ratio to be measured each quarter beginning March 31, 2007 and a minimum cash balance to be measured each week of the agreement. The covenant calculation for both the fixed charges and leverage ratio utilizes 12 months of operating results in the calculation, with the exception of the March 31, 2007 measurement date, which includes nine months of operating results annualized. Due to potential covenant violations for March 31 and June 30, 2007, the Company obtained an amendment to the covenants for those measurement dates. The Company's current forecast indicates that the covenants will be met at all measurement dates in 2007 taking into consideration the amendment. However, if forecasted operations are not met, the Company could potentially violate a covenant. In the case of further violations, the Company would need to work with the ATSB to obtain further amendments or waivers to the covenants. If the

Company violates future covenants and is not successful in obtaining waivers or amendments, it would be required to obtain financing from other sources.

        As of the Effective Date, MatlinPatterson provided $24.2 million of exit term loan financing to ATA. The base interest rate is LIBOR, plus 10.0% per annum, payable quarterly. Principal payments must be made semi- annually over the term of the loan and the loan matures on October 10, 2009. Quarterly interest payments were made to a total of $3.1 million for the year. ATA is subject to certain financial covenants under the loan similar to the covenants under the Restructured ATSB Loan described above.

        As of the Effective Date, ATA entered into two 15-year capital leases for Boeing 757-200 aircraft. The base interest rate, payable monthly, is 13.3% per annum. As of December 31, 2006, the aircraft have a carrying amount of $31.9 million.

        ATA has outstanding two notes payable, each collateralized by one Lockheed L-1011-500 aircraft. The loans have a combined balance of $1.4 million and the related aircraft have a combined carrying amount of $0.6 million as of December 31, 2006.

        The Company has outstanding a note payable to the City of Chicago for funds borrowed to finance construction costs for a gate extension at Midway Airport. As of December 31, 2006, the loan has a balance of $6.7 million and is secured by a letter of credit issued for the account of Southwest. In addition, ATA has issued a back-up letter of credit to Southwest.

        ATA has a secured note payable, collateralized by two aircraft engines. The loan-related aircraft engines have a combined carrying value of $0.2 million as of December 31, 2006.

        As of December 31, 2006, aggregate annual principal maturities of debt and capital leases for the five-year period ending December 31, 2011 were $11.1 million in 2007, $41.2 million in 2008, $56.6 million in 2009, $1.4 million in 2010, $1.6 million in 2011 and $34.8 million thereafter.

4. Lease Commitments

        The Company leases aircraft and aircraft engines, ground facilities, including terminal space and maintenance facilities, and ground equipment. The majority of the Company's aircraft are classified as operating leases. Total rental expense for operating leases, both aircraft and other, charged to operations for the ten months ended December 31, 2006 was $71.4 million. As of December 31, 2006, the Company had two aircraft classified as capital leases included in property and equipment representing $33.8 million of cost and $1.9 million of related accumulated depreciation.

        At December 31, 2006, scheduled future minimum lease payments under capital leases (which are for aircraft) and operating leases, including estimated lease payments related to the Company's expected acquisition of seven McDonnell Douglas DC-10-30 aircraft in 2007, having initial non-cancelable lease terms of more than one year were as follows:

		Operating Leases
	Capital Leases
		Aircraft	Non-aircraft	Total
	(in thousands)
2007	$5,400	$84,318	$3,394	$93,112
2008	5,400	89,457	3,293	98,150
2009	5,400	88,107	2,868	96,375
2010	5,400	87,146	2,391	94,937
2011	5,400	86,250	1,545	93,195
Thereafter	49,500	576,413	2,284	628,197

Total minimum lease payments	$76,500	$1,011,691	$15,775	$1,103,966

Less amount representing interest	42,167

Present value of minimum lease payments	34,333
Less current portion	880

Long-term portion	$33,453

5. Income Taxes

        The income tax expense differed from the amount obtained by applying the statutory federal income tax rate to loss before income taxes as follows:

December 31, 2006
(in thousands)
Federal Income Tax Benefit at Statutory Rate	$(12,762)
State Income Tax Benefit, net of Federal	(778)
Non-Deductible Expenses	1,618
Valuation Allowance	11,944
Other, net	(22)

Income Tax Expense (credit)	$—

        The Company has not recorded any tax benefit from its losses incurred during the ten-month period ended December 31, 2006. Net deferred tax assets have been fully reserved at December 31, 2006 due to the uncertainty of the ultimate realization of those assets. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2006 are presented below:

December 31, 2006
(in thousands)
Deferred Tax Liabilities:
Property & Equipment	$(12,503)
Intangible	(10,831)

Deferred Tax Liabilities	(23,334)
Deferred Tax Assets:
Tax Benefit of NOL Carryforwards	8,436
Capital/Operating Lease	12,841
Aircraft Deposits	1,662
Vacation Pay Accrual	3,952
Deferred Rent Expense	1,235
Prepaid Maintenance	1,273
Workers' Compensation	4,431
Allowance for Obsolescence	403
FAS 123R	459
Other Deductible Temporary Differences	586

Deferred Tax Assets	35,278
Valuation Allowance	(11,944)
Net Deferred Tax Asset/(Liability)	$—

        As of December 31, 2006, the Company had a $22.5 million federal net operating loss carryforward expiring starting in 2026.

6. Retirement Plan

        The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company's employees. In 2006, the Company elected to contribute an amount equal to 65.0% of the amount contributed by all employees to the 401(k) savings plan up to 6.0% of eligible compensation. Matching contributions expensed in the ten months ended December 31, 2006 were $3.4 million.

        The Company has a defined contribution plan for cockpit crewmember employees, the Cockpit Crewmember Money Purchase Plan, that is funded by the Company. During the bankruptcy proceedings, the cockpit crewmembers agreed to suspension of the Company's contributions to the plan through December 31, 2006, therefore no contributions were made to the plan in the ten months ended December 31, 2006. Effective January 1, 2007, the Company will reinstate contributions to the plan.

7. Earnings Per Share

        The following tables set forth the computation of basic and diluted earnings per share:

(in thousands, except per share data)	December 31, 2006
Net loss	$(36,462)
Weighted-average shares outstanding, basic	10,753
Weighted-average shares outstanding, diluted	10,753
Net loss per share, basic	$(3.39)
Net loss per share, diluted	$(3.39)

        There was no dilutive impact from the assumed exercise of stock options or warrants in the ten months ended December 31, 2006.

8. Stock Option Plans

        FAS123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.

        The Company has share-based compensation plans for officers and key employees of the Company, including the Company's Board of Directors ("Management Plans"), and a stock option plan for cockpit crewmember employees ("ALPA Plan"). Options granted under both the Management Plans and the ALPA Plan were granted with an exercise price not less than the market price at the grant date. None of the Company's grants include performance-based or market-based vesting conditions. There were no Company stock options exercisable as of December 31, 2006.

        The Black-Scholes option pricing method was used to determine the fair value of the options. This method requires the Company to make several assumptions, including risk-free interest rate, stock price volatility and expected life.

        The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of the grant.

        Stock price volatility assumptions were based upon historical volatilities of comparable airlines whose shares are traded using weekly stock price returns equivalent to the contractual term of the option. Due to its emergence from bankruptcy, historical volatility data for the Company was not considered in determining expected volatility.

        The expected life of the options was determined based upon a simplified assumption that the option will be exercised evenly from vesting to expiration under the transitional guidance of Staff Accounting Bulletin No. 107, Topic 14, Share-Based Payments.

        The weighted-average fair value of options granted in the ten months ended December 31, 2006 under the Management Plan was determined to be $3.15 based on a weighted-average risk-free interest rate of 4.71%, expected life of options of 5.81 years and an expected stock volatility of 55%.

        The dividend yield on New ATA Holdings common stock is assumed to be zero based on the Company's past policy of not awarding dividends and that it has no current plans to do so in the future. The Company anticipates no forfeiture of options due to minimal turnover being expected at the management level.

        The total intrinsic value was measured as the amount be which the fair value of the underlying stock exceeds the exercise price of a stock option on the exercise date.

        During the ten months ended December 31, 2006, $1.2 million of compensation expense was charged to operations. There was no corresponding tax benefit in 2006 related to this stock-based compensation, as the Company records a full valuation allowance against its deferred tax assets due to the uncertainty regarding the ultimate realization of those assets. As of December 31, 2006, the Company had $5.1 million of total unrecognized compensation costs related to share-based compensation arrangements. The Company expects to recognize this expense over a weighted-average period of 2.38 years.

Management Plan

        Options granted under the Management Plans vest and become fully exercisable over three or four years of continued employment, depending on the grant type, and have terms between seven and ten years. For grants under the Management Plans that are subject to graded vesting over a service period, the Company recognizes the expense on a straight-line basis over the requisite service period for the entire award. Certain options under the Management Plans provide for accelerated vesting if there is change in control (as defined in the plan).

        The table below summarizes the stock option activity pursuant to the Management Plans:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at beginning of period	—	—
Granted	2,011,334	$33.58
Exercised	—	—
Canceled	—	—

Outstanding at end of period	2,011,334	$33.58	9.6	$—

ALPA Plan

        All cockpit crewmembers employed by the Company as of September 15, 2005 were granted options with no continued employment requirement. Because there is no future employee service requirement associated with the options granted under the ALPA Plan, the Predecessor Company recognized all of the related compensation costs as of the Effective Date. Options granted under the ALPA Plan become fully exercisable over a three-year period and have a term of five years.

        The table below summarizes the stock option activity pursuant to the ALPA Plan:

	Options	Weighted- Average Exercise Price	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at beginning of period	492,339	$10.00
Granted	—	—
Exercised	—	—
Canceled	—	—

Outstanding at end of period	492,339	$10.00	4.4	$—

9. Segment Reporting

        The Company identifies its segments on the basis of similar products and services. ATA is a diversified passenger airline operating two principal businesses: a low cost airline providing scheduled service that leverages a code share agreement with Southwest Airlines, and a charter operator that focuses principally on transporting U.S. military personnel and their families to and from their overseas deployments. The scheduled service segment derives its revenues primarily from the sale of single-seat tickets to individuals on flights to predetermined destinations. The military charter segment derives its revenues primarily from the sale of all seats on an aircraft flight to either the U.S. Government or another customer. The U.S. Government or such other customer determines the destination of these flights.

        Upon emergence from Chapter 11, ATA reorganized its management structure, including designating a separate Senior Vice President of Scheduled Service operations and a Senior Vice President of Charter operations, in order to assign specific responsibility. This management change facilitated managing the two business segments separately. ATA also designated aircraft to each of these operating segments rather than continuing the practice of moving the aircraft freely between scheduled service routes and charter flights. Finally, to better manage each business segment individually, and to begin monitoring the profitability of each business segment, the Company developed a process to produce income statement information for each of the business segments on a monthly basis.

        Prior to April 1, 2006, the businesses of the Predecessor Company and the Company were managed as one segment. Separate internal reporting of expense information was not maintained to enable discrete financial information for the scheduled service and the military charter segments to be separately identifiable. Thus, the Predecessor Company, and during its first month of operations, the Company appropriately had one reportable segment under FASB Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("FAS 131"). However, prior to April 1, 2006, both Predecessor and Successor companies historically could and did report revenue from the two different sources, scheduled service and military charter service. Because of the significant organizational and procedural changes made to the airline at the time of emergence from bankruptcy and acquisition by MatlinPatterson, the Company is now able to produce discrete financial information for both the scheduled service and military charter segments subsequent to April 1, 2006.

        The Company's revenues are derived principally from customers domiciled in the United States. The most significant component of the Company's property and equipment is aircraft and related improvements and parts. All aircraft are registered in the United States. The Company therefore considers all property and equipment to be domestic.

        The U.S. Government accounts for 42.3% of consolidated revenues for the ten months ended December 31, 2006, the only customer in excess of 10%.

        Selected available financial data as of and for the ten months ended December 31, 2006 follows. The other column represents revenue and expenses for March 2006 which cannot be discretely separated between the scheduled service and military charter segments:

	Nine Months Ended December 31, 2006 Scheduled Service	Nine Months Ended December 31, 2006 Military and Commercial Charter	March 2006	Consolidated
	(in thousands)
Operating revenue	$311,325	$262,952	$62,785	$637,062
Operating expenses	330,448	264,956	66,309	661,713
Operating income (loss)	(19,123)	(2,004)	(3,524)	(24,651)
Segment assets (at December 31, 2006)	$181,409	$188,957		$370,366

10. Fleet and Related Equipment Impairment

        In November 2006, the Company executed an agreement to purchase seven McDonnell Douglas DC-10-30 aircraft ("DC-10 fleet") from a third party, along with associated engines and two spare airframes. These assets are a wide-body fleet replacement for the Company's aging and cost intensive Lockheed L-1011 aircraft ("L-1011"). The DC-10 fleet will go into service throughout 2007 and the Company expects to hold the L-1011 fleet as operational spares while transitioning to the DC-10 fleet. Past the fourth quarter of 2007, the Company has no revenue commitments for use of L-1011 time. In accordance with FASB Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), the Company determined that the estimated future undiscounted cash flows expected to be generated by the L-1011 fleet were less than the current net book value of these aircraft and the related rotable parts and inventory. Therefore these assets were impaired under FAS 144. During the fourth quarter of 2006, the Company recorded an asset impairment charge of $13.5 million to the military and commercial charter segment to reduce the carrying amount of the L-1011 aircraft and related assets to their estimated fair market value.

11. Commitments and Contingencies

Secondary Obligation on Chicago Midway Airport Property Leases

        As of the Filing Date, ATA leased 15 gates and a hangar facility from the City of Chicago at Chicago Midway Airport under a lease agreement with a termination date of December 31, 2012. While in Chapter 11 bankruptcy, ATA assigned ten of the gates and the hangar facility to Southwest in exchange for cash and debt forgiveness. In addition, ATA returned four gates to the City of Chicago. ATA remains secondarily liable for the gates and hangar facility assigned to Southwest. This position has been interpreted as a guaranty, which must be accounted for in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45").

        In accordance with FIN 45, the Company estimates the maximum potential amount of future payments (undiscounted) that could be required under this guaranty to be approximately $14.7 million as of December 31, 2006. However, the Company has estimated the fair value of the guaranty as of December 31, 2006 to be $0 due to the remote likelihood that the Company would be required to perform under the obligation and the mitigating steps that could be taken to eliminate the liability if such a need arose. As a result, the Company has not recorded a liability on the balance sheet as of December 31, 2006.

New Aircraft

        In the fourth quarter of 2006, the Company signed a definitive purchase agreement with a third party in which the Company agreed to purchase seven McDonnell Douglas DC-10-30 aircraft, two McDonnell Douglas DC-10-30 airframes, two spare engines and certain other related property. The Company received a commitment from a lessor under which the Company will assign its purchase rights and lease back the aircraft and other equipment. In addition to the assignment, the Company and lessor agreed to share in the capital investment necessary to make the fleet operational. The lease agreement requires the Company to make payments aggregating approximately $38 million over approximately six years. As of December 31, 2006, the Company had funded $10.5 million in deposits under the purchase agreement. The Company expects these deposits to be returned as aircraft become operational throughout 2007.

Other

        In its aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. ATA expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities under these aircraft leases which were entered into after its Filing or which were assumed by it, pursuant to the Bankruptcy Code.

        Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints that are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

12. Selected Supplemental Quarterly Data (Unaudited)

	One Month Ended March 31, 2006	Three Months Ended June 30, 2006	Three Months Ended September 30, 2006	Three Months Ended December 31, 2006
	(In thousands)
Operating revenues	$62,785	$193,755	$214,855	$165,667
Operating expenses	66,309	194,972	210,597	189,835

Operating income (loss)	(3,524)	(1,217)	4,258	(24,168)
Other expenses	(1,309)	(3,804)	(3,770)	(2,928)

Income (loss) before income taxes	(4,833)	(5,021)	488	(27,096)

Net income (loss)	$(4,833)	$(5,021)	$488	$(27,096)

13. Subsequent Events

        On January 16, 2007, ATA entered into a loan agreement with MatlinPatterson under which ATA borrowed $28.0 million. The loan matures in January 2008, at which time the full amount of the principal is due. The base interest rate is LIBOR, plus 10.0% per annum, payable on the loan maturity date. ATA is subject to certain financial covenants under the loan.

        On April 2, 2007, the Company changed its name from New ATA Holdings Inc. to Global Aero Logistics Inc.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	June 30 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$58,007	$62,209
Receivables, net of allowance for doubtful accounts 2007—$1,816; 2006—$1,808	110,739	64,520
Inventories, net	29,822	28,663
Prepaid expenses and other current assets	29,505	31,047

Total current assets	228,073	186,439
Property and equipment:
Flight equipment	83,388	77,187
Facilities and ground equipment	22,724	21,737

	106,112	98,924
Accumulated depreciation	(16,729)	(8,977)

	89,383	89,947
Restricted cash	24,605	27,696
Military contract intangible, net of amortization 2007—$7,003; 2006—$4,377	45,485	48,111
Other intangibles, net of amortization 2007—$1,313; 2006—$941	5,049	5,421
Deposits and other assets	12,389	12,752

Total assets	$404,984	$370,366

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$24,166	$8,530
Current maturities of long-term debt from affiliates	34,484	2,619
Accounts payable	4,998	4,984
Air traffic liabilities	113,582	61,523
Accrued compensation and benefits	31,646	31,500
Accrued flight expenses	15,625	21,612
Other accrued expenses and current liabilities	29,504	23,673

Total current liabilities	254,005	154,441
Long-term debt, less current maturities	98,592	114,813
Long-term debt, less current maturities from affiliates	16,834	20,700
Other deferred items	8,315	8,122

Total long-term liabilities	123,741	143,635
Commitments and Contingencies
Shareholders' equity:
Common Stock at par, $.0001 par value; authorized 50,000,000 shares; issued—2007—10,712,549 shares; 2006—10,710,150 shares	1	1
Warrants	1,434	1,434
Additional paid in capital	108,320	107,317
Accumulated deficit	(82,517)	(36,462)

Total shareholders' equity	27,238	72,290

Total liabilities and shareholders' equity	$404,984	$370,366

See accompanying notes.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

				Four Months Ended June 30, 2006	Predecessor Two Months Ended February 28, 2006
	Three Months Ended June 30,		Six Months Ended June 30, 2007
	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues:
Scheduled service	$96,692	$101,250	$172,163	$133,226	$53,527
Charter	79,813	87,723	160,712	116,185	58,753
Other	4,159	4,782	7,938	7,129	2,771

Total operating revenues	180,664	193,755	340,813	256,540	115,051

Operating expenses:
Fuel and oil	59,107	62,092	113,428	80,457	37,086
Salaries, wages and benefits	44,058	46,870	88,704	64,809	36,066
Aircraft rentals	20,680	20,887	41,460	27,873	16,181
Flight costs	14,264	12,156	28,861	16,901	11,488
Aircraft maintenance, materials and repairs	12,394	7,106	22,627	9,924	3,103
Handling, landing and navigation fees	10,988	15,712	25,533	19,226	8,077
Selling and marketing	10,204	10,508	18,974	14,250	7,624
Depreciation and amortization	6,225	4,632	11,773	6,147	5,219
Asset impairments and aircraft retirements	3,023	—	3,649	—	—
Other	10,785	15,009	23,921	21,694	10,197

Total operating expenses	191,728	194,972	378,930	261,281	135,041

Operating loss	(11,064)	(1,217)	(38,117)	(4,741)	(19,990)
Other income (expense):
Interest Income	2,202	1,774	4,026	2,365	397
Interest Expense	(6,211)	(5,626)	(12,136)	(7,550)	(4,666)
Other	140	48	172	72	(233)
Reorganization items, net	—	—	—	—	1,456,000

Other income (expense)	(3,869)	(3,804)	(7,938)	(5,113)	1,451,498

Income (loss) before income taxes	(14,933)	(5,021)	(46,055)	(9,854)	1,431,508
Income taxes	—	—	—	—	—

Net income (loss)	$(14,933)	(5,021)	(46,055)	(9,854)	$1,431,508

Basic and diluted earnings per common share:
Weighted Average Shares Outstanding (in thousands)	10,756	10,753	10,755	10,753
Net loss per share	(1.39)	(0.47)	$(4.28)	$(0.92)

See accompanying notes.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock	Warrants	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance as of December 31, 2006	$1	$1,434	$107,317	$(36,462)	$72,290

Net loss	—	—	—	(31,122)	(31,122)
Stock-based compensation	—	—	420	—	420

Balance as of March 31, 2007 (unaudited)	$1	$1,434	$107,737	$(67,584)	$41,588

Net loss	—	—	—	(14,933)	(14,933)
Stock-based compensation	—	—	583	—	583

Balance as of June 30, 2007 (unaudited)	$1	$1,434	$108,320	$(82,517)	$27,238

See accompanying notes.

GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Six Months Ended June 30, 2007	Four Months Ended June 30, 2006	Predecessor Two Months Ended February 28, 2006
Operating activities:
Net loss before reorganization items	$(46,055)	$(9,854)	$(24,492)
Adjustments to reconcile net loss before reorganization items to net cash used in operating activities:
Depreciation and amortization	11,773	6,148	5,219
Asset impairments and aircraft retirements	3,649	—	—
Other non-cash items	1,351	1,151	4,275
Changes in operating assets and liabilities:
Receivables	(46,219)	(13,256)	7,242
Inventories	(1,878)	(848)	574
Prepaid expenses and other current assets	757	(9,035)	6,633
Accounts payable	14	1,554	(4,303)
Accrued expenses and other current assets	(715)	(24,447)	(3,139)
Liabilities subject to compromise	—	—	(16,396)
Air traffic liabilities	52,059	8,165	4,810

Net cash used in operating activities	(25,264)	(42,422)	(19,577)

Reorganization activities:
Reorganization items, net	—	—	1,456,000
Discharge of claims and liabilities	—	—	(1,304,653)
Valuation adjustments	—	—	(178,895)
Receivables	—	—	(48)
Prepaid expenses and other current assets	—	—	92
Accrued expenses	—	—	6,822
Liabilities subject to compromise	—	—	(9,570)
Other non-cash items	—	—	11,522
Reductions to other assets	—	—	12,716

Net cash used in reorganization activities	—	—	(6,014)

Investing activities:
Capital expenditures	(9,678)	(2,346)	(8,447)
Additions to deposits	(491)	2,655)	(2,462)
Proceeds from sales of property and equipment	344	318	503

Net cash provided by (used in) investing activities	(9,825)	627	(10,406)

Financing activities:
Emergence Financing, net of repayment of DIP financing	—	68,651	—
Proceeds from long-term debt from affiliates	28,000		—
Payments on long-term debt	(991)	(501)	—
Increase (decrease) in other restricted cash	3,878	4,006	(6,777)

Net cash provided by (used in) financing activities	30,887	72,156	(6,777)

Increase (decrease) in cash and cash equivalents	(4,202)	30,361	(42,774)
Cash and cash equivalents, beginning of period	62,209	36,443	79,217

Cash and cash equivalents, end of period	$58,007	$66,804	$36,443

Supplemental disclosures:
Cash payments for:
Interest	$9,688	$7,235	$985
Income tax payments, net	$10	$26	$1

See accompanying notes.

Global Aero Logistics Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of Presentation

        Global Aero Logistics Inc. (collectively with its subsidiaries, the "Company" or "Successor Company"), formerly New ATA Holdings Inc., through its principal subsidiary, ATA Airlines, Inc. ("ATA") is a low cost airline providing scheduled service to more than 60 markets and charter service throughout the world to the U.S. military, independent tour operators and specialty charter customers. ATA has been operating for 33 years.

        The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the Company's interim financial position and operating results. For further information, refer to the consolidated financial statements and footnotes for the ten months ended December 31, 2006.

        The Company's predecessor emerged from Chapter 11 bankruptcy protection on February 28, 2006. Upon emergence, the Company adopted fresh-start reporting in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7"). As a result, the financial statements presented for periods prior to March 1, 2006 are not comparable with the financial statements for periods on or after March 1, 2006.

2. Earnings Per Share

        The following tables set forth the computation of basic and diluted earnings per share:

(in thousands, except per share data)	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006
	(Unaudited)
Net loss	(14,933)	(5,021)
Weighted-average shares outstanding, basic	10,756	10,753
Weighted-average shares outstanding, diluted	10,756	10,753
Net loss per share, basic	(1.39)	(0.47)
Net loss per share, diluted	(1.39)	(0.47)
(in thousands, except per share data)	Six Months Ended June 30, 2007	Four Months Ended June 30, 2006
	(Unaudited)
Net loss	(46,055)	(9,854)
Weighted-average shares outstanding, basic	10,755	10,753
Weighted-average shares outstanding, diluted	10,755	10,753
Net loss per share, basic	(4.28)	(0.92)
Net loss per share, diluted	(4.28)	(0.92)

        The impact of 128,008 incremental shares from the assumed exercise of warrants were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2007 because their effect would be anti-dilutive. In addition, the impact of 297,525 employee stock options has been excluded for the computation of diluted earnings per share for the three and six months ended June 30, 2007 because their effect would be anti-dilutive.

        Comparative data is not shown for the Company's predecessor for the two months ended February 28, 2006 as those shares were canceled upon emergence from bankruptcy.

3. Segment Reporting

        The Company identifies its segments on the basis of similar products and services. ATA is a diversified passenger airline operating two principal businesses: a low cost airline providing scheduled service which leverages a code share agreement with Southwest Airlines, and a charter operator which focuses principally on transporting U.S. military personnel and their families to and from their overseas deployments. The scheduled service segment derives its revenues primarily from the sale of single-seat tickets to individuals on flights to predetermined destinations. The military charter segment derives its revenues primarily from the sale of all seats on an aircraft flight to either the U.S. Government or other customer. The U.S. Government or other customer determines the destination of these flights.

        Upon emergence from Chapter 11, ATA reorganized its management structure including designating a separate Senior Vice President of Scheduled Service operations and a Senior Vice President of Charter operations—in order to assign specific responsibility. This management change facilitated managing the two business segments separately. ATA also designated aircraft to each of these operating segments rather than continuing the practice of moving the aircraft freely between scheduled service routes and charter flights. Finally, to better manage each business segment individually, and to begin monitoring the profitability of each business segment, the Company developed a process to produce income statement information for each of the business segments on a monthly basis.

        Prior to April 1, 2006, the businesses of the predecessor company and the Company were managed as one segment. Separate internal reporting of expense information was not maintained to enable discrete financial information for the scheduled service and the military charter segments to be separately identifiable. Thus, the predecessor company, and during its first month of operations, the Company appropriately had one reportable segment under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("FAS 131"). However, prior to April 1, 2006, both predecessor and successor companies historically could and did report revenue from the two different sources, scheduled service and military charter service. Because of the significant organizational and procedural changes made to the airline at the time of emergence from bankruptcy and acquisition by MatlinPatterson ATA Holdings LLC ("MatlinPatterson"), the Company is now able to produce discrete financial information for both the scheduled service and military charter segments subsequent to April 1, 2006.

        Selected available financial data for the three months ended June 30, 2007 and 2006 and for the six months ended June 30, 2007 follows. Comparative information is not presented for the six months ended June 30, 2006 because the financial data cannot be discretely separated between scheduled service and military charter segments for the three months ended March 31, 2006.

	Three Months Ended June 30, 2007 Scheduled Service	Three Months Ended June 30, 2007 Military Charter	Consolidated	Three Months Ended June 30, 2007 Scheduled Service	Three Months Ended June 30, 2007 Military Charter	Consolidated
		(in thousands) (unaudited)			(in thousands) (unaudited)
Operating revenue	$100,339	$80,325	$180,664	$104,627	$89,128	$193,755
Operating expenses	116,837	74,891	$191,728	110,462	84,510	$194,972
Operating income (loss)	(16,498)	5,434	$(11,064)	(5,835)	4,618	$(1,217)
	Six Months Ended June 30, 2007 Scheduled Service	Six Months Ended June 30, 2007 Military Charter	Consolidated
		(in thousands) (unaudited)
Operating revenue	$179,476	$161,337	$340,813
Operating expenses	226,138	152,792	$378,930
Operating income (loss)	(46,662)	8,545	$(38,117)

4. Commitments and Contingencies

        In the fourth quarter of 2006, the Company signed a definitive purchase agreement with a third party in which the Company agreed to purchase seven McDonnell Douglas DC-10-30 aircraft, two McDonnell Douglas DC-10-30 airframes, two spare engines, and certain other related property. The Company received a commitment from a lessor under which the Company will assign its purchase rights, and lease back the aircraft and other equipment. In addition to the assignment, the Company and lessor agreed to share in the capital investment necessary to make the fleet operational. Definitive lease agreements for each of the seven aircraft were signed during the first half of 2007. The lease agreements require the Company to make payments aggregating approximately $38 million over approximately six years. The Company was required to make security deposits related to these aircraft, and as of June 30, 2007, all of the security deposits had been returned to the Company. As of June 30, 2007, one of these aircraft was in revenue service.

5. New Accounting Pronouncements

        In June of 2006, FASB discussed and ratified the Emerging Issues Task Force ("EITF") consensus on EITF 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), ("EITF 06-3"). The scope of this ratification includes any tax assessed by a governmental authority that is both imposed on and concurrent with specific revenue-producing transactions between a seller and a customer, and presented on either a gross or net basis. For such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements if those amounts are significant. EITF 06-3 is effective to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted the ratified EITF 06-3 on January 1, 2007. The Company collects various excise taxes on ticket sales, which are accounted for on a net basis.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which clarifies FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing tax benefits in the Company's financial statements and promotes consistency in recognizing and measuring the tax benefits. The Company is subject to the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has identified its federal tax return and its state and local tax returns in Arizona, California, Hawaii, Illinois, Indiana, New York City, New York State, Texas and Virginia as significant tax jurisdictions.

        The Company and its predecessor's income tax returns for tax years after 2002 remain subject to examination by the Internal Revenue Service and the state and local taxing jurisdictions. However, the taxing jurisdictions are precluded from collecting any potential income tax liabilities found under audit for periods prior to the January 31, 2006 confirmation date of the predecessor's plan of reorganization. In addition, the Company believes that the income tax filing positions and deductions on all previously filed income tax returns by the Company and its predecessors would be sustained on audit.

        Based on these circumstances, the Company has not recorded any reserves for uncertain income tax positions pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

        The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. Penalties are recorded in other expense and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of operations. For the third quarter and six months ended June 30, 2007, the Company did not record any penalties, interest expense or interest income related to income tax audits.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and earlier application is allowed under certain circumstances. Any amounts recognized upon adoption, as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. The Company has not yet determined the impact of this Statement on its financial condition and results of operations.

6. Subsequent Events

        On April 5, 2007, the Company entered into an agreement and plan of merger with Hugo Acquisition Corp., a Delaware corporation and the Company's wholly owned subsidiary, and World Air Holdings, Inc. ("World"), a Delaware corporation, whereby Hugo Acquisition Corp. will merge with and into World, with World as the surviving corporation and the Company's indirect wholly owned subsidiary. The board of directors of each company unanimously approved the merger agreement. The stockholders of World Air Holdings approved adoption of the merger agreement on July 18, 2007. On August 14, 2007, the merger transaction was consummated. Each outstanding share of common stock of World was converted into the right to receive $12.50 in cash, resulting in an aggregate purchase price of approximately $313 million. World has two airline subsidiaries: World Airways, Inc. and North American Airlines, Inc. Following the consummation of the merger, the Company will operate three independent airlines under one umbrella: World Airways, North American Airlines and ATA Airlines.

        In order to fund the acquisition of World pursuant to the merger agreement, on August 14, 2007, the Company's subsidiary, New ATA Acquisition Inc., entered into a $340.0 million senior secured payment-in-kind (PIK) term loan agreement with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Term Loan"), which matures one year from the date of issuance, and bears interest annually at LIBOR, plus a margin. The Company expects the Term Loan to be converted into notes due in 2015. The Term Loan is secured by a significant portion of the Company's unencumbered assets. The issuers of the Term Loan received approximately 2.3 million warrants with an exercise price of $0.01 per share immediately exercisable. In addition, the Company issued $161.1 million of Series A Preferred Convertible Stock (the "Series A preferred stock") to MatlinPatterson with an annual cumulative dividend rate of 16.0% payable in common stock upon conversion. The Series A preferred stock is convertible into common stock of the Company. Upon conversion of the Series A preferred stock to common stock (the "Conversion Shares"), MatlinPatterson is required to complete a rights offering to common stock holders of the Company's common stock to purchase a pro rata share of the Conversion Shares at a price per share equal to the conversion price.

        On August 14, 2007, using funds from the Term Loan and Series A preferred stock, the Company paid off a $81.6 million loan, including accrued interest and a prepayment premium, which was partially guaranteed by Air Transportation Stabilization Board. In addition, the Company paid off its two loans from MatlinPatterson totaling $54.3 million, including accrued interest.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ATA Holdings Corp.

        We have audited the accompanying consolidated balance sheets of ATA Holdings Corp. and Subsidiaries (Debtor and Debtors-in-Possession as of October 26, 2004) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the two month period ended February 28, 2006 and for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATA Holdings Corp. and Subsidiaries (Debtor and Debtors-in-Possession as of October 26, 2004) at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the two month period ended February 28, 2006 and for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

                                                                                        Ernst & Young LLP

Indianapolis, Indiana
March 16, 2007

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$79,217	$139,652
Receivables, net of allowance for doubtful accounts 2005—$4,937 2004—$2,608	89,891	118,807
Inventories, net	31,364	43,802
Prepaid expenses and other	29,067	39,160

Total current assets	229,539	341,421
Property and equipment:
Flight equipment	142,488	198,888
Facilities and ground equipment	123,361	147,420

	265,849	346,308
Accumulated depreciation	(164,582)	(163,549)

	101,267	182,759
Restricted cash	27,348	32,355
Goodwill	2,411	8,488
Prepaid aircraft rent	154	52,031
Investments in BATA	4,808	6,930
Deposits and other assets	23,923	27,081

Total assets	$389,450	$651,065

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Short-term debt	$54,600	$41,000
Accounts payable	5,558	7,563
Air traffic liabilities	54,018	89,887
Accrued compensation and benefits	38,708	51,312
Accrued flight expenses	25,787	19,917
Accrued expenses	64,392	50,802

Total current liabilities	243,063	260,481
Other deferred items	47,083	31,464
Liabilities subject to compromise	1,475,447	1,279,676
Commitments and contingencies
Shareholders' equity (deficit):
Preferred stock, authorized 9,999,200 shares; none issued	—	—
Common stock, without par value; authorized 30,000,000 shares; issued—13,535,727 2005 and 2004	66,013	66,013
Treasury stock; 1,711,440 shares—2005; 1,711,440 shares—2004	(24,778)	(24,778)
Additional paid-in capital	18,166	18,166
Accumulated deficit	(1,435,544)	(979,957)

Total shareholders' deficit	(1,376,143)	(920,556)

Total liabilities and shareholders' deficit	$389,450	$651,065

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004	2003
Operating revenues:
Scheduled service	$53,527	$635,232	$1,099,944	$1,085,420
Charter	58,753	408,714	358,870	366,207
Other	2,771	48,355	73,757	66,906

Total operating revenues	115,051	1,092,301	1,532,571	1,518,533

Operating expenses:
Fuel and oil	37,086	322,094	368,273	276,057
Salaries, wages and benefits	36,066	281,791	422,430	399,622
Aircraft rentals	16,181	148,614	242,602	226,559
Flight costs	11,488	82,243	100,327	105,055
Handling, landing and navigation fees	8,077	89,453	119,963	113,781
Selling and marketing	7,624	66,050	111,041	110,527
Depreciation and amortization	5,219	36,270	52,013	56,729
Aircraft maintenance, materials and repairs	3,103	44,801	74,992	45,741
U.S. Government grants	—	—	—	(37,156)
Asset impairments and aircraft retirements	—	403	7,887	5,288)
Other	10,197	101,973	133,206	138,789

Total operating expenses	135,041	1,173,692	1,632,734	1,440,992

Operating income (loss)	(19,990)	(81,391)	(100,163)	77,541
Other income (expense):
Reorganization items, net	1,456,000	(369,632)	(638,479)	—
Interest income	397	2,467	2,283	2,878
Interest expense	(4,666)	(6,235)	(51,145)	(56,324)
Loss on extinguishment of debt	—	—	(27,314)	—
Other	(233)	(796)	(911)	(2,350)

Other income (expense)	1,451,498	(374,196)	(715,566)	(55,796)

Income (loss) before income taxes	1,431,508	(455,587)	(815,729)	21,745
Income taxes	—	—	—	1,311

Net income (loss)	1,431,508	(455,587)	(815,729)	20,434
Preferred stock dividends	—		(1,125)	(4,642)

Income (loss) available to common shareholders	$1,431,508	$(455,587)	$(816,854)	$15,792

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(Dollars in thousands)

	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance as of December 31, 2002	$65,290	$(24,778)	$18,374	$(178,895)	$(120,009)

Net income	—	—	—	20,434	20,434
Stock options exercised	421	—	(211)	—	210
Accrued preferred stock dividends	—	—	—	(4,642)	(4,642)

Balance as of December 31, 2003	$65,711	$(24,778)	$18,163	$(163,103)	$(104,007)

Net loss	—	—	—	(815,729)	(815,729)
Stock options exercised	302	—	3	—	305
Preferred stock dividends	—	—	—	(1,125)	(1,125)

Balance as of December 31, 2004	$66,013	$(24,778)	$18,166	$(979,957)	$(920,556)

Net loss	—	—	—	(455,587)	(455,587)

Balance as of December 31, 2005	$66,013	$(24,778)	$18,166	$(1,435,544)	$(1,376,143)

Net loss from January 1 to February 28, 2006				(52,040)	(52,040)
Elimination of non-emerging subsidiaries				9,065	9,065
Discharge of claims and liabilities				1,304,653	1,304,653
Revaluation of assets and liabilities and elimination of common stock, treasury stock, and additional paid-in-capital	(66,013)	24,778	(18,166)	178,895	119,494
Elimination of accumulated deficit				(5,029)	(5,029)

Balance as of February 28, 2006	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004	2003
Operating activities:
Net income (Loss) before reorganization expenses	$(24,492)	$(85,955)	$(177,250)	$20,434
Adjustments to reconcile net income (loss) before reorganization expenses to net cash provided by (used in) operating activities:
Depreciation and amortization	5,219	36,270	52,013	56,729
Loss on extinguishment of debt	—	—	27,314	—
Asset impairments and aircraft retirements	—	403	7,887	5,288
Other non-cash items	4,275	(1,136)	23,697	31,686
Changes in operating assets and liabilities:
Receivables	7,242	29,667	(62)	(32,368)
Inventories	574	6,535	(5,322)	38
Prepaid expenses and other current assets	6,633	2,797	(8,348)	17,808
Accounts payable	(4,303)	(2,005)	5,811	1,639
Air traffic liabilities	4,810	(35,869)	(12,944)	8,138
Liabilities subject to compromise	(16,396)	(19,027)	(14,126)	—
Accrued expenses	(3,139)	1,310	55,130	(15,613)
Other deferred items	—	—	20,000	—

Net cash provided by (used in) operating activities	(19,577)	(67,010)	(26,200)	93,779

Reorganization activities:
Reorganization expenses, net	1,456,000	(369,632)	(638,479)	—
Discharge of claims and liabilities	(1,304,653)	—	—	—
Valuation adjustments	(178,895)	—	—	—
Impairment losses, reported as reorganization items	—	29,496	44,499	—
Prepaid expenses and other current assets	92	16,723	(4,395)	—
Liabilities subject to compromise	(9,570)	206,363	507,311	—
Accrued expenses	6,822	3,551	6,710	—
Other non-cash items	11,522	27,639	17,459	—
Proceeds from Debtor-in-Possession financing	—	30,000	56,500	—
Payments on Debtor-in-Possession financing	—	—	(15,500)	—
Proceeds from sales of property and equipment	—	8,800	34,000	—
Receivables	(48)	(751)	—	—
Noncurrent prepaid aircraft rent	—	66,120	58,089	—
Reductions to other assets	12,716	—	—	—

Net cash provided by (used in) reorganization activities	(6,014)	18,309	66,194	—

Investing activities:
Aircraft pre-delivery deposits	—	—	—	16,582
Capital expenditures	(8,447)	(22,884)	(26,660)	(42,534)
Noncurrent prepaid aircraft rent	—	1,587	33,968	(75,260)
(Additions) reductions to other assets	(2,462)	(1,052)	(7,339)	2,206
Proceeds from sales of property and equipment	503	3,618	562	312

Net cash provided by (used in) investing activities	(10,406)	(18,731)	531	(98,694)

Financing activities:
Preferred stock dividends	—	—	(9,987)	—
Payments on short-term debt	—	—	—	(8,384)
Proceeds from long-term debt	—	—	1,500	5,729
Payments on long-term debt and exchange offers	—	—	(64,313)	(14,215)
(Increase) decrease in other restricted cash	(6,777)	6,997	10,978	(17,941)
Proceeds from stock option exercises	—	—	305	210

Net cash provided by (used in) financing activities	(6,777)	6,997	(61,517)	(34,601)

Decrease in cash and cash equivalents	(42,774)	(60,435)	(20,992)	(39,516)
Cash and cash equivalents, beginning of period	79,217	139,652	160,644	200,160

Cash and cash equivalents, end of period	$36,443	$79,217	$139,652	$160,644

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Period from January 1 to February 28, 2006	Year Ended December 31,
		2005	2004	2003
Supplemental disclosures:
Cash payments for:
Interest	$985	$4,253	$42,575	$47,088
Income taxes (refunds), net	$1	$(948)	$(6,502)	$(10,992)
Financing and investing activities not affecting cash:
Accrued capitalized interest	$—	$—	$491	$343
Exchange of debtor-in-possession debt for leasehold interest	$—	$20,000	$—	$—
Accrued preferred stock dividends	$—	$—	$375	$4,642

The accompanying notes are an integral part of these consolidated financial statements.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Chapter 11 Filing and Status

        Chapter 11 Reorganization.    On October 26, 2004 (the "Petition Date"), ATA Holdings Corp. ("Holdings" and collectively with its subsidiaries, the "Company") and seven of its subsidiaries including ATA Airlines, Inc. ("ATA"), C8 Airlines, Inc., formally known as Chicago Express Airlines, Inc. ("C8"), and Ambassadair Travel Club, Inc. ("Ambassadair" and, collectively with the other seven entities, the "Debtors") filed voluntary petitions for relief (the "Filing") under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana (the "Bankruptcy Court"). During the term of the Chapter 11 cases, the Debtors continued to operate their respective businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and applicable provisions of the Bankruptcy Code and applicable court orders. However, certain assets of C8, Ambassadair and Amber Travel, Inc. ("Amber") (collectively, the "Liquidating Debtors") were sold by the Liquidating Debtors in 2005, and each of the Liquidating Debtors ceased business operations.

        Holdings, ATA, American Trans Air ExecuJet, Inc. ("ExecuJet"), ATA Cargo, Inc. ("ATA Cargo"), and ATA Leisure Corp. ("Leisure") (collectively, the "Reorganizing Debtors") received an order approving the Amended Joint Chapter 11 Plan for the Reorganizing Debtors as immaterially modified (the "Plan") on January 31, 2006. The Plan became effective on February 28, 2006 (the "Effective Date"). Holdings is not reorganizing and, prior to the Effective Date, a new holding company was formed ("New ATA Holdings"). ATA, Execujet, ATA Cargo and Leisure, together with their new parent companies, New ATA Holdings Inc., New ATA Investment Inc. and New ATA Acquisition Inc., are referred to collectively as the "Reorganized Company." ATA Cargo and Leisure were merged into ATA prior to the Effective Date. In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," ("SOP 90-7"), the Reorganized Company adopted fresh- start reporting as of the Effective Date. Among other items, SOP 90-7 requires a company to value its assets, liabilities and equity at fair value and the excess of the reorganization value over tangible assets and identifiable intangible assets, if any, will be reflected as goodwill on the balance sheet.

        The Plan was formulated based upon the substantive consolidation of the estates of Holdings, ATA Cargo, ExecuJet and Leisure into the estate of ATA (the "Consolidated Estates") for all purposes under the Plan, including voting, confirmation and distribution. The Plan divided claims and interests against the Consolidated Estates into classes according to their similarity. Claims and interests within a class are treated the same unless the holder of a particular claim or interest agreed to a less favorable treatment of its claim or interest. Among other things, the Plan provided for the full payment pursuant to the Bankruptcy Code of all allowed administrative and priority claims, and provided for the restructuring of the loan agreement with, and the allowed secured loan indebtedness claim of, the Air Transportation Stabilization Board ("ATSB") and other lenders (the ATSB and such other lenders collectively referred to as the "ATSB Loan Lenders"). Holders of general unsecured claims of $1.0 million or less ("Convenience Class Claims") will be paid a pro rata share, based on 1.0% recovery, up to a maximum total payout of $1.5 million. Holders of general unsecured claims over $1.0 million will recover an estimated 0.57% to 0.71% of their claim in shares and warrants of New ATA Holdings. On the Effective Date, unsecured creditors receiving shares owned approximately 7.0% of the Class A Common Stock of New ATA Holdings, prior to the issuance of shares under warrants and options. This percentage does not include shares of New ATA Holdings purchased by unsecured creditors pursuant to a rights offering that was a part of the Plan. Claim amounts can be resolved for up to 120 days after the Effective Date, unless otherwise extended by the Bankruptcy Court.

        All outstanding shares of Holdings were cancelled on the Effective Date under the Plan and pursuant to the Bankruptcy Code.

        The Chapter 11 cases of the Liquidating Debtors continue separately.

        MatlinPatterson Financing Commitment.    On November 10, 2005, the Company filed with the Bankruptcy Court a motion to approve a commitment letter with MatlinPatterson Global Opportunities Partners II, L.P. and/or MatlinPatterson Global Opportunities Partners (Cayman) II, L.P. (including affiliates, "MatlinPatterson" or "New Investor"), for debtor-in-possession financing ("DIP") of $30.0 million ("MatlinPatterson DIP") and the execution of an investment agreement (the "New Investor Bid"). Under the New Investor Bid, MatlinPatterson or funding designees would invest up to $70.0 million in equity in New ATA Holdings upon ATA's emergence from its Chapter 11 case. Under the New Investor Bid and the Plan, general unsecured creditors who qualified were provided an opportunity to purchase up to $25.0 million of the equity, subject to the New Investor purchase commitment, at the same price to be paid by the New Investor (the "Rights Offering"). The Rights Offering was fully subscribed. On December 16, 2005, the Bankruptcy Court approved the commitment letter and the $30.0 million MatlinPatterson DIP was closed and funded on December 28, 2005. A funding fee of $3.6 million was treated as a principal advance under the MatlinPatterson DIP. The MatlinPatterson DIP had a base interest rate of 10% per annum, payable on the maturity date which was the earliest of (i) March 31, 2006, (ii) an Event of Default and acceleration of Obligations as defined in the MatlinPatterson DIP, or (iii) the Effective Date of a reorganization plan for ATA.

        Upon the Effective Date, the MatlinPatterson DIP, including interest and the MatlinPatterson funding fee, of approximately $34.2 million was converted into Class A Common Stock of New ATA Holdings. In addition, pursuant to an Investment Agreement, MatlinPatterson purchased approximately $40.8 million in the Class A Common Stock of New ATA Holdings. As a result, MatlinPatterson held 69.75% of the issued and outstanding Class A Common Stock of New ATA Holdings as of the Effective Date. After giving effect to issuance of all the Class A Common Stock reserved for issuance under warrants and options, MatlinPatterson held 60.93% of the outstanding Class A Common Stock as of the Effective Date.

        MatlinPatterson also provided on the Effective Date $24.2 million of exit term loan financing to ATA. The base interest rate is LIBOR, plus 10.0% per annum, payable quarterly beginning March 31, 2006. Principal payments must be made semi-annually over the term of the loan beginning September 30, 2006, and the loan matures on October 10, 2009. ATA is subject to certain financial covenants under the loan.

        ATSB Loan.    On November 20, 2002, ATA obtained a secured term loan (the "ATSB Loan"), a significant portion of which was guaranteed by the ATSB. On April 19, 2005, the Bankruptcy Court approved a settlement agreement among the Debtors, the creditors' committee for the Debtors and the ATSB Loan Lenders (the "Settlement Agreement") under which the parties agreed that the ATSB Loan Lenders had an allowed, secured claim in respect of the ATSB Loan in the amount of $110.0 million and an allowed, general unsecured claim in respect of the remaining outstanding portion of the ATSB Loan of approximately $30.6 million. Under the Settlement Agreement, ATA paid the ATSB Loan Lenders adequate protection payments of $2.3 million per quarter, beginning in the second quarter of 2005 through the first quarter of 2006, and $4.5 million on January 2, 2006. In addition,

ATA made a payment of $1.85 million in November 2005 using proceeds from the sale of certain assets. Collectively, these payments reduced the amount of the ATSB Loan Lenders' secured claim.

        As of the Effective Date, ATA entered into an amended and restated loan agreement with the ATSB Loan Lenders which restructured the terms and payment requirements for the unpaid balance of the allowed secured claim of the ATSB Loan Lenders ("Restructured ATSB Loan"). The principal amount of the Restructured ATSB Loan (being the unpaid balance of the allowed secured claim of the ATSB Loan Lenders) was $97.0 million, which included $2.5 million in respect to certain costs and fees which ATA agreed to pay. ATA is required to make semi-annual principal payments beginning September 30, 2006. The Restructured ATSB Loan has a base interest rate of LIBOR, plus 8.0% per annum, payable quarterly in arrears, with the first interest payment date to be March 31, 2006. The Restructured ATSB Loan matures on September 30, 2009. The Restructured ATSB Loan is guaranteed by all parent holding companies and their subsidiaries. The Restructured ATSB Loan is collateralized by substantially all unencumbered assets of ATA and the guarantors (excluding trust funds and trust accounts), including, but not limited to, cash and cash equivalents, receivables, spare parts and engines, aircraft, fuel, ground support equipment, ownership interest in subsidiaries and computer systems and software licenses. ATA is subject to certain financial covenants under the Restructured ATSB Loan.

Transactions with Southwest Airlines

        Codeshare Agreement.    On December 23, 2004, Southwest Airlines Co. ("Southwest") and ATA entered into the Southwest-ATA Codeshare Agreement (the "Codeshare Agreement") related to air transportation service to and from Chicago-Midway and other specified points. Under a codeshare arrangement, the codesharing air carriers have permission to book and sell tickets on each other's flights. The codeshare flights began on February 4, 2005. On December 14, 2005, the Bankruptcy Court approved an expanded and restated Codeshare Agreement ("Amended Codeshare Agreement"). The Amended Codeshare Agreement, which became effective on the Effective Date, has a seven-year term and provides for: (i) the sale by Southwest of ATA local flights through Southwest's distribution channels, including Southwest's website; (ii) integration of the frequent flyer programs of Southwest and ATA; and (iii) the grant of codeshare exclusivity from Southwest to ATA for certain markets for specified periods. ATA is the only air carrier with which Southwest presently has a codesharing agreement.

        Southwest DIP Financing Arrangement.    On December 23, 2004, ATA and Southwest entered into a Secured Debtor-in-Possession Credit and Security Agreement (the "DIP Facility") that provided up to $40.0 million in cash to ATA, plus a letter of credit in the approximate amount of $7.0 million to secure two pre-petition loans obtained by ATA from the City of Chicago for the construction of a jet bridge extension at Chicago Midway Airport (the "Chicago LOC"). ATA received $40.0 million under the DIP Facility on December 23, 2004. A closing fee of 2.5%, or $1.0 million, was treated as a principal advance under the DIP Facility.

        The base interest rate, paid monthly, on amounts borrowed under the DIP Facility was the greater of (a) 8.0% per annum and (b) the three-month LIBOR rate, plus 5.0% per annum. Southwest received a guaranty fee of $0.3 million for the amounts guaranteed but not drawn under the Chicago LOC. During the term of the DIP Facility, the Company was subject to certain financial covenants. ATA obtained amendments to, or waivers of, these financial covenants for certain months. The DIP

Facility was guaranteed by Holdings and its subsidiaries. Southwest exchanged $20.0 million of the amounts owed to it under the DIP Facility on December 28, 2005, as part of an agreement under which ATA assigned certain gates at Chicago Midway Airport to Southwest (see "Asset Sale" below). The remaining $21.0 million of the principal amount outstanding under the DIP Facility was repaid on the Effective Date. As of the Effective Date, ATA provided a backup letter of credit to Southwest in the approximate amount of $7.0 million to secure reimbursement of any amounts which are paid to the City of Chicago under the Chicago LOC.

        Asset Sale.    On December 28, 2005, the Company and Southwest, with consent of the Department of Aviation for the City of Chicago, executed agreements by which the airlines assigned and exchanged leasehold interests in certain gates between the airlines and the City of Chicago at Chicago Midway Airport. Under these agreements, Southwest exchanged $20.0 million of the amounts owed to it under the DIP Facility for the assignment of leasehold interests to certain gates to Southwest by ATA. The $20.0 million, offset by the recorded costs of leasehold improvements related to the assigned leaseholds, is recorded as deferred gain on the Company's balance sheet at December 31, 2005, and is being amortized over the remaining eight-year lease term.

        On December 23, 2004, the Company and Southwest executed a substantial portion of the transactions contemplated by an Asset Acquisition Agreement (the "Asset Acquisition Agreement") by which ATA agreed to assign to Southwest ATA's leasehold interests in six specified gates and a hangar facility at Chicago Midway Airport and related assets for $40.0 million, subject to certain adjustments. The Asset Acquisition Agreement was entered into after the completion of an auction process supervised by the Bankruptcy Court. ATA received $34.0 million of proceeds from the assignment of its leasehold interests in six specified gates and related assets on December 23, 2004. ATA received $6.0 million of proceeds from the assignment of its leasehold interest in the hangar facility and related assets on March 28, 2005. Almost all of the $40.0 million in proceeds was recorded as deferred gain on the Company's balance sheet at December 31, 2004 and is being amortized over the remaining eight-year lease term.

2. Summary of Significant Accounting Policies

Description of Business

        Holdings, through its principal subsidiary, ATA, is a low cost airline providing scheduled service to more than 60 markets and charter service throughout the world to independent tour operators, specialty charter customers and the U.S. military. ATA has been operating for 33 years.

        The consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company operates principally in one business segment through ATA, its principal subsidiary, which accounts for approximately 97% of the Company's operating revenues. ATA is a U.S.-certificated air carrier providing domestic and international charter and scheduled passenger air services. As of December 31, 2005, the Company had approximately 3,800 full-time and part-time employees, approximately 2,200 of whom were represented under collective bargaining agreements.

        The Company's revenues are derived principally from the sale of scheduled service or charter air transportation to customers domiciled in the United States. The most significant component of the

Company's property and equipment is aircraft and related improvements and parts. All aircraft are registered in the United States. The Company therefore considers all property and equipment to be domestic.

        The U.S. Government is the only customer that accounted for more than 10.0% of consolidated revenues. U.S. Government revenues accounted for 50.0%, 36.0%, 21.3% and 19.6% of consolidated revenues for the two -month period ended February 28, 2006, and the years ended December 31, 2005, 2004 and 2003, respectively.

Basis of Presentation

        The accompanying consolidated financial statements of the Company for the two-month period ended February 28, 2006 and the years ended December 31, 2005 and 2004, have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7") and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

        SOP 90-7, which is applicable to companies in Chapter 11, generally does not require filers to change the manner in which their financial statements are prepared. However, it does require that the financial statements for periods subsequent to the Petition Date to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Generally, the Company's revenues, expenses (including professional fees), realized gains and losses, and provision for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the consolidated statement of operations. The consolidated balance sheet must distinguish pre-petition liabilities subject to compromise from those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by the reorganization plan must be reported at the amounts expected to be allowed, even if they may be settled for different amounts. In addition, cash used by reorganization items must be disclosed separately in the consolidated statement of cash flows.

Reorganization Items

        For the two-month period ended February 28, 2006 and the years ended December 31, 2005 and 2004, the Predecessor Company has recognized the following primarily non-cash reorganization (income) expense in the consolidated statements of operations:

		Year Ended December 31,
	Period from January 1 to February 28, 2006
		2005	2004
	(in thousands)
Discharge of claims	$(1,304,653)	$—	$—
Revaluation of Assets and Liabilities	(178,895)	—	—
Aircraft and engine lease rejection charges	10,522	140,969	568,317
Other agreement and lease rejection charges	3,364	39,240	—
ALPA claim	—	128,850	—
Impairment of assets held for sale	—	10,799	—
Aircraft and related parts impairment charges	—	18,347	44,499
Professional fees	11,046	27,895	8,747
Interest income	(387)	(2,532)	(275)
Goodwill impairment	—	4,576	6,399
Other	3,003	1,488	10,792

	$(1,456,000)	$369,632	$638,479

        The discharge of claims primarily relates to those unsecured claims arising during the bankruptcy process. In accordance with the Plan, the Company discharged its obligations to unsecured creditors in exchange for cash or shares of Class A Common Stock of New ATA Holdings. See "Note 1—Chapter 11 Filing and Status" for more information of the settlement of unsecured claims.

        The revaluation of assets and liabilities relates to the revaluing of the Company's assets at their estimated fair value and liabilities at their estimated fair value or present value of amounts to be paid.

        The aircraft and engine lease rejection charges are non-cash charges comprised of the Company's estimate of claims resulting from the rejection or return of the aircraft and engines as part of the bankruptcy process. They also include the write-off of assets and liabilities related to aircraft and engine leases that the Company has rejected and committed to return dates with the lessor. The other agreement and lease rejection charges are non-cash charges which are comprised of the Company's estimate of claims resulting from the rejection of non-aircraft agreements and leases.

        The ALPA claim included an unsecured pre-petition claim against ATA by the Air Line Pilots Association ("ALPA") for the benefit of its members in the total amount of $128.9 million, for which they received a pro-rata share of New ATA Holdings stock in accordance with the Plan. On September 28, 2005, the cockpit crewmembers voted to ratify a new collective bargaining agreement effective October 1, 2005, which included, among other things, wage and benefit concessions and the pre-petition claim. The Bankruptcy Court approved the claim on October 12, 2005.

        The impairment of assets held for sale is a non-cash charge related to the discontinuance of C8 operations and the sale of certain related assets. For information on the aircraft and goodwill impairment, see "Note 9—Fleet and Related Equipment Impairment" and "Note 10—Goodwill."

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

        Cash equivalents are carried at cost, which approximates market, and are primarily comprised of money market funds and investments in U.S. Treasury repurchase agreements.

        Cash and cash equivalents consist of the following:

	December 31,
	2005	2004
	(in thousands)
Cash and money market funds	$76,724	$131,478
U.S. Treasury repurchase agreements	2,493	8,174

	$79,217	$139,652

Inventories

        Inventories consist primarily of expendable aircraft spare parts, fuel and other supplies. Aircraft parts inventories are stated at the average cost and are reduced by an allowance for obsolescence. The obsolescence allowance is provided by amortizing the cost of the aircraft parts inventory, net of an estimated residual value, over the related fleet's estimated useful service life. The obsolescence allowance at December 31, 2005 and 2004 was $23.7 million and $17.3 million, respectively. Inventories are charged to expense when consumed.

Investment in BATA Leasing, LLC

        The Company has a limited liability agreement with Boeing Capital Corporation—Equipment Leasing Corporation forming BATA Leasing LLC ("BATA"), a 50/50 joint venture. The Company has identified BATA as a variable interest entity under Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), in which the Company has a variable interest. The Company has determined that it is not the primary beneficiary of BATA under FIN 46 and is not required to consolidate BATA. Because the Company does not control BATA, the Company's investment is accounted for under the equity method of accounting. BATA is remarketing the Company's fleet of Boeing 727-200 aircraft in cargo configurations. In exchange for supplying the aircraft, the Company has and expects to continue to receive both cash and its share of the income or loss, after satisfaction of certain loan obligations by BATA, of BATA. As of December 31, 2005, the Company had transferred 23 of its fleet of Boeing 727-200 aircraft to BATA.

Prepaid Aircraft Rent

        The Company's operating leases require periodic cash payments that vary in amount and frequency. The Company accounts for aircraft rentals expense in equal monthly amounts over the term of each operating lease because straight-line expense recognition is most representative of the time pattern from which benefit from use of the aircraft is derived.

Revenue Recognition

        Revenues are recognized when air transportation or other services are provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. As is customary within the industry, the Company performs periodic evaluations of this estimated liability, and any resulting adjustments, which can be significant, are included in the results of operations for the periods in which the evaluations are completed.

        In addition, the Company has a travel awards program that allows customers to earn points for travel on ATA. As points accumulate to certain levels, the passenger can redeem them for travel. The Company had a liability of $0.3 million and $1.4 million at December 31, 2005 and 2004, respectively, related to travel awards earned by the travel award customers but not yet redeemed. The Company accrues the estimated incremental cost of providing for free travel for awards earned under the program.

Passenger Traffic Commissions

        Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. The amount of passenger traffic commissions paid in advance and not yet recognized as expense is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Property and Equipment

        Property and equipment, including owned aircraft, are recorded at cost and are depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to the Company's aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. The Company's other property and equipment is generally depreciated over lives of three to seven years.

Aircraft Lease Return Conditions

        The Company finances substantially all of its of aircraft through leases accounted for as operating leases. Many of these leases require that the airframes and engines be in a specified maintenance condition upon their return to the lessor at the end of the lease. If these return conditions are not met by the Company, the leases generally require financial compensation to the lessor. When an operating lease is within five years of its initial termination date, the Company accrues ratably over that five years, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Airframe and Engine Overhauls

        The Company has an engine manufacturers' maintenance agreement effective through February 2016 for engines that power the Boeing 737-800, which provides for the Company to pay a monthly fee per engine flight hour in exchange for major overhaul and maintenance of those engines. The Company expenses the cost per flight hour under this agreement as incurred. The cost of engine overhauls for remaining fleet types, and the cost of airframe overhauls for all fleet types, are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft retirement dates, for both owned and leased aircraft.

Restricted Cash

        Restricted cash primarily consists of deposits held to secure outstanding stand-by letters of credit currently provided by the Company. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed and has classified the restricted cash as a long-term asset on the consolidated balance sheets.

        The Company has an escrow arrangement that requires the Company to place advance receipts for certain charter flights into escrow until the flight operates. Once the flight occurs the Company is paid from the escrow account those advance deposits specific to that completed flight. As of December 31, 2005 and 2004, the Company had $1.8 million and $6.2 million, respectively, in advance charter receipts deposited in escrow, which was included in prepaid expenses and other current assets on the Company's balance sheet as of that date.

Goodwill

        The Company annually tests for impairment of goodwill in accordance with FASB Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142). See "Note 10—Goodwill."

Advertising

        The Company expenses advertising costs in the period incurred. Advertising expense was $0.7 million, $10.1 million, $33.5 million and $37.9 million for the two-month period ended February 28, 2006, and the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications

        Certain amounts in the 2004 and 2005 financial statements have been reclassified to conform to the current period presentation.

3. Liabilities Subject to Compromise

        Liabilities subject to compromise refers to liabilities that will be accounted for under the plan of reorganization, including claims incurred prior to the Petition Date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, proofs of claims or other events. Such adjustments, as reflected in reorganization expense, have been material. See "Note 1—Chapter 11 Filing and Status" for more information on claims settlement.

        At December 31, 2005 and 2004, the Company's liabilities subject to compromise consisted of the following:

	December 31,
	2005	2004
	(in thousands)
Aircraft-related accruals and deferred gains	$747,336	$640,788
Long-term debt, including accrued interest, net of unamortized issuance costs	436,020	456,334
Redeemable preferred stock	80,000	80,000
Accounts payable	31,038	32,136
ALPA Claim	128,850	—
Other accrued expenses and liabilities	52,203	70,418

	$1,475,447	$1,279,676

4. Debt

        As of December 31, 2005 and 2004, the Company's post-petition, short-term debt consisted of the following:

	December 31,
	2005	2004
	(in thousands)
MatlinPatterson DIP Financing, loan of $30 million and a loan fee of $3.6 million reported as short-term debt and with a fixed rate of 10% amortized over 63 days, up to February 28, 2006	$33,600	$—
Southwest DIP Financing with a rate of the greater of (a) 8.0% per annum and (b) the three-month LIBOR rate, plus 5.0% per annum	21,000	41,000

	$54,600	$41,000

        Southwest exchanged $20.0 million of the amounts owed to Southwest under the DIP Facility on December 28, 2005, as part of an agreement under which ATA assigned leasehold interests in certain gates at Chicago-Midway airport to Southwest.

        Please see "Note 1—Chapter 11 Filing and Status" for a full description of post-petition short-term debt.

5. Lease Commitments

        The Company leases aircraft and aircraft engines, ground facilities, including terminal space and maintenance facilities, and ground equipment. Certain terms of these leases were modified during the reorganization process and are reflected in the table below.

        As of December 31, 2005, scheduled future minimum lease payments under operating leases having initial non-cancelable lease terms of more than one year were as follows:

	Flight Equipment	Facilities and Ground Equipment	Total
	(in thousands)
2006	$87,307	$6,703	$94,010
2007	86,957	5,979	92,936
2008	87,376	4,803	92,179
2009	86,026	3,435	89,461
2010	85,065	2,619	87,684
Thereafter	699,981	3,156	703,137

	$1,132,712	$26,695	$1,159,407

        The Company's aircraft operating leases require cash payments that vary in amount and frequency. The Company accounts for aircraft rentals expense in equal monthly amounts over the life of each operating lease because straight-line expense recognition is most representative of the time pattern from which benefit from use of the aircraft is derived. The amount of the cash payments in excess of the aircraft rent expense has created a prepaid aircraft rent amount on the Company's balance sheet. The portion of the prepaid aircraft rent schedule to be realized in the next twelve months is recorded as short-term prepaid expense while the remainder is recorded as long-term prepaid aircraft rent. Certain of the Company's aircraft operating leases require more significant cash payments later in the lease term resulting in an accrued liability for aircraft rents on the Company's balance sheet. As of December 31, 2005 and December 31, 2004, the portion of the liability that relates to leases that have not yet been accepted nor rejected has been recorded as a liability subject to compromise.

        The table below summarizes the prepaid and accrued aircraft rents for 2005 and 2004 that result from straight-line expense recognition as reported under the following captions on the Company's balance sheet.

	December 31,
	2005	2004
	(in thousands)
Assets:
Prepaid expenses and other current assets (short-term)	$212	$7,350
Prepaid aircraft rent (long-term)	154	52,031

Total prepaid aircraft rent	$366	$59,381

Liabilities:
Accrued expenses (short-term)	$77	$—
Liabilities subject to compromise	24,503	21,931

Total aircraft rent liabilities	$24,580	$21,931

6. Income Taxes

        The provision for income tax expense consisted of the following:

		December 31,
	Period from January 1 to February 28, 2006
		2005	2004	2003
	(in thousands)
Federal:
Current	$—	$—	$—	$418
Deferred	—	—	—	—

	$—	$—	$—	$418
State:
Current	$—	$—	$—	$893
Deferred	—	—	—	—

	—	—	—	893

Income tax expense (credit)	$—	$—	$—	$1,311

        The income tax expense differed from the amount obtained by applying the statutory federal income tax rate to income (loss) before income taxes as follows:

		December 31,
	Period from January 1 to February 28, 2006
		2005	2004	2003
		(in thousands)
Federal income tax (credit) at statutory rate	$501,028	$(159,435)	$(285,590)	$7,611
State income tax (credit) net of federal benefit	19,428	(9,718)	(18,197)	580
Non-deductible expenses	(202,399)	10,060	5,881	3,031
Valuation allowance	(318,970)	159,099	297,857	(9,871)
Other, net	913	(6)	49	(40)

Income tax expense (credit)	$—	$—	$—	$1,311

        Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax liability and asset components are as follows:

	December 31,
	2005	2004
	(in thousands)
Deferred tax liabilities:
Property and equipment	$(11,265)	$11,975
Other taxable temporary differences	(522)	—

Deferred tax liabilities	(11,787)	11,975

Deferred tax assets:
Aircraft rejection charges	315,685	215,256
Tax benefit of net operating loss carryforwards	127,762	81,397
Deferred gain on sale of Chicago-Midway gates	15,673	12,607
Deferred revenue	8,314	—
Vacation pay accrual	5,036	7,343
Deferred rent expense	4,745	7,327
Alternative minimum tax and other tax credit carryforwards	1,628	1,628
Other deductible temporary differences	22,455	16,849

Deferred tax assets	501,298	342,407

Valuation allowance	(489,511)	(330,432)

Net deferred tax asset	$—	$—

        Because of the cumulative losses incurred by the Company, the deferred tax assets have been fully reserved.

        As of December 31, 2005, the Company had a $341.0 million federal net operating loss carryforward expiring starting in 2022. As a result of the impact of the Plan, including the discharge of claims, the net operating loss carryforwards were eliminated.

7. Retirement Plan

        The Company has a defined contribution 401(k) savings plan which provides for participation by substantially all the Company's employees immediately upon hire. In 2006, the Company elected to contribute and amount equal to 65.0% of the amount contributed by all employees up to the first 6.0% of eligible compensation. In 2005, the Company elected to contribute an amount equal to 60.0% of the amount contributed by employees under a collective bargaining agreement to the 401(k) savings plan up to 6.0% of eligible compensation. In 2004 and 2003, the Company elected to contribute an amount equal to 60.0% of the amount contributed by all employees up to the first 6.0% of eligible compensation. Company matching contributions expensed in the first two months of 2006 and the full years of 2005, 2004 and 2003 were $0.8 million, $3.7 million, $7.3 million and $6.8 million, respectively.

ATA HOLDINGS CORP. AND SUBSIDIARIES
(Debtor and Debtor-in-Possession as of October 26, 2004)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The Company has a defined contribution plan for cockpit crewmember employees, the Cockpit Crewmember Money Purchase Plan, that is funded by the Company. The Company did not make contributions to the plan in the first two months of 2006. In the 2005 plan year, the Company contributed between 0.0% and 7.5% of each cockpit crewmember's eligible earnings, depending on years of service with the Company. The contribution expense for the plan in 2005 was $2.0 million. In February 2005, the Company entered into a letter agreement with its cockpit crewmember's in which, among other things, the cockpit crewmembers agreed to a 50% reduction in the Company's contributions to the plan between January 31, 2005 and May 31, 2005. For January 2005, the Company contributed between 4.5% and 7.5% and from February 2005 to September 2005, the Company contributed between 2.25% and 3.75%, respectively, to the plan. In June 2005, the cockpit crewmembers extended this letter agreement through September 30, 2005. On September 28, 2005, the cockpit crewmembers voted to ratify a new three-year collective bargaining agreement which became effective October 1, 2005, and amendable on September 30, 2008, in which, among other things, the cockpit crewmembers agreed to modifications to the Cockpit Crewmember Money Purchase Plan. The cockpit crewmembers agreed to the suspension of the Company's contributions to the plan effective October 1, 2005 through December 31, 2006. Effective January 1, 2007, the Company reinstated contributions of 2.0% to the defined contribution plan for cockpit crewmember employees.

        In the 2004 and 2003 plan years, the Company contributed between 4.5% and 7.5%, and 4.0% and 6.5%, respectively, to the Cockpit Crewmember Money Purchase Plan. The contribution expense for the plan in 2004 and 2003 was $7.3 million and $6.1 million, respectively.

8. Commitments and Contingencies

        In January 2002, a limited liability company which is a wholly-owned subsidiary of Holdings (the "Chicago LLC") entered into a long term lease of land from the City of Chicago (the "City"), which had been purchased by the City with proceeds of Chicago Midway Airport Revenue Bonds ("MARB's"). The Chicago LLC also entered into a redevelopment agreement with the City in January 2002 to develop the leased land. The City agreed to pay for the debt service on the MARB's from the incremental tax revenue expected to be generated from the land and its development. If the incremental tax revenue is insufficient to fund the MARB's debt service, the City has the right to require the Chicago LLC to provide those funds as additional rent under the lease. ATA was a guarantor of certain of the lease obligations of the Chicago LLC, which has not filed for bankruptcy protection, to the City of Chicago. The City filed an ATA Chapter 11 case claim against ATA, as guarantor, for $26.1 million representing the purported amount of rent owed through 2021. Section 502(b)(6) of the Bankruptcy Code limits damage claims against Debtor-guarantors of real estate lease obligations to the lower of (1) 15% of the total rents due from the date of bankruptcy filing by that guarantor through the end of the lease and (2) the rent reserved for the three years following the date of such filing. The Company calculates the lower amount to be the rent reserved for the three years following the date of ATA filing, which is $3.5 million. ATA has objected to the City's claim utilizing Section 502(b)(6) of the Bankruptcy Code and has recorded $3.5 million in Liabilities Subject to Compromise on its balance sheet as of December 31, 2005. The claim of the City of Chicago on the lease guaranty is a pre-petition, unsecured claim which was subject to the Plan.

        In ATA's aircraft financing agreements, the Company typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. ATA expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities under these aircraft leases which were entered into after its Filing or which were assumed by it, pursuant to the Bankruptcy Code.

        Various claims, contractual disputes and lawsuits against the Company arise periodically involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. The majority of these suits are covered by insurance. In the opinion of management, the resolution of these claims will not have a material adverse effect on the business, operating results or financial condition of the Company.

9. Fleet and Related Equipment Impairment

        The Company follows FASB Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which superseded FASB Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ("FAS 121").

        The Company began performing impairment reviews on its 727-200 fleet in 2000 and the fleet became impaired in 2001, subsequent to the terrorist attacks of September 11. The Company continues to monitor the current fair market value of these previously impaired assets. In 2005 the Company recorded an additional asset impairment charge of $0.4 million against its remaining net book value of Boeing 727-200 aircraft (recorded as an investment in the BATA joint venture) and related assets, as compared to recording a $7.9 million and a $5.3 million impairment charge in 2004 and 2003, respectively. The Company's current estimate of this fleet's fair market value was based on a discounted future cash flow analysis.

        The Company began performing impairment reviews on its L-1011-500 fleet and related parts and inventory in 2002 for impairment under FAS 144 assuming a common fleet retirement date of December 2010. In 2004, given the Company's financial position, cash constraints and related limitations imposed by the Chapter 11 filing initiated in the fourth quarter of 2004, the Company determined that it likely would not perform heavy checks on certain of the L-1011-500 airframes when they became due. The fourth quarter 2004 evaluation indicated that the aircraft were impaired and the Company recorded a related impairment charge of $44.5 million in the fourth quarter of 2004. The Company estimates this fleet's fair market value using discounted cash flow analysis. In accordance with SOP 90-7, because the 2004 impairment charge was directly related to the Company's reorganization under Chapter 11, the charge was recorded as a reorganization expense on the Company's statement of operations. The carrying amount of these assets is classified as assets held for use and appears in the property and equipment section of the accompanying consolidated balance sheets, as the Company is still flying these aircraft. The assets are being depreciated in accordance with the planned fleet retirement schedule of all aircraft being retired by 2008.

        In the first quarter of 2005, the Company announced that it would cease the operations of C8 and sell certain assets related to C8. In the first quarter of 2005, the Company recorded an impairment charge of $11.3 million against certain assets related to C8 and classified the estimated value of these assets totaling $3.25 million as short-term assets held for sale on the consolidated balance sheet as of March 31, 2005. Subsequently, in June 2005, substantially all of C8 assets were sold for $1.25 million. The remaining $2.0 million of short-term assets held for sale related to C8, but owned by ATA, were sold in November 2005 for $2.35 million.

        The Company performed an impairment review of its repairable and rotable parts related to its Boeing 757-200, Boeing 757-300 and Boeing 737-800 fleets in the fourth quarter of 2005 based on impairment indicators under FAS 144. The review indicated that the parts were impaired and the Company recorded a related impairment charge of $16.2 million for rotables and $2.1 million for repairables in the fourth quarter of 2005. The Company used market data to estimate the fair market value of the parts. In accordance with SOP 90-7, because the impairment charge was directly related to the Company's reorganization under Chapter 11 and the return of certain aircraft to the lessors, the charge was recorded as a reorganization expense on the Company's statement of operations. The carrying amount of the repairable parts appears in the inventory section of the accompanying balance sheets and the carrying amount of the rotable parts appears in the property and equipment section of the accompanying balance sheets. The Company intends to sell a substantial portion of these parts to third-party vendors and to enter into maintenance service agreements wherein these parts are expected to be utilized. The Company also signed a maintenance services agreement with another vendor to perform heavy maintenance on certain aircraft in the first quarter of 2006.

10. Goodwill

        The Company accounts for its goodwill in accordance with FAS 142 and performs its annual goodwill impairment test in the fourth quarter of each year.

        In its 2004 annual goodwill impairment test, the Company determined that goodwill related to C8 and ATA Cargo was unimpaired, but that the estimated fair value of the Leisure brands outsourced to Mark Travel Corporation was lower than the carrying amount, resulting in an impairment loss of $6.4 million. The Company determined that the impairment was directly related to its reorganization efforts, including route and operating changes, and recorded the charge as a reorganization expense on its statement of operations.

        In the first quarter of 2005, the Company announced that it intended to sell or cease C8's operations. C8 ceased flights on March 28, 2005. The Company recorded an impairment loss of $1.5 million related to C8 goodwill in the first quarter of 2005. In its 2005 annual goodwill impairment test, the Company determined that the estimated fair value of ATA Cargo was lower than the carrying amount, resulting in an impairment loss of $4.5 million. The Company again determined that the impairment losses were directly related to its reorganization efforts and recorded the charges as reorganization expense on its statement of operations.

        The fair values of all of the Company's reporting units were estimated using discounted future cash flows since market quotes were not readily available.

11. Related Party Transactions

        J. George Mikelsons, the Company's former Chairman and Chief Executive Officer, is the sole owner of Betaco, Inc., a Delaware corporation ("Betaco"). Betaco owns two airplanes, a Cessna

Citation II and a Lear Jet, and two helicopters, a Bell 206 B Jet Ranger III and a Bell 206 L-3 LongRanger. Prior to the Filing, these airplanes and helicopters were leased to ExecuJet, a subsidiary of ATA Holdings Corp. As part of the bankruptcy process, ExecuJet rejected these leases with Betaco, and the Company recorded a $2.3 million damage claim related to the rejection. Subsequently, ExecuJet entered into a new lease for the Lear Jet with Betaco that requires a monthly payment of $19,807 for a term beginning December 16, 2005, and ending December 15, 2006. ExecuJet has the option to renew this lease for two additional one-year periods. The Company believes that the current terms of this lease with Betaco for this equipment are no less favorable to the Company than those that could be obtained from third parties.

        Since 1996, the Company and Mr. Mikelsons had an arrangement pursuant to which the Company provided certain domestic employees of Mr. Mikelsons with salary, health insurance and other non-cash benefits. As of December 31, 2005, Mr. Mikelsons owed $598,391 to the Company pursuant to that arrangement. On October 26, 2004, the Company and Mr. Mikelsons signed an agreement for the repayment of the debt which requires quarterly installments of $19,403 beginning January 26, 2005 through October 26, 2009 and bears interest at 3.6% per annum, with the remaining balance due and payable on October 26, 2009. On August 31, 2005, the Company and Mr. Mikelsons signed a Non-Competition and Confidentiality Agreement for the period of September 1, 2005 through August 31, 2008. In exchange, the Company will reduce Mr. Mikelsons debt by an aggregate amount of $400,000 at quarterly intervals beginning September 1, 2006, provided no breach has occurred. The Company recorded an allowance of $400,000 against the receivable from Mr. Mikelsons in the third quarter of 2005. Also on August 31, 2005, the Company and Mr. Mikelsons executed a Severance Agreement effective with his retirement on the same date. The severance included all unused vacation benefits, $650,000 less applicable taxes payable bi-weekly over one year, and inclusion of Mr. and Mrs. Mikelsons in the ATA group health insurance plans. The Company has a liability for $460,715 representing the remaining severance under the agreement as of December 31, 2005.

12. Selected Supplemental Quarterly Data (Unaudited)

Financial Statements and Supplementary Data

ATA Holdings Corp. And Subsidiaries
(Debtor and Debtor-in-Possession as of October 26, 2004)

2005 Quarterly Financial Summary
(Unaudited)

	3/31	6/30	9/30	12/31
	(in thousands)
Operating revenues	$308,276	$270,868	$290,787	$222,370
Operating expenses	351,024	285,447	289,362	247,859

Operating income (loss)	(42,748)	(14,579)	1,425	(25,489)
Reorganization expenses(1)	(318,483)	(39,342)	(137,622)	125,815
Other expenses	(1,450)	(879)	(1,174)	(1,061)

Income (loss) before income taxes	(362,681)	(54,800)	(137,371)	99,265

Income (loss) available to common shareholders	$(362,681)	$(54,800)	$(137,371)	$99,265

Financial Statements and Supplementary Data

ATA Holdings Corp. And Subsidiaries
(Debtor and Debtor-in-Possession as of October 26, 2004)

2004 Quarterly Financial Summary
(Unaudited)

	3/31	6/30	9/30	12/31
		(in thousands)
Operating revenues	$387,333	$390,774	$401,219	$353,245
Operating expenses	409,684	401,297	417,397	404,356

Operating loss	(22,351)	(10,523)	(16,178)	(51,111)
Reorganization expenses(1)	—	—	—	(638,479)
Other expenses	(41,993)	(15,139)	(14,726)	(5,229)

Loss before income taxes	(64,344)	(25,662)	(30,904)	(694,819)
Preferred stock dividends	375	375	375	—

Loss available to common shareholders	$(64,719)	$(26,037)	$(31,279)	$(694,819)

(1)
The accompanying consolidated financial statements, for the periods ended February 28, 2006, December 31, 2005 and December 31, 2004, of the Company have been prepared in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code ("SOP 90-7) and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs not in the ordinary business and include, but are not limited to, aircraft and engine lease rejection charges, other non-aircraft agreement rejection charges, impairments and professional fees related to the Filing. See "Notes to Consolidated Financial Statements—Note 1—Chapter 11 Filing and Status" for more information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
World Air Holdings, Inc.:

        We have audited the accompanying consolidated balance sheets of World Air Holdings, Inc. and subsidiaries ("World Air Holdings") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the World Air Holdings management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Air Holdings as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of World Air Holdings' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 3, 2007 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

        As discussed in Notes 1 and 8 to the consolidated financial statements, World Air Holdings adopted the provisions of Statement of Financial Accounting Standards No. 123I, Share-Based Payment effective January 1, 2006. Also, as discussed in Notes 1 and 11 to the consolidated financial statements, World Air Holdings adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans as of December 31, 2006.

                                                                                        KPMG LLP

Atlanta, Georgia
July 3, 2007

WORLD AIR HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$31,198	$46,202
Restricted cash	1,087	6,262
Short-term investments	—	827
Trade accounts receivable, less allowance for doubtful accounts of $1,623 at December 31, 2006 and $1,643 at December 31, 2005	27,944	57,235
Other receivables	16,112	21,564
Prepaid expenses and other current assets	19,697	20,246
Deferred tax assets	1,261	3,846

Total current assets	97,299	156,182
Equipment and property
Flight and other equipment	84,048	81,206
Less: accumulated depreciation and amortization	48,613	47,480

Net equipment and property	35,435	33,726
Goodwill and other intangible assets
Goodwill	25,370	25,370
Other intangible assets, net of accumulated amortization of $1,614 at December 31, 2006 and $740 at December 31, 2005	6,481	7,355

Net goodwill and other intangible assets	31,851	32,725
Long-term deposits	28,481	28,298
Other assets and deferred charges, net of accumulated amortization of $185 at December 31, 2006 and $3,558 at December 31, 2005	5,684	9,715

Total assets	$198,750	$260,646

	December 31,
	2006	2005
	(in thousands except share amounts)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$—	$24,000
Accounts payable and other accrued expenses	52,372	59,484
Current portion of accrued rent	3,945	4,700
Current portion of deferred rent	2,007	2,455
Unearned revenue	18,163	16,512
Accrued maintenance	14,504	9,739
Accrued salaries, wages and profit sharing	15,814	25,576
Accrued taxes	6,413	5,534

Total current liabilities	113,218	148,000

Long-term debt, net of current maturities	—	—
Deferred gain from sale-leaseback transactions, net of accumulated amortization of $5,263 at December 31, 2006 and $4,857 at December 31, 2005	244	650
Accrued post-retirement benefits	7,804	6,995
Accrued and deferred rent, net of current portion	9,128	14,551
Deferred income taxes	1,225	3,612

Total liabilities	131,619	173,808

Stockholders' equity
Preferred stock, $.001 par value (5,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock, $.001 par value (100,000,000 shares authorized; 22,367,317 shares issued and outstanding at December 31, 2006; 25,002,645 shares issued and 23,921,402 shares outstanding at December 31, 2005)	22	25
Additional paid-in capital	37,021	67,770
Retained earnings	29,861	32,153
Deferred stock-based compensation	—	(253)
Treasury stock, at cost (1,081,243 shares at December 31, 2005)	—	(12,857)
Other comprehensive income	227	—

Total stockholders' equity	67,131	86,838

Commitments and contingencies (Note 14)	—	—

Total liabilities and stockholders' equity	$198,750	$260,646

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004
	(in thousands except per share amounts)
Operating revenues
Flight operations	$824,098	$783,939	$501,698
Other	1,558	3,199	2,202

Total operating revenues	825,656	787,138	503,900

Operating expenses
Flight	233,951	218,498	157,147
Maintenance	147,241	113,769	76,004
Aircraft costs	121,114	109,562	77,243
Fuel	194,515	168,526	74,474
Flight operations subcontracted to other carriers	3,759	2,928	1,812
Commissions	38,050	36,265	23,352
Depreciation and amortization	7,514	6,286	5,283
Sales, general and administrative	80,292	72,588	48,302
Legal expense—California matter	—	2,100	—

Total operating expenses	826,436	730,522	463,617

Operating income/(loss)	(780)	56,616	40,283
Other income (expense)
Interest expense	(3,657)	(4,467)	(5,139)
Interest income	1,655	1,173	584
Other, net	135	(1,721)	(1,696)

Total other income (expense)	(1,867)	(5,015)	(6,251)

Earnings/(loss) before income tax expense	(2,647)	51,601	34,032
Income tax expense/(benefit)	(355)	19,973	8,445

Net earnings/(loss)	$(2,292)	$31,628	$25,587

Basic earnings/(loss) per share
Net earnings/(loss)	$(0.10)	$1.40	$1.95

Weighted average shares outstanding	23,643	22,588	13,095
Diluted earnings/(loss) per share
Net earnings/(loss)	$(0.10)	$1.19	$1.09

Weighted average shares outstanding	23,643	26,824	24,591

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Deferred Stock-Based Compensation	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total Stockholders' Equity/ (Deficit)
Balance at December 31, 2003	$13	$29,876	$(25,062)	$—	$(12,857)	$—	$(8,030)
Net earnings	—	—	25,587	—	—	—	25,587
Exercise of 1,583,088 stock options	2	1,505	—	—	—	—	1,507
Exercise of warrants for 1,021,994 shares	1	2,499	—	—	—	—	2,500
Tax benefit of stock option exercises	—	1,221	—	—	—	—	1,221
Amortization of warrants	—	185	—	—	—	—	185
Issuance of 2,322,500 shares upon debt conversion	2	7,426	—	—	—	—	7,428

Balance at December 31, 2004	18	42,712	525	—	(12,857)	—	30,398
Net earnings	—	—	31,628	—	—	—	31,628
Exercise of 835,975 stock options	—	2,353	—	—	—	—	2,353
Exercise of warrants for 1,076,345 shares	1	2,499	—	—	—	—	2,500
Tax benefit of stock option exercises	—	1,465	—	—	—	—	1,465
Amortization of warrants	—	143	—	—	—	—	143
Issuance of 5,660,302 shares upon conversion of debt	6	18,119	—	—	—	—	18,125
Stock-based compensation—accelerated vesting	—	176	—	—	—	—	176
Award of deferred stock-based compensation	—	303	—	(303)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	50	—	—	50

Balance at December 31, 2005	25	67,770	32,153	(253)	(12,857)	—	86,838
Net loss	—	—	(2,292)	—	—	—	(2,292)
Cumulative effect adjustment resulting from the adoption of SFAS 158, net of tax of $125	—	—	—	—	—	227	227

Comprehensive loss							(2,065)
Exercise of 405,475 stock options	1	527	—	—	—	—	528
Tax benefit of stock option exercises	—	1,377	—	—	—	—	1,377
Amortization of warrants	—	135	—	—	—	—	135
Stock-based compensation	—	1,195	—	—	—	—	1,195
Reversal of award of deferred stock-based compensation	—	(303)	—	303	—	—	—
Reversal of amortization of deferred stock-based compensation	—	—	—	(50)	—	—	(50)
Repurchase of 2,222,222 shares of common stock	(2)	(20,825)	—	—	—	—	(20,827)
Retirement of 1,039,694 shares of treasury stock	(2)	(12,855)	—	—	12,857	—	—

Balance at December 31, 2006	$22	$37,021	$29,861	$—	$—	$227	$67,131

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Cash and cash equivalents at beginning of year	$46,202	$16,306	$16,535
Cash flows from operating activities
Net earnings/(loss)	(2,292)	31,628	25,587
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	7,514	6,286	5,283
Amortization of deferred gain	(406)	(588)	(1,132)
Charges related to impairment of property and equipment	—	—	1,500
Loss on disposals of equipment and property	1,055	1,331	987
Tax benefit of stock option exercises	—	1,465	1,221
Amortization of warrants and debt issuance costs	2,987	2,024	2,019
Deferred income taxes	53	(463)	(4,750)
Provision for doubtful accounts	335	1,622	13
Stock-based compensation	1,195	—	—
Loss on debt extinguishment	—	(88)	—
Other	282	676	(169)
Changes in operating assets and liabilities, exclusive of acquisitions:
Accounts receivable	34,358	(15,187)	(20,949)
Restricted cash	5,175	1,464	364
Deposits, prepaid expenses and other assets	1,724	(18,825)	(1,187)
Accounts payable, accrued expenses and other liabilities	(17,533)	21,742	13,616
Unearned revenue	1,651	768	2,747

Net cash provided by operating activities	36,098	33,855	25,150

Cash flows from investing activities
Purchases of equipment and property	(8,924)	(7,161)	(2,034)
Net (purchases) and sales of short term investments	827	32,823	(19,650)
Proceeds from disposals of equipment and property	559	192	35
Acquisition of North American, less cash acquired	—	(26,953)	—

Net cash used in investing activities	(7,538)	(1,099)	(21,649)

Cash flows from financing activities
Decrease in restricted cash due to repayment of debt	—	—	18,000
Repurchase of common stock	(20,827)	—	—
Repayment of debt	(24,000)	(6,000)	(18,000)
Proceeds from exercise of stock options	528	2,353	1,507
Proceeds from exercise of warrants	—	2,500	2,500
Excess tax benefit from employee stock-based compensation plan	1,227	—	—
Payment of debt issuance costs	(492)	—	(541)
Repayment of aircraft rent obligations	—	(1,713)	(7,196)

Net cash used in financing activities	(43,564)	(2,860)	(3,730)

Net increase (decrease) in cash and cash equivalents	(15,004)	29,896	(229)

Cash and cash equivalents at end of year	$31,198	$46,202	$16,306

Supplemental information:
Interest paid	$447	$2,820	$3,121
Income taxes paid	$129	$15,121	$6,981
Conversion of the Company's convertible senior subordinated debentures to common stock	$—	$18,125	$7,428

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

        The Consolidated Financial Statements include the accounts of World Air Holdings, Inc. ("World Air Holdings" or the "Company"), and its wholly-owned subsidiaries, World Airways, Inc. ("World Airways"), North American Airlines, Inc. ("North American"), and World Risk Solutions, Ltd. ("World Risk Solutions"). World Airways Parts Company, LLC is a wholly-owned subsidiary of World Airways. The Company acquired North American, a privately held airline based in Jamaica, New York, on April 27, 2005. All significant inter-company accounts and transactions have been eliminated in consolidation.

        Effective January 10, 2005, World Airways was reorganized into a holding company structure, which was effected through a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, which does not require stockholder approval. All of the outstanding shares of common stock of World Airways, par value $.001 per share, were converted on a share-for-share basis into shares of common stock of World Air Holdings, par value $.001 per share (the "common stock"), and all stockholders of World Airways became stockholders of World Air Holdings through a non-taxable transaction. Stock certificates representing shares of common stock of World Airways are deemed to represent shares of common stock of World Air Holdings until exchanged in the ordinary course as a result of transfers for stock certificates bearing the name of World Air Holdings. Airline operations account for 100% of World Air Holdings' operating revenues.

        World Airways was organized in March 1948 and is a U.S. certificated air carrier. Air transportation operations account for 100% of World Airways' operating revenue. World Airways provides long-range passenger and cargo charter and wet-lease air transportation, serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. (see Note 13).

        North American was organized in April 1989 and is a U.S. certificated air carrier. Air transportation accounts for 100% of North American's operating revenues. North American provides passenger charter and wet-lease air transportation serving the U.S. Government, tour operators, and other airlines. In addition, North American operates scheduled passenger service in select markets (see Note 13).

        World Risk Solutions, a Bermuda corporation, was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs, and better loss control practices to the Company.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include fixed asset useful lives, valuation allowances, (including but not limited to, those related to receivables, inventory, intangibles, and deferred taxes), income tax accounting, self-insured employee benefits, and legal liabilities.

Cash, Cash Equivalents and Restricted Cash

        The Company considers all liquid investments purchased with an original or remaining maturity of 90 days or less to be cash equivalents. At December 31, 2006, current restricted cash of $1.1 million represented prepayments from customers for flights that are scheduled to be flown within 30 to 60 days of the balance sheet date (unearned revenue). At December 31, 2005, current restricted cash of $6.3 million consisted of amounts required for letters of credit that had to be secured by cash collateral, and prepayments from charter customers for flights to be flown. Long-term restricted cash at December 31, 2005, included approximately $0.8 million of funds held in escrow in the Dominican Republic for North American, which is reported on the Consolidated Balance Sheets in other assets and deferred charges, net.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. The Company places cash and cash equivalents with high-quality institutions. At times, such amounts are in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. As of December 31, 2006 and 2005, such excess over FDIC insurance limits amounted to approximately $35.1 million and $58.7 million, respectively.

        Concentration of credit risk with respect to accounts receivable is limited due to the U.S. military business and the relatively small number of full service and ACMI customers the Company serves, which accounts for 78.7% of revenues.

Short-Term Investments

        Short-term investments consist of auction rate securities with auction reset periods of less than 12 months, classified as available-for-sale securities and stated at fair value.

Trade Accounts Receivable and Other Receivables

        Accounts receivable are due primarily from the U.S. Government, tour operators, major credit card processors, international passenger and cargo air carriers, and international freight forwarders. Other receivables include insurance claims, maintenance reserve receivables and other miscellaneous receivables. In the normal course of business, the Company reviews its accounts receivable and uses judgment to assess its ability to collect these receivables. Based on this assessment, an allowance for doubtful accounts is maintained for specifically identified accounts receivable deemed to be uncollectible.

Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2006 and 2005.

  •
  Cash and cash equivalents; short-term investments; restricted cash; accounts receivable; accounts payable; and accrued expenses

        The Company maintains cash and cash equivalents and short-term investments with various high credit-quality financial institutions or in short-duration, high quality debt securities. The estimated fair value of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, and accrued expenses approximate their carrying values.

Long-Term Deposits

        At December 31, 2006, long-term deposits of $28.5 million consisted of aircraft and engine deposits of $27.6 million and building and miscellaneous deposits of $0.9 million. Long-term deposits of $28.3 million at December 31, 2005 consisted of aircraft and engine deposits of $27.2 million and building and miscellaneous deposits of $1.1 million.

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets include insurance premiums, rent and fuel that are paid in advance as well as short-term deposits.

        Additionally, prepaid expenses and other current assets include inventories consisting of expendable and recoverable aircraft spare parts. These items are stated at the lower of cost or market using the average cost method. Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines or the term of the related aircraft leases, whichever is shorter.

Equipment and Property

        Equipment and property are stated at cost. Provisions for depreciation and amortization of equipment and property are computed over estimated useful lives or the expected term of the lease, if shorter, by the straight-line method, with estimated salvage values of 0-10%. Estimated useful life of equipment and property are as follows:

Flight equipment, including aircraft	1-9 years
Other equipment and property	3-7 years

        Improvements to capital equipment, including those performed in response to Airworthiness Directives ("ADs") issued by the Federal Aviation Administration ("FAA"), are capitalized at cost. Modifications, including those in response to ADs, and routine maintenance and repairs are expensed as incurred.

        Leasehold improvements are stated at cost and amortized over the shorter of their estimated useful lives or the term of the lease.

Impairment of Long-Lived Assets

        The Company reviews its long-lived assets used in operations for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset's carrying amount and its estimated fair market value. No impairment charges were recognized in 2006 or 2005. A $1.5 million asset impairment of DC-10 parts was recorded during 2004.

Goodwill and Intangible Assets

        The trademark, aircraft leases at market rates in excess of rental rates, Extended Range Two Engine Operations ("ETOPs") and goodwill (cost in excess of net assets acquired) relate to the acquisition of North American during 2005 (see Note 10). The Company accounted for the intangible assets of North American in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill and indefinite-lived intangibles, such as the trademark and ETOPs, are not amortized but are subject to annual impairment reviews. The Company performed an annual impairment test as of October 1, 2006 for goodwill and indefinite-lived intangibles. This test indicated that goodwill and indefinite-lived intangibles were not impaired. The trademark, valued at approximately $0.6 million, and ETOPs, valued at approximately $4.7 million, were acquired during 2005.

        The aircraft leases at net market rates in excess of rental rates of $2.8 million are being amortized on a straight-line basis over a weighted average of 31 months, which was the average remaining life of the aircraft leases at the date of the North American acquisition. The Company expensed $0.9 million and $0.7 million in 2006 and 2005, respectively. For the years ending December 31, 2007, 2008, and 2009, the annual amortization expense is estimated to be $0.6 million, $0.5 million, and $0.1 million, respectively.

Other Assets and Deferred Charges

        Debt issuance costs are amortized on a straight-line basis, which is not materially different from the results obtained using the effective interest method, over the period the related debt is expected to be outstanding.

        The fair market value of the warrants issued to the Air Transportation Stabilization Board ("ATSB") in connection with its loan guarantee was recorded as a long-term other asset and was amortized using the interest method (see Note 5). On March 30, 2006, the Company prepaid the remaining principal balance of $24.0 million under the ATSB Loan using cash reserves from operations. The Company had recorded the $24.0 million outstanding balance as a current liability as of December 31, 2005 in the accompanying Consolidated Balance Sheets due to covenant violations. As a result of this prepayment, during the first quarter of 2006, the Company expensed $2.3 million in unamortized debt issuance and warrant costs associated with the ATSB Loan.

        Additionally, in March 2006, World Airways and North American entered into a Loan and Security Agreement with Wachovia Bank, National Association ("Wachovia Loan"), for the issuance of loans and letters of credit up to $50.0 million subject to certain terms, conditions, and limitations. At December 31, 2006, the unamortized debt issuance cost associated with the Wachovia Loan is $0.3 million, which is being amortized over 1.3 years.

Revenue Recognition

        Military revenues are recognized as air transportation services are provided on a per leg basis. Charter revenues are initially recorded as unearned revenue at the time of sale and recognized as revenue when air transportation services are provided on a per leg basis. Passenger ticket sales for scheduled service are initially recorded as unearned revenue, and revenue derived from ticket sales is recognized in revenue on a per leg basis at the time the service is provided. Non-refundable tickets expire one year from the date the ticket is purchased. Tickets which expire unused are recognized as revenue upon expiration.

Aircraft Leases

        The majority of the Company's aircraft are leased from third parties. In order to determine the proper classification of its leased aircraft as either operating leases or capital leases, the Company must make certain estimates at the inception of the lease relating to the economic useful life the expected lease term, and the fair value of an asset, as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management to determine whether the lease is classified as an operating lease or a capital lease. All of the Company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. The Company recognizes lease expense on a straight-line basis over the term of the lease. Additionally, operating leases are not reflected in our Consolidated Balance Sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our Consolidated Balance Sheet. Deferred gains realized in connection with the sale-leaseback of aircraft and equipment are amortized over the periods of the respective leases.

Fuel Reconciliation Adjustments

        Military and charter contracts generally include a fixed rate per gallon for fuel usage with a provision to partially or fully adjust to the actual price per gallon paid. The contracted rate (per mile) and fuel prices (per gallon) are established by the military for a 12-month period running from October to September of the next year. The Company receives reimbursement from the military each month if the price of fuel paid by the Company to fuel vendors for military missions exceeds the fixed price; if the price of fuel paid by the Company to fuel vendors is less than the fixed price, the Company pays the difference to the military. A similar reconciliation is performed for certain charter contracts. The fuel reconciliation is recorded as an adjustment to revenues in the period when air transportation is provided.

Commission Expense

        The Company pays commissions for World Airways and North American based on percentages of military revenues and on scheduled passenger service for North American travel agencies.

Passenger Taxes and Charges

        Certain taxes and charges collected from passengers or customers, including but not limited to, excise taxes and passenger facility charges, remitted to taxing jurisdictions or agencies, are recorded on a net basis in the income statement.

Income Taxes

        The Company's effective tax rate is based on enacted statutory tax rates. Tax regulations require items to be included in the tax returns at different times than the items are reflected in the financial statements. As a result, the Company's effective tax rate reflected in the Consolidated Financial Statements is different than that reported in its income tax returns. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the Company's tax returns in future years for which it has already recorded the tax benefit in the Consolidated Financial Statements. The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion, or all of the deferred tax assets, will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary difference will become deductible. Deferred tax liabilities generally represent tax expense recognized in the Consolidated Financial Statements for which payment has been deferred, or expense for which a deduction has already been taken on the Company's income tax returns but has not yet been recognized as an expense in the Consolidated Financial Statements.

Earnings Per Share

        Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the effects on net earnings and shares of common equivalent shares outstanding during the period.

	2006
	Earnings	Shares	Per Share Amount
	(Numerator)	(Denominator)
Basic and Diluted EPS
Loss available to common stockholders	$(2,292)	23,643	$(0.10)

	2005
	Earnings	Shares	Per Share Amount
	(Numerator)	(Denominator)
Basic EPS
Earnings available to common stockholders	$31,628	22,588	$1.40
Effect of dilutive securities
Warrants	—	1,772
Options	—	1,454
Restricted shares	—	11
8% convertible debentures	162	999
Amortization of debt issuance cost	35	—
Aircraft lease restructuring fees	(13)	—

Diluted EPS
Earnings available to common stockholders plus assumed conversion	$31,812	26,824	$1.19

	2004
	Earnings	Shares	Per Share Amount
	(Numerator)	(Denominator)
Basic EPS
Earnings available to common stockholders	$25,587	13,095	$1.95

Effect of dilutive securities
Warrants	—	1,992
Options	—	1,842
8% convertible debentures	1,290	7,662
Profit sharing	(90)	—
Amortization of debt issuance cost	183	—
Aircraft lease restructuring fees	(273)	—

Diluted EPS
Earnings available to common stockholders plus assumed conversion	$26,697	24,591	$1.09

        Excluded from the diluted earnings per share calculation for the year ended December 31, 2006 are 1.7 million shares related to warrants and 0.8 million shares related to options. These shares are excluded because the effect of including the shares would have been anti-dilutive.

Aircraft Maintenance

        Airframe and engine maintenance costs are recognized using the expense as incurred method of accounting. Under this method, maintenance costs are recognized as expense when maintenance services are completed and as flight hours are flown for nonrefundable maintenance payments required by lease or service agreements. After qualifying maintenance is completed, the Company records a maintenance receivable from the lessors and is reimbursed for amounts paid from the funds held by the lessors.

Post-retirement Benefits Other Than Pensions

        World Airways' retired cockpit crewmembers and eligible dependents are covered under post-retirement health care and life insurance benefits to age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. The Company accounts for the benefit costs in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions ("SFAS No. 106") and Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans ("SFAS 158"). The Company funds the benefit costs on a pay-as-you-go (cash) basis. During 2005, World Airways recorded an adjustment of $1.6 million for post-retirement health care and life insurance benefits (see Note 11). The Company evaluated the impact of this adjustment to prior periods and determined that it was not material to any prior periods.

Accounting for Stock-Based Compensation

        Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123I, Share-Based Payments ("SFAS 123R") which supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Additionally, SFAS 123R requires the cash flows resulting from the tax benefits in excess of the compensation expense recognized for those options (excess tax benefits) to be classified as financing cash flows. SFAS No. 123R applies to new share-based awards and to unvested stock options outstanding on the effective date and issuances under the Company's stock incentive plan. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of its stock based awards and expects to continue using the same methodology in the future (See Note 8). The Company used the modified prospective method to adopt SFAS 123R and therefore did not restate its prior period results.

        Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the recognition and measurement principles of APB 25, and related interpretations.

        The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, to stock-based compensation (in thousands, except per share data):

	2005	2004
Net earnings, as reported	$31,628	$25,587
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(529)	(810)

Pro forma net earnings	$31,099	$24,777

Earnings per share
Basic—as reported	$1.40	$1.95
Basic—pro forma	$1.38	$1.89
Diluted—as reported	$1.19	$1.09
Diluted—pro forma	$1.17	$1.05

Recently Issued Accounting Standards

        In September 2006, the Securities and Exchange Commission (the "SEC") issued SAB 108. Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 will not have a material impact on the Company's financial statements.

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1 (the "FSP"), "Accounting for Planned Major Maintenance Activities" that eliminates the accrue-in-advance method as an acceptable method of accounting for planned major maintenance activities. The FSP is applicable to fiscal years beginning after December 15, 2006 and requires retrospective application to all financial statements presented. The Company does not believe the impact of the adoption of this FSP will have a material impact on its financial statements.

        In July 2006, the FASB, issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. This interpretation is effective for fiscal years beginning after December 15, 2006. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely that not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. The Company will adopt FIN 48 effective January 1, 2007 and does not believe its adoption will result in a material cumulative-effect adjustment.

2. Segment Information

        The Company has two reportable segments: World Airways and North American. The Company operates and manages these companies as two distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at World Air Holdings, as well as the chief operating officer and other management at the operating company level. Financial and other information for the year ended December 31, 2006 and 2005 by reporting segment is set forth below (in thousands).

	Year Ended December 31, 2006
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total revenue	$559,809	$267,195	$(1,348)	$825,656
Operating expense	557,211	271,144	(1,919)	826,436
Operating income/(loss)	2,598	(3,949)	571	(780)
Total assets	115,040	76,572	7,138	198,750
Depreciation and amortization expense	6,072	1,425	17	7,514
Capital expenditures	$6,629	$2,165	$130	$8,924
Total block hours	56,102	27,475	—	83,577
	Year Ended December 31, 2005
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total revenue	$623,719	$163,333	$86	$787,138
Operating expense	570,059	162,201	(1,738)	730,522
Operating income/(loss)	53,660	1,132	1,824	56,616
Total assets	176,165	78,274	6,207	260,646
Depreciation and amortization expense	5,181	1,105	—	6,286
Capital expenditures	$6,579	$577	$5	$7,161
Total block hours	58,515	17,175	—	75,690

*
Financial and statistical data include the results of North American from April 28, 2005 to December 31, 2005

        In 2004, the Company operated as a single segment. The Company acquired North American in 2005 and considered North American a separate segment.

3. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2006	2005
Prepaid insurance	$3,141	$3,980
Prepaid rent	4,343	7,259
Prepaid fuel	1,251	2,038
Prepaid taxes	5,033	2,736
Deposits	1,650	927
Inventories, net of obsolescence reserve of $1,966 at December 31, 2006 and $1,245 at December 31, 2005	2,328	1,175
Other	1,951	2,131

Total	$19,697	$20,246

4. Other Assets and Deferred Charges

        Other assets and deferred charges consist of the following (in thousands):

	December 31,
	2006	2005
Deferred rent	$5,176	$6,214
Fair market value of ATSB warrants	—	4,792
Debt issuance costs—Wachovia Loan	492	—
Debt issuance costs—term loan due in 2008	—	1,433
Restricted cash	—	830
Other	201	4

	5,869	13,273
Accumulated amortization	(185)	(3,558)

Total	$5,684	$9,715

5. Long-term Debt

        The Company had no outstanding debt at December 31, 2006. The Company's long-term debt, including current maturities thereof, at December 31, 2005 was as follows (in thousands):

	2006	2005
ATSB Loan	$—	$24,000

Less: current maturities	—	24,000

Total long-term debt, net of current maturities	$—	$—

        On December 30, 2003, the Company issued $25.5 million aggregate principal amount of the Debentures in exchange for $22.5 million aggregate principal amount of its then outstanding 8.0% Convertible Senior Subordinated Debentures due in 2004 (the "Old Debentures") and $3.0 million in cash. The Company called for redemption the remainder, or $18.0 million aggregate principal amount, of its Old Debentures and redeemed the Old Debentures on January 28, 2004. The Debentures were convertible, at any time, into the Company's common stock at a conversion price of $3.20 per share. The Debentures were redeemable by the Company at 100% of the principal amount on or after December 30, 2004 if the average closing price of the Company's common stock was equal to or greater than 200% of the conversion price for 20 of 30 consecutive trading days, and on or after December 30, 2005 if the average closing price of the Company's common stock was equal to or greater than 150% of the conversion price for 20 of 30 consecutive trading days. On or after December 30, 2006, the New Debentures were redeemable at any time at 100% of the principal amount regardless of the stock price. On February 22, 2005, World Air Holdings issued a notice of redemption of the Debentures, giving the holders until March 22, 2005 to exercise their conversion rights at a conversion price of $3.20 per share. The holders converted all of the outstanding Debentures by March 22, 2005.

        On December 30, 2003, the Company closed the $30.0 million ATSB Loan of which 90.0% ("Tranche A Loan") was guaranteed by the ATSB and 10.0% ("Tranche B Loan") was guaranteed by another third party. The Company's obligations under the loan agreement were secured by substantially all of the assets of the Company and its subsidiaries. At December 31, 2005, the blended rate on both Tranches approximated 4.5%. Also, at December 31, 2005, the Company's indebtedness of $24.0 million outstanding under its $30.0 million ATSB Loan was secured by substantially all of the Company's assets. The ATSB Loan contained restrictive covenants that imposed significant operating and financial restrictions on the Company requiring it to maintain a certain amount of unrestricted cash or cash equivalents and to comply with certain financial ratios as well as certain negative covenants.

        The Company recorded the $24.0 million outstanding balance as a current liability as of December 31, 2005 in the Consolidated Balance Sheets due to covenant violations. On March 30, 2006 the Company prepaid the remaining principal balance of $24.0 million under the ATSB Loan with working capital. As a result of this prepayment, during the first quarter of 2006, the Company expensed $2.3 million in unamortized debt issuance cost and unamortized warrant costs associated with the ATSB Loan.

        In August 2004, the ATSB exercised warrants to purchase 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 21,994 shares of the Company's common stock. Additionally, in February 2005, the ATSB exercised warrants to purchase an additional 111,111 shares at $2.50 per share and, pursuant of the net exercise provisions of the warrants, received 76,345 shares of the Company's common stock.

        In March 2006, World Airways and North American entered a Loan and Security Agreement with Wachovia Bank, National Association ("Wachovia Loan"), for the issuance of loans and letters of credit up to $50.0 million subject to certain terms, conditions, and limitations. The facility matures in March 2008. Under the Wachovia Loan, the Company's borrowings bear interest at fluctuating rates. The applicable rate will be one of the following three options, as designated by the Company: (1) the bank's base lending rate, (2) the Federal Funds Rate, or (3) the Eurodollar or London Interbank Offered Rate ("LIBOR") plus an applicable percentage. The rates applicable to outstanding borrowings fluctuate based on many factors including, but not limited to, general economic conditions, and general interest rates, including the prime rate, and the supply of and demand for credit in the London interbank market. At December 31, 2006, the Company's borrowing base was approximately $29.0 million, of which $3.4 million was utilized for letters of credit issued under the facility. As a result, the available amount for borrowing was $25.6 million. The borrowing base fluctuates on a daily basis and is subject to a $50.0 million maximum and includes the sum of: (1) 85%–90% of eligible government receivables, (2) 70% of eligible unbilled government receivables, not to exceed $5.0 million, (3) 80% of eligible commercial receivables, (4) 75% of the value of eligible spare parts, not to exceed $15.0 million; less the face amount of issued and outstanding letters of credit and any applicable reserves. The Company had no borrowings outstanding at December 31, 2006.

        In October 2006, the Company completed a "modified Dutch Auction" tender offer ("Tender Offer") and purchased 2.22 million shares of its outstanding common stock (See Note 9). As a result of the Tender Offer, the Company modified the number of warrants and exercise price pursuant to the provisions of the ATSB warrant agreement. As a result, the ATSB held warrants to purchase 1,153,973 shares and 806,616 shares at $0.86 and $3.52 per share, respectively at December 31, 2006. (See Note 7). The Company borrowed $21.0 million under the Wachovia Loan agreement to fund the Tender Offer and related transaction costs to repurchase Company stock. (See Note 9). The amount borrowed bore interest at the monthly LIBOR and was subsequently repaid on November 15, 2006.

6. Operating Leases

        The Company leases all but one of its operational aircraft fleet under operating lease agreements. At December 31, 2006, World Airways' operating fleet consisted of 17 aircraft, of which nine are passenger aircraft and eight are freighter aircraft, with base lease terms expiring at various dates through 2015. At December 31, 2006, North American's operating fleet consisted of nine aircraft, all of which are operated in passenger configurations, with remaining base lease terms expiring at various dates through 2014.

        In 2004, the Company reached an agreement with one of its MD-11 aircraft lessors to restructure certain leases. In exchange for reduced fixed monthly lease rates and a reduction in the lease terms, the Company agreed to an annual restructuring fee based on net earnings. Payments commenced in 2005 based on 2004 results, and continue through the lease terminations in 2011, which will be paid in 2012. Over the term of the agreement, the total obligation of the Company is limited to $24.2 million on a cumulative basis. In each year, the cash payment is limited to $1.6 million for 2005, $3.6 million per year for 2006 through and including 2011, and $1.0 million in 2012. Although cash disbursements are limited each year, due to the cumulative nature of the agreement, expense recognized may differ from the related cash payment to be disbursed in the following year. In 2005, the Company and the lessor agreed to a definitive methodology used to calculate the restructuring fee. As a result, the Company recognized no expense in 2006 due to the Company's net loss, $5.0 million and $4.5 million was recorded in expense for 2005 and 2004, respectively. The Company's related cash payments were $3.6 million and $1.6 million in 2006 and 2005, respectively. The Company records this cash obligation to accrued rent on its consolidated balance sheet.

        Rental expense, primarily relating to aircraft leases, totaled approximately $122.6 million, $112.2 million, and $77.2 million for the years ended December 31, 2006, 2005, and 2004, respectively. Certain of the Company's operating leases require rental payments that vary in amount from year to year. The Company accounts for the cost of these leases on a straight-line basis, thereby recognizing annual rent expense evenly over the lease term. The Company's Consolidated Balance Sheets reflect the cumulative-to-date difference between rent expense recognized and cash payments made within current and non-current deferred rent.

        The Company accounts for aircraft rent expense on the straight-line method over the life of the aircraft lease. Certain of the Company's operating leases were structured to require significant cash payments during the early terms of the lease. The Company records the cash payment in excess of aircraft rent as a deferred asset on the Company's consolidated balance sheet. The portion of the prepaid rent that is to be realized over the next twelve months is recorded to prepaid expenses and other current charges, while the remainder is recorded to other assets and deferred charges.

        Certain of the Company's operating leases require more significant cash payments later in the lease term resulting in an accrued liability for aircraft rents on the Company's consolidated balance sheet. The portion of the accrued liability scheduled to be paid in the next twelve months is recorded as accrued rent, while the remainder is recorded as accrued and deferred rent.

        Certain of the Company's aircraft leases also require the Company to pay certain amounts related to maintenance reserves for airframes, engines, auxiliary power units and landing gears based on flight hours and cycles. Certain return conditions also must be met prior to returning the aircraft to the lessor. The Company also pays maintenance fees to certain maintenance providers for auxiliary power units based on flight hours. The aggregate amount the Company paid and expensed in 2006, 2005, and 2004 for maintenance reserves for airframes, engines, auxiliary power units and landing gears and maintenance fees for auxiliary power units was $50.5 million, $45.3 million, and $29.8 million, respectively.

        Future annual minimum lease payments, excluding contingent rentals to maintenance reserve payments, at December 31, 2006 for operating leases that have initial or remaining base lease terms in excess of one year were as follows (in thousands):

2007	$124,980
2008	112,659
2009	101,892
2010	92,558
2011	71,883
Thereafter	132,766

Total	$636,738

7. Capital Stock

        At December 31, 2006, 5,159,751 shares of common stock were reserved for under stock option incentive plans (3,060,162 shares), upon the exercise of warrants (1,960,589 shares), and under an employee salary exchange program (139,000 shares).

        In December 2003, the Company issued to the ATSB, as consideration for the federal loan guarantee, warrants to purchase an aggregate of 2,378,223 shares of common stock. These warrants were vested and fully exercisable at the date of grant. The fair value of these warrants on the date of grant using the Black Scholes option-pricing model was $4.8 million. The following table shows details of the warrants issued to the ATSB as well as the assumptions used in the Black Scholes option-pricing model:

Number of Shares	Exercise Price	Expiration Date	Risk Free Interest Rate	Expected Dividend Yield	Volatility	Expected Life
1,269,022	$0.78	12/31/2008	3.23%	0%	50%	5.0 yrs
111,111	$2.50	8/23/2004	1.22%	0%	50%	0.7 yrs
111,111	$2.50	3/29/2005	0.96%	0%	50%	1.2 yrs
886,979	$3.20	12/31/2009	3.43%	0%	50%	6.0 yrs

        In August 2004, the ATSB exercised warrants to purchase 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 21,994 shares of the Company's common stock. Additionally, in February 2005, the ATSB exercised warrants to purchase an additional 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 76,345 shares of the Company's common stock. In October 2006, the Company completed the Tender Offer and purchased 2.22 million shares of its outstanding common stock (See Note 9). As a result of the Tender Offer, the Company modified the number of warrants and exercise price pursuant to the provisions of the ATSB warrant agreement. Therefore, the ATSB held warrants to purchase 1,153,973 shares and 806,616 shares at $0.86 and $3.52 per share, respectively at December 31, 2006.

        The Company recorded the fair value of these warrants within other long-term assets, with a credit to additional paid-in capital. The Company recorded amortization of $1.5 million in 2005 and expensed the remaining $1.8 million in March 2006, when the debt was prepaid in full.

        In 1999, pursuant to amendments to lease agreements for the Company's MD-11 aircraft, the Company granted warrants to each of two lessors to purchase up to 1,000,000 shares of common stock at an exercise price of $2.50 per share, with expiration dates of August 2004 and March 2005. The warrants were vested and fully exercisable at the date of grant. Warrants were exercised in August 2004 to purchase 1,000,000 shares, and the remaining warrants to purchase 1,000,000 shares were exercised in January 2005. The per share weighted-average fair value of the warrants was $0.90 on the date of grant using the Black Scholes option-pricing model with the following assumptions: risk free interest rate of 5.735%, expected dividend yield of 0.0%, expected volatility of 78%, and expected life of 5 years.

        In November 2006, the Company's Board of Directors passed a resolution to retire 1,039,694 shares of common stock held as treasury shares. The resolution also provided that these shares be restored to the status of authorized but unissued shares of common stock of the Company.

8. Stock based compensation

Stock Incentive Plans

        Under the World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (the "1995 Plan"), members of the Company's Board of Directors, employees, and consultants to the Company or its affiliates are eligible to receive stock incentive awards. At December 31, 2006, the Company had reserved 3,030,162 shares of common stock for issuance under the 1995 Plan. Options expire at the earlier of the stated expiration, which shall not exceed ten years from the date of grant, or one year after the termination of a grantee's employment with the Company. The exercise price for options granted is the fair market value of the common stock on the date of grant. Outstanding options become vested and fully exercisable at various times through August 2013.

        During 2005, the Company issued 50,000 shares of restricted stock with vesting over a four year required service period, and recorded compensation expense over the same period. In February 2006, the employee to whom the stock was issued resigned and, accordingly, the restricted stock grant terminated and was cancelled effective on the date of termination. During the first quarter of 2006, the Company reversed $0.3 million of deferred stock-based compensation related to the forfeiture of this restricted stock grant.

        Under a Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), non-affiliate directors are granted options to purchase 10,000 shares of common stock, upon election or appointment to the Board of Directors of the Company. Options granted under the Directors' Plan vest in 36 equal monthly installments following the award, as long as the individual remains a director of the Company. The Director's Plan provided that after December 31, 2005, no additional options could be granted from this plan.

Stock Options

        For stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the Company adopted SFAS 123R using the "modified prospective method" of accounting permitted under SFAS 123R. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated statements of income beginning in the first quarter of 2006, using the grant-date fair values previously calculated in prior pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting periods.

        The fair value of stock options is determined at the grant date using a Black-Scholes option pricing model, which requires the Company to make several assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The dividend yield on the Company's common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of the Company's common stock is based on the historical volatility of the common stock price over an approximate four year time period. The expected term of the options is based on historical experience of all option grants.

        During the third quarter of 2006, the Company granted options to purchase 333,400 shares under the 1995 Stock Incentive Plan. These stock options vest in 33 1/3% increments on the first three anniversary dates of the awards; thus, the Company will recognize compensation expense for these awards on a straight-line basis over each award's vesting period. During the second quarter of 2005, the Company granted options to purchase 10,000 shares under the Director's Plan that vest in 36 equal monthly installments from the day of grant.

        The per share weighted-average fair value of the options to purchase 333,400 shares granted during the third quarter of 2006 was $4.61 on the date of grant using the Black Scholes options-pricing model. The per share weighted-average fair value of the options to purchase 10,000 shares granted during the second quarter of 2005 was $4.29 on the date of grant using the Black-Scholes option-pricing model. The per share weighted-average fair value of the options to purchase 696,000 shares granted during 2004 was $2.54 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.6%	3.9%	3.7%
Expected term (in years)	4.0	4.2	4.8
Expected stock volatility	80.9%	70.7%	80.2%

        The table below summarizes stock option award activity pursuant to the Company's plans for the last three years:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2003	3,694	$1.58
Granted	696	3.89
Exercised	(1,583)	0.95
Forfeited	(174)	2.04
Outstanding at December 31, 2004	2,633	2.53
Granted	10	7.53
Exercised	(836)	2.82
Forfeited	(79)	6.19
Outstanding at December 31, 2005	1,728	2.25
Granted	333	7.44
Exercised	(405)	1.30
Forfeited	(32)	2.59

Outstanding at December 31, 2006	1,624	3.55	4.5	$10,296

Exercisable at December 31, 2006	1,108	$2.31	3.7	$7,205

Vested & Expected to Vest at December 31, 2006	1,454

        At December 31, 2006, the range of exercise prices per share and weighted-average remaining life of outstanding options was $0.91–$7.53 and 4.5 years, respectively.

        The following table summarizes stock options outstanding and exercisable at December 31, 2006 (in thousands, except per share amounts):

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.56–1.25	510	2.3	$0.91	510	$0.91
1.26–2.50	38	1.1	$1.57	38	$1.57
2.51–3.75	671	5.2	$3.46	516	$3.42
3.76–5.00	6	5.1	$4.06	—	—
5.01–6.25	56	5.5	$6.15	39	$6.15
6.25–7.50	334	6.6	$7.44	—	—
7.50–8.75	10	8.3	$7.53	5	$7.53

Total	1,625	4.5	$3.55	1,108	$2.31

        At December 31, 2006, 2005 and 2004, the number of shares issuable upon the exercise of vested options was 1,107,563, 1,170,426, and 1,444,464, respectively, and the weighted-average exercise prices per share of the options were $2.31, $1.82, and $1.89, respectively.

        The total intrinsic value of options exercised for the year ended December 31, 2006, determined as of the date of exercise of options, was $3.1 million. The total intrinsic value of options exercised for the year ended December 31, 2005 and 2004, determined as of the date of exercise of options, was $5.0 million and $4.9 million, respectively. Cash received from option exercises during 2006, 2005, and 2004 totaled $0.5 million, $2.4 million and $1.5 million, respectively.

        The Company recorded $0.4 million of stock-based compensation expense related to non-vested stock options to sales, general and administrative expense for the year ended December 31, 2006. The excess tax benefit realized, for the tax deduction from option exercises under the Company plan was $1.4 million for 2006, which generated cash flows from excess tax benefits, under the long-haul method, of $1.2 million.

        At December 31, 2006, there was $1.3 million of total unrecognized compensation expense related to non-vested stock options granted under the Company's stock incentive plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock Awards

        During the third quarter of 2006, the Company granted 196,800 shares of restricted common stock to non-employee members of the Board, executive officers, officers, and certain other management employees of the Company. The restricted shares were granted pursuant to the 1995 Plan. The fair value at the date of grant of these shares was $1.7 million. Compensation expense for these awards will be recognized on a straight-line basis over the weighted-average requisite service period of 4.1 years.

        The Company recorded $0.2 million of stock-based compensation expense to sales, general and administrative expense for the year ended December 31, 2006 associated with these restricted stock awards. At December 31, 2006, there was approximately $1.5 million of total unrecognized compensation expense related to non-vested restricted stock granted under the Company's stock incentive plan, which is expected to be recognized over a weighted-average vesting period of 4.1 years.

Stock Option Awards Review

        During 2006, under the direction of the Audit Committee of the Board of Directors, the Company voluntarily initiated a review of all stock option awards from the date of the Company's initial public offering of its common stock in 1995 through December 31, 2006. In order to ensure independence and objectivity, the Company also retained a law firm that is independent of the Company to perform a review of all prior stock option awards as an independent investigation. The independent counsel engaged to perform that review has submitted its report to the Audit Committee, which accepted the report and deemed the review concluded. Based on its own review and the review of independent counsel, the Company concluded that, although no backdating or other intentional misconduct was found, the Company had not properly accounted for certain options awarded in each of the years 1997 through 2003.

        The impact of such adjustments, consisting of previously unrecognized compensation expense, for each of such years and in the aggregate is as follows:

	1997	1998	1999	2000	2001	2002	2003	Total
	(in thousands)
Stock Compensation Expense	$79	$(20)	$—	$103	$256	$79	$73	$570

Tax effect	—	—	—	—	—	—	(15)	(15)
Total, net of tax	$79	$(20)	$—	$103	$256	$79	$58	$555

Income/(loss) before taxes	$12,230	$(10,905)	$(13,653)	$(3,159)	$(26,037)	$2,041	$19,123

Percent of income before taxes	0.6%	0.2%	0.0%	3.3%	1.0%	3.9%	0.4%

        The review of quantitative and qualitative factors led the Company to conclude that this cumulative adjustment of $0.6 million be recorded to sales, general, and administrative expense in its consolidated financial statements for the quarter ended September 30, 2006 and that it was not material to the full year of 2006 or any prior periods impacted. Historically, the Company used the roll-over method to determine materiality and since SAB 108 was not adopted until December 31, 2006, the Company continued to evaluate materiality under one method, not the dual method.

9. Tender Offer

        On September 5, 2006, the Company's Board of Directors authorized a "modified Dutch Auction" tender offer whereby the terms permitted the Company to repurchase up to 2.22 million shares of its common stock at a price per share not greater than $9.50 and not less than $9.00.

        In October 2006, the Company completed the Tender Offer and purchased 2.22 million shares of its outstanding common stock at a price per share of $9.20 totaling approximately $20.8 million, which was funded through borrowings under the Wachovia Loan. The shares purchased represented approximately 9.1% of the Company's outstanding common stock at October 12, 2006.

10. North American Acquisition

        On April 27, 2005, the Company acquired North American, a privately-held airline based in Jamaica, New York, for approximately $34.8 million in cash, which was funded from internally generated funds. In addition, there was a $0.6 million subsequent reduction in the purchase price based on terms of the purchase agreement.

        The Company commenced the consolidation of North American on April 28, 2005 and the acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The following summarizes the total purchase price for North American (in thousands):

Cash consideration	$34,750
Direct acquisition costs	1,408
Adjustment to distribution made to Seller to cover tax payments as provided in Stock Purchase Agreement	(565)

$35,593

        The purchase price allocation for the acquisition has been finalized with the exception of certain tax uncertainties related to amounts due from the seller.

        Under the purchase method of accounting, the total purchase price was allocated to North American's net tangible and intangible assets based upon their estimated fair value as of the date of the acquisition with any amount paid in excess of the fair value of the net assets recorded as goodwill. Based upon the purchase price and value of the net assets acquired and liabilities assumed, the purchase price allocation is as follows (in thousands):

Fair Value of Net Assets Acquired
Cash and cash equivalents	$8,640
Restricted cash	2,372
Other current assets	16,239
Equipment and property, net	1,498
Long-term deposits and other assets	4,446
Intangible assets acquired:
ETOPs * program added value	4,680
Aircraft leases at market rates in excess of rental rates	2,840
Trademark	575
Goodwill	25,370

Total assets acquired	66,660
Liabilities assumed:
Accounts payable and accrued liabilities	(29,155)
Deferred tax liabilities	(1,912)

Net assets acquired	$35,593

        The fair values of certain identifiable tangible and intangible assets were determined with the assistance of American Appraisal Associates, Inc., an independent third-party appraiser. Goodwill of $25.4 million has been recorded and represents the excess of the purchase price over the fair value of the tangible and other intangible assets acquired less the fair value of the liabilities assumed. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually or more frequently if circumstances indicate their value may no longer be recoverable. The Company performed an annual impairment test as of October 1, 2006 for goodwill and indefinite-lived intangibles. This test indicated that goodwill and indefinite-lived intangibles were not impaired as of December 31, 2006. The goodwill is not deductible for tax purposes.

        Unaudited pro forma information for the Company reflecting the acquisition of North American as if it had occurred on January 1, 2005 and 2004 is as follows (in thousands, except per share amounts):

	2005	2004
Total operating revenues	$863,098	$709,396
Net earnings	$34,222	$24,131
Basic earnings per share	$1.52	$1.84
Weighted average shares outstanding	22,588	13,095
Fully diluted earnings per share	$1.28	$1.03
Weighted average shares outstanding	26,824	24,591

        The above pro forma results include adjustments for the amortization of intangibles, adjustments to depreciation to reflect the new basis and depreciable lives for equipment and property, and decreased interest income/additional interest expense to reflect the impact of the cash payments related to the purchase of North American. These results are not indicative of what actual results would have been or will be in the future.

11. Employee Benefit Plans

        World Airways' Crewmembers Target Benefit Plan (the "Target Benefit Plan") is a defined contribution plan covering cockpit crewmembers with contributions based upon wages, as defined. It is a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Expense for the Target Benefit Plan totaled $3.0 million, $2.8 million, and $2.7 million for the years ended December 31, 2006, 2005, and 2004, respectively.

        World Airways also sponsors a Crewmembers Deferred Income Plan (the "Deferred Income Plan"). It is a tax-qualified retirement plan under Section 401(k) of the Code. Under the Deferred Income Plan, cockpit crewmembers may elect to invest salary deferrals of up to $15,000 or 25% of their salary in selected investment funds. The Company does not make any contributions to the Deferred Income Plan.

        World Airways' flight attendants participate in a pension plan maintained by the International Brotherhood of Teamsters ("IBT"). This plan is a multi-employer plan subject to the funding and other provisions of the Pension Protection Act of 2006. Contributions made to the IBT on behalf of the flight attendants totaled $1.3 million, $1.3 million, and $1.0 million for the years ended December 31, 2006, 2005, and 2004 respectively.

        Under World Air Holdings' and World Airways' 401(k) Administrative Plan ("401(k) Plan"), employees may elect to invest salary deferrals of up to $15,000 or 25% of their salary in selected investment funds. It is a tax-qualified retirement plan under Section 401(k) of the Code. The Company contributes matching funds to the 401(k) Plan equal to 50% of participants' voluntary deferrals up to 10% of salary. The Company expensed, for its contribution to the 401(k) Plan, approximately $0.7 million, $0.6 million, and $0.3 million during the years ended December 31, 2006, 2005, and 2004, respectively.

        World Airways has a profit sharing bonus plan (the "Profit Sharing Plan") for its cockpit crewmembers and flight attendants pursuant to agreements with the unions representing the two groups. It is not a tax-qualified plan under the Code. Distributions under the Profit Sharing Plan are equal to 20% of net earnings, as defined, subject to an annual limitation of 10% of the total annual aggregate compensation of World Airways employees participating in the Profit Sharing Plan in that year. Due to net losses for the year ended December 31, 2006, the Company recorded no profit sharing expense during 2006. The Company expensed $4.8 million and $4.8 million for this plan during the years ended December 31, 2005, and 2004, respectively.

        World Air Holdings and World Airways have a profit sharing bonus plan for management, administrative and operations personnel. Due to net losses for the year ended December 31, 2006, the Company recorded no profit sharing expense during 2006. The Company expensed $4.7 million, and $4.2 million for these plans during the years ended December 31, 2005 and 2004, respectively.

        World Airways' cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. The Company accrues for the cost of post-retirement health and life insurance benefits in accordance with SFAS No. 106 but funds the benefit costs on a pay-as-you-go (cash) basis.

        In December 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires the Company to recognize in its statement of financial position an asset for a defined benefit pension or post-retirement plan's overfunded status or a liability for a plan's underfunded status, and to recognize changes in that funded status through other comprehensive income/(loss) in the year in which the changes occur. SFAS 158 will not change the amount of net periodic benefit expense recognized in the Company's results of operations.

        World Airways uses a December 31st measurement date for the post-retirement health care and life insurance benefits plan. During 2005, the Company's accumulated benefit obligation assumptions were modified for the following:

  •
  The retirement eligibility provision was adjusted to reflect that World Airways cockpit employees have the option to retire at the age of 55 with at least five years of service in addition to the previously reflected age 60 provision.

  •
  A flat $50,000 life insurance benefit was added effective February 1, 2005 for cockpit retirees who die prior to age 65.

        A summary of the net periodic post-retirement benefit costs is as follows (in thousands):

	2006	2005	2004
Service cost	$1,053	$768	$378
Interest cost on accumulated post-retirement benefit obligation	540	445	243
Amortization of prior service cost	11	10	—
Net amortized loss	156	272	13
Adjustment for revised retirement eligibility	—	1,599	—

Net periodic post-retirement benefit cost	$1,760	$3,094	$634

        The reconciliation of the accumulated post-retirement benefit obligation is as follows (in thousands):

	2006	2005
Accumulated post-retirement benefit obligation, beginning of year	$9,537	$4,849
Service cost	1,053	768
Interest cost	540	445
Benefits paid	(245)	(180)
Adjustment for revised retirement eligibility	—	1,599
Actuarial (gain)/loss	(2,397)	1,956
Plan amendments	(331)	100

Accumulated post-retirement benefit obligation, end of year	$8,157	$9,537

        The reconciliation of the accrued post-retirement benefits as of year-end is as follows (in thousands):

	2006	2005
Unfunded status	$8,157	$9,537
Unrecognized prior service cost	252	(89)
Unrecognized net gain/(loss)	100	(2,453)
Accumulated other comprehensive income	(352)	—

Accrued post-retirement benefits included in liabilities on accompanying balance sheets	$8,157	$6,995

        The assumed discount rate used to measure the accumulated post-retirement benefit obligation for 2006 and 2005 was 5.75% and 5.25%, respectively. The medical cost trend rate in 2006 was 10.75%, trending down to an ultimate rate in 2015 and beyond of 5.0%. A one percentage point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 2006 net periodic post-retirement benefit cost by $226,000 and would have increased the accumulated post-retirement benefit obligation as of December 31, 2006 by $914,000. A one percentage point decrease in the assumed health care cost trend rates for each future year would have decreased the aggregate of the service and interest cost components of 2006 net periodic post-retirement benefit cost by $193,000 and would have decreased the accumulated post-retirement benefit obligation as of December 31, 2006 by $815,000.

        World Airways used the following actuarial assumptions to determine its net periodic benefit cost for the years ended December 31, 2006 and 2005, as measured at December 31, 2006, and its benefit obligations at December 31, 2006 and 2005:

Assumption	Used for Net Periodic Post-Retirement Benefit Cost for 2006	Used for Benefit Obligations as of December 31, 2006
Discount rate	5.25%	5.75%
Salary increase*	not applicable	not applicable
Long-term rate of return*	not applicable	not applicable

Assumption	Used for Net Periodic Post-Retirement Benefit Cost for 2005	Used for Benefit Obligations as of December 31, 2005
Discount rate	5.25%	5.25%
Salary increase*	not applicable	not applicable
Long-term rate of return*	not applicable	not applicable

    *
    The salary increase assumption is not applicable because the benefits are not related to compensation. The long-term rate of return assumption is not applicable because the plan is funded on a pay-as-you-go basis.

        The Company expects to contribute the following amounts to the post-retirement health care benefit plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. Benefit payments, which reflect expected future service, are based on assumptions about future events. Actual benefit payments may vary significantly from the estimates listed below (in thousands):

2007	$353
2008	398
2009	475
2010	535
2011	577
2012 through 2016	3,800

Total	$6,138

        North American provides a tax qualified 401(k) employee savings plan for the benefit of substantially all employees. Under the plan, employees may contribute up to $15,000 of their salary. North American matches employees' contributions up to 100% of the first 3% of compensation plus 50% of the next 2% of compensation. North American also has the option to make additional profit-sharing contributions to the plan. Total contribution expense for matching of elective deferrals for the year ended December 31, 2006 was $0.6 million.

        In August 2005, North American implemented a profit sharing plan for its employees. It is not a tax-qualified plan under the Code. The plan provided for payment based on certain earnings targets for the year ended December 31, 2006 and 2005. Due to net losses for the year ended December 31, 2006, North American recorded no profit sharing expense during 2006. North American expensed $1.0 million for this plan during the year ended December 31, 2005.

12. Income Taxes

        The components of income tax expense (benefit) for the years ended December 31 are as follows (in thousands):

	2006	2005	2004
Current:
Federal	$173	$18,959	$12,422
State	(953)	1,477	773
Foreign	372	—	—
Deferred:
Federal	73	(317)	(4,450)
State	(20)	(146)	(300)
Foreign	—	—	—

	$(355)	$19,973	$8,445

        Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to pre-tax income as a result of the following (in thousands):

	2006	2005	2004
Expected Federal income tax expense/(benefit) at the statutory rate of 35%	$(926)	$18,061	$11,911
State and local taxes (net of federal benefit)	(52)	879	307
Decrease in deferred tax asset valuation allowance	—	(31)	(5,075)
Other:
Meals and entertainment	893	1,086	975
Other	(270)	(22)	327

Income tax expense/(benefit)	$(355)	$19,973	$8,445

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2006	2005
Deferred tax assets:
Net operating loss carry-forward	$1,720	$1,753
Recognition of sale/leaseback gains	233	386
Accrued post-retirement benefit obligation	2,794	2,553
Profit sharing and compensated absences	2,072	5,441
Deferred rent	2,314	2,117
Allowance for doubtful accounts receivable	589	604
Alternative minimum tax credit carry-forward	2,789	2,789
Legal expense	174	1,067
Other	1,438	1,193

Gross deferred tax assets	14,123	17,903
Less: valuation allowance	(3,717)	(3,717)

Net deferred tax assets	$10,406	$14,186
Deferred tax liabilities:
Prepaid expenses	2,042	2,389
Equipment and property	5,743	8,550
Recoverable parts	141	233
Intangibles	2,444	2,780

Net deferred tax asset/(liability)	$36	$234

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        The availability of Net Operating Loss ("NOL") carry-forwards and Alternative Minimum Tax ("AMT") credit carry-forwards to reduce the Company's future federal income tax liability is subject to limitations under Section 382 of the Code. Generally, these limitations restrict the availability of NOL carry-forwards upon certain changes in stock ownership by five percent stockholders which, in aggregate, exceed 50 percentage points in value in a three-year period ("Ownership Change"). The Company experienced an Ownership Change in July 2000 primarily due to vesting of restricted shares under the Company's Employee Salary Exchange Program and the liquidation of WorldCorp, Inc.

        As of December 31, 2006 the Company has $46.7 million NOL carry-forwards that are limited by Internal Revenue Code ("IRC") Section 382. Due to this limitation, only $4.8 million of the NOL carry-forwards will be available for possible utilization for federal income tax purposes. This amount is computed based upon the $343,000 annual limitation resulting from the 2000 Ownership Change. Subsequent ownership changes, if any, could impose additional limitations on the Company's NOL carry-forwards. The Company's total NOL carry-forwards will begin to expire in 2007. The application of the Code in this area is subject to interpretation by the Internal Revenue Service ("IRS"). The NOL carry-forwards are subject to examination by the IRS and, thus, are subject to adjustment or disallowance resulting from any such IRS examination.

        World Airways is presently under examination by the IRS for the income tax return filed for the year ended December 31, 2004. North American is also under examination by the IRS for the S-Corporation income tax returns filed for the years ended December 31, 2003 and 2004. Currently, there are no adjustments proposed by the IRS and the impact of this examination is not determinable.

13. Major Customers and Products

        Information concerning customers for years in which their revenues comprise 10% or more of the Company's total operating revenues is presented in the following table (in millions):

	Year Ended December 31,
World Airways
	2006	2005	2004
U.S. Air Force ("USAF") Air Mobility Command	$398.7	$477.6	$390.7
	Year Ended December 31,
North American
	2006	2005*
U.S. Air Force ("USAF") Air Mobility Command	$159.4	$103.6

    *
    Financial data include the results of North American from April 28, 2005 to December 31, 2005.

        Information concerning the Company's revenues comprising 10% or more of total operating revenues is presented in the following table (in millions):

	Year Ended December 31,
World Airways
	2006	2005	2004
Passenger Charter Operations	$445.8	$520.8	$432.6
Cargo Charter Operations	$112.3	$99.9	$69.1

	Year Ended December 31,
North American
	2006	2005*
Passenger Charter Operations	$204.8	$131.0
Passenger Scheduled Service	61.0	$31.8

    *
    Financial data include the results of North American from April 28, 2005 to December 31, 2005.

14. Commitments and Contingencies

Union Negotiations and Litigation:

        World Airways' Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 29.9% of the total workforce at World Airways and are represented by the International Brotherhood of Teamsters ("IBT"), are subject to a collective bargaining agreement which will become amendable on March 1, 2009.

        World Airways' Flight Attendants:    The World Airways' flight attendants, representing approximately 41.9% of World Airways employees, are subject to a collective bargaining agreement that became amendable August 31, 2006. Negotiations began in mid-August 2006 with the IBT and are ongoing.

        North American's Cockpit Crewmembers:    The National Mediation Board ("NMB") certified the IBT to represent North American's cockpit crewmembers (approximately 24.6% of the total employees at North American) on January 16, 2004. North American and the IBT commenced negotiations for their first collective bargaining agreement on April 6, 2004 and have met on numerous occasions. Although representatives from North American and the IBT continue to negotiate the terms of a comprehensive final agreement under the auspices of the NMB, no collective bargaining agreement has yet been reached.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election (the IBT) among North American's flight attendants. Flight attendants comprise approximately 37.4% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations began in 2006 between North American and the IBT and are ongoing.

Other Litigation:

        On January 9, 2004, Whitebox Convertible Arbitrage Partners, L.P. and Pandora Select Partners, L.P. filed a complaint alleging breach of contract by World Airways in connection with its exchange in December 2003 of $22,545,000 aggregate amount of 8.0% Convertible Senior Subordinated Debentures due in 2004 (the "Old Debentures") for a like amount of the newly-issued Debentures. In August 2006, World Airways and the plaintiff agreed to settle this matter with a full release, in exchange for approximately $0.4 million cash consideration. The settlement was accrued during the six month period ended June 30, 2006 and was subsequently paid in September 2006.

        For competitive and economic reasons, effective as of January 2005, North American unilaterally reduced cockpit crewmember wages and other benefits in addition to modifying certain work rules. The IBT thereafter filed suit against North American. The United States District Court for the Northern District of California ruled in North American's favor; the IBT appealed and the decision of the Ninth Circuit is pending. North American will continue to vigorously defend itself; however the Company cannot give any assurance that this litigation will not have a material adverse effect on its financial condition, results of operations, or liquidity.

        North American, along with certain unrelated entities, is a defendant in litigation brought in the Dominican Republic for, among other things, breach of contract. Consequently, approximately $0.9 million of North American's funds were embargoed and were not controlled by North American until August 2006, when the court in the Dominican Republic lifted the embargo and the funds were returned to North American in October 2006. North American believes that the litigation is without merit, and intends to vigorously contest the claims. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

        North American was a defendant in a legal action pending in California brought by a former pilot for various causes of action, including wrongful termination. In May 2006, North American and the plaintiff agreed to settle this matter with a full release, in exchange for $2.3 million cash consideration. The settlement was accrued at December 31, 2005 and was paid in May 2006.

        In the ordinary course of business, the Company is party to various other legal proceedings and claims which we believe are incidental to the operations of our business. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

15. Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Year	Additions Charged (Credited) to Expense	Amounts Charged to Allowance	Balance at End of Year
2006
Allowance for accounts receivable	$1,643	$335	$(355)	$1,623
Deferred tax valuation allowance	$3,717	$—	$—	$3,717
2005
Allowance for accounts receivable	$209	$1,622	$(188)	$1,643
Deferred tax valuation allowance	$3,748	$(31)	$—	$3,717
2004
Allowance for accounts receivable	$196	$2,659	$(2,646)	$209
Deferred tax valuation allowance	$8,823	$(5,075)	$—	$3,748

16. Quarterly Results (unaudited)

        The results of the Company's quarterly operations (unaudited) for 2006 and 2005 are as follows (in thousands except share data):

	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2006
Operating revenues	$216,253	$176,657	$231,421	$201,325
Operating income/(loss)	9,446	(12,948)	6,792	(4,070)
Net earnings/(loss)	3,542	(7,479)	5,425	(3,780)
Basic earnings/(loss) per common share	$0.15	$(0.31)	$0.22	$(0.17)
Diluted earnings/(loss) per common share	$0.13	$(0.31)	$0.20	$(0.17)
	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2005
Operating revenues	$159,549	$171,882	$217,180	$238,527
Operating income	17,178	10,789	10,235	18,414
Net earnings	9,898	5,506	5,470	10,754
Basic earnings per common share	$0.52	$0.23	$0.23	$0.45
Diluted earnings per common share	$0.38	$0.21	$0.20	$0.40

17. Subsequent Events

        On April 5, 2007, the Company announced that it has entered into an agreement to be acquired by Global Aero Logistics Inc. for $315.0 million in an all-cash transaction. Under the terms of the agreement, World Air Holdings shareholders will receive $12.50 in cash for each share of the Company's common stock owned.

        Delta Air Lines, Inc. ("Delta") filed for bankruptcy in 2005. World Airways filed a claim against Delta for certain maintenance and lease payments the Company had made to Delta under maintenance service and equipment lease agreements. In May 2007, World Airways reached a settlement agreement with Delta whereby the Company will have an allowed general unsecured claim in Delta's bankruptcy case in the amount of $5.5 million. This agreement has no impact on the consolidated financial statements for the year ended December 31, 2006.

WORLD AIR HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
(unaudited)

	June 30, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$28,480	$31,198
Restricted cash	1,980	1,087
Short-term investments	10,175	—
Trade accounts receivable, less sales allowance and allowance for doubtful accounts of $2,036 at June 30, 2007 and $1,623 at December 31, 2006	44,906	27,944
Other receivables	9,087	16,112
Prepaid expenses and other current assets	20,889	19,697
Deferred income taxes	4,005	1,261

Total current assets	119,522	97,299
Equipment and property
Flight and other equipment	90,133	84,048
Less: accumulated depreciation and amortization	51,036	48,613

Net equipment and property	39,097	35,435
Goodwill and other intangible assets
Goodwill	25,370	25,370
Other intangible assets, net of accumulated amortization of $1,908 at June 30, 2007 and $1,614 at December 31, 2006	6,187	6,481

Net goodwill and other intangible assets	31,557	31,851
Long-term deposits	28,580	28,481
Other assets and deferred charges, net of accumulated amortization of $308 at June 30, 2007 and $185 at December 31, 2006	7,083	5,684

Total assets	$225,839	$198,750

See accompanying Notes to Condensed Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
(unaudited)

	June 30, 2007	December 31, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$61,511	$52,372
Current portion of accrued rent	4,949	3,945
Current portion of deferred rent	1,618	2,007
Unearned revenue	22,133	18,163
Accrued maintenance	8,340	14,504
Accrued salaries, wages and profit sharing	19,911	15,814
Accrued taxes	16,369	6,413

Total current liabilities	134,831	113,218
Deferred gain from sale-leaseback transactions, net of accumulated amortization of $5,466 at June 30, 2007 and $5,263 at December 31, 2006	106	244
Accrued post-retirement benefits	8,330	7,804
Accrued and deferred rent, net of current portion	9,197	9,128
Deferred income taxes	—	1,225
Other liabilities	89	—

Total liabilities	152,553	131,619
Stockholders' equity
Preferred stock, $.001 par value (5,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock, $.001 par value (100,000,000 shares authorized; 22,593,017 shares issued and outstanding at June 30, 2007; 22,367,317 shares issued and outstanding at December 31, 2006)	23	22
Additional paid-in capital	38,766	37,021
Retained earnings	34,280	29,861
Other comprehensive income	217	227

Total stockholders' equity	73,286	67,131
Commitments and contingencies	—	—

Total liabilities and stockholders' equity	$225,839	$198,750

See accompanying Notes to Condensed Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Operating revenues
Flight operations	$229,703	$176,300	$452,180	$392,167
Other	329	357	703	743

Total operating revenues	230,032	176,657	452,883	392,910

Operating expenses
Flight	68,920	53,955	137,023	115,370
Maintenance	31,470	36,441	65,045	66,875
Aircraft costs	33,017	30,689	64,781	59,950
Fuel	57,037	39,970	108,743	89,299
Flight operations subcontracted to other carriers	(12)	5	238	2,111
Commissions	11,916	7,387	23,703	18,352
Depreciation and amortization	1,836	1,639	3,688	3,310
Sales, general and administrative	19,666	19,519	42,650	41,145

Total operating expenses	223,850	189,605	445,871	396,412

Operating income (loss)	6,182	(12,948)	7,012	(3,502)
Other income (expense)
Interest expense	(26)	—	(27)	(3,573)
Interest income	455	428	800	767
Other, net	(32)	(200)	(110)	(314)

Total other income (expense)	397	228	663	(3,120)

Earnings (loss) before income tax expense	6,579	(12,720)	7,675	(6,622)
Income tax expense (benefit)	2,678	(5,241)	3,256	(2,685)
Net earnings (loss)	$3,901	$(7,479)	$4,419	$(3,937)

Basic earnings per share
Net earnings (loss)	$0.17	$(0.31)	$0.20	$(0.16)

Weighted average shares outstanding	22,568	24,034	22,541	23,986
Diluted earnings per share
Net earnings (loss)	$0.16	$(0.31)	0.18	$(0.16)

Weighted average shares outstanding	25,143	24,034	$25,038	23,986

See accompanying Notes to Condensed Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES
IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

SIX MONTHS ENDED JUNE 30, 2007

(in thousands, except share amounts)
(unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances at December 31, 2006	$22	$37,021	$29,861	$227	$67,131
Net income	—	—	4,419	—	4,419
Other comprehensive income, net	—	—	—	(10)	(10)

Comprehensive income					4,409
Exercise of 250,900 stock options	1	321	—	—	322
Excess tax benefit of stock option exercises	—	827	—	—	827
Amortization of warrants	—	68	—	—	68
Stock-based compensation	—	529	—	—	529

Balances at June 30, 2007	$23	$38,766	$34,280	$217	$73,286

See accompanying Notes to Condensed Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2007 and 2006
(in thousands)
(unaudited)

	2007	2006
Cash and cash equivalents at beginning of year	$31,198	$46,202
Cash flow from operating activities
Net earnings (loss)	4,419	(3,937)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	3,688	3,310
Deferred gain recognition	(203)	(203)
Loss on disposals of equipment and property	519	251
Amortization of warrants and debt issuance costs	191	2,781
Deferred income taxes	(3,724)	2,181
Provision for doubtful accounts and sales allowance	568	552
Stock-based compensation	529	183
Other	(10)	59
Changes in operating assets and liabilities, exclusive of acquisitions:
Trade and other receivables	(10,505)	35,765
Restricted cash	(893)	(5,780)
Deposits, prepaid expenses and other assets	(2,963)	(4,637)
Accounts payable, accrued expenses and other liabilities	18,404	(26,754)
Unearned revenue	3,970	11,195

Net cash provided by operating activities	13,990	14,966

Cash flows from investing activities
Purchases of equipment and property	(7,641)	(4,657)
Net sales (purchases) of short term investments	(10,175)	(17,718)
Proceeds from disposals of equipment and property	54	289

Net cash used in investing activities	(17,762)	(22,086)

Cash flows from financing activities
Repayment of debt	—	(24,000)
Proceeds from exercise of stock options	322	385
Excess tax benefit from employees stock-based compensation plan	732	918
Debt issuance cost	—	(367)

Net cash provided by (used in) financing activities	1,054	(23,064)

Net decrease in cash and cash equivalents	(2,718)	(30,184)

Cash and cash equivalents at end of period	$28,480	$16,018

Supplemental information:
Interest paid	$—	$363
Income taxes paid	$4,498	$88

See accompanying Notes to Condensed Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

Basis of Presentation

        The unaudited Condensed Consolidated Financial Statements include the accounts of World Air Holdings, Inc. ("World Air Holdings" or the "Company"), and its wholly-owned subsidiaries, World Airways, Inc. ("World Airways"), North American Airlines, Inc. ("North American"), and World Risk Solutions, Ltd. ("World Risk Solutions"). World Airways Parts Company LLC is a wholly-owned subsidiary of World Airways. All significant inter-company accounts and transactions have been eliminated in consolidation for all periods presented.

        Management believes that all adjustments necessary to present fairly the financial position of World Air Holdings, Inc. as of June 30, 2007 and the results of operations for the respective three-months and six-months ended June 30, 2007 have been included in the unaudited Condensed Consolidated Financial Statements for the interim periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the results of operations for the three-months and six-months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

        The Consolidated Balance Sheet for December 31, 2006 is from the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K"). These interim period Consolidated Financial Statements and accompanying footnotes should be read in conjunction with the Consolidated Financial Statements contained in the 2006 Form 10-K.

2. Segment Reporting

        The Company has two operating segments, World Airways and North American. Financial and other information for the three-months and six-months ended June 30, 2007 and 2006 by reporting segment is set forth below (in thousands).

	Three Months Ended June 30, 2007
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total operating revenues	$144,495	$85,545	$(8)	$230,032
Total operating expenses	$139,124	$85,123	$(397)	$223,850
Operating income	$5,371	$422	$389	$6,182
Total assets	$133,692	$82,101	$10,046	$225,839
	Three Months Ended June 30, 2006
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total operating revenues	$115,605	$61,192	$(140)	$176,657
Total operating expenses	$126,614	$63,426	$(435)	$189,605
Operating income (loss)	$(11,009)	$(2,234)	$295	$(12,948)
Total assets	$136,996	$76,809	$5,199	$219,004
	Six Months Ended June 30, 2007
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total operating revenues	$283,302	$170,372	$(791)	$452,883
Total operating expenses	$274,722	$171,926	$(777)	$445,871
Operating income (loss)	$8,580	$(1,554)	$(14)	$7,012
Total assets	$133,692	$82,101	$10,046	$225,839
	Six Months Ended June 30, 2006
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total operating revenues	$273,987	$119,290	$(367)	$392,910
Total operating expenses	$275,247	$121,212	$(47)	$396,412
Operating loss	$(1,260)	$(1,922)	$(320)	$(3,502)
Total assets	$136,996	$76,809	$5,199	$219,004

3. Long-Term Deposits

        Long-term deposits of $28.6 million at June 30, 2007 consisted of aircraft and engine (flight equipment) deposits of $28.0 million and building and miscellaneous deposits of $0.6 million. At December 31, 2006, long-term deposits of $28.5 million consisted of aircraft and engine deposits of $27.6 million and building and miscellaneous deposits of $0.9 million.

4. Earnings (Loss) per Share

        Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share include the effects of common equivalent shares outstanding during the period that are dilutive.

        The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	Three Months Ended June 30, 2007
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Earnings available to common stockholders	$3,901	22,568	$0.17

Effect of dilutive securities
Warrants	—	1,880
Options	—	630
Restricted stock	—	65

Diluted EPS
Earnings available to common shareholders plus assumed conversion	$3,901	25,143	$0.16

	Three Months Ended June 30, 2006
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS
Loss available to common stockholders	$(7,479)	24,034	$(0.31)

	Six Months Ended June 30, 2007
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Earnings available to common stockholders	$4,419	22,541	$0.20
Effect of dilutive securities
Warrants	—	1,848
Options	—	595
Restricted stock	—	54

Diluted EPS
Earnings available to common shareholders plus assumed conversion	$4,419	25,038	$0.18

	Six Months Ended June 30, 2006
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS
Loss available to common stockholders	$(3,937)	23,986	$(0.16)

        Excluded from the diluted earnings per share calculation for the three- and six-month periods ended June 30, 2006 are 1.7 million shares related to warrants. Also excluded are approximately 0.8 million shares and 0.9 million shares related to options for the three-months and six-months ended June 30, 2006, respectively. These shares are excluded because the effect of including the shares would have been anti-dilutive.

5. Long-term Debt

        On March 30, 2006 the Company prepaid the remaining principal balance of $24.0 million outstanding under the $30.0 million term loan (the "ATSB Loan"), which was 90% guaranteed by the Air Transportation Stabilization Board (the "ATSB") and 10% guaranteed by a third party, with working capital. As a result of this prepayment, the Company expensed an additional $2.3 million in unamortized debt issuance and warrant costs associated with the ATSB Loan during the first quarter of 2006.

        Additionally, in March 2006, World Airways and North American entered into a Loan and Security Agreement with Wachovia Bank, National Association ("Wachovia Loan"), for the issuance of loans and letters of credit up to $50.0 million subject to certain terms, conditions, and limitations. The Company has obtained the necessary waivers through August 17,2007 relating to the violations of certain negative covenant provisions. The Company had no borrowings outstanding at June 30, 2007 or December 31, 2006. As part of the acquisition of the Company by Global Aero Logistics Inc. ("Global Aero Logistics"), on August 14, 2007 the Wachovia Loan agreement was terminated (See Note 12).

6. Lease Obligations

        During the second quarter of 2007, the Company signed a letter of intent to lease two Boeing 747-400 ("B747") Special Freighter aircraft. Deliveries are planned during 2008, at the discretion of the lessor. The term of the leases are 120 months each from the respective delivery dates. Future minimum lease payments for these aircraft leases, excluding maintenance reserves, are $10.4 million, $19.2 million, $19.2 million, $19.2 million and $124.0 million for the years 2008, 2009, 2010, 2011, and thereafter, respectively. These aircraft leases require the Company to pay certain maintenance reserves for airframes, engines, landing gear and auxiliary power units of approximately $1.2 million per year plus additional amounts based on flight hours and cycles. Certain return conditions also must be met prior to returning the aircraft to the lessor.

7. Accounting for Stock-Based Compensation

        At June 30, 2007, the Company had one stock-based compensation plan. The 1995 Stock Incentive Plan (the "1995 Plan") was amended in May 2004 to allow for various forms of equity awards including restricted stock.

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123I, Share-Based Payments ("SFAS 123R"), using the modified-prospective transition method. Under the modified-prospective transition method, compensation cost recognized during the three-months and six-months ended June 30, 2007 and 2006 includes compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123R.

Stock Options

        The table below summarizes stock option award activity pursuant to the Company's plans for the six-months ended June 30, 2007:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2006	1,624	$3.55
Granted	—	—
Exercised	(251)	$1.28
Forfeited	(4)	$7.44

Outstanding at June 30, 2007	1,369	$3.96	4.6	$11,019

Exercisable at June 30, 2007	1,020	$2.78	4.1	$9,402

        The total intrinsic value of options exercised for the six-month period ended June 30, 2007, determined as of the date of exercise of options, was $2.1 million. The total intrinsic value of options exercised for the six-month period ended June 30, 2006, determined as of the date of exercise of options, was $2.2 million. Cash received from option exercises during the six-month periods ended June 30, 2007 and 2006, totaled $0.3 million and $0.4 million, respectively.

        The Company recorded $0.3 million and $0.2 million of stock-based compensation expense related to non-vested stock options to sales, general and administrative expense for the six-month period ended June 30, 2007 and 2006, respectively. The excess tax benefit realized for the tax deduction from option exercises under the Company plan was $0.8 million and $0.8 million for the six-month periods ended 2007 and 2006, which generated cash flows from excess tax benefits, under the long-haul method, of $0.7 million and $1.0 million, respectively.

        At June 30, 2007, there was approximately $1.0 million of total unrecognized compensation expense related to non-vested stock options granted under the Company's stock incentive plans, which was expected to be recognized over a weighted-average vesting period of 2.2 years. On August 14, 2007, the Company executed the final agreement with Global Aero Logistics the parent company of ATA Airlines, Inc., completing Global Aero Logistics' acquisition of World Air Holdings, Inc. As a result of this acquisition, all non-vested stock options granted under the 1995 Plan became fully vested and exercisable. Therefore, in August 2007, the Company recorded approximately $1.0 million of stock-based compensation expense related to the accelerated vesting of these stock options to sales, general and administrative expense.

Restricted Stock Awards

        The Company recorded $0.3 million of stock-based compensation expense related to non-vested restricted stock awards to sales, general and administrative expense for the six-month period ended June 30, 2007. At June 30, 2007, there was approximately $1.2 million of total unrecognized compensation expense related to non-vested restricted stock granted under the Company's stock incentive plan, which was expected to be recognized over a weighted-average vesting period of 3.8 years. On August 14, 2007 the Company executed the final agreement with Global Aero Logistics the parent company of ATA Airlines, Inc., completing Global Aero Logistics' acquisition of World Air Holdings, Inc. As a result of this acquisition, all non-vested restricted stock awards granted under the 1995 Plan became fully vested. Therefore, in August 2007 the Company recorded approximately $1.2 million of stock-based compensation expense related to the accelerated vesting of these restricted stock awards to sales, general and administrative expense. The Company had no stock-based compensation expense related to non-vested restricted stock awards for the six-month period ended June 30, 2006.

8. Post-Retirement Health Care Benefits Plan

        World Airways' cockpit crewmembers and eligible dependents are covered by a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life.

        A summary of the net periodic post-retirement benefit costs for the three and six month periods ended June 30 is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Service cost	$192	$334	$384	$526
Interest cost	113	159	226	270
Amortization of prior service cost	(4)	3	(8)	6
Net amortized loss	—	59	—	78

Net periodic post-retirement benefit cost	$301	$555	$602	$880

        The Company anticipates that it will contribute approximately $0.2 million to fund its health care obligations in 2007. As of June 30, 2007, less than $0.1 million of contributions have been made.

9. Major Customers and Products

        Information concerning customers for the three and six month periods ended June 30, 2007 and 2006 in which their revenues comprise 10% or more of the Company's total operating revenues is presented in the following table (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
World Airways
	2007	2006	2007	2006
U.S. Air Force ("USAF") Air Mobility Command	$107.7	$74.5	$206.4	$199.5
	Three Months Ended June 30,		Six Months Ended June 30,
North American
	2007	2006	2007	2006
U.S. Air Force ("USAF") Air Mobility Command	$61.8	$39.1	$124.6	$77.1

        Information concerning the classification of the Company's revenues comprising 10% or more of total operating revenues for the three-and six-month periods ended June 30, 2007 and 2006 is presented in the following table (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
World Airways
	2007	2006	2007	2006
Passenger Charter Operations	$115.2	$86.6	$223.4	$217.4
Cargo Charter Operations	29.0	28.5	59.2	55.6
	Three Months Ended June 30,		Six Months Ended June 30,
North American
	2007	2006	2007	2006
Passenger Charter Operations	$68.6	$50.7	$137.8	$99.4
Passenger Schedule Service	17.5	10.3	32.6	19.5

10. Commitments and Contingencies

Union Negotiations and Litigation:

        World Airways' Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 29.8% of the total workforce at World Airways and are represented by the International Brotherhood of Teamsters ("IBT"), are subject to a collective bargaining agreement which will become amendable on March 1, 2009.

        World Airways' Flight Attendants:    The World Airways' flight attendants, representing approximately 41.7% of World Airways employees, are subject to a collective bargaining agreement that became amendable August 31, 2006. In July 2007, the flight attendants represented by the IBT reached a tentative agreement for a new contract. On September 28, 2007, the flight attendants, with a vote of 71% in favor, ratified the substantive terms of the tentative agreement. The tentative agreement included a one time signing bonus of $0.3 million, which the Company will record to expense in the third quarter of 2007. The agreement will become amendable in 2012.

        North American's Cockpit Crewmembers:    The National Mediation Board ("NMB") certified the IBT to represent North American's cockpit crewmembers (approximately 21.9% of the total employees at North American) on January 16, 2004. North American and the IBT commenced negotiations for their first collective bargaining agreement on April 6, 2004 and have met on numerous occasions. In August 2007, the cockpit crewmembers represented by the IBT reached a tentative agreement for a new contract.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election (the IBT) among North American's flight attendants. Flight attendants comprise approximately 43.5% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations began in 2006 between North American and the IBT and are ongoing.

Other Litigation:

        In March 2007, the Company entered into a settlement agreement with Virgin Atlantic Airways, Ltd. for damages sustained to a North American aircraft in 2004 that the Company had previously recorded a receivable of approximately $0.2 million. The Company received a total of approximately $1.0 million for the damages to the aircraft and recorded the settlement of adjusting expenses for the costs incurred for the damages of approximately $0.2 million to maintenance expense, $0.2 million to flight costs and $0.4 million to sales, general and administrative expense during the quarter ended March 31, 2007.

        In August 2007, an arbitrator issued a binding opinion on a matter between World Airways and the IBT allowing pilots who reach the mandatory retirement age of 60 years to displace second officers. World Airways recorded a liability of approximately $0.6 million, net of tax, as an estimate of the award for back pay and other benefits payable to the captains represented in the IBT action.

        In the ordinary course of business, the Company is party to various other legal proceedings and claims which we believe are incidental to the operations of our business. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

11. Income Tax Expense

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). The Company adopted FIN 48 effective January 1, 2007. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provided guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

        Upon adoption of FIN 48, there was no cumulative catch-up adjustment to the Company's retained earnings. At January 1, 2007 and June 30, 2007, the total amount of gross unrecognized tax benefits was $3.2 million and $3.5 million, respectively. At June 30, 2007, this amount relates to $1.5 million of federal income taxes and $2.0 million of state and foreign taxes. The impact on the Company's effective tax rate as a result of the $3.5 million of unrecognized tax benefits would be approximately $1.3 million. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income tax expense. As of January 1, 2007 and June 30, 2007, the liability for gross unrecognized tax benefits included approximately $0.7 million and $1.0 million, respectively, of interest and penalties.

        The Company files income tax returns in the United States and various state and local jurisdictions. World Airways is presently under examination by the Internal Revenue Service ("IRS") for tax year ended December 31, 2004. North American is also under examination by the IRS for the income tax return filed for the year ended December 31, 2003 and the S-Corporation tax return filed for the year ended December 31, 2004.

        The Company does not anticipate any significant adjustment to unrecognized tax benefits which will impact income tax expense, due to the settlement of audits and the expiration of statutes of limitations in the next 12 months. However, actual results could differ from those currently anticipated.

        During the six-month period ended June 30, 2007, additional reserves for tax uncertainties totaling less than $0.1 million and additional interest totaling approximately $0.2 million were provided by the Company. As of June 30, 2007, the Company has recorded approximately $3.5 million of unrecognized tax benefits in other liabilities on the consolidated balance sheet.

        The effective income tax rate for the Company was 42.4% for the six-months ended June 30, 2007 compared to 40.5% in the same period of 2006. The increase in the effective rate is due to the impact of certain non-deductible items that do not fluctuate with the level of income, such as meal and entertainment expenses and penalties.

12. Subsequent Events

        On April 5, 2007, the Company announced that it has entered into an agreement to be acquired by Global Aero Logistics. On July 18, 2007 at a special meeting of the shareholders, the merger agreement, as amended, was approved by a majority vote. On August 14, 2007, the Company executed the final agreement with Global Aero Logistics the parent company of ATA Airlines, Inc., completing Global Aero Logistics' acquisition of World Air Holdings, Inc. Global Aero Logistics acquired World Air in a cash merger with a price per share of $12.50 and a total transaction value of approximately $315.0 million.

        On August 14, 2007, the Company and the former owner of North American Airlines ("the Seller"), entered into an agreement to amend the original Stock Purchase Agreement dated April 27, 2005. Under the terms of this amendment, the Seller will reimburse the company $2.5 million of tax distributions previously paid under the original agreement. In addition, the Company receives the right to control the filing and any potential tax disputes relating to the tax returns filed prior to April 27, 2005. The Company will provide the Seller with an irrevocable letter of credit up to $2.5 million to indemnify the Seller for any increases relating to certain individual taxes and costs associated with the tax returns filed prior to April 27, 2005 should those returns be adjusted by taxing authorities.

13. Recently Issued Accounting Standards

        In June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-03 "How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement ("EITF 06-03"). The scope of EITF 06-03 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, and provides that a company may adopt a policy of presenting taxes either gross within revenue or on a net basis. For any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes for each period for which an income statement is presented if those amounts are significant. This statement is effective for financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-03 on January 1, 2007. Various taxes and fees on the sale of tickets to customers are collected by the Company as an agent and remitted to the respective taxing authority. These taxes and fees have been presented on a net basis in the accompanying consolidated statement of income and recorded as a liability until remitted to the respective taxing authority.

        In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The Company will adopt SFAS 159 effective January 1, 2008. The Company has not yet determined the effect, if any, that the adoption of SFAS 159 will have on its financial position or results of operations.

        In September 2007, the American Institute of Certified Public Accountants ("AICPA") issued "Proposed AICPA Audit and Accounting Guide, Airlines" which has been developed by the AICPA Airline Guide Task Force to assist management in reporting entities in their preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") and to assist auditors and reporting on such financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses (subject to future contingencies) payable by us in connection with the issuance and distribution of our securities being registered hereby. All amounts are estimated except the SEC registration fee:

Expenses	Amount
SEC registration fee		$1535
Printing and engraving expenses
Legal fees and expenses
Blue Sky fees and expenses
Subscription agent fees and expenses
Accounting fees and expenses
Miscellaneous expenses
TOTAL	$

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

        Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Our Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law, and our By-laws provide for the indemnification of our directors and officers to the maximum extent permitted by Delaware law.

        Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

        Global maintains a global Directors' and Officers' liability insurance policy that provides coverage to its directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

        Global issued 11,507,142 shares of Series A preferred convertible stock to MatlinPatterson for an aggregate purchase price of $161.1 million, or $14.00 per share, on August 14, 2007. The Series A preferred stock has an annual cumulative dividend rate of 16.0% payable in common stock upon conversion. JPMorgan and Jefferies also, respectively, received 1,808,986 and 452,247 immediately exercisable warrants to purchase Global's common stock at an exercise price of $0.01 per share.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of April 5, 2007, between Global Aero Logistics Inc., Hugo Acquisition Corp., and World Air Holdings, Inc.*
2.2	Amendment No. 1, dated as of June 30, 2007, to the Agreement and Plan of Merger, dated as of April 5, 2007, between Global Aero Logistics Inc., Hugo Acquisition Corp., and World Air Holdings, Inc.*
2.3	Certificate of Merger, as filed with the Secretary of State of the State of Delaware on August 14, 2007.*
2.4	Agreement and Plan of Merger, dated as of January 10, 2005, by and among World Airways Inc., World Air Holdings, Inc., and World Merger Subsidiary, Inc.*
2.5	First Amended Joint Chapter 11 Plan of Reorganization for the Reorganizing Debtors.*
2.6	Reorganizing Debtors' First Immaterial Modification and Clerical Correction to the First Amended Joint Chapter 11 Plan of Reorganization for the Reorganizing Debtors.*
2.7	Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization for the Reorganizing Debtors.*
3.1	Bridge and Purchase Agreement by and among Global Aero Logistics Inc. and MatlinPatterson ATA Holdings LLC, dated as of August 14, 2007.*
3.2	Warrant Agreement dated as of August 14, 2007, between Global Aero Logistics Inc. and JPMorgan Chase Bank, N.A.*
3.3	Amended and Restated Certificate of Incorporation of New ATA Holdings Inc. (n/k/a Global Aero Logistics Inc.).*
3.4	Amended and Restated By-Laws of New ATA Holdings Inc. (n/k/a/ Global Aero Logistics Inc.)*
3.5	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of New ATA Holdings Inc., changing its name to Global Aero Logistics Inc., dated as of April 2, 2007.*
3.6	Certificate of Correction of the Amended and Restated Certificate of Incorporation of Global Aero Logistics Inc., dated September 17, 2007*
3.7	Certificate of Designations for Series A Convertible Cumulative Preferred Stock of Global Aero Logistics Inc., dated as of August 14, 2007.*

5.1	Opinion of Cravath, Swaine & Moore LLP.*
10.1	Stock Option Plan for Management Employees of New ATA Holdings, Inc.*
10.2	New ATA Holdings' Inc. 2006 Long Term Incentive Plan*
10.3	Severance Agreement between ATA Holdings Corp. and J. George Mikelsons dated August 31, 2005.*
10.4	Non-Competition and Confidentiality Agreement between ATA Holdings Corp. and J. George Mikelsons dated August 31, 2005.*
10.5	Term Loan Agreement dated as of August 14, 2007, among New ATA Acquisition Inc., Jeffries Finance LLC and JPMorgan Chase Bank, N.A.*
10.6	Guarantee and Collateral Agreement dated as of August 14, 2007, made by Global Aero Logistics Inc., New ATA Investment Inc., New ATA Acquisition Inc. and various Guarantors in favor of JPMorgan Chase Bank, N.A.*
10.7	Mortgage and Security Agreement dated as of August 14, 2007, between ATA Airlines, Inc., and JPMorgan Chase Bank, N.A.*
10.8	Mortgage and Security Agreement Supplement No. 1 dated as of August 14, 2007, of ATA Airlines, Inc.*
10.9	Mortgage and Security Agreement dated as of August 14, 2007, between World Airways, Inc., and JPMorgan Chase Bank, N.A.*
10.10	Mortgage and Security Agreement Supplement No. 1 dated as of August 14, 2007, of World Airways, Inc.*
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm*
23.3	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1)*
24.1	Power of Attorney (contained in the signature page)
99.1	Form of Subscription Agent Agreement*
99.2	Form of Letter to Shareholders*

*
To be filed be amendment

(b)  Financial Statement Schedules.

        The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated statements of Global and World Air Holdings or related notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on October 26, 2007.

GLOBAL AERO LOGISTICS INC.
By:	/s/ SUBODH KARNIK Name: Subodh Karnik Title: Director, President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Global Aero Logistics Inc., do hereby constitute and appoint Subodh Karnik and Mark M. McMillin, or any of them, our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended) hereto and we do hereby ratify and confirm that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of October, 2007.

Signature	Title

/s/ SUBODH KARNIK Subodh Karnik	(Director, President and Chief Executive Officer)
/s/ WILLIAM GARRETT William Garrett	(Interim Chief Financial Officer)
/s/ JOHN DENISON John Denison	(Chairman of the Board of Directors)
/s/ DUANE H. CASSIDY Gen. Duane H. Cassidy	(Director)

/s/ MARC CHODOCK Marc Chodock	(Director)
/s/ BERNARD L. HAN Bernard L. Han	(Director)
/s/ DAVID MATLIN David Matlin	(Director)
/s/ PETER SCHOELS Peter Schoels	(Director)
/s/ LAWRENCE M. TEITELBAUM Lawrence M. Teitelbaum	(Director)
/s/ HARVEY L. TEPNER Harvey L. Tepner	(Director)
/s/ RANDY J. MARTINEZ Randy J. Martinez	(Director)

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of April 5, 2007, between Global Aero Logistics Inc., Hugo Acquisition Corp., and World Air Holdings, Inc.*
2.2	Amendment No. 1, dated as of June 30, 2007, to the Agreement and Plan of Merger, dated as of April 5, 2007, between Global Aero Logistics Inc., Hugo Acquisition Corp., and World Air Holdings, Inc.*
2.3	Certificate of Merger, as filed with the Secretary of State of the State of Delaware on August 14, 2007.*
2.4	Agreement and Plan of Merger, dated as of January 10, 2005, by and among World Airways Inc., World Air Holdings, Inc., and World Merger Subsidiary, Inc.*
2.5	First Amended Joint Chapter 11 Plan of Reorganization for the Reorganizing Debtors.*
2.6	Reorganizing Debtors' First Immaterial Modification and Clerical Correction to the First Amended Joint Chapter 11 Plan of Reorganization for the Reorganizing Debtors.*
2.7	Order Confirming the First Amended Joint Chapter 11 Plan of Reorganization for the Reorganizing Debtors.*
3.1	Bridge and Purchase Agreement by and among Global Aero Logistics Inc. and MatlinPatterson ATA Holdings LLC, dated as of August 14, 2007.*
3.2	Warrant Agreement dated as of August 14, 2007, between Global Aero Logistics Inc. and JPMorgan Chase Bank, N.A*
3.3	Amended and Restated Certificate of Incorporation of New ATA Holdings Inc. (n/k/a Global Aero Logistics Inc.).*
3.4	Amended and Restated By-Laws of New ATA Holdings Inc. (n/k/a Global Aero Logistics Inc.)*
3.5	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of New ATA Holdings Inc., changing its name to Global Aero Logistics Inc., dated as of April 2, 2007.*
3.6	Certificate of Correction of the Amended and Restated Certificate of Incorporation of Global Aero Logistics Inc., dated September 17, 2007*
3.7	Certificate of Designations for Series A Convertible Cumulative Preferred Stock of Global Aero Logistics Inc., dated as of August 14, 2007.*
5.1	Opinion of Cravath, Swaine & Moore LLP.*
10.1	Stock Option Plan for Management Employees of New ATA Holdings, Inc.*
10.2	New ATA Holdings' Inc. 2006 Long Term Incentive Plan*
10.3	Severance Agreement between ATA Holdings Corp. and J. George Mikelsons dated August 31, 2005.*
10.4	Non-Competition and Confidentiality Agreement between ATA Holdings Corp. and J. George Mikelsons dated August 31, 2005.*
10.5	Term Loan Agreement dated as of August 14, 2007, among New ATA Acquisition Inc., Jeffries Finance LLC and JPMorgan Chase Bank, N.A*

10.6	Guarantee and Collateral Agreement dated as of August 14, 2007, made by Global Aero Logistics Inc., New ATA Investment Inc., New ATA Acquisition Inc. and various Guarantors in favor of JPMorgan Chase Bank, N.A.*
10.7	Mortgage and Security Agreement dated as of August 14, 2007, between ATA Airlines, Inc., and JPMorgan Chase Bank, N.A*
10.8	Mortgage and Security Agreement Supplement No. 1 dated as of August 14, 2007, of ATA Airlines, Inc.*
10.9	Mortgage and Security Agreement dated as of August 14, 2007, between World Airways, Inc., and JPMorgan Chase Bank, N.A*
10.10	Mortgage and Security Agreement Supplement No. 1 dated as of August 14, 2007, of World Airways, Inc.*
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm*
23.3	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1)*
24.1	Power of Attorney (contained in the signature page)
99.1	Form of Subscription Agent Agreement*
99.2	Form of Letter to Shareholders*

*
To be filed by amendment

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
PROSPECTUS SUMMARY
($ in billions, except percentage data)
Summary of the Rights Offering
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF GLOBAL
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF WORLD AIR HOLDINGS
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
CAPITALIZATION
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited pro forma combined balance sheet as of June 30, 2007 (dollars in thousands, except share and per share amounts)
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2006 (dollars in thousands, except share and per share amounts)
Unaudited pro forma combined statement of operations for the six months ended June 30, 2007 (dollars in thousands, except share and per share amounts)
Notes to the unaudited pro forma condensed combined statement of operations
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF GLOBAL
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF WORLD AIR HOLDINGS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBAL
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WORLD AIR HOLDINGS
BUSINESS
($ in billions, except percentage data)
MANAGEMENT
SECURITY OWNERSHIP
CERTAIN RELATIONSHIPS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE RIGHTS OFFERING
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (Dollars in thousands)
GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share data)
GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Dollars in thousands)
GLOBAL AERO LOGISTICS INC. (f/k/a NEW ATA HOLDINGS INC.) AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
GLOBAL AERO LOGISTICS INC. (F/K/A NEW ATA HOLDINGS INC.) AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fresh-Start Adjustments
GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in thousands)
GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share data)
GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Dollars in thousands)
GLOBAL AERO LOGISTICS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
Global Aero Logistics Inc. and Subsidiaries Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) CONSOLIDATED BALANCE SHEETS (Dollars in thousands)
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands)
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT (Dollars in thousands)
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ATA HOLDINGS CORP. AND SUBSIDIARIES (Debtor and Debtor-in-Possession as of October 26, 2004) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Financial Statements and Supplementary Data ATA Holdings Corp. And Subsidiaries (Debtor and Debtor-in-Possession as of October 26, 2004) 2005 Quarterly Financial Summary (Unaudited)
Financial Statements and Supplementary Data ATA Holdings Corp. And Subsidiaries (Debtor and Debtor-in-Possession as of October 26, 2004) 2004 Quarterly Financial Summary (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WORLD AIR HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS
WORLD AIR HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
WORLD AIR HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) (in thousands, except share data)
WORLD AIR HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
WORLD AIR HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WORLD AIR HOLDINGS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data) (unaudited)
WORLD AIR HOLDINGS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data) (unaudited)
WORLD AIR HOLDINGS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data) (unaudited)
WORLD AIR HOLDINGS, INC. CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME SIX MONTHS ENDED JUNE 30, 2007 (in thousands, except share amounts) (unaudited)
WORLD AIR HOLDINGS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS SIX MONTHS ENDED JUNE 30, 2007 and 2006 (in thousands) (unaudited)
WORLD AIR HOLDINGS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Stock Options
Restricted Stock Awards
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX